                                                                  Exhibit T-3(E)

                         UNITED STATES BANKRUPTCY COURT
                              DISTRICT OF DELAWARE


In re:                             )    Chapter 11
                                   )
LOEHMANN'S, INC.,                  )    Case No. 99-1138 (MFW)
                                   )
                      Debtor.      )


                            SECOND AMENDED DISCLOSURE
                      STATEMENT ACCOMPANYING SECOND AMENDED
                PLAN OF REORGANIZATION OF LOEHMANN'S, INC. UNDER
         CHAPTER 11 OF THE BANKRUPTCY CODE AS MODIFIED ON JULY 28, 2000



PAUL, WEISS, RIFKIND, WHARTON            YOUNG CONAWAY STARGATT
  & GARRISON                               & TAYLOR, LLP
Alan W. Kornberg                         James L. Patton, Jr.
Jeffrey D. Saferstein                    Pauline K. Morgan
Susan E. Welber                          1110 N. Market Street
1285 Avenue of the Americas              P.O. Box 391
New York, New York  10019-6064           Rodney Square North, 11th Floor
(212) 373-3000                           Wilmington, Delaware  19801
                                         (302) 571-6600


                              Dated: July 28, 2000

ALL CREDITORS ARE ADVISED AND ENCOURAGED TO READ THIS DISCLOSURE STATEMENT AND THE PLAN IN THEIR ENTIRETY BEFORE VOTING TO ACCEPT OR REJECT THE PLAN. PLAN SUMMARIES AND STATEMENTS MADE IN THIS DISCLOSURE STATEMENT, INCLUDING THE FOLLOWING SUMMARY, ARE QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO THE PLAN, OTHER EXHIBITS ANNEXED TO THE PLAN, THE PLAN SUPPLEMENT AND THIS DISCLOSURE STATEMENT. THE STATEMENTS CONTAINED IN THIS DISCLOSURE STATEMENT ARE MADE ONLY AS OF THE DATE HEREOF UNLESS OTHERWISE SPECIFIED, AND THERE CAN BE NO ASSURANCE THAT THE STATEMENTS CONTAINED HEREIN WILL BE CORRECT AT ANY TIME AFTER SUCH DATE. ALL CREDITORS SHOULD READ CAREFULLY THE "RISK FACTORS" SECTION HEREOF BEFORE VOTING FOR OR AGAINST THE PLAN. SEE SECTION X, "CERTAIN RISK FACTORS TO BE CONSIDERED."

      THIS DISCLOSURE STATEMENT HAS BEEN PREPARED IN ACCORDANCE WITH SECTION 1125 OF THE BANKRUPTCY CODE AND RULE 3016 OF THE FEDERAL RULES OF BANKRUPTCY PROCEDURE AND NOT NECESSARILY IN ACCORDANCE WITH FEDERAL OR STATE SECURITIES LAWS OR OTHER APPLICABLE LAW. THIS DISCLOSURE STATEMENT HAS NEITHER BEEN APPROVED NOR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THE STATEMENTS CONTAINED HEREIN. PERSONS OR ENTITIES TRADING IN OR OTHERWISE PURCHASING, SELLING, OR TRANSFERRING SECURITIES OF THE DEBTOR SHOULD EVALUATE THIS DISCLOSURE STATEMENT AND THE PLAN IN LIGHT OF THE PURPOSES FOR WHICH THEY WERE PREPARED.

      CERTAIN STATEMENTS CONTAINED IN THIS DISCLOSURE STATEMENT, INCLUDING PROJECTED FINANCIAL INFORMATION AND OTHER FORWARD-LOOKING STATEMENTS, ARE BASED ON ESTIMATES AND ASSUMPTIONS. THERE CAN BE NO ASSURANCE THAT SUCH STATEMENTS WILL REFLECT ACTUAL OUTCOMES.

      THE INFORMATION IN THIS DISCLOSURE STATEMENT IS BEING PROVIDED SOLELY FOR PURPOSES OF VOTING TO ACCEPT OR REJECT THE PLAN. NOTHING IN THIS DISCLOSURE STATEMENT MAY BE USED BY ANY ENTITY FOR ANY OTHER PURPOSE. THE FACTUAL INFORMATION CONTAINED IN THIS DISCLOSURE STATEMENT, INCLUDING THE DESCRIPTION OF THE DEBTOR, ITS BUSINESS AND EVENTS LEADING TO THE COMMENCEMENT OF THE CHAPTER 11 CASE, HAS BEEN OBTAINED FROM VARIOUS DOCUMENTS, AGREEMENTS, AND OTHER WRITINGS RELATING TO THE DEBTOR. NEITHER THE DEBTOR NOR ANY OTHER PARTY MAKES ANY REPRESENTATION OR WARRANTY REGARDING SUCH INFORMATION.

      THE TERMS OF THE PLAN GOVERN IN THE EVENT OF ANY INCONSISTENCY WITH THE SUMMARIES IN THIS DISCLOSURE

STATEMENT. ALL EXHIBITS TO THE DISCLOSURE STATEMENT ARE INCORPORATED INTO AND ARE A PART OF THIS DISCLOSURE STATEMENT AS IF SET FORTH IN FULL HEREIN.

      AS TO CONTESTED MATTERS, EXISTING LITIGATION INVOLVING THE DEBTOR, ADVERSARY PROCEEDINGS, AND OTHER ACTIONS OR THREATENED ACTIONS, THIS DISCLOSURE STATEMENT SHALL NOT CONSTITUTE OR BE CONSTRUED AS AN ADMISSION OF ANY FACT OR LIABILITY, STIPULATION, OR WAIVER, BUT RATHER AS A STATEMENT MADE WITHOUT PREJUDICE SOLELY FOR SETTLEMENT PURPOSES, WITH FULL RESERVATION OF RIGHTS, AND IS NOT TO BE USED FOR ANY LITIGATION PURPOSE WHATSOEVER. AS SUCH, THIS DISCLOSURE STATEMENT SHALL NOT BE ADMISSIBLE IN ANY NONBANKRUPTCY PROCEEDING INVOLVING THE DEBTOR, OR ANY OTHER PARTY IN INTEREST, NOR SHALL IT BE CONSTRUED TO BE CONCLUSIVE ADVICE ON THE TAX, SECURITIES, FINANCIAL OR OTHER EFFECTS OF THE REORGANIZATION AS TO HOLDERS OF CLAIMS AGAINST OR EQUITY INTERESTS IN THE DEBTOR.

                                TABLE OF CONTENTS

                                                                    Page

I.    INTRODUCTION.....................................................1
      A.    Holders of Claims Entitled to Vote.........................3
      B.    Voting Procedures..........................................3
      C.    Confirmation Hearing.......................................4

II.   OVERVIEW OF THE PLAN.............................................5

III.  OVERVIEW OF CHAPTER 11...........................................7

IV.   DESCRIPTION OF THE DEBTOR'S BUSINESS.............................8
      A.    Overview...................................................8
      B.    History....................................................8
      C.    Merchandising..............................................9
      D.    Pricing...................................................10
      E.    Distribution..............................................10
      F.    Store Operations..........................................10
      G.    Store Layout..............................................11
      H.    Marketing and Advertising.................................11
      I.    Store Locations...........................................12
      J.    Competition...............................................12
      K.    Employees.................................................13
      L.    Trademark and Service Mark................................13
      M.    Properties................................................13
      N.    The Prepetition Loan Documents............................14
      O.    Industrial Development Bonds..............................14

V.    KEY EVENTS LEADING TO COMMENCEMENT
      OF THE CHAPTER 11 CASE..........................................15
      A.    Decrease in Overall Store Performance and Operating
            Results...................................................15
            1     Market Trends ......................................15
            2     Effects of High Leverage............................16
      B.    Discussions with Financial Advisors and Trade Creditors...16
      C.    Defaults under Indenture..................................16

VI.   STEPS TAKEN TO STRENGTHEN THE DEBTOR'S FINANCIAL
      PERFORMANCE AND OPERATIONS......................................17
      A.    Re-Emphasize The Back Room................................17
      B.    Offer Consistent Value....................................17
      C.    Enhance Brand Image.......................................18
      D.    Re-Emphasize Core Assortment .............................18
      E.    Focus on Core Markets.....................................18
      F.    Improve Customer Service..................................19

                                                                    Page

VII.  THE CHAPTER 11 CASE.............................................19
      A.    Significant "First Day" Motions During the Chapter 11
            Case......................................................19
      B.    DIP Credit Facility.......................................20
      C.    The Official Committee of Unsecured Creditors.............21
      D.    Other Professionals Retained by Debtor....................21
      E.    Management Retention and Severance Plan...................21
      F.    Store Closings............................................22
      G.    Last Date to File Proofs of Claim.........................22
      H.    Assumption/Rejection of Leases and Executory Contracts....22
      I.    First Amended Disclosure Statement/Agreement With
            Informal Noteholders Committee............................23
      J.    Second Amended Disclosure Statement/Plan Confirmation
            Hearing...................................................23

VIII. SUMMARY OF THE PLAN OF REORGANIZATION...........................24
      A.    Introduction..............................................24
      B.    Classification and Treatment of Administrative Claims,
            Claims and Equity Interests Under the Plan................24
            1     Unclassified -- Administrative Claims...............26
            2     Unclassified -- Professional Compensation and
                  Reimbursement Claims................................26
            3     Unclassified -- Priority Tax Claims.................27
            4     Class 1 -- Other Priority Claims....................28
            5     Class 2-- Other Secured Claims......................28
            6     Class 3-- DIP Financing Claims......................29
            7     Class 4-- Convenience Claims........................29
            8     Class 5-- General Unsecured Claims..................30
            9     Class 6-- Equity Interests..........................32
      C.    Provisions Regarding Corporate Governance and Management
            of Loehmann's Holdings and the Reorganized Debtor.........32
            1     Formation of Loehmann's Holdings....................32
                  (a)   Board of Directors............................32
                  (b)   Officers of Loehmann's Holdings...............33
                  (c)   Loehmann's Holdings Certificate of Incorporation
                        and By-Laws...................................33
            3     Reorganized Loehmann's..............................33
                  (a)   Board of Directors............................33
                  (b)   Officers of Reorganized Loehmann's............33
                  (c)   Amended Certificate of Incorporation and
                        Amended Loehmann's By-Laws....................34
            4     Securities to be Issued Pursuant to the Plan........34
                  (a)   New Common Stock..............................34
                  (b)   New Senior Notes..............................34
      D.    Securities Laws Matters...................................36
      E.    Equity Incentive Plan.....................................36

                                                                    Page


            1     Loehmann's Holdings' Equity Incentive Plan..........36
            2     Description of Loehmann's Holdings' Equity Incentive
                  Plan................................................36
      F.    Distributions Under the Plan..............................38
            1     Method of Distributions under the Plan..............38
                  (a)   Date and Delivery of Distributions............38
                  (b)   Distribution of Cash..........................38
                  (c)   Effective Date Distributions..................38
                  (d)   Distributions on Subsequent Distribution
                        Dates.........................................38
                  (e)   Distributions on the Final Distribution Date..39
                  (f)   Reserve Shares and Notes for Disputed Claims..39
                  (g)   Unclaimed Distributions.......................40
                  (h)   Saturdays, Sundays, or Legal Holidays.........40
                  (i)   Fractional Notes and Fractional Shares........40
                  (j)   Distributions to Holders as of the Record
                        Date..........................................41
                  (k)   Senior Note Indenture Trustee's Fees and
                        Expenses......................................41
            2     Disputed General Unsecured Claims...................41
      G.    Objections to and Resolution of Administrative Claims and
            Claims; Administrative and Priority Claims Reserve........41
            1     Objections to and Resolution of Administrative
                  Claims and Claims...................................41
            2     Administrative, Priority and Convenience Claims
                  Reserve.............................................42
                  (a)   Establishment of Administrative, Priority and
                  Convenience Claims Reserve..........................42
                  (b)   Cash Held in Administrative, Priority and
                  Convenience Priority Claims Reserve.................42
            3     Allowance of Disputed Administrative, Priority and
                  Convenience Claims..................................42
            4     Release of Shares and Notes from Disputed Claims
                  Reserve.............................................43
      H.    Allocation of Consideration...............................43
      I.    Cancellation and Surrender of Existing Securities and
            Agreements................................................43
      J.    Administrative Claims of Indenture Trustee................44
      K.    Nonconsensual Confirmation................................44
      L. Implementation of the Plan, the Amended Certificate of Incorporation, the Amended By-Laws and Other
            Implementation Documents..................................44
      M.    Effect of Confirmation of the Plan........................45
            1     Continued Corporate Existence.......................45
            2     Vesting of Assets...................................45
            3     Discharge of the Debtor.............................45
            4     Injunction..........................................46
            5     Extinguishment of Causes of Action Under the
                  Avoiding Power Provisions...........................46
            6     Votes Solicited in Good Faith.......................46

                                                                    Page


            7     Administrative Claims Incurred after the Confirmation
                  Date................................................47
            8     The Debtor's Release................................47
            9     Exculpation and Release and Injunction of Released
                  Parties.............................................47
                  (a)   Exculpation...................................47
                  (b)   Injunction....................................48
            10    Limitation of Governmental Release..................48
            11    Term of Bankruptcy Injunction or Stays..............48
            12    Preservation of Insurance...........................48
            13    Officers' and Directors' Indemnification Rights and
                  Insurance...........................................49
      N.    Retention of Jurisdiction.................................49
      O.    Miscellaneous Provisions..................................50
            1     Payment of Statutory Fees...........................50
            2     Dissolution of Creditors Committee..................50
            3     Modification of the Plan............................50
            4     Governing Law.......................................50
            5     Filing or Execution of Additional Documents.........50
            6     Withholding and Reporting Requirements..............50
            7     Exemption from Transfer Taxes.......................51
            8     Section 1145 Exemption..............................51
            9     Waiver of Federal Rule of Civil Procedure 62(a).....51
            10    Plan Supplement.....................................51
            11    Setoff by the United States.........................51
      P.    Executory Contracts and Unexpired Leases..................52
      Q.    Benefit Plans.............................................52

IX.   PROJECTIONS AND VALUATION ANALYSIS..............................53
      A.    Projections...............................................53
      B.    Valuation.................................................55

X.    CERTAIN RISK FACTORS TO BE CONSIDERED...........................56
      A.    Projected Financial Information...........................57
      B.    Ability to Refinance Certain Indebtedness and Restrictions
            Imposed by Indebtedness...................................57
      C.    Competitive Conditions and Need to Fund Future Capital
            Requirements..............................................58
      D.    Significant Holders.......................................58
      E.    Lack of Established Market for New Common Stock...........58
      F.    Lack of Trading Market for New Notes......................59
      G.    Dividend Policies.........................................59
      H.    Certain Bankruptcy Law Considerations.....................59
            1     Risk of Non-Confirmation of the Plan................59
            2     Risk of Non-Occurrence of the Effective Date........59

                                                                    Page


      I.    Certain Tax Matters.......................................59

XI.   CONFIRMATION PROCEDURE..........................................60
      A.    Solicitation of Votes.....................................60
      B.    The Confirmation Hearing..................................60
      C.    Confirmation..............................................61
            1     Acceptance..........................................62
            2     Unfair Discrimination and Fair and Equitable Tests..62
                  (a)   Secured Creditors.............................62
                  (b)   Unsecured Creditors...........................62
                  (c)   Equity Interests..............................62
            3     Feasibility.........................................63
            4     Best Interests Test.................................64

XII.  EFFECTIVENESS OF THE PLAN.......................................65
      A.    Conditions Precedent to Effectiveness.....................65
      B.    Waiver of Conditions......................................66
      C.    Effect of Failure of Conditions...........................66
      D.    Vacatur of Plan...........................................66

XIII. SECURITIES LAWS MATTERS.........................................66
      A.    Bankruptcy Code Exemptions from Registration Requirements.67
            1     Initial Offer and Sale of Plan Securities...........67
            2     Subsequent Transfers of Plan Securities.............67
            3     Certain Transactions by Stockbrokers................69
      B.    Registration Rights.......................................70

XIV.  FINANCIAL INFORMATION...........................................70
      A.    Financial Statements......................................70
      B.    Management's Discussion and Analysis of Financial
            Condition and Results of Operations.......................71
      C.    Recent Performance........................................71

XV.   ALTERNATIVES TO CONFIRMATION AND
      CONSUMMATION OF THE PLAN........................................71
      A.    Liquidation Under Chapter 7...............................71
      B.    Alternative Plan of Reorganization........................72

XVI.  CERTAIN FEDERAL INCOME TAX CONSEQUENCES
       OF THE PLAN....................................................72
      A.    Consequences to Creditors.................................73
            1     Tax Securities......................................73
            2     Claims and Consideration Constituting Tax
                  Securities..........................................74
            3     Claims or Consideration not Constituting Tax
                  Securities..........................................75
            4     Application of OID Rules............................75

                                                                    Page

      B.    Consequences to the Debtor................................77
            1     Cancellation of Debt................................77
            2     Applicable High-Yield Discount Obligations..........77
            3     Alternative Minimum Tax.............................78
      C.    Additional Tax Considerations for All Claim Holders.......78
            1     Distributions in Discharge of Accrued Interest......78
            2     Subsequent Sale of New Senior Notes or New Common
                  Stock...............................................79
            3     Market Discount.....................................79

XVII. CONCLUSION......................................................80

                                       I.

                                  INTRODUCTION

            On May 18, 1999 (the "PETITION DATE"), Loehmann's, Inc. ("LOEHMANN'S" or the "DEBTOR") filed a petition for relief under chapter 11 of the Bankruptcy Code with the United States Bankruptcy Court for the District of Delaware (the "COURT"). On July 12, 2000, Loehmann's filed its proposed second amended plan of reorganization, dated July 12, 2000.1/ On July 28, 2000, Loehmann's filed a modified version of its Second Amended Plan of Reorganization (as it may be amended, modified or supplemented, the "PLAN"), which sets forth the manner in which Claims against and Equity Interests in the Debtor will be treated. This Second Amended Disclosure Statement, as modified on July 28, 2000 (the "DISCLOSURE STATEMENT") describes certain aspects of the Plan the Debtor's business and related matters. Unless otherwise defined herein, all capitalized terms contained herein have the meanings ascribed to them in the Plan.

            After a long and careful review of the Debtor's business and its prospects as a going concern, the Debtor, in consultation with its legal and financial advisors and the official committee of unsecured creditors appointed by the United States Trustee in this case (the "CREDITORS COMMITTEE") and the Creditors Committee's legal and financial advisors, concluded that recoveries to creditors and equity holders would be maximized by the Debtor's continued operation as a going concern under the terms of the Plan. In other words, the Debtor is worth more to its creditors and equity holders as a going concern than it would be upon liquidation. To achieve that higher value, the Plan contemplates: (i) payment in full of (a) Priority Tax Claims, (b) Other Priority Claims, (c) Other Secured Claims, and (d) DIP Financing Claims; (ii) Cash payment to holders of Allowed Claims of less than $2,000 or to those who elect to reduce their Claim to $2,000; (iii) the Pro Rata distribution of 3,333,333 to 5,000,000 shares in New Common Stock (subject to increase in accordance with the management Equity Incentive Plan described in Section VIII.E) and up to $25,000,000 in New Senior Notes to holders of Allowed General Unsecured Claims, including holders of Senior Notes; and (iv) the cancellation of Equity Interests in the Debtor.

            This Disclosure Statement is submitted pursuant to section 1125 of the Bankruptcy Code to holders of Claims against the Debtor in connection with
(i) the solicitation of acceptances of the Debtor's Plan and (ii) the hearing to consider confirmation of the Plan (the "CONFIRMATION HEARING") scheduled for September 6, 2000, at 10:30 a.m., Eastern Time.

----------
1/ For a description of events leading up to the Debtor's filing of a second amended Plan and Disclosure Statement, SEE Section VII.I, "First Amended Disclosure Statement/Agreement With Informal Noteholders Committee."

            Attached as Exhibits to this Disclosure Statement are copies of the following:

      o      The Plan (Exhibit A);

      o An Order of the Court dated July 28, 2000 (the "DISCLOSURE STATEMENT ORDER"), among other things, approving the Disclosure Statement and establishing certain procedures with respect to the solicitation and tabulation of votes to accept or reject the Plan (Exhibit B);

      o      Loehmann's, Inc. 1999 Form 10-K and Annual Report
            (Exhibit C);

      o      Loehmann's, Inc. Projected Financial Information
            (Exhibit D);

      o      Loehmann's, Inc. Liquidation Analysis (Exhibit E);

      o      Loehmann's, Inc. April 29, 2000 Form 10-Q (Exhibit F);

      o      Loehmann's, Inc. Recovery Analysis (Exhibit G); and

            In addition, a Ballot for the acceptance or rejection of the Plan is enclosed with the Disclosure Statement submitted to the holders of Claims that are entitled to vote to accept or reject the Plan.

            On July 28, 2000, after notice and a hearing, the Court signed the Disclosure Statement Order approving this Disclosure Statement as containing adequate information of a kind and in sufficient detail to enable hypothetical, reasonable investors typical of the Debtor's creditors to make an informed judgment whether to accept or reject the Plan. APPROVAL OF THIS DISCLOSURE STATEMENT DOES NOT, HOWEVER, CONSTITUTE A DETERMINATION BY THE COURT AS TO THE FAIRNESS OR MERITS OF THE PLAN.

            The Disclosure Statement Order, a copy of which is annexed hereto as Exhibit B, sets forth in detail the deadlines, procedures and instructions for voting to accept or reject the Plan and for filing objections to confirmation of the Plan, the record date for voting purposes, and the applicable standards for tabulating Ballots. In addition, detailed voting instructions accompany each Ballot. Each holder of a Claim entitled to vote on the Plan should read in their entirety the Disclosure Statement, the Plan, the Disclosure Statement Order and the instructions accompanying the Ballots before voting on the Plan. These documents contain, among other things, important information concerning the classification of Claims and Equity Interests for voting purposes and the tabulation of votes. No solicitation of votes to accept the Plan may be made except pursuant to section 1125 of the Bankruptcy Code.

      A.    HOLDERS OF CLAIMS ENTITLED TO VOTE

            Pursuant to the provisions of the Bankruptcy Code, only holders of allowed claims or equity interests in classes of claims or equity interests that are impaired are entitled to vote to accept or reject a proposed chapter 11 plan. Classes of claims or equity interests in which the holders of claims or equity interests are unimpaired under a chapter 11 plan are deemed to have accepted the plan and are not entitled to vote to accept or reject the plan.

            Classes 4 (Convenience Claims), 5 (General Unsecured Claims) and 6 (Equity Interests) of the Plan are impaired. To the extent Claims in Classes 4 and 5 are Allowed Claims, the holders of such Claims are entitled to vote to accept or reject the Plan. Holders of Equity Interests in Class 6 shall receive no distribution under the Plan and pursuant to section 1126(g) of the Bankruptcy Code are therefore deemed to have rejected the Plan. Classes 1, 2 and 3 of the Plan are unimpaired. Pursuant to section 1126(f) of the Bankruptcy Code, holders of Claims in Classes 1, 2 and 3 are conclusively deemed to have accepted the Plan.

            The Bankruptcy Code defines "acceptance" of a plan by a class of claims as acceptance by creditors in that class that hold at least two-thirds in dollar amount and more than one-half in number of the claims that cast ballots for acceptance or rejection of the plan. For a more detailed description of the requirements for confirmation of the Plan, SEE Section XI, "Confirmation Procedure."

            If either of the classes of Claims entitled to vote on the Plan votes to reject the Plan, the Debtor intends to request confirmation of the Plan pursuant to section 1129(b) of the Bankruptcy Code. Section 1129(b) permits the confirmation of a plan of reorganization notwithstanding the nonacceptance of a plan by one or more impaired classes of claims or equity interests. Under that section, a plan may be confirmed by a bankruptcy court if it does not "discriminate unfairly" and is "fair and equitable" with respect to each nonaccepting class. The determination as to whether to seek confirmation of the Plan under such circumstances will be announced before or at the Confirmation Hearing. For a more detailed description of the requirements for confirmation of a nonconsensual plan, SEE Sections XI.C and XI.C.2, "Confirmation Procedure" and "Unfair Discrimination and Fair and Equitable Tests."

      B.    VOTING PROCEDURES

            If you are entitled to vote to accept or reject the Plan, a Ballot is enclosed for the purpose of voting on the Plan. If you hold a Claim in more than one Class and you are entitled to vote Claims in more than one Class, you will receive separate Ballots that must be used for each separate Class of Claims. Please vote and return your Ballot(s).

            If you received a Ballot from a broker, bank or other institution, return the completed Ballot to such broker, bank or institution promptly so that it can be forwarded to the Debtor's tabulation agent, Logan & Company, Inc. If you received

Ballot(s) from the Debtor, please vote and return your Ballot(s) directly to the following address:

                        Logan & Company, Inc.
                        546 Valley Road
                        Upper Montclair, NJ  07043
                        Attn: Loehmann's, Inc.
                              Balloting Center

            DO NOT RETURN YOUR NOTES OR ANY OTHER INSTRUMENTS OR AGREEMENTS THAT YOU MAY HAVE WITH YOUR BALLOT.

            TO BE COUNTED, YOUR BALLOT INDICATING ACCEPTANCE OR REJECTION OF THE PLAN MUST BE RECEIVED NO LATER THAN 4:00 P.M., EASTERN STANDARD TIME, ON AUGUST 30, 2000.

            Any Claim in Class 4 or 5 as to which an objection or request for estimation is pending or which is scheduled by the Debtor as unliquidated, disputed or contingent is not entitled to vote unless the holder of such Claim has obtained an order of the Court temporarily allowing such Claim for the purpose of voting on the Plan.

            Pursuant to the Disclosure Statement Order, the Court set July 27, 2000 as the record date for voting on the Plan. Accordingly, only holders of record as of July 27, 2000 that are otherwise entitled to vote under the Plan will receive a Ballot and may vote on the Plan.

            If you are a holder of a Claim entitled to vote on the Plan and did not receive a Ballot, received a damaged Ballot or lost your Ballot, or if you have any questions concerning the Disclosure Statement, the Plan or the procedures for voting on the Plan, please call Logan & Company, Inc. at (973) 509-3190 from 10:00 a.m.
to 4:00 p.m. Monday through Friday.

      C.    CONFIRMATION HEARING

            Pursuant to section 1128 of the Bankruptcy Code, the Confirmation Hearing will be held on September 6, 2000 at 10:30 a.m. Eastern Time, before the Honorable Mary F. Walrath, United States Bankruptcy Court, 824 North Market Street, Wilmington, Delaware. The Court has directed that objections, if any, to confirmation of the Plan be served and filed so that they are received on or before August 30, 2000 at 4:00 p.m., Eastern Time, in the manner described below in Section XI.B, "The Confirmation Hearing." The Confirmation Hearing may be adjourned from time to time by the Court without further notice except for the announcement of the adjournment date made at the Confirmation Hearing or at any subsequent adjourned Confirmation Hearing.

            THE DEBTOR BELIEVES THAT THE PLAN WILL ENABLE IT TO REORGANIZE SUCCESSFULLY AND TO ACCOMPLISH THE OBJECTIVES OF CHAPTER 11 AND THAT ACCEPTANCE OF THE PLAN IS IN THE BEST INTERESTS OF THE DEBTOR AND ITS CREDITORS. THE DEBTOR URGES CREDITORS TO VOTE TO ACCEPT THE PLAN.

            AS DESCRIBED IN THE ENCLOSED LETTER, THE CREDITORS COMMITTEE APPOINTED IN THE DEBTOR'S CHAPTER 11 CASE SUPPORTS THE PLAN AND RECOMMENDS THAT UNSECURED CREDITORS VOTE TO ACCEPT THE PLAN.


                                       II.

                              OVERVIEW OF THE PLAN

            The following table briefly summarizes the classification and treatment of Claims and Equity Interests under the Plan.

                     SUMMARY OF CLASSIFICATION AND TREATMENT
                 OF CLAIMS AND EQUITY INTERESTS UNDER THE PLAN2/

        Type of Claim or                                    Estimated     Estimated
 Class  Equity Interest              Treatment             Claim Amount    Recovery
 -----  ---------------              ---------             ------------    --------
   --   Administrative    Unimpaired; paid in full, in Cash   $4.8mM3/       100%
        Claims            on the Effective Date, or in
                          accordance with the terms and
                          conditions of transactions or
                          agreements relating to obligations
                          incurred in the ordinary course
                          of business during the pendency
                          of the Chapter 11 Case or
                          assumed by the Debtor in
                          Possession.

----------
2/ This table is only a summary of the classification and treatment of Claims and Equity Interests under the Plan. Reference should be made to the entire Disclosure Statement and the Plan for a complete description of the classification and treatment of Claims and Equity Interests.

3/ This amount excludes claims of entities against the Debtor for (i) goods provided after the Petition Date by such entities to the Debtor for resale to the general public in the ordinary course of business, and (ii) goods (not resold to the general public) and services provided to the Debtor in the ordinary course of the Debtor's businesses. These claims are being paid in the ordinary course of business.

        Type of Claim or                                    Estimated     Estimated
 Class  Equity Interest              Treatment             Claim Amount    Recovery
 -----  ---------------              ---------             ------------    --------
   --   Priority Tax      Unimpaired; at the option of the    $1.2mm         100%
        Claims            Debtor either (i) paid in full, in
                          Cash on the Effective Date, or
                          (ii) paid over a six-year period
                          from the date of assessment as
                          provided in section 1129(a)(9)(c)
                          of the Bankruptcy Code with
                          interest at the statutory rate
                          provided for under applicable
                          federal, state or local law.

   1    Other Priority    Unimpaired; paid in full in Cash    $0.00          100%
        Claims            on the Effective Date.

   2    Other Secured     Unimpaired; at the option of the  de minimis       100%
        Claims            Debtor to be (i) reinstated by
                          curing all outstanding defaults
                          with all legal, equitable and
                          contractual rights remaining
                          unaltered, (ii) paid in full, in
                          Cash, plus any interest required
                          to be paid pursuant to section
                          506(b) of the Bankruptcy Code,
                          on the Effective Date, or (iii)
                          fully and completely satisfied
                          by delivery or retention of the
                          collateral securing the Other
                          Secured Claim and payment of any
                          interest required to be paid
                          pursuant to section 506(b) of
                          the Bankruptcy Code.

   3    DIP Financing     Unimpaired; paid in full, in Cash  $25.8mm         100%
        Claims            on the Effective Date.

   4    Convenience       Impaired; distribution of 50% of  $245,000.00       50%
        Claims            Allowed Claim up to $1,000 on
                          the later of (i) the Effective
                          Date and (ii) 30 days after the
                          date on which such Claim becomes
                          an Allowed Claim.

        Type of Claim or                                    Estimated     Estimated
 Class  Equity Interest              Treatment             Claim Amount    Recovery
 -----  ---------------              ---------             ------------    --------
   5    General Unsecured Impaired; distribution of Pro      $140.9mm        53%4/
        Claims            Rata share of 3,333,333 to
                          5,000,000 shares of New
                          Common Stock and up to
                          $25,000,000 of New Senior
                          Notes on the later of (i) the
                          Effective Date and (ii) 30 days
                          after the date on which such
                          Claim becomes an Allowed
                          Claim.
   6    Equity Interests  Impaired; no distribution shall be   N/A           $0.00
                          made, and all existing Equity
                          Interests will be canceled.

                                      III.

                             OVERVIEW OF CHAPTER 11

            Chapter 11 is the principal business reorganization chapter of the Bankruptcy Code. Under chapter 11, a debtor is authorized to reorganize its business for the benefit of itself, its creditors and equity interest holders. In addition to permitting rehabilitation of a debtor, another goal of chapter 11 is to promote equality of treatment for similarly situated creditors and equity interest holders with respect to the distribution of a debtor's assets.

            The commencement of a chapter 11 case creates an estate that is comprised of all of the legal and equitable interests of the debtor as of the filing date. The Bankruptcy Code provides that the debtor may continue to operate its business and remain in possession of its property as a "debtor in possession."

            The consummation of a plan of reorganization is the principal objective of a chapter 11 reorganization case. A plan of reorganization sets forth the means for satisfying claims against and interests in the debtor. Confirmation of a plan of reorganization by the bankruptcy court makes the plan binding upon a debtor, any issuer of securities under the plan, any person acquiring property under the plan and any creditor or equity interest holder of a debtor. Subject to certain limited exceptions, the confirmation order discharges a debtor from any debt that arose prior to the date of confirmation of the plan and substitutes therefor the obligations specified under the confirmed plan.

----------
4/ For an analysis of the estimated recovery, see Recovery Analysis attached as Exhibit G.

            After a plan of reorganization has been filed, the holders of claims against or interests in a debtor are generally permitted to vote to accept or reject the plan. Before soliciting acceptances of the proposed plan, however, section 1125 of the Bankruptcy Code requires a debtor to prepare a disclosure statement containing adequate information of a kind, and in sufficient detail, to enable a hypothetical reasonable investor to make an informed judgment about the plan. The Debtor is submitting this Disclosure Statement to holders of Claims against the Debtor to satisfy the requirements of section 1125 of the Bankruptcy Code.

                                       IV.

                      DESCRIPTION OF THE DEBTOR'S BUSINESS

      A.    OVERVIEW

            Loehmann's is a leading national specialty retailer of well-known designer and brand name women's fashion apparel, men's furnishings, accessories and shoes offered at prices that are typically 30% to 60% those offered by department stores. Loehmann's believes it is one of the largest national upscale off-price specialty retailers in the industry. Loehmann's has a strong brand name, loyal customer base and long-standing relationships with leading designers and vendors of quality merchandise.

            Loehmann's currently operates 44 retail stores in major metropolitan markets located in 17 states, in various regions of the country. Loehmann's also operates two distribution facilities -- one located at its headquarters in the Bronx, New York, and the other located in Rutherford, New Jersey. Loehmann's is a Delaware corporation with no subsidiaries.

      B.    HISTORY

            Frieda Loehmann founded the original Loehmann's business in 1921. She acquired the overruns and samples from designers who supplied major department stores and sold these goods at discount prices at her store in Brooklyn, New York. With the success of the original Brooklyn store, her son Charles began expanding the business, first in the northeastern United States and then nationally. Loehmann's remained privately held until 1964. After 17 years as a public company, Loehmann's was acquired in 1981 by AEA Investors in a leveraged buyout transaction. AEA then sold the company in 1983 to Associated Dry Goods Corporation ("ADG"), owners of the Lord & Taylor and other retail chains. Loehmann's ownership changed again in October 1986 when the May Department Stores purchased ADG. On September 19, 1988 Loehmann's was acquired in a leveraged buyout transaction led by Sefinco Ltd., an affiliate of Entrecanales y Tavora, S.A., the Sprout Group, a venture capital affiliate of Donaldson, Lufkin & Jenrette, Inc., Desai Capital Management, Inc. and certain of its affiliates and members of senior management. On May 10, 1996, Loehmann's issued and sold 3,572,000 shares of common stock in an initial public offering (the "INITIAL PUBLIC OFFERING") and issued and sold $100 million principal amount of the Senior Notes in a concurrent debt offering.

            Prior to consummation of the Initial Public Offering in May 1996, Loehmann's Holdings, Inc. ("HOLDINGS"), the former parent of Loehmann's, whose only material assets consisted of all of the outstanding stock of Loehmann's and an intercompany note with the company, was merged with and into a new wholly-owned Delaware subsidiary formed for the purpose of reincorporating Holdings from Maryland to Delaware. Subsequently, but prior to consummation of the Initial Public Offering, the surviving corporation of such merger was merged with and into Loehmann's with Loehmann's being the ultimate surviving corporation.

      C.    MERCHANDISING

             As an off-price retailer of upscale merchandise, Loehmann's is able to offer merchandise comparable to that offered in better department stores at significantly reduced prices. Loehmann's offers name-brand merchandise from designers such as Anne Klein, Calvin Klein, Donna Karan and Ralph Lauren. Loehmann's buys both in-season merchandise as available from vendors for immediate distribution to its stores and end-of-season overruns that are then held in the company's warehouse for distribution at the start of the next years's season. Loehmann's' merchandising strategy is to maintain and develop its unique position as an off-price retailer of better merchandise.

            Loehmann's purchases its inventory from over 400 suppliers, which in many cases include separate divisions of a single manufacturer or designer. These suppliers include a substantial majority of the designer and name brand apparel manufacturers in the United States. Some purchases are also made in the European market, primarily Italy. Loehmann's does not have any long-term supply contracts with its suppliers. Vendors who sell to Loehmann's generally do not need to build into their price structure any anticipation of returns, markdown allowances or advertising allowances, all of which are typical in the department store industry.

            Over the past three years, Loehmann's has expanded its product offerings to include men's furnishings, junior's apparel, accessories and intimate apparel and gifts. Because of these additions, Loehmann's' sales mix shifted from approximately 80% women's apparel in 1996 to approximately 65% in 1999.

            Loehmann's maintains its own central buying staff, comprised of 16 experienced off-price buyers, many of whom also have extensive experience with traditional department stores. Historically, Loehmann's has had very low turnover within its buying group, enabling the company to capitalize on an experienced, respected group of buyers capable of enhancing its already strong vendor relationships.

      D.    PRICING

            Loehmann's seeks to provide its customers with exceptional value by offering its merchandise at prices that are typically 30% to 60% below prices charged by department stores for the same items and that are comparable to or lower than prices charged by other off-price retailers. Loehmann's' central buying staff adheres to a disciplined approach to acquiring merchandise that enables the company to consistently offer its merchandise at favorable prices. Each item of merchandise offered by Loehmann's carries a price tag displaying the company's price as well as the typical department store's initial price for the same item.

            Loehmann's has historically used a cyclical permanent markdown policy to reduce prices automatically as goods age. Over the past several years, this policy was modified in response to a more promotional competitive environment. As department stores increased their promotional pricing, Loehmann's included promotional coupons in its customer mailings. These coupons generally allow customers to receive a discount on any merchandise in the store. The popularity of these coupons had resulted in an increase in point of sale ("POS") markdowns, which Loehmann's has partially offset by decreasing permanent markdowns. As further discussed below in Section VI.B, "Offer Consistent Value" herein, Loehmann's has returned to a cyclical permanent markdown policy.

      E.    DISTRIBUTION

            Loehmann's operates two distribution facilities: a 126,000 square foot centralized distribution center located at Loehmann's Bronx headquarters and a 272,000 square foot facility in Rutherford, New Jersey. Loehmann's began leasing the Rutherford facility in May 1999. That facility replaces a 150,000 square foot warehouse facility in Secaucus, New Jersey and a 32,000 square foot satellite facility Loehmann's formerly maintained in the Bronx.

      F.    STORE OPERATIONS

            Loehmann's' stores are organized into several geographic districts each with a regional manager. Regional managers monitor the financial performance of the stores in their respective geographic districts and frequently visit stores to ensure adherence to Loehmann's' merchandising, operations and personnel standards. The typical staff for a Loehmann's store consists of a store manager, a number of associate and department managers, sales specialists and additional full and part-time hourly associates depending upon the store's needs.

            Senior management meets with the regional managers on a periodic basis to maintain a clear line of communication. In addition, mystery shoppers shop the stores to help ensure that sales associates are friendly, helpful and maintain all of the company's merchandising, customer service and loss prevention standards. New store management personnel currently complete a training program at a designated training store before assuming management responsibility. Sales specialists receive product and customer service training at the store level.

      G.    STORE LAYOUT

            Loehmann's' store format and merchandise presentation are designed to project the image of deep discount and exceptional value, as well as to emphasize Loehmann's' niche as the off-price equivalent of an upscale specialty store. Loehmann's' stores are divided into two shopping areas: a large, open selling area with wall-to-wall merchandise and a smaller, separate, and more intimate area called The Back Room. All stores are low maintenance, simple and functional facilities designed to maximize selling space and contain overhead costs. Store layouts are flexible in that product groupings can be easily moved or expanded. All stores have two or more communal fitting rooms. However, in response to customer preferences, private fitting rooms have been added in most stores. Because Loehmann's is committed to maintaining virtually all of its in-store inventory on the selling floor, its stores do not require significant space devoted to inventory storage.

            Loehmann's presents moderate and better sportswear, dresses and suits, as well as all outerwear, men's, accessories, intimate apparel and shoes on the main selling floor. Designer and bridge and import merchandise, including evening dresses and suits, are displayed in The Back Room. The Back Room provides a key point of differentiation to the consumer, as it projects the image of designer goods sold in a no-frills environment and, therefore, at exceptional values. Although Loehmann's estimates that The Back Room generally accounts for only approximately 10% to 15% of a typical store's selling space, The Back Room has historically generated approximately one-third of the company's apparel revenues.

      H.    MARKETING AND ADVERTISING

            Over the years, Loehmann's has principally relied on word-of-mouth advertising. In the last three fiscal years, Loehmann's has significantly increased its advertising expenditures, predominantly for direct mail and, to a lesser extent, for newspaper advertising. A significant portion of Loehmann's' advertising efforts involve direct mail announcements to members of The Insider Club, a free member ship program. Members receive notification of special events throughout the year and a 15% discount on their birthdays. The list of members now includes approximately one million active customers (those who have shopped at Loehmann's within the past 12 months). Loehmann's has developed a database of customer information from Insider Club members. This database allows Loehmann's to track purchase activity of current customers. These customers accounted for approximately 75% of total company sales in fiscal 1998.

            During the fourth quarter of fiscal 1998, the company intensified its marketing programs with the objective of increasing its customer base. The focus of the marketing program was primarily: (1) reactivating existing customers whose shopping frequency has decreased; (2) prospecting for new customers, particularly in new and expansion store markets; and (3) nurturing customer loyalty among existing Loehmann's frequent shoppers.

      I.    STORE LOCATIONS

            Since its initial public offering in 1996, Loehmann's had opened 17 new stores. Consistent with its move towards a model store format of approximately 25,000 square feet, Loehmann's also closed ten of its older, smaller stores during the first quarter of fiscal 1998. In July 1999, with approval of the Court, Loehmann's closed fourteen of its underperforming stores bringing its total store population to 55. As a last step to shedding unwanted stores, Loehmann's closed an additional seven stores in April, 2000, and received Court approval to conduct going out of business sales at four additional stores, which were closed after such sales were completed, SEE
Section VII.F, "Store Closings."

            Loehmann's' 44 remaining stores are concentrated in three major markets: New York/Mid-Atlantic, South Florida and Southern California. Loehmann's also continues to operate in certain other markets throughout the country which have proven to have demand for the Loehmann's product. Focusing on these three major and selected ancillary markets allows less diffusion of the company's marketing dollars, and makes major media advertising campaigns more economically feasible. The following chart illustrates the relative strength of Loehmann's' sales in various regions of the country:

                                                          % OF 1998
REGION                       NUMBER OF STORES          COMPARABLE-SALES
------                       ----------------          ----------------
Tri-State                           13                      37.9%
Mid-Atlantic                        4                        9.2%
South Florida                       4                        8.6%
California                          12                      28.9%

Other                               11                      15.4%
                             ----------------          ----------------
Total                               44                     100.0%
                             ================          ================

            Loehmann's' business plan envisions gradually opening several new stores each year beginning in 2001. Each of the new stores will be located in existing core markets.

      J.    COMPETITION

            The off-price fashion apparel business is highly competitive. Loehmann's competes primarily with finer department stores by offering a wide selection of comparable quality merchandise at significantly lower prices. Many department stores have increased their promotional efforts, although such promotions are typically focused on moderate merchandise. Should finer department stores continue to price more aggressively, Loehmann's' margins may be adversely affected. Most of the department stores and some of the off-price and discount retailers with which Loehmann's competes have access to substantially greater financial and marketing resources than those available to Loehmann's.

            Loehmann's also faces competition from factory outlet malls and a variety of off-price and discount retailers, some of which are relatively new companies, but many of which are established retail chains or divisions thereof. Such competitors include Filene's Basement, Marshall's, Saks Off 5th, Syms, Burlington Coat Factory and T.J. Maxx.

      K.    EMPLOYEES

            As of February 15, 2000, Loehmann's had 2,185 employees, of whom 1,629 were store sales and clerical employees, 158 performed store managerial functions, and 398 were corporate and warehouse personnel. Except for managerial employees, professional support staff and Loehmann's' buyers, all employees are paid on an hourly basis. None of Loehmann's' employees are represented by a labor union. Loehmann's believes that its employee relations are good.

      L.    TRADEMARK AND SERVICE MARK

            Loehmann's name is registered as a trademark and a service mark with the United States Patent and Trademark Office. Loehmann's believes its trademark and service mark have received broad recognition and their continued existence is important to its business.

      M.    PROPERTIES

            Loehmann's follows the general industry practice of leasing all of its stores. Loehmann's also does not own any of its manufacturing facilities. Loehmann's' stores range in size from 9,000 to 60,000 square feet and are held under leases expiring from 2000 to 2021, excluding option periods. The leases for the company's stores typically provide for a 15- to 20-year term with three five-year renewals that are automatic unless Loehmann's elects to terminate the lease. The rental rate is a fixed amount rather than a contingent payment based on a store's gross sales. The leases typically contain tax escalation clauses and require Loehmann's to pay insurance, utilities, repair and maintenance expenses. Increases in the fixed rent payable during the renewal terms are generally less than 10% to 15% of the base rent (although this percentage may increase for new stores). Loehmann's has generally been successful in renewing its store leases as they expire.

            Loehmann's leases the land for its 153,000 square foot facility located in the Bronx, New York, which serves as its corporate headquarters and as the site of its central warehousing and distribution operations (the "BRONX FACILITY"). This facility contains 27,000 square feet of office space and 126,000 square feet of warehouse space. The ground lease with respect to the land on which the facility is situated provides for aggregate annual base rental payments of $37,500. The lease expires in 2010, but is renewable at certain increased rates until 2050. As of the Petition Date, the Bronx Facility was subject to a mortgage with the City of

New York, SEE Section IV.O, "Industrial Development Bonds," which Loehmann's paid off on June 19, 2000. Loehmann's' lease for the Rutherford, New Jersey facility provides for annual rental payments of $1,251,000.

      N.    THE PREPETITION LOAN DOCUMENTS

            Prior to the Petition Date, Loehmann's had entered into a Loan and Security Agreement, dated May 12, 1998 (the "PREPETITION LOAN AGREEMENT") with Congress Financial Corporation ("CONGRESS"), as lender, pursuant to which Congress made available to Loehmann's a secured credit facility in an aggregate amount not to exceed $60,000,000 consisting of (i) a revolving credit facility in an aggregate amount not to exceed $50,000,000 and (ii) a letter of credit facility in an aggregate amount not to exceed $10,000,000. Credit availability under the Prepetition Loan Agreement was determined by reference to a specified percentage of eligible inventory, less certain reserves, all as set forth in a borrowing base certificate delivered by Loehmann's to Congress on a periodic basis. The obligations under the Prepetition Loan Agreement were secured by liens on and security interests in, among other things, Loehmann's' inventory, accounts receivable, property and related assets, including its rights under the lease of its Bronx store.

            As of the Petition Date, the Debtor was indebted to Congress under the Prepetition Loan Agreement in the aggregate principal amount of approximately $38 million, together with accrued, but unpaid, interest, fees and expenses, including attorneys' fees. In addition, as of the Petition Date, letters of credit having an aggregate face amount equal to approximately $9.5 million remained issued and outstanding under the Prepetition Loan Agreement.

            Pursuant to the terms of that certain Agreement between Loehmann's and Fleet Bank, N.A. ("FLEET"), Fleet made a loan to Loehmann's in the amount of $7,850,000. The term loan was supported by a letter of credit issued under the Prepetition Loan Agreement. As a result of the chapter 11 filing, Fleet drew on the letter of credit issued by Congress to pay off the term loan, increasing the balance owed by the Debtor to Congress by the same amount.

      O.    INDUSTRIAL DEVELOPMENT BONDS

            Prior to the Petition Date, Loehmann's had entered into a Loan Agreement, dated as of January 15, 1980 (as amended, the "LOAN AGREEMENT"), with the City of New York (the "CITY") under which the City loaned Loehmann's funds (received by the City pursuant to an Urban Development Action Grant) evidenced by certain promissory note in the principal amount of $1,500,000 (as amended and restated, the "NOTE"). The Note was secured by a certain Mortgage, dated March 14, 1980, between the New York City Industrial Development Agency (the "AGENCY") as mortgagor, and the City as mortgagee (as amended, the "MORTGAGE") on the lease of the Bronx Facility. As of the Petition Date, the Debtor was indebted to the City in the aggregate principal amount of $412,763 on account of the Note. Loehmann's paid off the Note on June 19, 2000.

            A second mortgage was placed on the Bronx Facility pursuant to an Indenture of Mortgage and Trust, dated as of December 1, 1983 between the Agency and IBJ Whitehall Bank & Trust Company, as trustee, securing the Agency's $2,250,000 Industrial Development Revenue and Refunding Bonds (the "BONDS"), for which Loehmann's is the obligor. As part of its debtor-in-possession financing, and in particular, the term loan contemplated thereunder, on or about September 14, 1999 the Bonds were redeemed by Loehmann's. The redemption permitted Loehmann's to borrow against the value of the property.

                                       V.

                       KEY EVENTS LEADING TO COMMENCEMENT
                             OF THE CHAPTER 11 CASE

      A.    DECREASE IN OVERALL STORE PERFORMANCE AND OPERATING
            RESULTS

            Two interrelated factors were the primary reasons Loehmann's found it necessary to file its Chapter 11 Case: unfavorable operating results caused by a divergence in the direction of external retail market trends and the preferences of Loehmann's' customers and a highly-leveraged capital structure.

            1         MARKET TRENDS

            In recent years, Loehmann's' management had observed several external trends in the women's apparel retail business: (i) a demand by customers for more casual apparel; (ii) bridge and designer departments being de-emphasized in department stores; (iii) an increase in promotions by department stores; and (iv) a broadening of product mix by off-price retailers. Loehmann's' initial response to these trends was to try to attract younger customers seeking casual/contemporary apparel and to expand merchandise categories. As a result of such efforts, Loehmann's' casual/contemporary sales have increased 44% since 1996. New merchandise categories such as junior's apparel, men's furnishings and gifts have been added to the product mix at Loehmann's' stores. Despite these efforts, Loehmann's' sales did not respond favorably. For the nine months ended October 31, 1998, same store sales declined 3.7% from the comparable period in the preceding year. By April 1999, in particular the later part of the month, Loehmann's' sales, gross margin and earnings before interest, taxes, depreciation and amortization ("EBITDA") were significantly below its business plan.

            2         EFFECTS OF HIGH LEVERAGE

            As described above in Section IV, "Description of Debtor's Business," over the past several years Loehmann's opened a number of new stores and invested significantly in its store base and distribution facilities. These acquisitions and investments were financed in part through the issuance of Senior Notes. As a result, as of the Petition Date, Loehmann's had approximately $100.6 million in principal and interest in Senior Notes outstanding that would require approximately $11.3 million of debt service for the fiscal year ending January 29, 2000 ("FISCAL 1999"). Loehmann's' high degree of leverage and the cash required to satisfy its debt service obligations, capital expenditure and working capital needs meant that it could not effectively operate and service its debt obligations if EBITDA, LIFO provision and unusual and extraordinary items declined significantly over an extended period.

            Loehmann's experienced declines in revenues, EBITDA and operating income during the fiscal year ended January 31, 1998 and incurred continued declines during the first quarter of Fiscal 1999. Because of these adverse developments and the substantial amount of indebtedness owed to financial institutions and noteholders, there was a substantial risk that Loehmann's would not be able to secure sufficient trade credit from its vendors and factors for the second half of Fiscal 1999. Without such credit, Loehmann's would be unable to obtain sufficient inventory to continue to meet the expectations of its customers and to stock its stores at appropriate levels.

      B.    DISCUSSIONS WITH FINANCIAL ADVISORS AND TRADE CREDITORS

            In response to its increasing liquidity concerns, Loehmann's' management engaged The Blackstone Group L.P. ("BLACKSTONE") to act as its financial advisor to explore its strategic alternatives and to assist it in negotiating a consensual restructuring. Loehmann's also sought assistance from its factors and their agreement to continue extending the trade credit necessary to keep the shelves of Loehmann's' stores stocked and in business.

      C.    DEFAULTS UNDER INDENTURE

            In order to preserve capital and maintain flexibility in light of its difficulties in obtaining trade credit, Loehmann's decided not to make its scheduled debt service payment on its Senior Notes due May 17, 1999. In light of this nonpayment and its liquidity problems, Loehmann's determined that it was necessary to file for chapter 11 protection on May 18, 1999.

                                       VI.

                     STEPS TAKEN TO STRENGTHEN THE DEBTOR'S
                      FINANCIAL PERFORMANCE AND OPERATIONS

            In response to external market trends, Loehmann's' management has recently developed and begun to implement several strategic initiatives designed to improve its sales and financial performance.

      A.    RE-EMPHASIZE THE BACK ROOM

            The Back Room creates a key point of differentiation for Loehmann's in the women's apparel market. The Back Room contains merchandise of higher quality than that found on the selling floors of off-price retailers and outlet stores. Off-price retailers carry very little, if any, bridge or designer apparel. Similarly, very few outlet stores carry bridge and designer apparel and those cannot match The Back Room's assortment. Finally, department stores cannot come close to matching the prices of the bridge and designer apparel found in The Back Room.

            During the fall of 1999, Loehmann's implemented a plan to increase gradually Back Room apparel sales to nearly a third of total apparel sales, consistent with historic levels, and to maintain such levels for the next five years. Although this represents a significant increase relative to The Back Room penetration in 1998 and 1999, the forecasts are consistent with historical Back Room performance. Despite industry trends towards casualization, market research shows that Loehmann's customers continue to have strong demand for bridge and designer merchandise. Management believes that the de-emphasis of The Back Room in recent years diluted a key point of differentiation from other apparel discounters. Thus, by reemphasizing The Back Room, Loehmann's can (a) re-establish a unique market niche to attract new customers, and (b) regain the loyalty of its existing Back Room customers, who represent Loehmann's' most frequent and highest spending shoppers.

      B.    OFFER CONSISTENT VALUE

            In response to the aggressive promotional strategies of department stores, in recent years Loehmann's became reliant on point-of-sale (POS) markdowns and price promotions (e.g., coupons) as a means to drive customer traffic. However, Loehmann's derives its competitive advantage from its ability to consistently offer merchandise at prices 30% to 60% below department store prices. Emphasis on POS promotions undercuts the company's positioning as offering the best everyday low prices.

            Management believes that Loehmann's can offer a more consistent and distinguishable value proposition if merchandise is priced using permanent markdowns as opposed to promotional events and POS markdowns. Loehmann's has de-empha sized POS markdowns and takes permanent markdowns on a more regular schedule and will continue to do so. In this way, customers can be assured that Loehmann's offers the best value every day, not just during advertised promotional events.

            Management also believes that it can make the transition to regular permanent markdowns without sacrificing margins. As part of the transition, the company had modified its promotional calendar to emphasize product-driven events, and de-emphasize price promotions. Further, to the extent that coupons continue to be used, they will be good for clearance merchandise only and not regularly priced products.

      C.    ENHANCE BRAND IMAGE

            In conjunction with offering consistent value, Loehmann's seeks to enhance its brand image. Enhancing brand image will serve to (a) strengthen the loyalty of its existing core customers, and (b) attract a potentially large base of new customers.

            Management believes that the most effective tool it has to build brand image and customer loyalty is to provide outstanding merchandise offerings that encourage "word-of-mouth" advertising by existing customers.

            In addition, Loehmann's plans to enhance its brand image through strategic initiatives to develop a campaign to build and reinforce its brand image; development of an Internet strategy which will enable customers to access the Loehmann's website to obtain information regarding the arrival of new merchandise in stores; and investment in its customer database system to enhance the productivity of direct-mail marketing.

      D.    RE-EMPHASIZE CORE ASSORTMENT

            While Loehmann's has broadened its product mix over the past several years in order to offer the customer more options, a re-emphasis of its core assortment is underway. In particular, Loehmann's will focus on women's better- to designer-price points in sportswear, dresses, coats, shoes and handbags. This will ensure that customers will find a wider range of well-known designer merchandise at Loehmann's than at other off-price retailers.

            In order to strengthen the product offering, Loehmann's will aggressively pursue buying opportunities with existing vendors and will develop new sources for designer and branded merchandise. In addition, Loehmann's will focus on improving the in-store experience through improved merchandising. The Back Room which features a wide selection of bridge and designer labels, will be more prominently advertised and promoted. And although Loehmann's' emphasis will be on its core assortment, the company will continue to pursue opportunities in men's apparel and gifts.

      E.    FOCUS ON CORE MARKETS

            To optimize store performance, Loehmann's is focusing on the three major markets (New York Metro/Mid-Atlantic, Florida and California). Concentrating in these select markets will allow Loehmann's to benefit from its existing brand image and core customer base in these areas, and to target its advertising spending on enhancing awareness in these markets.

            To this end, during the Chapter 11 Case Loehmann's closed 21 non-core stores and will be closing four additional stores at which going out of business sales are currently being held. Loehmann's continues to operate some profitable stores in non-core markets and the company plans to retain these profitable locations. However, Loehmann's plans for all future growth to be inside its three core markets.

      F.    IMPROVE CUSTOMER SERVICE

            Market research has confirmed that customers' number one issue with respect to customer service is the time-consuming checkout process. Loehmann's plans to install new registers in all of its stores over the course of the next two years, which will significantly reduce check-out time.

                                      VII.

                               THE CHAPTER 11 CASE

      A.    SIGNIFICANT "FIRST DAY" MOTIONS DURING THE CHAPTER 11 CASE

            On the Petition Date and during the first few weeks of the Chapter 11 Case, the Court entered several orders authorizing the Debtor to pay various prepetition claims. These orders were designed to ease the strain on the Debtor's relationships with customers and employees as a consequence of the filings. The Court entered orders authorizing the Debtor to, among other things,
(i) pay prepetition compensation, benefits and employee reimbursement to employees; (ii) honor certain prepetition obligations to customers, including obligations relating to the Debtor's return and exchange policy, gift certificates and coupon programs; (iii) grant administrative expense status to the Debtor's obligations arising from the postpetition delivery of goods and services based on prepetition orders and authorizing the Debtor to pay such expenses in the ordinary course of business; (iv) confirm administrative expense treatment for holders of valid reclamation claims and prohibit third parties from interfering with the Debtor's delivery of goods; and (v) pay certain prepetition customs and shipping charges and related liens.

            In addition, the Debtor filed several motions seeking orders authorizing the Debtor's retention of professionals. Specifically, the Debtor filed motions to retain (i) Paul, Weiss, Rifkind, Wharton & Garrison and Young, Conaway, Stargatt & Taylor, LLP as co-counsel, (ii) The Blackstone Group L.P., as financial advisor and (iii) certain ordinary course professionals. The Debtor also filed motions seeking certain relief from administrative requirements of the Bankruptcy Code.

      B.    DIP CREDIT FACILITY

            To provide the Debtor with the cash and liquidity necessary to continue operations and to maintain normal vendor relations, on May 19, 1999 Loehmann's sought court approval of a $75 million debtor-in-possession credit facility in the form of a Ratification and Amendment Agreement (the "DIP CREDIT FACILITY"), dated as of May 19, 1999, with Congress. The DIP Credit Facility consists of a revolving credit and letter of credit facility (the "REVOLVING CREDIT FACILITY") and a term loan facility (the "TERM LOAN FACILITY"). The Revolving Credit Facility is for an amount up to $75 million, less the then outstanding amount of the Term Loan Facility and any Letter of Credit accommodations. The Term Loan Facility (x) is in a maximum amount equal to the lesser of $3,500,000 and 50% of the fair market value of the real estate comprising Loehmann's' Bronx Facility and (y) amortizes monthly on a 48- month straight line basis with final payment due upon the earlier of the second anniversary of the closing and the DIP Credit Facility termination date.

            On May 19, 1999, the Court approved interim financing arrangements (the "INTERIM FINANCING ARRANGEMENTS") with Congress. The Interim Financing Arrangements provided for a credit line of $20 million in excess of the amount of the outstanding indebtedness at the Petition Date, which was $47.9 million, to cover the period through June 7, 1999. On June 7, 1999, the Bankruptcy Court entered a final order (the "DIP FINANCING ORDER") approving the DIP Credit Facility in full.

            The availability under the Revolving Credit Facility component of the DIP Credit Facility is subject to certain inventory-related borrowing base requirements. The indebtedness under the DIP Credit Facility bears interest, at the Debtor's election (i) in the case of the Revolving Credit Facility, at either the Eurodollar rate plus 225 basis points or the Prime Rate plus 50 basis points and (ii) in the case of the Term Loan Facility, at either the Eurodollar Rate plus 250 basis points or the Prime Rate plus 75 basis points, in each case calculated on the basis of a 360 day year. The DIP Credit Facility contains certain customary covenants (including limitations on indebtedness, liens and restricted payments) but does not contain any financial covenants. As of March 18, 2000 the company had borrowing of $14,302,768 and letters of credit of $1,308,030 outstanding under the DIP Credit Facility, with $25,939,381 of availability for borrowings under the DIP Credit Facility. On May 22, 2000, Loehmann's exercised its right to reduce the amount of the Revolving Credit Facility from $75 million to $60 million.

            Loehmann's' obligations to Congress under the DIP Credit Facility (the "DIP OBLIGATIONS") are secured by substantially all of Loehmann's' assets, subject only to Permitted Liens (as defined in the DIP Credit Facility) and Carve-Out Expenses (as defined below). In addition, pursuant to the DIP Financing Order, the DIP Obligations have been accorded administrative expense status with priority over all other administrative claims, other than certain agreed-to administrative claims, including the fees and expenses of professionals retained by the Debtor and any official committees appointed in the Chapter 11 Case in the amount of $2 million (the "CARVE-OUT EXPENSES").

            The DIP Facility expires on the earliest of (a) the second anniversary of the DIP Credit Facility, (b) the effective date of a plan of reorganization for the company, or (c) acceleration following the occurrence of an event of default.

            Loehmann's believes that cash generated from operations and funds available under the DIP Credit Facility will be sufficient to satisfy its cash requirements through the anticipated pendency of the Chapter 11 Case.

      C.    THE OFFICIAL COMMITTEE OF UNSECURED CREDITORS

            On September 8, 1999, the United States Trustee for the District of Delaware appointed an Official Committee of Unsecured Creditors in the Chapter 11 Case. The Creditors Committee currently consists of United States Trust Company of New York, as indenture trustee, C.I.T. Commercial Services, Inc., The Ralph Lauren Womenswear Company, L.P., The Donna Karan Company, Republic Business Credit Corporation, Jones Apparel Group, BNY Financial Corporation and State Street Research and Management Company.

            The Creditors Committee has retained Kronish Lieb Weiner & Hellman, LLP and Morris, Nichols, Arsht & Tunnell as co-counsel and Mahoney Cohen & Company CPA, P.C. as its accountants.

      D.    OTHER PROFESSIONALS RETAINED BY DEBTOR

            In addition to those professionals retained pursuant to first day motions, the Debtor subsequently sought and obtained approval for the retention of three other professionals essential to its reorganization: (i) PricewaterhouseCoopers, as the Debtor's strategic retail consultant; (ii) DJM Asset Management, LLC, as the Debtor's real estate consultant; and (iii) Ernst & Young LLP, as the Debtor's independent auditors and tax advisors. The Debtor also obtained approval to use Logan & Company, Inc. as the Debtor's Claims, Noticing, Voting and Tabulation Agent.

      E.    MANAGEMENT RETENTION AND SEVERANCE PLAN

            On July 9, 1999, the Debtor filed a motion seeking Court authority to implement a Management Retention and Severance Plan (the "RETENTION PLAN"). The Retention Plan provides for a (i) bonus for key management and other key personnel payable on the Debtor's emergence from chapter 11 and (ii) a severance program. Through the Retention Plan, the Debtor has sought to minimize management and other key personnel turnover by providing incentives for employees, including senior management, to remain in the Debtor's employ and to work towards a successful reorganization of the Debtor's business. The Court approved the Retention Plan on July 21, 1999.

      F.    STORE CLOSINGS

            In July 1999, in an effort to streamline its operations and rationalize its merchandising and marketing programs, the Debtor sought and obtained an order from the Court authorizing it through its liquidating agent, Hilco/Great American Group, to conduct certain store closing sales at 13 of its underperforming stores (the "GOB STORES"). Next, the Debtor sought court authority to dispose of the leases in respect of the GOB Stores (the "GOB LEASES"). On September 29, 1999 the Debtor obtained an order, among other things, (i) approving bidding procedures for the sale of the GOB Leases, (ii) setting an auction date for the sale of such leases, and (iii) scheduling a hearing date to approve the sale and assignment of the GOB Leases to the successful bidders at the auction. On October 18, 1999 an auction was held, and eight of the GOB Leases were bid upon. The Court subsequently approved the sale of the Debtor's interests in those eight GOB Leases free and clear of liens, claims, encumbrances and interests. The Debtor realized $2.4 million on the disposition of those GOB Leases. By Court order dated October 27, 1999, those GOB Leases for which there were no bids were deemed rejected by the Debtor.

            On April 10, 2000, the Court authorized the Debtor to conduct going out of business sales at four additional stores and to retain Hilco/Great American Group as a consultant in respect of such sales. Contemporaneously, the Debtor closed an additional seven of its underperforming stores. On May 15, 2000 the Court granted the Debtor's application for authority to auction and sell or otherwise dispose of the additional closed store leases. Subsequently, the Debtor disposed of nine of such leases by either assuming and assigning them or rejecting them. The Debtor is still in negotiations with respect to the assumption and assignment of the two remaining additional closed store leases.

      G.    LAST DATE TO FILE PROOFS OF CLAIM

            On September 16, 1999, the Court entered an order (the "BAR DATE ORDER") requiring any person or entity holding or asserting a Claim against the Debtor to file a written proof of claim with Loehmann's, Inc., Claims Processing Department, c/o Logan & Company, Inc., 546 Valley Road, Upper Montclair, New Jersey 07043, on or before 5:00 p.m. (EST) on November 8, 1999 (the "BAR DATE"). The Bar Date Order provided that any person or entity (other than, among others, employees and individual holders of Senior Notes and Common Stock) which fails to timely file a proof of claim will be forever barred, estopped and enjoined from voting on, or receiving a distribution under, the Plan and will be forever barred, estopped and enjoined from asserting a Claim against the Debtor, its estate, the Reorganized Debtor, and any of its successors or assigns.

      H.    ASSUMPTION/REJECTION OF LEASES AND EXECUTORY CONTRACTS

            Pursuant to the Bankruptcy Code, the Debtor has 60 days after the entry of the order for relief (which is the Petition Date) to assume or reject executory contracts or unexpired leases unless such time period is extended by the Bankruptcy Court for cause. By Court order the deadline has been extended to the Effective Date

(except for a limited number of leases for which individual deadlines were set) date of confirmation of the Debtor's Plan. The Debtor has already obtained Court approval to reject thirteen leases. The Debtor is reviewing its remaining leases and will decide shortly whether to reject any other leases. The Debtor, in conjunction with its attorneys, financial advisors and accountants will also review the Debtor's executory contracts to determine which, if any, of such contracts should be assumed or rejected. The Debtor will make any appropriate motions with respect to assumed or rejected leases and existing contracts within the time period established by the Bankruptcy Code or such other time as set by the Court.

      I. FIRST AMENDED DISCLOSURE STATEMENT/AGREEMENT WITH INFORMAL NOTEHOLDERS COMMITTEE

            On March 24, 2000 the Debtor filed its first plan of reorganization and accompanying disclosure statement. On April 24, 2000, after a hearing on the adequacy of the Debtor's disclosure statement, the Court entered an order (the "SOLICITATION ORDER") which, among other things, approved the disclosure statement, as amended on April 24, 2000, and scheduled a June 27, 2000 confirmation hearing on the plan, also amended on April 24, 2000. Subsequently, on or about May 25, 2000, the Debtor commenced the process of soliciting votes in favor of the amended plan.

            Prior to the Court's June 20, 2000 deadline for voting on the amended plan, a group of significant holders of the Debtor's Senior Notes (the "INFORMAL NOTEHOLDERS COMMITTEE") advised the Debtor that they intended to vote against the amended plan. As a result, the Debtor, its professional advisors and the Informal Noteholders Committee began discussions concerning the plan's terms and possible modifications thereto. As a result of the discussions, the Debtor agreed to file a second amended Plan incorporating certain modifications and a second amended Disclosure Statement in exchange for the Consenting Holders' agreement to, among other things, timely vote when properly solicited to do so in favor of the Debtor's second amended Plan and to support its confirmation (the "AGREEMENT"). The Agreement was executed by the parties on July 27, 2000. The Agreement specifically provides that no consideration will be given to the noteholder parties thereto in exchange for their promise to support the Debtor's Plan.

      J.    SECOND AMENDED DISCLOSURE STATEMENT/PLAN CONFIRMATION HEARING

            On July 12, 2000, the Debtor filed its second amended Plan and second amended Disclosure Statement. Simultaneously, the Debtor filed a motion to consider the adequacy of this Disclosure Statement. On July 28, 2000, the Court entered the Disclosure Statement Order. As provided by the Disclosure Statement Order, the confirmation of the Plan is scheduled for September 6, 2000.

                                      VIII.

                      SUMMARY OF THE PLAN OF REORGANIZATION

      A.    INTRODUCTION

            The Debtor believes that confirmation of the Plan is critical to its continued survival and that the Plan provides the best opportunity for maximum recoveries for its creditors. The Debtor believes, and will demonstrate to the Court, that its creditors will receive at least as much, if not more, in value under the Plan than they would receive in a liquidation under chapter 7 of the Bankruptcy Code.

            The following is a summary of the Plan, in pertinent part. The Plan is attached as Exhibit A to this Disclosure Statement. The terms of the Plan govern in the event of any discrepancies with the following discussion.

      B. CLASSIFICATION AND TREATMENT OF ADMINISTRATIVE CLAIMS, CLAIMS AND EQUITY INTERESTS UNDER THE PLAN

            Only administrative expenses, claims and equity interests that are "allowed" may receive distributions under a chapter 11 plan. An "allowed" administrative expense, claim or equity interest simply means that the debtor agrees, or in the event of a dispute, that the court determines, that the administrative expense, claim or equity interest, including the amount, is in fact a valid obligation of the debtor. Section 502(a) of the Bankruptcy Code provides that a timely filed administrative expense, claim or equity interest is automatically "allowed" unless the debtor or another party in interests objects. However, section 502(b) of the Bankruptcy Code specifies certain claims that may not be "allowed" in a bankruptcy case even if a proof of claim is filed. These include, without limitation, claims that are unenforceable under the governing agreement or applicable non-bankruptcy law, claims for unmatured interest, property tax claims in excess of the debtor's equity in the property, claims for certain services that exceed their reasonable value, lease and employment contract rejection damage claims in excess of specified amounts, and late-filed claims. In addition, Bankruptcy Rule 3003(c)(2) prohibits the allowance of any claim or equity interest that either is not listed on the debtor's schedules or is listed as disputed, contingent, or unliquidated if the holder has not filed a proof of claim or equity interest before the deadline to file proofs of claim and equity interests.

            The Bankruptcy Code also requires that, for purposes of treatment and voting, a chapter 11 plan divide the different claims against, and equity interests in, the debtor into separate classes based upon their legal nature. Claims of a substantially similar legal nature are usually classified together, as are equity interests of a substantially similar legal nature. Because an entity may hold multiple claims and/or equity interests which give rise to different legal rights, the holders of such claims and/or equity interests may find themselves members of multiple classes of claims and/or equity interests. As a result, under the Plan, for example, a creditor that holds both a Claim based on a Senior Note and Old Common Stock would have its Claim classified in Class 5 and its Equity Interest classified in Class 6. To the extent of this holder's Claim, the holder would be entitled to the voting and treatment rights that the Plan provides with respect to Class 5, and, to the extent of the holder's Equity Interest, the voting and treatment rights that the Plan provides with respect to Class 6.

            Under a chapter 11 plan, the separate classes of claims and equity interests must be designated either as "impaired" (altered by the plan in any way) or "unimpaired" (unaltered by the plan). If a class of claims is "impaired," the Bankruptcy Code affords certain rights to the holders of such claims, such as the right to vote on the plan (unless the plan provides for no distribution to the holder, in which case, the holder is deemed to reject the plan), and the right to receive an amount under the chapter 11 plan that is not less than the value that the holder would receive if the debtor were liquidated under chapter 7. Under section 1124 of the Bankruptcy Code, a class of claims or interests is "impaired" unless, with respect to each claim or interest of such class, the plan (i) does not alter the legal, equitable, and contractual rights of the holders of such claims or interests or (ii) irrespective of the holder's right to receive accelerated payment of such claims or interests after the occurrence of a default, cures all defaults (other than those arising from, among other things, the debtor's insolvency or the commencement of a bankruptcy case), reinstates the maturity of the claims or interests in the class, compensates the holders of such claims or interests for any damages incurred as a result of their reasonable reliance upon any acceleration rights and does not otherwise alter their legal, equitable or contractual rights. Typically, this means that the holder of an unimpaired claim will receive on the later of the effective date of the plan of reorganization or the date on which amounts owing are due and payable, payment in full, in cash, with postpetition interest to the extent permitted and provided under the governing agreement between the parties (or if there is no agreement, under applicable non-bankruptcy law), and the remainder of the debtor's obligations, if any, will be performed as they come due in accordance with their terms. Thus, other than its right to accelerate the debtor's obli gations, the holder of an unimpaired claim will be placed in the position it would have been in had the debtor's case not been commenced.

            Consistent with these requirements, the Plan divides the Claims against, and Equity Interests in, the Debtor into the following Classes:

Unclassified    Administrative Claims                Paid in full

Unclassified    Priority Tax Claims                  Paid in full

Class 1         Other Priority Claims                Unimpaired

Class 2         Other Secured Claims                 Unimpaired

Class 3         DIP Financing Claims                 Unimpaired

Class 4         Convenience Claims                   Impaired

Class 5         General Unsecured Claims             Impaired

Class 6         Equity Interests                     Impaired

            For purposes of computing distributions under the Plan, Allowed Claims do not include postpetition interest unless otherwise specified in the Plan.

            1     UNCLASSIFIED -- ADMINISTRATIVE CLAIMS

            Administrative Claims are Claims constituting a cost or expense of administration of the Chapter 11 Case allowed under sections 503(b) and 507(a)(1) of the Bankruptcy Code. Such Claims include any actual and necessary costs and expenses of preserving the Debtor's estate, any actual and necessary costs and expenses of operating the Debtor in Possession's business, any indebtedness or obligations incurred or assumed by the Debtor in Possession in connection with the conduct of its business including, without limitation, for the acquisition or lease of property or an interest in property or the rendition of services, all compensation and reimbursement of expenses to the extent Allowed by the Court under section 330, 331 or 503 of the Bankruptcy Code and any fees or charges assessed against the Debtor's estate under section 1930 of chapter 123 of title 28 of the United States Code. In addition, pursuant to court order all valid reclamation claims will be treated as Administrative Claims.

            Except as provided for below with respect to Professional Compensation and Reimbursement Claims (as defined below), pursuant to the Plan or to the extent that any entity entitled to payment of any Allowed Administrative Claim agrees with the Debtor in writing to different treatment (subject to the consent of the Creditors Committee), each holder of an Allowed Administrative Claim (a) will be paid in full, in Cash, on the later of the Effective Date and the date such Administrative Claim becomes an Allowed Administrative Claim, or as soon thereafter as is practicable or (b) receive such other treatment as the Debtor and such holder shall have agreed upon in writing, subject to the consent of the Creditors Committee; PROVIDED, HOWEVER, that Allowed Administrative Claims representing liabilities incurred in the ordinary course of business by the Debtor in Possession or liabilities arising under loans or advances to or other obligations incurred by the Debtor in Possession (to the extent authorized and approved by the Court if such authorization and approval was required under the Bankruptcy Code, including amounts owed to vendors and suppliers that have sold goods or furnished services to the Debtor in Possession since the Petition Date) shall be paid in full and performed by the Reorganized Debtor in the ordinary course of business in accordance with the terms and subject to the conditions of any agreements that govern instruments evidencing, or other documents relating to such transaction.

            The Debtor estimates that allowed Administrative Claims should not exceed $4.8 million in the aggregate.

            2     UNCLASSIFIED -- PROFESSIONAL COMPENSATION AND
                  REIMBURSEMENT CLAIMS

            Professional Compensation and reimbursement claims are Administrative Claims for the compensation of professionals and reimbursement of expenses incurred by such professionals pursuant to sections 503(b)(2), 503(b)(3), 503(b)(4) and 503(b)(5) of the Bankruptcy Code (the "COMPENSATION AND REIMBURSEMENT CLAIMS"). All payments to professionals for Compensation and Reimbursement Claims will be made in accordance with the procedures established by the Bankruptcy Code, the Bankruptcy Rules and the Court relating to the payment of interim and final compensation for services rendered and reimbursement of expenses. The Court will review and determine all applications for compensation for services rendered and reimbursement of expenses.

            Section 503(b) of the Bankruptcy Code provides for payment of compensation to creditors, indenture trustees and other entities making a "substantial contribution" to a reorganization case, and to attorneys for and other professional advisors to such entities. The amounts, if any, which may be sought by entities for such compensation are not known by the Debtor at this time. Requests for compensation must be approved by the Court after a hearing on notice at which the Debtor and other parties in interest may participate and, if appropriate, object to the allowance of any compensation and reimbursement of expenses.

            Pursuant to the Plan, holders of Compensation and Reimbursement Claims (i) shall file their respective final applications for allowance of compensation for services rendered and reimbursement of expenses incurred through the Effective Date by the date that is 30 days after the Effective Date or such other date as may be fixed by the Court, and (ii) if granted, such an award by the Court shall be paid in full in such amounts as are Allowed (a) on the date such Compensation and Reimbursement Claim becomes an Allowed Administrative Claim or as soon thereafter as is practicable, or (b) upon such other terms as may be mutually agreed upon between such holder of an Allowed Administrative Claim and the Debtor in Possession or, on and after the Effective Date, the Reorganized Debtor. The Debtor estimates that Allowed Compensation and Reimbursement Claims should not exceed $500,000 in the aggregate.

            Pursuant to the Plan, the Debtor will support an application filed by the Informal Noteholders Committee with the Court seeking reimbursement of the reasonable fees and expenses incurred by its counsel, Andrews & Kurth, L.L.P., up to a maximum aggregate amount of $50,000, in connection with the negotiation of the Agreement and certain documents in connection therewith.

            3     UNCLASSIFIED -- PRIORITY TAX CLAIMS

            A Priority Tax Claim consists of any Claim of a governmental unit of the kind specified in sections 502(i) and 507(a)(8) of the Bankruptcy Code. These unsecured Claims are given a statutory priority in right of payment. Except to the extent that a holder of an Allowed Priority Tax Claim agrees to a different treatment, each holder of an Allowed Priority Tax Claim will receive, at the sole option of the Reorganized Debtor, (a) Cash in an amount equal to such Allowed Priority Tax Claim on the later of the Effective Date and the date such Priority Tax Claim becomes an Allowed Priority Tax Claim, or as soon thereafter as is practicable, or (b) equal annual Cash payments in an aggregate amount equal to such Allowed Priority Tax

Claim, together with interest (i) with respect to federal taxes, at a fixed annual rate equal to the federal statutory rate as provided in 26 U.S.C. ss. 6621 over a period through the sixth anniversary of the date of assessment of such Allowed Priority Tax Claim; and (ii) with respect to state and city taxes, at the rate applicable under state or local law. The Debtor estimates that Allowed Priority Tax Claims should not exceed approximately $1.2 million in the aggregate.

            4 CLASS 1 -- OTHER PRIORITY CLAIMS (UNIMPAIRED; THEREFORE, DEEMED TO HAVE ACCEPTED THE PLAN AND NOT ENTITLED TO VOTE.)

            Other Priority Claims are Claims which are entitled to priority in accordance with section 507(a) of the Bankruptcy Code (other than Administrative Claims and Priority Tax Claims). Such Claims include (i) General Unsecured Claims for accrued employee compensation earned within 90 days prior to the commencement of the Chapter 11 Case to the extent of $4,300 per employee and
(ii) contributions to employee benefit plans arising from services rendered within 180 days prior to the commencement of the Chapter 11 Case, but only for each such plan to the extent of (a) the number of employees covered by such plan multiplied by $4,300, less (b) the aggregate amount paid to such employees from the estate for priority wages, salaries or commissions. Pursuant to the Plan, except to the extent that a holder of an Allowed Other Priority Claim shall have agreed in writing to a different treatment, subject to the consent of the Creditors Committee, holders of Allowed Other Priority Claims, if any exist, will be paid in full in Cash on the later of the Effective Date and the date such Other Priority Claim becomes an Allowed Claim, or as soon thereafter as is practicable. The legal, equitable and contractual rights of the holders of Other Priority Claims, if any exist, are not altered by the Plan. Because the Court entered an order authorizing the Debtor to pay, among other things, unpaid priority prepetition compensation and benefits, the Debtor estimates that the Allowed Claims in Class 1 that are due and payable pursuant to the Plan on or before the Effective Date will be DE MINIMIS, if any.

            5 CLASS 2 -- OTHER SECURED CLAIMs (UNIMPAIRED; THEREFORE, DEEMED TO HAVE ACCEPTED THE PLAN AND NOT ENTITLED TO VOTE.)

            Other Secured Claims include Claims (other than the DIP Financing Claims), to the extent reflected in the Schedules or a proof of claim filed as a Secured Claim which is secured by a Lien on Collateral to the extent of the value of such Collateral, as determined in accordance with section 506(a) of the Bankruptcy Code, or, in the event that such Claim is subject to setoff under section 553 of the Bankruptcy Code, to the extent of such setoff.

            Except to the extent that a holder of an Allowed Other Secured Claim shall have agreed in writing to a different treatment, subject to the consent of the Creditors Committee, at the sole option of the Debtor, in full and complete satisfaction of such Allowed Other Secured Claim, (i) each Allowed Other Secured Claim shall be reinstated and rendered unimpaired in accordance with section 1124(2) of the Bankruptcy Code, notwithstanding any contractual provision or applicable nonbankruptcy law that entitles the holder of an Allowed Other Secured Claim to demand or receive payment of such Allowed Other Secured Claim prior to the stated maturity of such Allowed Other Secured Claim from and after the occurrence of a default, (ii) each holder of an Allowed Other Secured Claim shall receive Cash in an amount equal to such Allowed Other Secured Claim, including any interest on such Allowed Other Secured Claim required to be paid pursuant to section 506(b) of the Bankruptcy Code, on the later of the Effective Date and the date such Allowed Other Secured Claim becomes an Allowed Other Secured Claim, or as soon thereafter as is practicable, or (iii) each holder of an Allowed Other Secured Claim shall receive the Collateral securing its Allowed Other Secured Claim and any interest on such Allowed Secured Claim required to be paid pursuant to section 506(b) of the Bankruptcy Code, on the later of the Effective Date and the date such Allowed Other Secured Claim becomes an Allowed Other Secured Claim, or as soon thereafter as is practicable.

            The Debtor estimates that Allowed Other Secured Claims in Class 2 will be DE MINIMIS, if any.

            6 CLASS 3 -- DIP FINANCING CLAIMs (UNIMPAIRED; THEREFORE, DEEMED TO HAVE ACCEPTED THE PLAN AND NOT ENTITLED TO VOTE.)

            DIP Financing Claims consist of the Claims of Congress arising under the DIP Credit Facility and all agreements and instruments relating thereto, which claims are secured by a first priority security interest in certain of the Debtor's real and personal property, including inventory, accounts receivable, equipment, certain real property interests and amounts held in certain deposit accounts, subject only to Permitted Liens (as defined in the DIP Credit Facility).

            Each holder of a DIP Financing Claim (which shall be deemed Allowed) shall receive Cash in an amount equal to its Allowed DIP Financing Claim on the Effective Date.

            7     CLASS 4 -- CONVENIENCE CLAIMs
                  (IMPAIRED; THEREFORE, ENTITLED TO VOTE TO ACCEPT OR REJECT THE PLAN.)

            A Class 4 Convenience Claim includes any General Unsecured Claim that is Allowed in the amount of $2,000 or less, or is Allowed in an amount greater than $2,000, but which Claim is reduced to $2,000 by the election of the holder thereof on such holder's Ballot. Each holder of an Allowed Convenience Claim shall receive Cash in an amount equal to 50% of such Allowed Convenience Claim on the later of (i) the Effective Date, and (ii) 30 days after the date such Convenience Claim becomes an Allowed Convenience Claim, or as soon thereafter as is practicable. Any holder of a Claim which would otherwise be an Allowed Convenience Claim may elect on such holder's Ballot to have such Allowed Claim treated as an Allowed General Unsecured Claim under Class 5, in which event the holder of such Allowed Claim shall receive distributions under Class 5 on account of such Allowed Claim and shall forfeit its right to distributions under Class 4 on account of such Allowed Claim.

            By checking the appropriate box on a timely cast Ballot, the holder of an Allowed General Unsecured Claim in an amount greater than $2,000 may elect to reduce the amount of such holder's Allowed General Unsecured Claim to $2,000 and to receive a distribution upon such Allowed Class 4 Convenience Claim in the amount of $2,000 as described above. Such an election shall constitute a waiver of the right to collect, and a release of, the amount of the Allowed General Unsecured Claim in excess of $2,000, and the holder of such Allowed Class 4 Convenience Claim shall be deemed to have released the Debtor and its estate, and its property from any and all liability for such excess amount. The holder of an Allowed General Unsecured Claim which timely elects to reduce the amount of its Allowed Claim shall be deemed to be the holder of an Allowed Class 4 Convenience Claim for classification, voting, and all other purposes under the Plan. The Debtor estimates that the Allowed Claims in Class 4 will be approximately $245,000.

            8 CLASS 5 -- GENERAL UNSECURED CLAIMs (IMPAIRED; THEREFORE, ENTITLED TO VOTE TO ACCEPT OR REJECT THE PLAN.)

            Class 5 includes all General Unsecured Claims against the Debtor other than Administrative Claims, including, without limitation (a) Claims of trade creditors of Loehmann's, (b) Claims of customers of Loehmann's that are not Priority Claims, (c) Claims of employees of Loehmann's that are not Priority Claims, (d) Claims arising as a result of the rejection by Loehmann's of executory contracts or unexpired leases pursuant to section 365 of the Bankruptcy Code, (e) Claims arising as a result of pre-Petition Date litigation against Loehmann's that are not subordinated under section 510(b) of the Bankruptcy Code and (f) Senior Note Claims. Pursuant to the Plan, Senior Note Claims will be allowed in the aggregate amount of $100,740,217.29. The Debtor estimates that the Allowed Claims in Class 5 will be approximately $140.9 million.

            Pursuant to the Plan, each holder of an Allowed General Unsecured Claim in Class 5 has the option to receive one of the following three distributions under the Plan by checking the appropriate box on a timely cast
Ballot:

      o THE STOCK/NOTES ELECTION -- The first option available to a holder of an Allowed General Unsecured Claim is to elect to receive its Pro Rata share of (i) Available Shares and (ii) Available Notes (the "STOCK/NOTES ELECTION").

      o THE STOCK ONLY DISTRIBUTION -- Under the second option, a holder of an Allowed General Unsecured Claim may elect to receive (i) its Pro Rata share of Available Shares and (ii) an additional 66.67 shares of

            New Common Stock for every $1000 in New Senior Notes it would otherwise receive under the Stock/Notes Election (the "STOCK ONLY DISTRIBUTION").

      o THE ADDITIONAL NOTES ELECTION -- Under the third option, a holder of an Allowed General Unsecured Claim may elect to receive (i) its Pro Rata share of Available Notes; (ii) an additional $1000 in New Senior Notes for every 66.67 shares of New Common Stock it would otherwise receive as its Pro Rata share of Available Shares under the Stock/Notes Election (to the extent New Senior Notes are available for such conversion); and (iii) the remainder of its Pro Rata share of Available Shares.

            The following is an illustration of the outcome of each distribution option for a claimholder with a $50,000 Claim5/:

                                      STOCK/NOTES   STOCK ONLY      ADDITIONAL
                                       ELECTION    DISTRIBUTION   NOTES ELECTION
                     TOTAL CLAIM        $50,000       $50,000        $50,000

DISTRIBUTION IN NEW SENIOR NOTES        $ 8,900       $     0        $17,700

DISTRIBUTION IN NEW COMMON STOCK        $17,730       $26,595        $ 8,865

                           TOTAL        $26,630       $26,595        $26,565

                      % RECOVERY             53%           53%            53%

        STOCK SHARES DISTRIBUTED          1,182         1,773            591

    NEW SENIOR NOTES DISTRIBUTED             89             0            177

If a holder of an Allowed General Unsecured Claim fails to indicate its selection of the Stock/Notes Election or Additional Notes Election on a timely cast ballot, such claimholder will receive the Stock Only Distribution. The holder of an Allowed General Unsecured Claim which timely makes either a Stock/Notes Election or an Additional Notes Election shall continue to be deemed the holder of an Allowed Class

----------
5/ For purposes of this illustration, it is assumed that 50% of claimholders selected the Stock/Notes Election, 25% of claimholders selected the Stock Only Distribution and 25% of claimholders selected the Additional Notes Election. Actual distributions under the Additional Notes Election may vary depending on how many claimholders choose the Stock Only Distribution and/or Additional Notes Election. At a minimum, claimholders making the Additional Notes Election will receive a distribution of New Senior Notes equal to that they would receive by making the Stock/Notes Election. At most, Additional Notes Election claimholders will receive a distribution of all New Senior Notes.

5 General Unsecured Claim for classification, voting and all other purposes under the Plan.

            Pursuant to the Plan a holder of a Class 5 General Unsecured Claim will receive its distribution on the later of (i) the Effective Date, or (ii) 30 days after the date on which such Claim becomes an Allowed General Unsecured Claim, or as soon thereafter as is practicable. If, after the Effective Date, any further Available Shares are available from the release of New Common Stock from the Disputed Claims Reserve, then pursuant to the Plan each holder of an Allowed General Unsecured Claim will receive on a Subsequent Distribution Date, if any, and the Final Distribution Date, Available Shares on account of its Allowed General Unsecured Claim in accordance with Articles VI.B.1(d) and (e) of the Plan. Any further New Senior Notes released from the Disputed Claims Reserve shall be canceled pursuant to Article VI.B.5 of the Plan.

            9 CLASS 6 -- EQUITY INTERESTs (IMPAIRED; NO DISTRIBUTIONS SHALL BE MADE, THEREFORE, DEEMED TO HAVE REJECTED THE PLAN AND NOT ENTITLED TO VOTE.)

            Class 6 includes the outstanding common and preferred stock of Loehmann's and any option, warrant or right, contractual or otherwise, to acquire any such interest.

            The Plan provides that holders of Class 6 Equity Interests shall receive no distributions on account of such Equity Interests and are conclusively presumed to have rejected the Plan. All Equity Interests shall be canceled on the Effective Date.

      C.    PROVISIONS REGARDING CORPORATE GOVERNANCE AND
            MANAGEMENT OF LOEHMANN'S HOLDINGS AND THE REORGANIZED
            DEBTOR

                  1     FORMATION OF LOEHMANN'S HOLDINGS

            Pursuant to the Plan, on the Effective Date Loehmann's Holdings will be formed as a holding company which will own 100% of Reorganized Loehmann's. Loehmann's Holdings will issue the New Senior Notes and New Common Stock pursuant to Article V.B. of the Plan.

                  2     LOEHMANN'S HOLDINGS

                        (A) BOARD OF DIRECTORS. Pursuant to the Plan, as of the Effective Date, the board of directors of Loehmann's Holdings shall initially consist of seven (7) members, five (5) of whom shall be jointly designated by the Creditors Committee and Informal Noteholders Committee whose names shall be disclosed on or before the date of the Confirmation Hearing, and two (2) of whom shall be Robert Friedman and Robert Glass. The Board of Directors of Loehmann's

Holdings will select a Chairman of the Board of Directors of Loehmann's Holdings at its initial meeting.

                        (B) OFFICERS OF LOEHMANN'S HOLDINGS. The officers of Loehmann's Holdings shall be disclosed on or before the date of the Confirmation Hearing.

                        (C) LOEHMANN'S HOLDINGS CERTIFICATE OF INCORPORATION AND BY-LAWS. Pursuant to the Plan, the adoption of Loehmann's Holdings Certificate of Incorporation and Loehmann's Holdings By-Laws will be deemed to have occurred and be effective as of the Effective Date without any further action by the directors or stockholders of Loehmann's Holdings. The Loehmann's Holdings Certificate of Incorporation will, among other things, contain appropriate provisions consistent with the Plan governing the authorization of up to 3,333,333 shares of New Common Stock,6/ subject to increase by the Equity Incentive Plan. On or prior to the Effective Date, Loehmann's Holdings will file with the Secretary of State of the State of Delaware, in accordance with sections 103 and 303 of the Delaware General Corporation Law, the Loehmann's Holdings Certificate of Incorporation and such certificate shall be the certificate of incorporation for Loehmann's Holdings. The Loehmann's Holdings Certificate of Incorporation and By-Laws shall be substantially in the forms contained in the Plan Supplement.

                  3     REORGANIZED LOEHMANN'S

                        (A) BOARD OF DIRECTORS. Pursuant to the Plan, as of the Effective Date, the board of directors of Reorganized Loehmann's shall initially consist of seven (7) members, five (5) of whom shall be jointly designated by the Creditors Committee and Informal Noteholders Committee whose names shall be disclosed on or before the date of the Confirmation Hearing, and two (2) of whom shall be Robert Friedman and Robert Glass. The Board of Directors of Reorganized Loehmann's will select a Chairman of the Board of Directors of Reorganized Loehmann's at its initial meeting.

                        (B) OFFICERS OF REORGANIZED LOEHMANN'S. Pursuant to the Plan, the officers of Loehmann's immediately prior to the Effective Date shall serve as the initial officers of Reorganized Loehmann's on or after the Effective Date. Such officers shall serve in accordance with employment agreements to be negotiated with Reorganized Loehmann's and applicable nonbankruptcy law. Key officers of Loehmann's who shall serve in the same position for the Reorganized Debtor, include, among others, the following:

----------
6/ Pursuant to the Plan, Loehmann's Holdings is authorized to issue additional shares of New Common Stock, not to exceed an aggregate of 5,000,000 shares, if required for distribution to those claimholders with Allowed General Unsecured Claims receiving the Stock Only Distribution or making the Stock/Notes Election under Article IV.E of the Plan.

        Name                 Age                  Title
--------------------------------------------------------------------------------
Robert N. Friedman            58    Chairman, Chief Executive Officer and
                                    Director
Robert Glass                  53    President, Chief Operating Officer, Chief
                                    Financial Officer and Director

Anthony D'Annibale            38    Senior Vice President, Merchandising

John Mains                    44    Senior Vice President, Merchandising

Richard Morretta              46    Vice President and Controller

                  (C) AMENDED CERTIFICATE OF INCORPORATION AND AMENDED LOEHMANN'S BY-LAWS. The adoption of the Amended Certificate of Incorporation and Amended By-Laws will be deemed to have occurred and be effective as of the Effective Date without any further action by the directors or stockholders of the Debtor or the Reorganized Debtor. On or prior to the Effective Date, Loehmann's will file with the Secretary of State of the State of Delaware, in accordance with sections 103 and 303 of the Delaware General Corporation Law, the Amended Certificate of Incorporation and such certificate shall be the certificate of incorporation for Reorganized Loehmann's. Pursuant to the Plan, the Amended Certificate of Incorporation shall provide, among other things, for a prohibition of the issuance of nonvoting equity securities as required by section 1123(a)(6) of the Bankruptcy Code. The Amended Certificate of Incorporation and Amended By-Laws shall be substantially in the forms contained in the Plan Supplement.

            4     SECURITIES TO BE ISSUED PURSUANT TO THE PLAN

                  (A) NEW COMMON STOCK. On the Effective Date, pursuant to the Plan, issuance by Loehmann's Holdings of 3,333,333 shares of New Common Stock (plus any additional shares required for distribution under Article IV.E of the Plan, up to an aggregate of 5,000,000 shares) is authorized without further act or action under applicable law, regulation, rule or order. Each share of New Common Stock will entitle its holder to one vote with no cumulative voting rights. Holders of New Common Stock will have the right to participate proportionately in any dividends distributed by Loehmann's Holdings. Loehmann's Holdings will use its best efforts to have the New Common Stock listed on a nationally recognized market or exchange.

                  (B) NEW SENIOR NOTES. The New Senior Notes will be issued by Loehmann's Holdings pursuant to an indenture (the "NEW NOTES INDENTURE"), which will be qualified under the Trust Indenture Act of 1939, as amended. An indenture trustee will be selected prior to the Confirmation Hearing.

            The New Senior Notes will be issued in $100 denominations in the aggregate principal amount of up to $25,000,000 and will be distributed to holders of Allowed General Unsecured Claims making the Stock/Notes Election or Additional Notes Election. Maturity of the New Senior Notes will occur five years and one month from the Effective Date. The New Senior Notes will bear interest at a fixed annual rate of 11% per annum, and be payable semi-annually (each April 30 and October 30) (i) for the period from the earlier of the Effective Date and November 1, 2000 through April 30, 2001, by the issuance of additional New Senior Notes, and (ii) for subsequent periods (a) in cash if the "Free Cash Flow Test" is met, or (b) otherwise, by the issuance of additional New Senior Notes. If interest is to be payable by the issuance of additional New Senior Notes and such issuance would result in the issuance of a fraction of a New Senior Note, such interest shall be recorded in book-entry form only and will not be payable until interest aggregating a whole New Senior Note denomination or a multiple thereof has accrued.

            The New Senior Notes will also contain the following material terms and provisions:

      o FREE CASH FLOW TEST: Reorganized Loehmann's will be subject to the Free Cash Flow Test, pursuant to which Reorganized Loehmann's will be required to have, on a pro forma basis, at least $0 of free cash flow (as defined in the New Notes Indenture) assuming that interest on the New Senior Notes and any required matching early amortization payments (the "MATCHING AMORTIZATION") on Reorganized Loehmann's' New Credit Facility (as defined in Section X.B. of the Disclosure Statement) were paid in cash for the prior twelve months ending on the January 31 or July 31 preceding the interest payment date. If Reorganized Loehmann's has minimum excess availability of $25 million under the New Credit Facility on the date of the Free Cash Flow Test, Matching Amortization is not required to be paid, and is not deducted in the calculation of free cash flow.

      o RANKING: The New Senior Notes will be unsecured senior obligations of Loehmann's Holdings and will rank PARI PASSU to all existing and future senior indebtedness of Loehmann's Holdings senior to all future subordinated indebtedness. There will be no guarantees of the New Senior Notes by Reorganized Loehmann's or its subsidiaries.

            The New Notes Indenture also will contain customary and usual affirmative covenants as may be mutually agreeable to Loehmann's Holdings and the Creditors Committee, including compliance with laws, payment of taxes and maintenance of corporate existence, properties and insurance, and negative covenants, including limitations on (i) the incurrence of new indebtedness and liens, subject to permitted exceptions, (ii) sale/leaseback transactions, subject to permitted exceptions, (iii) dispositions of assets, (iv) transactions with affiliates and (v) restricted payments. Events of default for the New Senior Notes will be usual for indebtedness of this kind, with customary grace and notice provisions, including non-payment of principal and interest, violation of covenants, cross-default and cross-acceleration, material judgments and bankruptcy. A copy of the New Notes Indenture will be included in the Plan Supplement.

      D.    SECURITIES LAWS MATTERS

            Pursuant to the Plan, each Initial Holder receiving a distribution of New Common Stock representing more than 10% of the aggregate New Common Stock issued on the Effective Date shall be entitled to become a party to the Registration Rights Agreement, which provides that Loehmann's Holdings will file and maintain the effectiveness of a shelf registration right statement for such Initial Holder of the New Common Stock and the New Senior Notes, covering the resale of all such securities. Certificates evidencing shares of New Common Stock received by an Initial Holder who is deemed to be an affiliate of Loehmann's Holdings by reason of its equity holdings or otherwise will bear a legend stating, in substance, that such shares have not been registered under the Securities Act or under the securities laws of any state or other jurisdiction and may not be sold, offered for sale or otherwise transferred unless registered or qualified under such Act and applicable state securities laws or unless Loehmann's Holdings receives a certificate executed by a duly authorized officer of such Initial Holder or an opinion of counsel, as applicable, reasonably satisfactory to them that such registration or qualification is not required. The Registration Rights Agreement will be in substantially the form included in the Plan Supplement.

      E.    EQUITY INCENTIVE PLAN

            1     LOEHMANN'S HOLDINGS' EQUITY INCENTIVE
                  PLAN

            Pursuant to the Plan, on the Effective Date, Loehmann's Holdings will adopt a stock option plan (the "EQUITY INCENTIVE PLAN") which permits Reorganized Loehmann's to grant to its directors and certain key senior management executives of the Company options to acquire shares of New Common Stock. Such stock option plan shall be on the terms in substantially the form contained in the Plan Supplement. Options granted under the stock option plan are generally intended to qualify as "incentive stock options" described in the Internal Revenue Code.

            2     DESCRIPTION OF LOEHMANN'S HOLDINGS' EQUITY INCENTIVE
                  PLAN

            The purposes of the Loehmann's Holdings Equity Incentive Plan are to promote the interests of Loehmann's Holdings and its shareholders by (i) attracting and retaining exceptional officers, directors and key employees of Reorganized Loehmann's and (ii) enabling such individuals to participate in the long-term growth and financial success of Reorganized Loehmann's. In connection with and pursuant to the Plan, the Equity Incentive Plan will be adopted and certain of the options will be granted to certain persons under the Equity Incentive Plan, effective as of the Effective Date. The Equity Incentive Plan makes available the grant of options to acquire an aggregate of 425,000 shares of New Common Stock and an aggregate of

262,500 shares will be issued as of the Effective Date. The remaining options to acquire 162,500 shares of New Common Stock will be issued by a compensation committee of Reorganized Loehmann's' Board of Directors. All of Loehmann's' directors, officers and employees are eligible to receive options under the Equity Incentive Plan.

The following are further terms respecting the Equity Incentive Plan:


Shares Available:         The number of options that will be available for grant
                          pursuant to the Equity Incentive Plan will be equal to 425,000 shares of New Common Stock.

Eligible Participants:    All members of the Board of Directors and certain key
                          senior management executives of Reorganized Loehmann's will be eligible to participate in the Equity
                          Incentive Plan.

Effective Date Grants:    On the Effective Date, Robert Friedman and Robert
                          Glass will each receive options to acquire 131,250 shares of New Common Stock for a total of 262,500 of the shares.

Strike Price:             The strike price shall be $15.00.

Vesting: Options granted under the Equity Incentive Plan will vest in four (4) equal tranches on each of the Effective Date and the first three (3) anniversaries thereafter.

Duration of Options:      Options must be exercised on or before the fifth (5th)
                          anniversary of the grant date.

Change of Control:        In the event a sale of Reorganized Loehmann's or
                          Loehmann's Holdings (whether stock or substantially all of the assets) occurs, all options that have not vested as of such date shall automatically vest in full.

Termination of Option     If an option holder is terminated from employment by
Holder                    Reorganized Loehmann's or removed as a director of
                          Reorganized Loehmann's (in each case other than for "cause"), such option holder's options that are vested as of such date shall be exercisable for a period of 60 days following such date of termination or removal and all unvested options will on such date be forfeited.

      F.    DISTRIBUTIONS UNDER THE PLAN

            1     METHOD OF DISTRIBUTIONS UNDER THE PLAN

                  (A) DATE AND DELIVERY OF DISTRIBUTIONS. Distributions under the Plan shall be made by the Reorganized Debtor or its designee to the holders of Allowed Administrative Claims, Allowed Priority Tax Claims, Allowed Other Priority Claims, Allowed DIP Financing Claims, Allowed Other Secured Claims, Allowed Convenience Claims and Allowed General Unsecured Claims at the addresses set forth on the Schedules, unless such addresses are superseded by proofs of claim or transfers of claim filed pursuant to Bankruptcy Rule 3001 (or at the last known addresses of such holders if the Debtor or the Reorganized Debtor has been notified in writing of a change of address), except that all distributions to the holders of Allowed Senior Note Claims shall be made in accordance with the Senior Note Indenture. Distributions of New Senior Notes and New Common Stock shall be made initially to the Transfer Agent who shall make distributions to the holders of Allowed General Unsecured Claims or, in the case of holders of Allowed Senior Note Claims to the Senior Note Indenture Trustee for further distribution to individual holders of Senior Note Claims. Notwithstanding any provision in the Plan to the contrary, the Senior Note Indenture will continue in effect to the extent necessary to allow the Senior Note Indenture Trustee to receive and make distributions pursuant to the Plan on account of the Senior Note Claims. New Senior Notes (including any interest earned thereon) and New Common Stock (including dividends paid on account thereof) will be held in trust by the disbursing agent or the Reorganized Debtor, as applicable, for the benefit of the potential claimants of such securities until such time as such shares are distributed to the holders of Allowed Claims. Until such distribution, shares of New Common Stock held for the benefit of potential claimants will be treated as treasury stock for voting purposes.

                  (B) DISTRIBUTION OF CASH. Any payment of Cash by the Reorganized Debtor pursuant to the Plan shall be made at the option and in the sole discretion of the Reorganized Debtor, by (i) a check drawn on, or (ii) wire transfer from, a domestic bank selected by the Reorganized Debtor.

                  (C) EFFECTIVE DATE DISTRIBUTIONS. On the Effective Date, or as soon thereafter as practicable, the Reorganized Debtor shall distribute all Available Notes and Available Shares to the holders of Allowed General Unsecured Claims.

                  (D) DISTRIBUTIONS ON SUBSEQUENT DISTRIBUTION DATES. Unless otherwise provided in the Plan, to the extent there are Available Shares subsequent to the Effective Date as a result of the release of shares of New Common Stock from the Disputed Claims Reserve in accordance with Article VI.B.5. of the Plan or the return of unclaimed, undeliverable or time-barred distributions to holders of Allowed General Unsecured Claims pursuant to Article VI.B.1.(g) of the Plan, the Reorganized Debtor shall, on a Subsequent Distribution Date, distribute (with the written consent of the Creditors Committee or Court order on notice to the Creditors

Committee) such Available Shares to the holders of General Unsecured Claims entitled thereto that were Allowed on the Effective Date or subsequently have become Allowed on or before the Subsequent Distribution Date in amounts necessary to cause such holders to have received aggregate distributions of shares of New Common Stock in respect of such Allowed General Unsecured Claims equal to the distributions that such holders would have received in respect of such Allowed General Unsecured Claims on the Effective Date if (x) such Available Shares had been available for distribution on the Effective Date, (y) such Allowed General Unsecured Claims had been Allowed on the Effective Date in the amounts in which they are Allowed on the Subsequent Distribution Date, and
(z) Claims or portions thereof that have become disallowed subsequent to the Effective Date and on or before the Subsequent Distribution Date had been disallowed on the Effective Date.

                  (E) DISTRIBUTIONS ON THE FINAL DISTRIBUTION DATE. Unless otherwise provided in this Plan, to the extent there are Available Shares subsequent to the Effective Date from the release of shares of New Common Stock from the Disputed Claims Reserve in accordance with Article VI.B.5. of the Plan, or the return of unclaimed, undeliverable or time-barred distributions to holders of Allowed General Unsecured Claims pursuant to Article VI.B.1.(g) of the Plan, the Reorganized Debtor shall, on the Final Distribution Date, distribute all such Available Shares to the holders of General Unsecured Claims entitled thereto that were Allowed on the Effective Date, or subsequently have become Allowed on or before the Final Distribution Date in amounts necessary to cause such holders to have received aggregate distributions of shares of New Common Stock in respect of such Allowed Claims equal to the distributions that such holders would have received in respect of such Allowed General Unsecured Claims on the Effective Date if (x) such Available Shares had been available for distribution on the Effective Date, (y) such Allowed General Unsecured Claims had been Allowed on the Effective Date in the amounts in which they are Allowed on the Final Distribution Date, and (z) Claims or portions thereof that have become disallowed subsequent to the Effective Date and on or before the Final Distribution Date had been disallowed on the Effective Date; PROVIDED, HOWEVER, that in no event shall the Reorganized Debtor be obligated to make such a distribution if, in the discretion of the Reorganized Debtor and the Creditors Committee, there are insufficient Available Shares to make a cost-efficient distribution, taking into account the size of the distribution to be made and the number of recipients of such distribution, in which event such shares of New Common Stock shall become the property of the Reorganized Debtor.

                  (F) RESERVE SHARES AND NOTES FOR DISPUTED CLAIMS. On the date on which the Reorganized Debtor makes its initial distribution to holders of Allowed General Unsecured Claims pursuant to Article VI.B.1 of the Plan, the Reorganized Debtor shall deposit with the Transfer Agent an aggregate number of New Senior Notes and shares of New Common Stock sufficient to distribute to each holder of a Disputed Claim (i) the number of New Senior Notes and/or shares of New Common Stock that such holder would have been entitled to receive under the Plan if such Claim had been an Allowed General Unsecured Claim on the date of such initial distribution, or (ii) such lesser amount as the Court may estimate pursuant to
Article VI.C. of the Plan or may otherwise order. New Senior Notes and shares of New Common Stock will be withheld by the Transfer Agent and reserved for distribution to holders of Disputed Claims until such time as such shares are distributed to holders of Allowed Claims. Until such distribution, shares of New Common Stock held for the benefit of Disputed Claims holders shall be treated as treasury stock for voting purposes.

                  (G) UNCLAIMED DISTRIBUTIONS. Any distribution of Cash under the Plan which is unclaimed after the later to occur of (a) two years after distribution and (b) six months after the date on which such claimant's Claim is Allowed shall be transferred to the Reorganized Debtor notwithstanding state or other escheat or similar laws to the contrary. Distributions under the Plan consisting of New Senior Notes or New Common Stock that are unclaimed for a period of two years after distribution shall be canceled and any dividends or interest which has been paid with respect to such securities shall be transferred to the Reorganized Debtor and entitlement by the holder of a Claim to such distribution shall be extinguished and forever barred.

                  (H) SATURDAYS, SUNDAYS, OR LEGAL HOLIDAYS. If any payment or act under the Plan is required to be made or performed on a date that is not a Business Day, then the making of such payment or the performance of such act may be completed on the next succeeding Business Day, and shall be deemed to have been completed as of the required date.

                  (I) FRACTIONAL NOTES AND FRACTIONAL SHARES.

                        (i) FRACTIONAL NOTES. Notwithstanding any other provision in the Plan to the contrary, no fractional denominations of New Senior Notes shall be issued pursuant to the Plan. Whenever the issuance of any New Senior Note would otherwise call for the issuance in an amount for a fraction of a New Senior Note (issued in $100 denominations), the actual issuance of such New Senior Note shall reflect a rounding of such fraction to the nearest whole denomination (up or down), with half denominations being rounded down.

                        (ii) FRACTIONAL SHARES. Notwithstanding any other provision in the Plan to the contrary, no fractional shares of New Common Stock shall be issued pursuant to the Plan. Whenever any payment of a fraction of a share of New Common Stock would otherwise be required under the Plan, the actual distribution made shall reflect a rounding of such fraction to the nearest whole share (up or down), with half shares or less being rounded down and fractions in excess of half of a share being rounded up. If two or more holders are entitled to equal fractional entitlements and the number of holders so entitled exceeds the number of whole shares, which remain to be allocated, the Transfer Agent shall allocate the remaining whole shares to such holders by random lot or such other impartial method as the Transfer Agent deems fair, in the Transfer Agent's sole discretion. Upon the allocation of all of the whole shares authorized under the Plan, all remaining fractional portions of the entitlements shall be canceled and shall be of no further force and effect.

                  (J) DISTRIBUTIONS TO HOLDERS AS OF THE RECORD DATE. As at the close of business on the Record Date, the claims register shall be closed, and there shall be no further changes in the record holders of any Claims. Further, at the close of business on the Record Date, the Senior Note Indenture Trustee shall close the register for the Senior Notes. The Debtor, the Reorganized Debtor and the Senior Note Indenture Trustee shall have no obligation to recognize any transfer of any Claims (including Senior Note Claims) occurring after the Record Date. The Debtor, the Reorganized Debtor and the Senior Note Indenture Trustee shall instead be entitled to recognize and deal for purposes under the Plan (except as to voting to accept or reject the Plan) with only those record holders stated on the claims register and the register for Senior Note as of the close of business on the Record Date.

                  (K) SENIOR NOTE INDENTURE TRUSTEE'S FEES AND EXPENSES. The Senior Note Indenture Trustee shall be entitled to payment from Reorganized Loehmann's of Indenture Trustee Expenses incurred in connection with such Trustee's making distributions under the Plan without further Bankruptcy Court approval. These payments will be made on terms agreed to with Reorganized Loehmann's and will not be deducted from distributions to be made pursuant to the Plan to holders of Allowed Senior Note Claims.

            2     DISPUTED GENERAL UNSECURED CLAIMS

                  The holder of a Disputed General Unsecured Claim that becomes an Allowed Claim subsequent to the Initial Distribution Date shall receive a distribution of New Senior Notes and/or New Common Stock as soon thereafter as is practicable. Such distribution shall be made in accordance with the Plan based on the distributions that would have been made to such holder under the Plan if the Disputed General Unsecured Claim had been an Allowed Claim on or prior to the Effective Date.

      G. OBJECTIONS TO AND RESOLUTION OF ADMINISTRATIVE CLAIMS AND CLAIMS; ADMINISTRATIVE AND PRIORITY CLAIMS RESERVE

            1     OBJECTIONS TO AND RESOLUTION OF ADMINISTRATIVE CLAIMS
                  AND CLAIMS

                  The Debtor, the Reorganized Debtor and the Creditors Committee shall have the exclusive right to make and file objections to Administrative Claims and Claims subsequent to the Confirmation Date. All objections shall be litigated to a Final Order. Unless otherwise ordered by the Court, the Debtor, the Reorganized Debtor and the Creditors Committee shall file all objections to Administrative Claims and Claims that are the subject of proofs of claim or requests for payment filed with the Court (other than applications for allowance of compensation and reimbursement of expenses) and serve such objections upon the holders of the Administrative Claims and Claims as to which the objection is made as soon as is practicable, but in no event later than 60 days after the Effective Date or such later date as may be approved by the Court.

            2     ADMINISTRATIVE, PRIORITY AND CONVENIENCE CLAIMS RESERVE

                  (A) ESTABLISHMENT OF ADMINISTRATIVE, PRIORITY AND CONVENIENCE CLAIMS RESERVE. Pursuant to the Plan, on the Effective Date, the Reorganized Debtor shall place into reserve an amount of Cash equal to (i) the sum of the aggregate amount of all Disputed Administrative Claims, Disputed Priority Tax Claims, Disputed Other Priority Claims and Disputed Convenience Claims, plus
(ii) an amount to be determined by the Court to be reserved for any Disputed Administrative Claims, Disputed Priority Tax Claims and Disputed Other Priority Claims that are unliquidated (the "ADMINISTRATIVE, PRIORITY AND CONVENIENCE CLAIMS RESERVE").

                  (B) CASH HELD IN ADMINISTRATIVE, PRIORITY AND CONVENIENCE PRIORITY CLAIMS RESERVE. Cash held in the Administrative, Priority and Convenience Claims Reserve shall be deposited in a segregated bank account or accounts in the name of the Reorganized Debtor and designated as held in trust for the benefit of holders of Allowed Administrative Claims, Allowed Priority Tax Claims, Allowed Other Priority Claims and Allowed Convenience Claims. Cash held in the Administrative, Priority and Convenience Claims Reserve shall not constitute property of the Reorganized Debtor. The Reorganized Debtor shall invest the Cash held in the Administrative, Priority and Convenience Claims Reserve in a manner consistent with investment guidelines to be included in the Plan Supplement. The Reorganized Debtor shall pay, or cause to be paid, out of the funds held in the Administrative, Priority and Convenience Claims Reserve, any tax imposed on the Administrative, Priority and Convenience Claims Reserve by any governmental unit with respect to income generated by Cash held in the Administrative, Priority and Convenience Claims Reserve. Any Cash held in the Administrative, Priority and Convenience Claims Reserve after all Administrative, Priority and Convenience Claims have been Allowed or disallowed shall be transferred to and become the property of the Reorganized Debtor.

            3 ALLOWANCE OF DISPUTED ADMINISTRATIVE, PRIORITY AND CONVENIENCE CLAIMS

            Pursuant to the Plan, if, on or after the Effective Date, any Disputed Administrative, Priority or Convenience Claim becomes an Allowed Claim, the Reorganized Debtor shall, 30 days after the date on which such Claim becomes an Allowed Claim, or as soon thereafter as is practicable, distribute from the Administrative, Priority and Convenience Claims Reserve to the holder of such Allowed Administrative, Priority or Convenience Claim Cash equal to the amount that such holder would have been entitled to had such Claim been Allowed on the Effective Date.

            4     RELEASE OF SHARES AND NOTES FROM DISPUTED CLAIMS RESERVE

                  If at any time or from time to time after the Effective Date, there shall be New Senior Notes and/or shares of New Common Stock in the Disputed Claims Reserve in an amount in excess of the amount which the Reorganized Debtor is required at such time to reserve on account of Disputed Claims under the Plan or pursuant to any Order of the Court, (i) such excess shares of New Common Stock shall become available for distribution in accordance with the Plan, and (ii) such excess New Senior Notes shall be canceled.

      H.    ALLOCATION OF CONSIDERATION

            The aggregate consideration to be distributed to the holders of Allowed Claims in each Class under the Plan (other than the Claims, if any, of the Internal Revenue Service) shall be treated as first satisfying an amount equal to the stated principal amount of the Allowed Claim for such holders and any remaining consideration as satisfying accrued, but unpaid, interest and costs, if any, and attorneys' fees where applicable.

      I.    CANCELLATION AND SURRENDER OF EXISTING SECURITIES AND
            AGREEMENTS

            On the Effective Date, the Senior Notes and Equity Interests shall be deemed canceled and the underlying agreements and securities, including the Senior Note Indenture (except as provided in Article VI.B.1.(a) of the Plan), together with all instruments issued pursuant thereto, shall have no further legal effect other than as evidence of any right to receive distributions, fees and expenses under the Plan. In addition, the Indenture Trustee's obligations shall be discharged, except as contemplated under Article VI.B. of the Plan.

            Notwithstanding any other provision of the Plan, as a condition precedent to receiving any distribution under the Plan, each holder of a promissory note, share certificate, or other instrument or security evidencing a Claim must tender such promissory note or other instrument or security to the Reorganized Debtor or its designee or must execute and deliver an affidavit of loss and furnish an indemnity or bond in substance and amount reasonably satisfactory to the Reorganized Debtor and the Indenture Trustee.

            Any holder of a Claim that fails to surrender such instrument or to provide the affidavit and indemnity or bond, before the later to occur of (i) the second anniversary of the Effective Date and (ii) six months following the date such holder's Claim becomes an Allowed Claim shall be deemed to have forfeited all rights and/or Claims and may not receive or participate in any distribution under the Plan.

            Pursuant to the Plan, the Debtor, the Reorganized Debtor or the Creditors Committee may, at any time, request that the Court estimate any Disputed Claim pursuant to section 502(c) of the Bankruptcy Code regardless of whether the Debtor, the Reorganized Debtor or the Creditors Committee have previously objected to such Claim. The Court will retain jurisdiction to estimate any Claim at any time, including during litigation concerning any objection to such Claim. In the event that the Court estimates any Disputed Claim, that estimated amount may constitute either the Allowed amount of such Claim, the amount on which a reserve is to be calculated for purposes of the Disputed Claims Reserve, or a maximum limitation on such Claim, as determined by the Court. If the estimated amount constitutes a maximum limitation on such Claim, the Debtor, the Reorganized Debtor or the Creditors Committee may elect to pursue any supplemental proceedings to object to any ultimate payment of such Claim. All of the aforementioned Claims objection, estimation and resolution procedures are cumulative and not necessarily exclusive of one another.

      J.    ADMINISTRATIVE CLAIMS OF INDENTURE TRUSTEE

            In addition to any other Administrative Claim that may be filed by the Indenture Trustee, the Indenture Trustee shall have an Allowed Administrative Claim in an amount equal to the reasonable and necessary fees and expenses incurred by the Indenture Trustee and its legal counsel in accordance with and to the extent provided for in the Senior Note Indenture for the period covering the Petition Date through and including the Effective Date.

      K.    NONCONSENSUAL CONFIRMATION

            As the holders of Equity Interests in Class 6 are deemed to reject the Plan, the Debtor will seek to have the Court confirm the Plan under section 1129(b) of the Bankruptcy Code.

      L. IMPLEMENTATION OF THE PLAN, THE AMENDED CERTIFICATE OF INCORPORATION, THE AMENDED BY-LAWS AND OTHER
            IMPLEMENTATION DOCUMENTS

            On or before the Effective Date, pursuant to the Plan, the Reorganized Debtor will execute the Amended Certificate of Incorporation, the Amended By-Laws and other implementation documents, and Loehmann's Holdings will execute the Loehmann's Holdings Certificate of Incorporation and Loehmann's Holdings ByLaws, the Equity Incentive Plan and the Registration Rights Agreement. Reorganized Loehmann's and Loehmann's Holdings will execute all other documents required and necessary to implement the Plan, without the requirement of any further corporate action.

      M.    EFFECT OF CONFIRMATION OF THE PLAN

            1     CONTINUED CORPORATE EXISTENCE

            The Debtor, as Reorganized Debtor, shall continue to exist after the Effective Date with all powers of a corporation under the laws of its state of incorporation and without prejudice to any right to alter or terminate such existence (whether by merger or otherwise) under such applicable state law; and the Reorganized Debtor may operate its business free of any restrictions imposed by the Bankruptcy Code, the Bankruptcy Rules or by the Court, subject only to the terms and conditions of the Plan

            2     VESTING OF ASSETS

            To take advantage of certain state tax efficiencies, except as otherwise expressly provided in the Plan, on the Effective Date, or as soon as practicable thereafter, the Reorganized Debtor shall form two (2) subsidiaries. Such subsidiaries shall be vested with all of the property of the Debtor's estate free and clear of all Claims, Liens, encumbrances, charges and other interests of creditors and equity security holders. Tangible assets shall be transferred to one subsidiary and intangible assets shall be transferred to the other. As a result of the transfer of assets into two newly formed subsidiaries, Reorganized Loehmann's will become a holding company.

            3     DISCHARGE OF THE DEBTOR

            The rights afforded in the Plan and the treatment of all Claims and Equity Interests in the Plan shall be in exchange for and in complete satisfaction, discharge, and release of all Claims and Equity Interests of any nature whatsoever, including any interest accrued on such Claims from and after the Petition Date, against the Debtor, the Debtor in Possession, the Reorganized Debtor or any of its assets or properties, arising prior to the Effective Date. Except as otherwise expressly specified in the Plan, the Confirmation Order shall act as of the Effective Date as a discharge of all debts of, Claims against, Liens on, and Equity Interests in the Debtor, its assets and properties, arising at any time before the entry of the Confirmation Order, regardless of whether a proof of Claim or Equity Interest with respect thereto was filed, whether the Claim or Equity Interest is Allowed or whether the holder thereof votes to accept the Plan or is entitled to receive a distribution thereunder. Except as otherwise expressly specified in the Plan, after the Effective Date, any holder of such discharged Claim or Equity Interest shall be precluded from asserting against the Debtor, the Reorganized Debtor or any of its assets or properties, any other or further Claim or Equity Interest based on any document, instrument, act, omission, transaction or other activity of any kind or nature that occurred before the entry of the Confirmation Order.

            4     INJUNCTION

            Except as otherwise expressly provided in the Plan, the Confirmation Order, or any other order of the Court, all entities who have held, hold or may hold Claims against or Equity Interests in the Debtor which arose before or were held as of the Effective Date, are permanently enjoined, on and after the Effective Date, from (a) commencing or continuing in any manner any action or other proceeding of any kind against the Debtor with respect to any such Claim or Equity Interest, (b) the enforcement, attachment, collection or recovery by any manner or means of any judgment, award, decree or order against the Debtor on account of any such Claim or Equity Interest, (c) creating, perfecting or enforcing any encumbrance of any kind against the Debtor or against the property or interests in property of the Debtor on account of any such Claim or Equity Interest and (d) asserting any right of setoff, subrogation or recoupment of any kind against any obligation due from the Debtor or against the property or interests in property of the Debtor on account of any such Claim or Equity Interest. Such injunction shall extend to successors of the Debtor (including, without limitation, the Reorganized Debtor) and its respective properties and interests in property.

            5     EXTINGUISHMENT OF CAUSES OF ACTION UNDER THE
                  AVOIDING POWER PROVISIONS

            On the Effective Date, all rights, claims, causes of action, avoiding powers, suits and proceedings arising under sections 544, 545, 547, 548, 549 and 553 of the Bankruptcy Code shall be extinguished whether or not then pending. While the Debtor has not conducted an exhaustive investigation, the Debtor does not believe that the pursuit of such claims is warranted. The Reorganized Debtor shall have, retain, reserve and be entitled to assert all other Claims, Causes of Action, rights of setoff and other legal or equitable defenses which the Debtor had immediately prior to the Petition Date as fully as if the Chapter 11 Case had not been commenced; and all of the Reorganized Debtor's legal and equitable rights respecting any such Claim which is not specifically waived, extinguished or relinquished by the Plan may be asserted after the Effective Date to the same extent as if the Chapter 11 Case had not been commenced.

            6     VOTES SOLICITED IN GOOD FAITH

            The Plan provides that pursuant to section 1125(e) of the Bankruptcy Code, the Debtor, the Creditors Committee and the Informal Noteholders Committee have, and upon confirmation of the Plan shall be deemed to have, solicited acceptances of the Plan in good faith and in compliance with the applicable provisions of the Bankruptcy Code. The Plan further provides that pursuant to section 1125(e) of the Bankruptcy Code, the Debtor and the Creditors Committee (and their respective affiliates, agents, directors, officers, members, employees, advisors, and attorneys) have participated in good faith and in compliance with the applicable provisions of the Bankruptcy Code in the offer, issuance, sale and purchase of the securities offered and sold under the Plan and therefore have not, and on account of such offer, issuance, sale, solicitation and/or purchase will not be, liable at any time for the violation of any applicable law, rule or regulation governing the solicitation of acceptances or rejections of the Plan or the offer, issuance, sale or purchase of the securities offered and sold under the Plan.

            7     ADMINISTRATIVE CLAIMS INCURRED AFTER THE
                  CONFIRMATION DATE

            Administrative Claims incurred by the Reorganized Debtor after the date and time of the entry of the Confirmation Order, including (without limitation) Claims for professionals' fees and expenses incurred after such date, including, without limitation, fees and expenses by the Reorganized Debtor, the Creditors Committee and the Senior Note Indenture Trustee, shall not be subject to application and may be paid by the Reorganized Debtor in the ordinary course of business and without application for or Court approval.

            8     THE DEBTOR'S RELEASE

            On the Effective Date, pursuant to the Plan, the Debtor and the Reorganized Debtor on behalf of themselves, and their estates, shall be deemed to release unconditionally all of their respective officers, directors, employees, advisors, attorneys, financial advisors, accountants and other professionals, the Creditors Committee members, counsel to the Creditors Committee, accountants to the Creditors Committee, the Informal Noteholders Committee members, counsel to the Informal Noteholders Committee, the Senior
Note Indenture Trustee and each of their representatives and agents (including any professionals retained by such persons or entities) (the "RELEASED PARTIES") from any and all claims, obligations, suits, judgments, damages, rights, Causes of Action and liabilities whatsoever, whether known or unknown, foreseen or unforeseen, existing or thereafter arising, in law, equity or otherwise, based in whole or in part upon actions taken in their respective capacities described above or any omission, transaction, event or other occurrence taking place on or prior to the Effective Date in any way relating to the Debtor, the Chapter 11 Case or the Plan, except that (i) no individual shall be released from any act or omission that constitutes gross negligence or willful misconduct, and (ii) the Reorganized Debtor shall not relinquish or waive the right to assert any of the foregoing as a legal or equitable defense or right of set-off or recoupment against any Claims of any such persons asserted against the Debtor. While the Debtor has not conducted an exhaustive investigation with respect to any of the claims that may be released under the Plan, the Debtor is not aware of any such claims.

            9     EXCULPATION AND RELEASE AND INJUNCTION OF RELEASED
                  PARTIES

                  (A) EXCULPATION. The Plan provides that the Debtor, the Reorganized Debtor, members of the Creditors Committee, members of the Informal Noteholders Committee, the Senior Note Indenture Trustee and the other Released Parties (i) shall have no liability whatsoever to any holder or purported holder of an Administrative Claim, Claim or Equity Interest for any act or omission in connection with, or arising out of, the negotiation of the Plan, the negotiation of the other documents included in the Plan Supplement, the pursuit of approval of the Disclosure Statement or the solicitation of votes for the Plan, the Chapter 11 Case, the consummation of the Plan, the administration of the Plan or the property to be distributed under the Plan or any transaction contemplated by the Plan or Disclosure Statement or in furtherance thereof (including, without limitation, the Equity Incentive Plan, employment contracts, programs and arrangements adopted in connection with the Plan or the Chapter 11 Case), except for willful misconduct or gross negligence as determined by a Final Order, and
(ii) in all respects, shall be entitled to rely upon the advice of counsel with respect to their duties and responsibilities under the Plan. This exculpation shall be in addition to, and not in limitation of, all other releases, indemnities, exculpations and any other applicable law or rules protecting such Released Parties from liability.

                  (B) INJUNCTION. The Plan provides that pursuant to section 105 of the Bankruptcy Code, no holder or purported holder of an Administrative Claim, Claim or Equity Interest shall be permitted to commence or continue any action, employment of process, or any act to collect, offset or recover any claim against a Released Party that accrued on or prior to the Effective Date and has been released or waived pursuant to the Plan.

            10    LIMITATION OF GOVERNMENTAL RELEASEs

            The Plan provides that, notwithstanding Articles VII.I.1 and 2 thereof, it does not release, discharge or exculpate any non-debtor party from any debt owed to the United States Government, and/or its agencies, including the Pension Benefit Guaranty Corporation (the "GOVERNMENT"), or from any liability arising under the Internal Revenue Code, the Employee Retirement Income Security Act of 1974, as amended, or environmental laws, securities laws or criminal laws of the United States. In addition, notwithstanding Articles VII.I.1 and 2 of the Plan, the Plan does not enjoin or prevent the Government from collecting any such liability from any such non-debtor party.

            11    TERM OF BANKRUPTCY INJUNCTION OR STAYS

            The Plan provides that all injunctions or stays provided for in the Chapter 11 Case under sections 105 or 362 of the Bankruptcy Code, or otherwise, and in existence on the Confirmation Date, shall remain in full force and effect until the Effective Date.

            12    PRESERVATION OF INSURANCE

            The Plan provides that the Debtor's discharge and release from all Claims as provided in the Plan, does not diminish or impair the enforceability of any insurance policy that may cover Claims against the Debtor, the Reorganized Debtor (including, without limitation, its officers and directors) or any other person or entity.

            13    OFFICERS' AND DIRECTORS' INDEMNIFICATION RIGHTS AND
                  INSURANCE

            The Plan provides that notwithstanding any other provision of the Plan, the obligations of the Debtor to indemnify its present directors, officers and employees against any obligations, liabilities, costs or expenses pursuant to the articles of incorporation or By-Laws of the Debtor, applicable state law, specific agreement or any combination of the foregoing, shall survive the Effective Date.

      N.    RETENTION OF JURISDICTION

            The Plan provides that the Court shall have exclusive jurisdiction of all matters arising out of, and related to, the Chapter 11 Case and the Plan pursuant to, and for the purposes of, section 105(a) and section 1142 of the Bankruptcy Code and for, among other things, the following purposes: (1) to hear and determine applications for the assumption or rejection of executory contracts or unexpired leases pending on the Confirmation Date, and the allowance of Claims resulting therefrom; (2) to determine any other applications, adversary proceedings and contested matters pending on the Effective Date; (3) to ensure that distributions to holders of Allowed Claims are accomplished as provided by the Plan; (4) to resolve disputes as to the ownership of any Claim or Equity Interest; (5) to hear and determine timely objections to Administrative Claims and Claims; (6) to enter and implement such orders as may be appropriate in the event the Confirmation Order is for any reason stayed, revoked, modified or vacated; (7) to issue such orders in aid of execution of the Plan, to the extent authorized by section 1142 of the Bankruptcy Code; (8) to consider any modifications of the Plan, to cure any defect or omission, or to reconcile any inconsistency in any order of the Court, including, without limitation, the Confirmation Order; (9) to hear and determine all applications for compensation and reimbursement of expenses of professionals under sections 330, 331, and 503(b) of the Bankruptcy Code; (10) to hear and determine disputes arising in connection with the interpretation, implementation or enforcement of the Plan; (11) to hear and determine any issue for which the Plan requires a Final Order of the Court; (12) to hear and determine matters concerning state, local, and federal taxes in accordance with sections 346, 505 and 1146 of the Bankruptcy Code; (13) to hear any other matter not inconsistent with the Bankruptcy Code; (14) to hear and determine disputes arising in connection with compensation and reimbursement of expenses of professionals for services rendered during the period commencing on the Confirmation Date through and including the Effective Date; and (15) to enter a final decree closing the Chapter 11 Case.

      O.    MISCELLANEOUS PROVISIONS

            1     PAYMENT OF STATUTORY FEES

            The Plan provides that all fees payable on or before the Effective Date (i) pursuant to section 1930 of title 28 of the United States Code, as determined by the Court at the Confirmation Hearing, and (ii) to the United States Trustee, shall be paid by the Debtor on or before the Effective Date and all such fees payable after the Effective Date shall be paid by the Reorganized Debtor.

            2     DISSOLUTION OF CREDITORS COMMITTEE

            The Plan provides that the appointment of the Creditors Committee shall terminate on the Final Distribution Date.

            3     MODIFICATION OF THE PLAN

            The Plan provides that the Debtor reserves the right, in accordance with the Bankruptcy Code, to amend or to modify the Plan prior to the entry of the Confirmation Order with the prior consent of the Creditors Committee and the Informal Noteholders Committee. The Plan also provides that after entry of the Confirmation Order, the Reorganized Debtor or the Debtor may amend or modify the Plan, or remedy any defect or omission or reconcile any inconsistency in the Plan in such a manner as may be necessary to carry out the purpose and intent of the Plan.

            4     GOVERNING LAW

            The Plan provides that unless a rule of law or procedure is supplied by Federal law (including the Bankruptcy Code or Bankruptcy Rules) or the Delaware General Corporation Law, the laws of the State of Delaware (without reference to the conflicts of laws provisions thereof) will govern the construction and implementation of the Plan and any agreements, documents and instruments executed in connection with the Plan.

            5     FILING OR EXECUTION OF ADDITIONAL DOCUMENTS

            The Plan provides that on or before the Effective Date, the Debtor or the Reorganized Debtor, will file with the Court or execute, as appropriate, such agreements and other documents as may be necessary or appropriate to effectuate and further evidence the terms and conditions of the Plan.

            6     WITHHOLDING AND REPORTING REQUIREMENTS

            The Plan provides that in connection therewith and all instruments issued in connection therewith and distributions thereon, the Reorganized Debtor shall comply with all withholding and reporting requirements imposed by any federal, state, local or foreign taxing authority and all distributions thereunder will be subject to any such withholding and reporting requirements.

            7     EXEMPTION FROM TRANSFER TAXES

            The Plan provides that pursuant to section 1146(c) of the Bankruptcy Code, the issuance, transfer or exchange of New Senior Notes or New Common Stock under the Plan, the making or assignment of any lease or sublease or the making or delivery of any other instrument whatsoever, in furtherance of or in connection with the Plan will not be subject to any stamp, real estate transfer, recording or other similar tax.

            8     SECTION 1145 EXEMPTION

            Pursuant to, in accordance with, and solely to the extent provided under section 1145 of the Bankruptcy Code, the issuance of New Senior Notes and New Common Stock to the Debtor's creditors under the Plan is exempt from the registration requirements of section 5 of the Securities Act, as amended, and any State or local law requiring registration for offer or sale of a security or registration or licensing of an issuer of, underwriter of, or broker or dealer in such New Senior Notes and New Common Stock and is deemed to be a public offering of New Senior Notes and New Common Stock.

            9     WAIVER OF FEDERAL RULE OF CIVIL PROCEDURE 62(A)

            The Debtor may request that the Confirmation Order include (a) a finding that Fed. R. Civ. P. 62(a) shall not apply to the Confirmation Order and
(b) authorization for the Debtor to consummate the Plan immediately after entry of the Confirmation Order.

            10    PLAN SUPPLEMENT

            Forms of the documents relating to the Amended Certificate of Incorporation, the Amended By-Laws, the Loehmann's Holdings Certificate of Incorporation and By-Laws, the New Notes Indenture, the Registration Rights Agreement, the investment guidelines referred to in Article V.B.3(b)(ii) of the Plan and the Equity Incentive Plan will be contained in the Plan Supplement which will be filed with the Clerk of the Court prior to the Confirmation Hearing. The Plan Supplement may be inspected in the office of the Clerk of the Court during normal court hours.

            11    SETOFF BY THE UNITED STATES

            Pursuant to the Plan, the valid setoff rights, if any, of the United States of America will be unaffected by the Plan or confirmation thereof.

      P.    EXECUTORY CONTRACTS AND UNEXPIRED LEASES

            The Bankruptcy Code grants the Debtor the power, subject to the approval of the Court, to assume or reject executory contracts and unexpired leases. If an executory contract or unexpired lease is rejected, the other party to the agreement may file a claim for damages, if any, incurred by reason of the rejection. In the case of rejection of leases of real property and employment agreements, such damage claims are subject to certain limitations imposed by the Bankruptcy Code.

            Other than (i) executory contacts or unexpired leases which (x) are the subject of a motion to reject pending on the Confirmation Date, (y) were previously assumed or rejected by the Debtor, or (z) have expired or terminated pursuant to their own terms during the pendency of the Chapter 11 Case, and (ii) employment agreements, if any, terminated prior to or in connection with the Plan, all of the executory contracts, unexpired leases and employment agreements that exist between the Debtor and any person are specifically assumed as of the Effective Date pursuant to the Plan. All Claims for damages arising from the rejection of executory contracts or unexpired leases must be filed with the Court in accordance with the terms of the order authorizing such rejection. Any Claims not filed within such time will be forever barred from assertion against the Debtor, its estate and the Reorganized Debtor. All Allowed Claims arising from the rejection of executory contracts or unexpired leases shall be treated as Class 5 General Unsecured Claims (subject to the claimant's option to have the claim treated as a Class 4 Convenience Claim; see Section VIII.B.7, "Class 4 -- Convenience Claims," above). The Reorganized Debtor, except as otherwise agreed by the parties, will cure any and all undisputed defaults within 60 days of the Effective Date under any executory contract, unexpired lease or employment agreement assumed pursuant to the Plan in accordance with section 365 of the Bankruptcy Code. All disputed defaults that are required to be cured shall be cured either within 30 days of the entry of a Final Order determining the amount, if any, of the liability of the Debtor or the Reorganized Debtor with respect thereto, or as may otherwise be agreed to by the parties.

      Q.    BENEFIT PLANS

            The Plan provides that all employment and severance agreements and policies, and all employee compensation and benefit plans, policies and programs of the Debtor applicable generally to its employees, including agreements and programs subject to section 1114 of the Bankruptcy Code, as in effect on the Effective Date, including, without limitation, all savings plans, retirement plans, health care plans, disability plans, severance benefit plans, incentive plans, and life accidental death and dismemberment insurance plans, shall be deemed to be, and shall be treated as though they are, executory contracts that are assumed under the Plan, and the Debtor's obligations under such agreements and programs shall survive the Effective Date of the Plan, without prejudice to the Reorganized Debtor's rights under applicable non-bankruptcy law to modify, amend, or terminate the foregoing arrangements, except for (i) such executory contracts or plans specifically rejected pursuant to the Plan (to the extent such rejection does not violate section 1114 of the Bankruptcy Code) and (ii) such executory contracts or plans as have previously been terminated, or rejected, pursuant to a Final Order, or specifically waived by the beneficiaries of such plans, contracts or programs.

                                       IX.

                       PROJECTIONS AND VALUATION ANALYSIS

            The Debtor and its advisors developed a set of financial projections (summarized below and in Exhibit D) to assess the value of the Reorganized Debtor generally, and specifically the value of the New Common Stock to be distributed to Class 5 under the Plan. The projections and valuations set forth below and in Exhibit D are based on a number of significant assumptions including, among other things, the successful reorganization of the Debtor, an assumed Effective Date of October 1, 2000 and no significant downturn in the specific markets in which the Debtor operates.

            THE PROJECTIONS ARE BASED UPON A NUMBER OF SIGNIFICANT ASSUMPTIONS. ACTUAL OPERATING RESULTS AND VALUES MAY VARY.

      A.    PROJECTIONS

            As a condition to confirmation of a plan, the Bankruptcy Code requires, among other things, that the Bankruptcy Court determine that confirmation is not likely to be followed by the liquidation or the need for further financial reorganization of the debtor. In connection with the development of the Plan, and for purposes of determining whether the Plan satisfies this feasibility standard, Loehmann's management has, through the development of financial projections (the "PROJECTIONS"), analyzed the ability of Loehmann's to meet its obligations under the Plan to maintain sufficient liquidity and capital resources to conduct its business. The Projections were also prepared to assist each holder of a Claim in Classes 4 and 5 in determining whether to accept or reject the Plan.

            The Projections should be read in conjunction with the assumptions, qualifications and footnotes to the tables containing the Projections set forth herein and in Exhibit D, the historical consolidated financial information (including the notes and schedules thereto) and the other information set forth in Loehmann's Annual Report on Form 10-K for the fiscal year ended January 29, 2000 and Loehmann's

Quarterly Report on Form 10-Q for the period ended April 29, 2000 annexed hereto as Exhibits C and F, respectively, the full texts of which are incorporated herein by reference. The Projections were prepared in good faith based upon assumptions believed to be reasonable. The Projections, which were prepared in June 2000, were based, in part, on economic, competitive, and general business conditions prevailing at the time. While as of the date of this Disclosure Statement such conditions have not materially changed, any future changes in these conditions may materially impact the ability of Loehmann's to achieve the Projections.

            THE PROJECTIONS WERE NOT PREPARED WITH A VIEW TOWARDS COMPLYING WITH THE GUIDELINES FOR PROSPECTIVE FINANCIAL STATEMENTS PUBLISHED BY THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS. LOEHMANN'S INDEPENDENT ACCOUNTANT, ERNST & YOUNG, HAS NEITHER COMPILED NOR EXAMINED THE ACCOMPANYING PROSPECTIVE FINANCIAL INFORMATION TO DETERMINE THE REASONABLENESS THEREOF AND, ACCORDINGLY, HAS NOT EXPRESSED AN OPINION OR ANY OTHER FORM OF ASSURANCE WITH RESPECT THERETO.

            LOEHMANN'S DOES NOT, AS A MATTER OF COURSE, PUBLISH PROJECTIONS OF ITS ANTICIPATED FINANCIAL POSITION, RESULTS OF OPERATIONS OR CASH FLOWS. ACCORDINGLY, LOEHMANN'S DOES NOT INTEND TO, AND DISCLAIMS ANY OBLIGATION TO (A) FURNISH UPDATED PROJECTIONS TO HOLDERS OF CLAIMS OR EQUITY INTERESTS PRIOR TO THE EFFECTIVE DATE OR TO HOLDERS OF NEW COMMON STOCK OR ANY OTHER PARTY AFTER THE EFFECTIVE DATE, (B) INCLUDE SUCH UPDATED INFORMATION IN ANY DOCUMENTS THAT MAY BE REQUIRED TO BE FILED WITH THE SEC, OR (C) OTHERWISE MAKE SUCH UPDATED INFORMATION PUBLICLY AVAILABLE.

            THE PROJECTIONS PROVIDED IN THE DISCLOSURE STATEMENT HAVE BEEN PREPARED EXCLUSIVELY BY LOEHMANN'S MANAGEMENT. THESE PROJECTIONS, WHILE PRESENTED WITH NUMERICAL SPECIFICITY, ARE NECESSARILY BASED ON A VARIETY OF ESTIMATES AND ASSUMPTIONS WHICH, THOUGH CONSIDERED REASONABLE BY MANAGEMENT, MAY NOT BE REALIZED, AND ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC AND COMPETITIVE UNCERTAINTIES AND CONTINGENCIES, MANY OF WHICH ARE BEYOND LOEHMANN'S' CONTROL. LOEHMANN'S CAUTIONS THAT NO REPRESENTATIONS CAN BE MADE AS TO THE ACCURACY OF THESE FINANCIAL PROJECTIONS OR TO REORGANIZED LOEHMANN'S' ABILITY TO ACHIEVE THE PROJECTED RESULTS. SOME ASSUMPTIONS INEVITABLY WILL NOT MATERIALIZE. FURTHER, EVENTS AND CIRCUMSTANCES OCCURRING SUBSEQUENT TO THE DATE ON WHICH THESE PROJECTIONS WERE PREPARED MAY BE DIFFERENT FROM

ASSUMED OR, ALTERNATIVELY, MAY HAVE BEEN UNANTICIPATED AND THUS THE OCCURRENCE OF THESE EVENTS MAY AFFECT FINANCIAL RESULTS IN A MATERIAL AND POSSIBLY ADVERSE MANNER. THE PROJECTIONS, THEREFORE, MAY NOT BE RELIED UPON AS A GUARANTY OR OTHER ASSURANCE OF THE ACTUAL RESULTS THAT WILL OCCUR.

            FINALLY, THE PROJECTIONS INCLUDE ASSUMPTIONS AS TO THE ENTERPRISE VALUE OF REORGANIZED LOEHMANN'S, THE FAIR VALUE OF ITS ASSETS AND ITS ACTUAL LIABILITIES AS OF THE EFFECTIVE DATE. REORGANIZED LOEHMANN'S WILL BE REQUIRED TO MAKE SUCH ESTIMATIONS AS OF THE EFFECTIVE DATE. SUCH DETERMINATION WILL BE BASED UPON THE FAIR VALUES AS OF THAT DATE, WHICH COULD BE MATERIALLY GREATER OR LOWER THAN THE VALUES ASSUMED IN THE FOREGOING ESTIMATES.

      B.    VALUATION

            Two methodologies were used to derive the value of Reorganized Loehmann's based on the Projections: (i) a comparison of the company and its projected performance to how the market values comparable companies, and (ii) a calculation of the present value of the free cash flows under the Projections, including an assumption for a terminal value.

            The market based approach involves identifying a group of publicly traded companies whose businesses or product lines are comparable to those of Loehmann's as a whole or significant portions of the company's operations, and then calculating ratios of various financial results to the public market values of these companies. The ranges of ratios derived are then applied to Loehmann's projected financial results to derive a range of implied values. The discounted cash flow approach involves deriving the unleveraged free cash flows that Loehmann's would generate assuming the projections were realized. These cash flows, and an estimated value of the company at the end of the projected period (the "TERMINAL VALUE"), are discounted to the present at Loehmann's estimated post-restructuring weighted average cost of capital to determine the company's enterprise value.

            ESTIMATES OF VALUE DO NOT PURPORT TO BE APPRAISALS NOR DO THEY NECESSARILY REFLECT THE VALUES WHICH MAY BE REALIZED IF ASSETS ARE SOLD. THE ESTIMATES OF VALUE REPRESENT HYPOTHETICAL REORGANIZED ENTERPRISE VALUES ASSUMING THE IMPLEMENTATION OF MANAGEMENT'S PROJECTIONS AS WELL AS OTHER SIGNIFICANT ASSUMPTIONS. SUCH ESTIMATES WERE DEVELOPED SOLELY FOR PURPOSES OF FORMULATING AND NEGOTIATING A PLAN OF REORGANIZATION AND ANALYZING THE PROJECTED RECOVERIES THEREUNDER.

            Based upon the methods described above, the estimated enterprise value for Reorganized Loehmann's is between $90 million and $120 million, with a midpoint value of $105 million. After deducting the estimated, long-term indebtedness of Loehmann's under the New Secured Credit Facility at the Effective Date of approximately $30 million, the estimated value distributable to general unsecured creditors is between $60 million and $90 million, with a midpoint value of $75 million. Of the $75 million in distributable value, $25 million will be issued in New Senior Notes to general unsecured creditors, and the assumed value of the New Common Stock will be $50 million. Therefore, assuming 3,333,333 shares of New Common Stock will be issued on the Effective Date, the range of values of New Common Stock is estimated to be $10.50 to $19.50 per share, with a midpoint value of $15.00 per share.

            THE ESTIMATED ENTERPRISE VALUE IS HIGHLY DEPENDENT UPON ACHIEVING THE FUTURE FINANCIAL RESULTS SET FORTH IN THE PROJECTIONS AS WELL AS THE REALIZATION OF CERTAIN OTHER ASSUMPTIONS WHICH ARE NOT GUARANTEED.

            THE VALUATIONS SET FORTH HEREIN REPRESENT ESTIMATED REORGANIZATION VALUES AND DO NOT NECESSARILY REFLECT VALUES THAT COULD BE ATTAINABLE IN PUBLIC OR PRIVATE MARKETS. THE EQUITY VALUE ASCRIBED IN THE ANALYSIS DOES NOT PURPORT TO BE AN ESTIMATE OF THE POST-REORGANIZATION MARKET VALUE. SUCH TRADING VALUE, IF ANY, MAY BE MATERIALLY DIFFERENT FROM THE REORGANIZATION EQUITY VALUE RANGES ASSOCIATED WITH THE VALUATION ANALYSIS.

                                       X.

                      CERTAIN RISK FACTORS TO BE CONSIDERED

            HOLDERS OF CLAIMS AGAINST THE DEBTOR SHOULD READ AND CONSIDER CAREFULLY THE FACTORS SET FORTH BELOW AS WELL AS THE OTHER INFORMATION SET FORTH IN THIS DISCLOSURE STATEMENT (AND THE DOCUMENTS DELIVERED TOGETHER HEREWITH AND/OR INCORPORATED BY REFERENCE), PRIOR TO VOTING TO ACCEPT OR REJECT THE PLAN. THESE RISK FACTORS SHOULD NOT, HOWEVER, BE REGARDED AS CONSTITUTING THE ONLY RISKS INVOLVED IN CONNECTION WITH THE PLAN AND ITS IMPLEMENTATION.

            The ultimate recoveries under the Plan to holders of Claims depend upon the realizable value of the New Senior Notes and New Common Stock. The securities to be issued pursuant to the Plan are subject to a number of material risks, including, but not limited to, those specified below. The factors specified below assume that the Plan is approved by the Bankruptcy Court and that the Effective Date occurs on or about October 1, 2000. Although such risk factors are based upon a October 1, 2000 Effective Date, Loehmann's believes that an actual Effective Date later in the third quarter of Fiscal 2000 would not have any material effect on the risk factors.

      A.    PROJECTED FINANCIAL INFORMATION

            The financial projections included in this Disclosure Statement are dependent upon the successful implementation of the Reorganized Debtor's business plan and the validity of the other assumptions contained therein. These projections reflect numerous assumptions, including confirmation and consummation of the Plan in accordance with its terms, and anticipated future performance of Loehmann's, retail industry performance, certain assumptions with respect to competitors of Loehmann's, general business and economic conditions and other matters, many of which are beyond the control of Loehmann's. In addition, unanticipated events and circumstances occurring subsequent to the preparation of the projections may affect the actual financial results of Loehmann's. Although Loehmann's believes that the projections are reasonably attainable, variations between the actual financial results and those projected may occur and be material.

      B.    ABILITY TO REFINANCE CERTAIN INDEBTEDNESS AND
            RESTRICTIONS IMPOSED BY INDEBTEDNESS

            Following the Effective Date of the Plan, the Reorganized Debtor's working capital borrowings and letters of credit requirements are anticipated to be funded by a new credit facility (the "NEW CREDIT FACILITY"), a portion of the proceeds of which will be used to repay in full the DIP Credit Facility. There can be no assurance that the Reorganized Debtor will be able to obtain such financing or that such financing may be obtained on acceptable terms.

            The New Credit Facility and the New Notes Indenture will restrict, among other things, the ability of Reorganized Loehmann's and Loehmann's Holdings to incur additional indebtedness, pay dividends or make certain other restricted payments, consummate certain asset sales, create liens on assets, enter into transactions with affiliates, make investments, loans or advances, consolidate or merge with or into any other person or convey, transfer or lease all or substantially all of its assets or change the business to be conducted by Reorganized Loehmann's. In addition, the New Credit Facility may contain certain other and more restrictive covenants and will prohibit Loehmann's Holdings from prepaying certain indebtedness, including the New Senior Notes. A breach of any of these covenants could result in a default under the New Credit Facility or the New Notes Indenture. Further, the restrictions in the New Notes Indenture and the New Credit Facility likely will therefore restrict the ability of Reorganized Loehmann's and Loehmann's Holdings to obtain additional financing for working capital, capital expenditures or general corporate purposes. In addition, substantially all of the assets of Loehmann's will be pledged as security under the New Credit Facility.

            Reorganized Loehmann's' indebtedness will also require substantial debt service payments, which will restrict its ability to use its operating cash flow for capital expenditures and other working capital requirements.

      C.    COMPETITIVE CONDITIONS AND NEED TO FUND FUTURE
            CAPITAL REQUIREMENTS

            The off-price retail apparel business is highly competitive and may be affected by general economic conditions. The number of competitors and the degree of competition experienced by Loehmann's' stores vary by location. Loehmann's competes with several multi-regional and regional off-price retailers and department stores and other retailers. In addition, in order to continue to remain competitive over time, Loehmann's will be required to make substantial capital expenditures to remodel and replace its existing retail stores. Loehmann's anticipates utilizing its operating cash flow and amounts available under the New Credit Facility to finance these capital expenditure requirements.

      D.    SIGNIFICANT HOLDERS

            If holders of significant numbers of shares of New Common Stock were to act as a group, such holders could be in a position to control the outcome of actions requiring stockholder approval, including the election of directors. This concentration of ownership could also facilitate or hinder a negotiated change of control of Loehmann's Holdings and, consequently, have an impact upon the value of the New Common Stock.

            Further, the possibility that one or more of the holders of significant numbers of shares of New Common Stock may determine to sell all or a large portion of their shares of New Common Stock in a short period of time may adversely affect the market price of the New Common Stock.

      E.    LACK OF ESTABLISHED MARKET FOR NEW COMMON STOCK

            The Debtor shall use its best efforts to cause the New Common Stock to be listed on a national securities exchange. There can be no assurance that such an application will be approved.

            The New Common Stock will be issued to holders of Allowed General Unsecured Claims, some or all of whom may prefer to liquidate their investment rather than to hold it on a long-term basis. There currently is no trading market for the New Common Stock nor is it known whether or when one would develop. Further, there can be no assurance as to the degree of price volatility in any such market. While the Plan was developed based on an assumed reorganization value of $15 per share of the New Common Stock (which was calculated based on the company's mid-point enterprise valuation), such valuation is not an estimate of the price at which the New Common Stock may trade in the market. Loehmann's has not attempted to make any such estimate in connection with the development of the Plan. No assurance can be given as to the market prices that will prevail following the Effective Date.

      F.    LACK OF TRADING MARKET FOR NEW NOTES

            After the issuance of the New Senior Notes pursuant to the Plan, there can be no assurance that an active trading market will develop therefor. Further, there can be no assurance as to the degree of price volatility in any such market. Accordingly, no assurance can be given that any holder of such securities will be able to sell such securities or as to the price at which any sale may occur. If such market were to exist, such securities could trade at prices higher or lower than the value attributed to such securities hereunder, depending upon many factors, including, without limitation, the prevailing interest rates, markets for similar securities, industry conditions and the performance of, and investor expectations for, Loehmann's on a reorganized basis.

      G.    DIVIDEND POLICIES

            The Debtor does not anticipate paying any dividends on the New Common Stock in the foreseeable future. In addition, the covenants in certain debt instruments to which Reorganized Loehmann's will be a party (including the New Credit Facility) may limit the ability of Loehmann's Holdings to pay dividends. Certain institutional investors may only invest in dividend-paying equity securities or may operate under other restrictions which may prohibit or limit their ability to invest in New Common Stock.

      H.    CERTAIN BANKRUPTCY LAW CONSIDERATIONS

            1     RISK OF NON-CONFIRMATION OF THE PLAN

            Although Loehmann's believes that the Plan will satisfy all requirements necessary for confirmation by the Court, there can be no assurance that the Bankruptcy Court will reach the same conclusion. Moreover, there can be no assurance that modifications of the Plan will not be required for confirmation or that such modifications would not necessitate the resolicitation of votes.

            2     RISK OF NON-OCCURRENCE OF THE EFFECTIVE DATE

            Although Loehmann's believes that the Effective Date may occur as soon as 10 days after the entry of the Confirmation Order, there can be no assurance as to such timing or that such conditions will ever occur.

      I.    CERTAIN TAX MATTERS

            For a summary of certain federal income tax consequences of the Plan to holders of Claims and to Loehmann's, see Section XVI, "Certain Federal Income Tax Consequences Of The Plan."

                                       XI.

                             CONFIRMATION PROCEDURE

            Under the Bankruptcy Code, the following steps must be taken to confirm the Plan:

      A.    SOLICITATION OF VOTES

            In accordance with sections 1126 and 1129 of the Bankruptcy Code, the Claims and Equity Interests in Classes 4, 5 and 6 of the Plan are impaired and the holders of Allowed Claims in Classes 4 and 5 are entitled to vote to accept or reject the Plan. Claims in Classes 1, 2 and 3 are unimpaired. The holders of Allowed Claims in each of such Classes are conclusively presumed to have accepted the Plan and the solicitation of acceptances with respect to such Classes therefore is not required under section 1126(f) of the Bankruptcy Code. As the holders of Class 6 Equity Interests shall receive no distribution under the Plan, the holders of such claims are presumed to have voted to reject the Plan and the solicitation of acceptances with respect to such Class is therefore not required under section 1126(g) of the Bankruptcy Code.

            As to classes of claims entitled to vote on a plan, the Bankruptcy Code defines acceptance of a plan by a class of creditors as acceptance by holders of at least two-thirds in dollar amount and more than one-half in number of the claims of that class that have timely voted to accept or reject a plan.

            A vote may be disregarded if the Court determines, after notice and a hearing, that acceptance or rejection was not solicited or procured in good faith or in accordance with the provisions of the Code.

            Any creditor in an impaired Class (i) whose Claim has been listed by the Debtor in the Debtor's Schedules filed with the Court (provided that such Claim has not been scheduled as disputed, contingent or unliquidated) or (ii) who filed a proof of claim on or before November 8, 1999 (or, if not filed by such date, any proof of claim filed within any other applicable period of limitations or with leave of the Court), which Claim is not the subject of an objection or request for estimation, is entitled to vote.

      B.    THE CONFIRMATION HEARING

            The Bankruptcy Code requires the Court, after notice, to hold a confirmation hearing. The Confirmation Hearing in respect of the Plan has been scheduled for September 6, 2000 at 10:30 a.m., Eastern Time, before the Honorable Mary F. Walrath at the United States Bankruptcy Court for the District of Delaware, 824 North Market Street, Wilmington, Delaware 19801. The Confirmation Hearing may be adjourned from time to time by the Court without further notice except for an announcement of the adjourned date made at the Confirmation Hearing. Any objection to confirmation must be made in writing and specify in detail the name and address of the objector, all grounds for the objection and the amount of the Claim or number of shares of common stock of the Debtor or other Interests held by the objector. Any such objection must be filed with the Court and served so that it is received by the Court and the following parties on or before August 30, 2000 at 4:00 p.m., Eastern Time:

Paul, Weiss, Rifkind, Wharton & Garrison  Young Conaway Stargatt & Taylor, LLP
Attorneys for the Debtor                  Attorneys for the Debtor
1285 Avenue of the Americas               1110 North Market Street
New York, New York  10019-6064            Rodney Square North, 11th Floor
Attn: Alan W. Kornberg, Esq.              Wilmington, Delaware  19801
      Jeffrey D. Saferstein, Esq.         Attn: Pauline K. Morgan, Esq.

Kronish Lieb Weiner & Hellman LLP         Morris, Nichols, Arsht & Tunnell
Attorneys for the Creditors Committee     Attorneys for the Creditors Committee
1114 Avenue of the Americas               1201 North Market Street
New York, New York  10036-7798            P.O. Box 1347
Attn: Lawrence C. Gottlieb, Esq.          Wilmington, Delaware 19899-1347
      Robert J. Feinstein, Esq.           Attn: Robert J. Dehney, Esq.

Office of the United States Trustee       Andrews & Kurth, L.L.P.
601 Walnut Street                         Attorneys for the Informal Noteholders
Curtis Center, Suite 950 West               Committee
Philadelphia, Pennsylvania  19106         805 Third Avenue
Attn: Patricia Staiano, Esq.              New York, New York 10022
                                          Attn: Paul N. Silverstein, Esq.

Objections to confirmation of the Plan are governed by Bankruptcy Rule 9014 and orders of the Bankruptcy Court.

      C.    CONFIRMATION

            At the Confirmation Hearing, the Court will confirm the Plan only if all of the requirements of section 1129 of the Bankruptcy Code are met. Among the requirements for confirmation of a plan are that the plan is (i) accepted by all impaired classes of claims and equity interests or, if rejected by an impaired class, that the plan "does not discriminate unfairly" and is "fair and equitable" as to such class, (ii) feasible and (iii) in the "best interests" of creditors and stockholders that are impaired under the plan.

            1     ACCEPTANCE

            Classes 4, 5 and 6 of the Plan are impaired under the Plan. Class 6 is presumed to have rejected the Plan. Classes 1, 2 and 3 of the Plan are unimpaired and, therefore, are conclusively presumed to have voted to accept the Plan. Thus, only Classes 4 and 5 can vote to accept or reject the Plan. If Class 4 or 5 rejects the Plan, the Debtor reserves the right to amend the Plan in accordance with Article IX.C of the Plan or to seek nonconsensual confirmation of the Plan under section 1129(b) of the Bankruptcy Code, or both, with respect to Classes 4 and 5.

            2     UNFAIR DISCRIMINATION AND FAIR AND EQUITABLE TESTS

            To obtain nonconsensual confirmation of the Plan, it must be demonstrated to the Court that the Plan "does not discriminate unfairly" and is "fair and equitable" with respect to each impaired, nonaccepting Class. The Bankruptcy Code provides a non-exclusive definition of the phrase "fair and equitable." The Bankruptcy Code establishes "cram down" tests for unsecured creditors and equity holders, as follows:

                  (A) SECURED CREDITORS. Either (i) each impaired creditor retains its liens securing its secured claim and receives on account of its secured claim deferred cash payments having a present value equal to the amount of its allowed secured claim, (ii) each impaired secured creditor realizes the "indubitable equivalent" of its allowed secured claim or (iii) the property securing the claim is sold free and clear of liens with such liens to attach to the proceeds of the sale and the treatment of such liens on proceeds to be as provided in clause (i) or (ii) of this subparagraph.

                  (B) UNSECURED CREDITORS. Either (i) each impaired unsecured creditor receives or retains under the plan property of a value equal to the amount of its allowed claim or (ii) the holders of claims and interests that are junior to the claims of the dissenting class will not receive any property under the plan.

                  (C) EQUITY INTERESTS. Either (i) each holder of an equity interest will receive or retain under the plan property of a value equal to the greatest of the fixed liquidation preference to which such holder is entitled, the fixed redemption price to which such holder is entitled or the value of its interest or (ii) the holder of an interest that is junior to the nonaccepting class will not receive or retain any property under the plan.

            3     FEASIBILITY

            The Bankruptcy Code permits a plan to be confirmed if it is not likely to be followed by liquidation or the need for further financial reorganization. For purposes of determining whether the Plan meets this requirement, the Debtor has analyzed its ability to meet its obligations under the Plan. As part of this analysis, the Debtor has prepared projections of its financial performance for the five fiscal year period ending January 31, 2005 (the "PROJECTION PERIOD"). These projections, and the assumptions on which they are based, are included in the Projected Financial Information, annexed hereto as Exhibit D. Based upon such projections, the Debtor believes that it will be able to make all distributions required pursuant to the Plan and, therefore, that confirmation of the Plan is not likely to be followed by liquidation or the need for further reorganization.

            The financial information and projections appended to the Disclosure Statement include for the Projection Period:

            o Pro-forma Reorganized Loehmann's balance sheet at October 1, 2000, including all reorganization and fresh-start adjustments.

            o Projected balance sheets for fiscal years ending in 2001, 2002, 2003, 2004 and 2005.

            o Projected income statements for fiscal years ending in 2001, 2002, 2003, 2004 and 2005.

            o Projected statements of cash flow for the fiscal years ending in 2001, 2002, 2003, 2004 and 2005.

            The pro forma financial information and the projections are based on the assumption that the Plan will be confirmed by the Court and, for projection purposes, that the Effective Date under the Plan will occur on October 1, 2000. Although the projections and information are based upon a October 1, 2000 Effective Date, the Debtor believes that an actual Effective Date in the third quarter of fiscal year 2000 would not have any material effect on the projections.

            The Debtor has prepared these financial projections based upon certain assumptions that it believes to be reasonable under the circumstances. Those assumptions considered to be significant are described in the financial projections, which are annexed hereto as Exhibit D. The financial projections have not been examined or compiled by independent accountants. The Debtor makes no representation as to the accuracy of the projections or their ability to achieve the projected results. Many of the assumptions on which the projections are based are subject to significant uncertainties. Inevitably, some assumptions will not materialize and unanticipated events and circumstances may affect the actual financial results. Therefore, the actual results achieved throughout the Projection Period may vary from the projected results and the variations may be material. All holders of Claims that are entitled to vote to accept or reject the Plan are urged to examine carefully all of the assumptions on which the financial projections are based in evaluating the Plan.

            4     BEST INTERESTS TEST

            With respect to each impaired Class of Claims and Equity Interests, confirmation of the Plan requires that each holder of an Allowed Claim or Equity Interest either (i) accept the Plan or (ii) receive or retain under the Plan property of a value, as of the Effective Date, that is not less than the value such holder would receive or retain if the Debtor was liquidated under chapter 7 of the Bankruptcy Code. To determine what holders of Claims and Equity Interests of each impaired Class would receive if the Debtor was liquidated under chapter 7, the Bankruptcy Court must determine the dollar amount that would be generated from the liquidation of the Debtor's assets and properties in the context of a chapter 7 liquidation case. The Cash amount that would be available for satisfaction of Claims and Equity Interests would consist of the proceeds resulting from the disposition of the unencumbered assets and properties of the Debtor, augmented by the unencumbered Cash held by the Debtor at the time of the commencement of the liquidation case. Such Cash amount would be reduced by the amount of the costs and expenses of the liquidation and by such additional administrative and priority claims that might result from the termination of the Debtor's business and the use of chapter 7 for the purposes of liquidation.

            The Debtor's costs of liquidation under chapter 7 would include the fees payable to a chapter 7 trustee, as well as those fees that might be payable to attorneys and other professionals that such a trustee might engage. In addition, claims would arise by reason of the breach or rejection of obligations incurred and leases and executory contracts assumed or entered into by the Debtor during the pendency of the Chapter 11 Case. The foregoing types of claims and other claims that might arise in a liquidation case or result from the pending Chapter 11 Case, including any unpaid expenses incurred by the Debtor and the Creditors Committee during the Chapter 11 Case such as compensation for attorneys, financial advisors and accountants, would be paid in full from the liquidation proceeds before the balance of those proceeds would be made available to pay prepetition Claims.

            To determine if the Plan is in the best interests of each impaired class, the present value of the distributions from the proceeds of a liquidation of the Debtor's unencumbered assets and properties, after subtracting the amounts attributable to the foregoing claims, are then compared with the value of the property offered to such Classes of Claims and Equity Interests under the Plan.

            After considering the effects that a chapter 7 liquidation would have on the ultimate proceeds available for distribution to creditors in the Chapter 11 Case, including (i) the increased costs and expenses of a liquidation under chapter 7 arising from fees payable to a trustee in bankruptcy and professional advisors to such trustee,


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

(ii) the erosion in value of assets in a chapter 7 case in the context of the expeditious liquidation required under chapter 7 and the "forced sale" atmosphere that would prevail and (iii) the substantial increases in Claims which would be satisfied on a priority basis or on parity with creditors in the Chapter 11 Case, the Debtor has determined that confirmation of the Plan will provide each holder of an Allowed Claim or Equity Interest with a recovery that is not less than such holder would receive pursuant to liquidation of the Debtor under chapter 7.

            The Debtor also believes that the value of any distributions to each class of Allowed Claims in a chapter 7 case, including all Secured Claims, would be less than the value of distributions under the Plan because such distributions in a chapter 7 case would not occur for a substantial period of time. It is likely that distribution of the proceeds of the liquidation could be delayed for two years after the completion of such liquidation in order to resolve Claims and prepare for distributions. In the likely event litigation were necessary to resolve Claims asserted in the chapter 7 case, the delay could be prolonged.

            The Debtor's Liquidation Analysis is attached hereto as Exhibit E. The information set forth in Exhibit E provides a summary of the liquidation values of the Debtor's assets, assuming a chapter 7 liquidation in which a trustee appointed by the Bankruptcy Court would liquidate the assets of the Debtor's estate. Reference should be made to the Liquidation Analysis for a complete discussion and presentation of the Liquidation Analysis. The Liquidation Analysis was prepared by the Debtor with the assistance of Blackstone.

            Underlying the Liquidation Analysis are a number of estimates and assumptions that, although developed and considered reasonable by management, are inherently subject to significant economic and competitive uncertainties and contingencies beyond the control of the Debtor and its management. The Liquidation Analysis is also based on assumptions with regard to liquidation decisions that are subject to change. Accordingly, the values reflected might not be realized if the Debtor was, in fact, to undergo such a liquidation. The chapter 7 liquidation period is assumed to be a period of more than one year, allowing for, among other things, the (i) discontinuation of operations, (ii) selling of assets and (iii) collection of receivables.

                                      XII.

                            EFFECTIVENESS OF THE PLAN

      A.    CONDITIONS PRECEDENT TO EFFECTIVENESS

            The Plan shall not become effective unless and until it has been confirmed and the following conditions have been satisfied in full or waived pursuant to Article XII.B thereof: (1) the Confirmation Order in a form satisfactory to the


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

Debtor, the Creditors Committee and the Informal Noteholders Committee shall have become a Final Order; (2) the Amended Certificate of Incorporation shall have been properly filed with the Secretary of State of the State of Delaware;
(3) the Loehmann's Holdings Certificate of Incorporation shall have been properly filed with the Secretary of State of the State of Delaware; (4) all authorizations, consents and regulatory approvals required (if any) for the Plan's effectiveness shall have been obtained; and (5) and on the Effective Date, the Reorganized Debtor has entered into a senior secured New Credit Facility, on terms acceptable to the Creditors Committee and the Informal Noteholders Committee.

      B.    WAIVER OF CONDITIONS

            The Debtor may waive any or all of the other conditions set forth in
Article XII.A of the Plan, with the prior consent of the Creditors Committee and the Informal Noteholders Committee, without leave of or order of the Court and without any formal action.

      C.    EFFECT OF FAILURE OF CONDITIONS

            In the event that the Effective Date does not occur on or before one hundred twenty (120) days after the Confirmation Date, upon notification submitted by the Debtor to the Court: (a) the Confirmation Order shall be vacated, (b) no distributions under the Plan shall be made, (c) the Debtor and all holders of Claims and Equity Interests shall be restored to the STATUS QUO ANTE as of the day immediately preceding the Confirmation Date as though the Confirmation Date had never occurred, and (d) the Debtor's obligations with respect to the Claims and Equity Interests shall remain unchanged and nothing contained in the Plan shall constitute or be deemed a waiver or release of any Claims or Equity Interests by or against the Debtor or any other person or to prejudice in any manner the rights of the Debtor or any person in any further proceedings involving the Debtor.

      D.    VACATUR OF PLAN

            If an order denying confirmation of the Plan is entered, then the Plan shall be null and void in all respects, and nothing contained in the Plan shall (a) constitute a waiver or release of any Claims against or Equity Interests in the Debtor; (b) prejudice in any manner the rights of the holder of any Claim against, or Equity Interest in, the Debtor; (c) prejudice in any manner any right, remedy or claim of the Debtor; or (d) be deemed an admission against interest by the Debtor.


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

                                      XIII.

                             SECURITIES LAWS MATTERS

            No registration statement will be filed under the Securities Act of 1933, as amended (the "SECURITIES ACT"), or any state securities laws with respect to the offer and distribution under the Plan of New Common Stock and New Senior Notes (the "PLAN SECURITIES"). The Debtor believes that the provisions of section 1145(a)(1) exempt the offer and distribution of the Plan Securities to the Debtor's creditors from federal and state securities registration requirements.

      A.    BANKRUPTCY CODE EXEMPTIONS FROM
            REGISTRATION REQUIREMENTS

            1     INITIAL OFFER AND SALE OF PLAN SECURITIES

            Section 1145(a)(1) of the Bankruptcy Code exempts the offer and sale of securities under a plan of reorganization from registration under the Securities Act and state laws if three principal requirements are satisfied: (i) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, of an affiliate participating in a joint plan with the debtor or of a successor to the debtor under the plan; (ii) the recipients of the securities must each hold a prepetition or administrative expense claim against the debtor or an interest in the debtor; and (iii) the securities must be issued entirely in exchange for the recipient's claim against or interest in the debtor, or principally in such exchange and partly for cash or property. Loehmann's believes that the offer and sale of the Plan Securities under the Plan satisfy the requirements of section 1145(a)(1) of the Bankruptcy Code and are, therefore, exempt from registration under the Securities Act and state securities laws.

            2     SUBSEQUENT TRANSFERS OF PLAN SECURITIES

            In general, all resales and subsequent transactions in the New Common Stock and New Senior Notes distributed under the Plan will be exempt from registration under the Securities Act pursuant to section 4(1) of the Securities Act, unless the holder thereof is deemed to be an "underwriter" with respect to such securities, an "affiliate" of the issuer of such securities or a "dealer."
Section 1145(b) of the Bankruptcy Code defines four types of "underwriters":

            (i) persons who purchase a claim against, an interest in or a claim for administrative expense against the debtor with a view to distributing any security received in exchange for such a claim or interest ("accumulators");

            (ii) persons who offer to sell securities offered under a plan for the holders of such securities ("distributors");


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

            (iii) persons who offer to buy securities from the holders of such securities, if the offer to buy is (a) with a view to distributing such securities and (b) made under a distribution agreement; and

            (iv) a person who is an "issuer" with respect to the securities, as the term "issuer" is defined in section 2(11) of the Securities Act.

Under section 2(11) of the Securities Act, an "issuer" includes any "affiliate" of the issuer, which means any person directly or indirectly through one or more intermediaries controlling, controlled by or under common control with the issuer. Under section 2(12) of the Securities Act, a "dealer" is any person who engages either for all or part of his or her time, directly or indirectly, as agent, broker or principal, in the business of offering, buying, selling or otherwise dealing or trading in securities issued by another person. Whether or not any particular person would be deemed to be an "underwriter" or an "affiliate" with respect to any Plan Security or to be a "dealer" would depend upon various facts and circumstances applicable to that person. Accordingly, Loehmann's expresses no view as to whether any person would be an "underwriter" or an "affiliate" with respect to any Plan Security or would be a "dealer." Because certain holders of large amounts of Senior Notes (who will receive New Common Stock) may be considered "affiliates" of Loehmann's Holdings, the Plan provides that Loehmann's Holdings will enter into a Registration Rights Agreement with such holders to register under the Securities Act resale of the Plan Securities to be received by such holders. SEE, "Securities Law Matters -- Registration Rights."

            The SEC has taken the position that resales by accumulators and distributors of securities distributed under a plan of reorganization who are not affiliates of the issuer of such securities are exempt from registration under the Securities Act if effected in "ordinary trading transactions." The staff of the SEC has indicated in this context that a transaction by such non-affiliates may be considered an "ordinary trading transaction" if it is made on an exchange or in the over-the-counter market and does not involve any of the following factors:

            (i) (a) concerted action by the recipients of securities issued under a plan in connection with the sale of such securities or
                  (b) concerted action by distributors on behalf of one or more such recipients in connection with such sales;

            (ii) the use of informational documents concerning the offering of the securities prepared or used to assist in the resale of such securities, other than a bankruptcy court-approved disclosure statement and supplements thereto, and documents filed with the SEC pursuant to the Exchange Act; or

            (iii) the payment of special compensation to brokers and dealers in connection with the sale of such securities designed as a special incentive to the resale of such securities (other than the compensation that would be paid pursuant to arm's-length negotiations between a seller and a broker or dealer, each acting unilaterally, not greater than the compensation that would be paid for a routine similar-sized sale of similar securities of a similar issuer).

THE VIEWS OF THE SEC ON THE MATTER HAVE NOT, HOWEVER, BEEN SOUGHT BY LOEHMANN'S AND, THEREFORE, NO ASSURANCE CAN BE GIVEN REGARDING THE PROPER APPLICATION OF THE "ORDINARY TRADING TRANSACTION" EXEMPTION DESCRIBED ABOVE. ANY PERSON INTENDING TO RELY ON SUCH EXEMPTION IS URGED TO CONSULT HIS OR HER COUNSEL AS TO THE APPLICABILITY THEREOF TO HIS OR HER CIRCUMSTANCES.

            Securities Act Rule 144 provides an exemption from registration under the Securities Act for certain limited public resales of unrestricted securities by "affiliates" of the issuer of such securities. Rule 144 allows a holder of unrestricted securities that is an affiliate of the issuer of such securities to sell, without registration, within any three-month period a number of shares of such unrestricted securities that does not exceed the greater of one percent (1%) of the number of outstanding securities in question or the average weekly trading volume in the securities in question during the four calendar weeks preceding the date on which notice of such sale was filed pursuant to Rule 144, subject to the satisfaction of certain other requirements of Rule 144 regarding the manner of sale, notice requirements and the availability of current public information regarding the issuer. Loehmann's believes that, pursuant to section 1145(c) of the Bankruptcy Code, the Plan Securities will be unrestricted for purposes of Rule 144.

            GIVEN THE COMPLEX NATURE OF THE QUESTION OF WHETHER A PARTICULAR PERSON MAY BE AN UNDERWRITER, THE DEBTOR MAKES NO REPRESENTATIONS CONCERNING THE RIGHT OF ANY PERSON TO TRADE IN THE PLAN SECURITIES. THE DEBTOR RECOMMENDS THAT HOLDERS OF CLAIMS CONSULT THEIR OWN COUNSEL CONCERNING WHETHER THEY MAY FREELY TRADE SUCH SECURITIES.

            State securities laws generally provide registration exemptions for subsequent transfers by a bona-fide owner for his or her own account and subsequent transfers to institutional or accredited investors. Such exemptions are generally expected to be available for subsequent transfers of New Common Stock and New Senior Notes.

            3     CERTAIN TRANSACTIONS BY STOCKBROKERS

            Under section 1145(a)(4) of the Bankruptcy Code, stockbrokers effecting transactions in the New Common Stock or New Senior Notes prior to the expiration of 40 days after the Confirmation Date are required to deliver to the purchaser of such securities a copy of this Disclosure Statement (and supplements hereto, if any, if ordered by the Court) at or before the time of delivery of such securities to such purchaser. In connection with prior cases under the Bankruptcy Code, the staff of the SEC has taken so-called "no-action" positions with respect to noncompliance by stockbrokers with such requirement in circumstances in which the debtor was, and the reorganized debtor was to continue to be, subject to and in compliance with the periodic reporting requirements of the Exchange Act. Loehmann's was and will continue to be subject to the periodic reporting requirements of the Exchange Act. THE VIEWS OF THE SEC ON THE MATTER HAVE NOT, HOWEVER, BEEN SOUGHT BY LOEHMANN'S AND, THEREFORE, NO ASSURANCE CAN BE GIVEN REGARDING THE POSSIBLE CONSEQUENCES OF NONCOMPLIANCE BY STOCKBROKERS WITH THE DISCLOSURE STATEMENT DELIVERY REQUIREMENTS OF SECTION 1145(A)(4). STOCKBROKERS ARE URGED TO CONSULT THEIR OWN COUNSEL WITH RESPECT TO SUCH REQUIREMENTS.

      B.    REGISTRATION RIGHTS

            Pursuant to the Plan, Loehmann's Holdings will enter into a Registration Rights Agreement with certain entities (i.e., the Initial Holders) providing for the registration of the New Common Stock and the New Senior Notes under the Plan. Only entities entitled to receive distributions pursuant to the Plan of New Common Stock representing at least 10% of the aggregate New Common Stock issuable pursuant to the Plan (collectively, "ELIGIBLE SECURITY HOLDERS") will be entitled to enter into the Registration Rights Agreement. The Debtor is unable to predict how many holders of Senior Notes, if any, will be Eligible Security Holders entitled to registration rights. Under the Registration Rights Agreement, to be effective within 90 days after the Effective Date and ending two years therefrom, Loehmann's Holdings will be required, subject to certain black-out periods, to maintain for two years an effective "shelf" registration statement covering the resale by the Eligible Security Holders under the Securities Act of the shares of New Common Stock or New Senior Notes, as the case may be, received by such Eligible Security Holders under the Plan.

LOEHMANN'S DOES NOT PRESENTLY INTEND TO SUBMIT ANY NO-ACTION OR INTERPRETATIVE REQUESTS TO THE COMMISSION WITH RESPECT TO ANY SECURITIES LAWS MATTERS DISCUSSED HEREIN.


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

                                      XIV.

                              FINANCIAL INFORMATION

      A.    FINANCIAL STATEMENTS

            The audited consolidated balance sheets of the Debtor for the fiscal year ended January 29, 2000 and the related consolidated statements of operations, cash flows and shareholders' equity (deficit) for the 3 years ended January 29, 2000, are contained in "Financial Statements" in the Annual Report on Form 10-K, a copy of which is annexed as Exhibit C to this Disclosure Statement and the full text of which is incorporated herein by reference. This financial information is provided to permit the holders of Claims and Equity Interests to better understand the Debtor's historical business performance and the impact of the Chapter 11 Case on the Debtor's business. During the Chapter 11 Case, the Debtor is required to file monthly operating reports with the Court. Such financial information is on file with the Court and available to the public for review.

      B.    MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
            CONDITION AND RESULTS OF OPERATIONS

            For a detailed discussion by management of the Debtor's financial condition, most recent results of operations, liquidity, and capital resources, see Item 7 -- "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Annual Report on Form 10-K and the Form 10-Q for the quarter ended on April 29, 2000, annexed as Exhibits C and F, respectively, to this Disclosure Statement.

      C.    RECENT PERFORMANCE

            See the Annual Report on Form 10-K for the fiscal year ended January 29, 2000 and the Form 10-Q for the quarter ended on April 29, 2000 annexed as Exhibits C and F, respectively, to this Disclosure Statement.

                                       XV.

                        ALTERNATIVES TO CONFIRMATION AND
                            CONSUMMATION OF THE PLAN

            If the Plan is not confirmed and consummated, the alternatives to the Plan include (i) liquidation of the Debtor under chapter 7 of the Bankruptcy Code and (ii) an alternative plan of reorganization.


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

      A.    LIQUIDATION UNDER CHAPTER 7

            If no plan is confirmed, the Chapter 11 Case may be converted to a case under chapter 7 of the Bankruptcy Code, pursuant to which a trustee would be elected to liquidate the Debtor's assets for distribution in accordance with the priorities established by chapter 7. A discussion of the effects that a chapter 7 liquidation would have on the recoveries of holders of Claims and Equity Interests and the Debtor's liquidation analysis are set forth herein. The Debtor believes that liquidation under chapter 7 would result in smaller distributions being made to creditors than those provided for in the Plan because (a) the Debtor's assets would have to be sold or otherwise disposed of in a forced sale situation over a short period of time, (b) additional administrative expenses would be involved in the appointment of a trustee, and
(c) additional expenses and claims, some of which would be entitled to priority, would be generated during the liquidation and from the rejection of leases and other executory contracts in connection with a cessation of the Debtor's operations.

      B.    ALTERNATIVE PLAN OF REORGANIZATION

            If the Plan is not confirmed, the Debtor (or if the Debtor's exclusive period in which to file a plan of reorganization has expired, any other party in interest) could attempt to formulate a different plan. Such a plan might involve either a reorganization and continuation of the Debtor's business or an orderly liquidation of its assets. With respect to an alternative plan, the Debtor has explored various alternatives in connection with the formulation and development of the Plan. The Debtor believes that the Plan, as described herein, enables creditors to realize the most value under the circumstances. In a liquidation under chapter 11, the Debtor's assets would be sold in an orderly fashion over a more extended period of time than in a liquidation under chapter 7, possibly resulting in somewhat greater (but indeterminate) recoveries than would be obtained in chapter 7. Further, if a trustee were not appointed, because such appointment is not required in a chapter 11 case, the expenses for professional fees would most likely be lower than those incurred in a chapter 7 case. Although preferable to a chapter 7 liquidation, the Debtor believes that any alternative liquidation under chapter 11 is a much less attractive alternative to creditors than the Plan because of the greater returns provided by the Plan.

                                      XVI.

               CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN

            The following discussion summarizes certain federal income tax consequences of the implementation of the Plan to holders of Senior Notes and to the Debtor. It does not address the federal income tax consequences to holders whose secured or priority Claims are entitled to reinstatement or payment in full in cash under the Plan.


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

            The following summary is based on the Internal Revenue Code of 1986, as amended (the "TAX CODE"), Treasury regulations promulgated and proposed thereunder, judicial decisions, and published administrative rules and pronouncements of the IRS in effect on the date hereof. Changes in, or new interpretations of, such rules may have retroactive effect and could significantly affect the federal income tax consequences described below.

            The federal income tax consequences of the Plan are complex and are subject to uncertainties. The Debtor has not requested a ruling from the IRS or an opinion of counsel with respect to any of the tax aspects of the Plan. Thus, no assurance can be given as to the interpretation that the IRS will adopt. In addition, this summary does not address foreign, state or local tax consequences of the Plan, and it does not purport to address the federal income tax consequences of the Plan to special classes of taxpayer (such as foreign taxpayers, broker-dealers, banks, mutual funds, insurance companies, financial institutions, small business investment companies, regulated investment companies, tax-exempt organizations and investors in pass-through entities).

            ACCORDINGLY, THE FOLLOWING SUMMARY OF CERTAIN FEDERAL INCOME TAX CONSEQUENCES IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING AND ADVICE BASED UPON THE INDIVIDUAL CIRCUMSTANCES OF A HOLDER OF A CLAIM. EACH HOLDER OF A CLAIM IS URGED TO CONSULT ITS OWN TAX ADVISOR FOR THE FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES APPLICABLE UNDER THE PLAN.

      A.    CONSEQUENCES TO CREDITORS

            1     TAX SECURITIES

            The federal income tax consequences of the Plan may vary depending upon, among other things, whether a holder's Claim being exchanged constitutes a "security" of the Debtor for federal income tax purposes (a "TAX SECURITY"). The term "security" is not defined in the Tax Code but is generally understood to include stock, rights to purchase stock, and debt instruments with a maturity more than 10 years from the date of issuance, although the determination whether a particular claim or debt constitutes a Tax Security depends upon an overall evaluation of the nature of the claim or debt. An instrument with an original term of as little as 5 years may qualify. Under these principles, the New Common Stock will be characterized as Tax Securities and it is likely that the Senior Notes and New Senior Notes will be characterized as Tax Securities. However, each holder should consult its tax advisor regarding the tax status of its Claim or Claims.

            The Tax Security issue arises because the Tax Code's corporate reorganization provisions generally provide that a holder recognizes no gain or loss upon exchanging an issuer's Tax Securities for other Tax Securities of such issuer (except that consideration received for a claim for accrued but unpaid interest must be included as current income). By contrast, a holder will recognize gain upon exchanging (i) an issuer's obligations that are not Tax Securities for Tax Securities of such issuer, or (ii) an issuer's Tax Securities for obligations of such issuer that are not Tax Securities. See also subsection
A.3 below ("Consequences to Creditors--Claims or Consideration Not Constituting Tax Securities").

            To the extent a Claim holder's receipt of the New Common Stock or New Senior Notes is attributable to accrued interest, the exchanging holder will recognize current income.

            2     CLAIMS AND CONSIDERATION CONSTITUTING TAX SECURITIES

            In general, each holder of a Claim that constitutes a Tax Security will not recognize any gain or loss upon implementation of the Plan, but may recognize gain (computed as described below in Section A.3), to the extent of any consideration other than Tax Securities issued by the Debtor in satisfaction of its Claim. The character of any such gain or loss would be determined in accordance with the principles discussed below in subsection A.3. See also Section C below ("Additional Tax Considerations for All Holders of Claims").

            A holder's tax basis in New Senior Notes and New Common Stock received in satisfaction of a Claim represented by a Tax Security of the Debtor will be such holder's adjusted tax basis in such Claim, decreased by the sum of the cash and the fair market value of any notes received that are not Tax Securities, and increased by any gain recognized by such holder on the exchange. A holder that receives Tax Securities of the Debtor and whose exchanged Claim constitutes a Tax Security must apportion its adjusted tax basis in such Claim (decreased by any Cash received and the fair market value of any obligations received that are not Tax Securities, and increased by any gain recognized) between the New Senior Notes and/or the New Common Stock it receives in accordance with their relative fair market values.

            If a holder of a Claim constituting a Tax Security receives Debtor's obligations that are Tax Securities, such holder may have a tax basis in the new obligations that exceeds the stated principal amount of such obligations. In such case, the excess basis may be the subject of annual deductions to the holder under the bond premium amortization rules of the Tax Code, or the holder may be entitled to exclude from income all or a portion of any original issue discount income on the obligations. See the discussion of the OID rules in subsection A.4 below ("Consequences to Creditors -- Application of OID Rules").

            A holder's holding period for New Senior Notes and New Common Stock received in exchange for the Debtor's Tax Securities will include such holder's holding period for the obligations so exchanged, except to the extent the New Senior

Notes or New Common Stock were issued in respect of such holder's Claim for accrued interest. A holder's holding period for New Senior Notes or New Common Stock issued in respect of its Claim for accrued interest (or in respect of which the holder is otherwise required to recognize gain) will begin on the day after their issuance.

            3     CLAIMS OR CONSIDERATION NOT CONSTITUTING TAX SECURITIES

            If any of the Senior Notes, the New Senior Notes or the New Common Stock were not treated as Tax Securities, all or a portion of the exchange of
(i) Senior Notes for New Senior Notes, or (ii) Senior Notes for New Common Stock, would constitute a taxable event in which a holder of Senior Notes would generally recognize gain or loss in an amount equal to the difference between
(a) the "amount realized," I.E., the cash and/or aggregate fair market value of all property received by the Claim holder in exchange for its Claim (other than a Claim for interest), and (b) its adjusted basis in the exchanged debt instruments (exclusive of any basis attributable to accrued interest).

            If the Senior Notes were characterized as Tax Securities but the New Senior Notes were not, a holder of Senior Notes would recognize gain upon receipt of New Senior Notes equal to the lesser of (a) the fair market value of such New Senior Notes received in exchange for its Senior Notes, and (b) the total gain realized in the exchange, which amount would equal the difference between the Senior Note holder's tax basis in its Senior Note and the aggregate fair market value of the New Senior Notes and New Common Stock received in the exchange.

            The character of any gain or loss recognized as long-term or short-term capital gain or loss or as ordinary income or loss will be determined by a number of factors, including the tax status of the holder, whether the claim constitutes a capital asset in the hand of the holder, whether the claim has been held for more than twelve months, whether the claim was purchased at a discount (in which case the market discount rules of the Tax Code may apply to recharacterize a portion of any gain as ordinary income), and whether and to what extent the holder has previously claimed a bad debt deduction in respect of such Claim. Also in this regard, Tax Code section 582(c) provides that the sale or exchange of a bond, debenture, note, certificate, or other evidence of indebtedness by certain financial institutions will be considered the sale or exchange of a non-capital asset. Accordingly, any gain or loss recognized by such financial institutions as a result of the implementation of the Plan will be ordinary gain or loss, regardless of the nature of their claims. See also Section C below ("Additional Tax Considerations for All Holders of Claims").

            A holder's tax basis in any New Senior Notes or New Common Stock received in a taxable exchange will be the fair market value thereof included in the holder's amount realized on the exchange. The holding period for the New Senior Notes or New Common Stock so received will begin on the day following the exchange.

            4     APPLICATION OF OID RULES

            Under the Tax Code, a holder of a debt instrument that has original issue discount ("OID") must include a portion of the OID in gross income in each taxable year or portion thereof in which the holder holds the debt instrument, even if the holder has not received a cash payment in respect of such OID. In general, OID is equal to the excess of (i) an instrument's "stated redemption price at maturity" over (ii) its "issue price."

            The "issue price" of a debt instrument issued for property (such as an outstanding debt instrument) depends upon the circumstances surrounding its issuance. The issue price of a debt instrument that is publicly traded is generally the fair market value of the debt instrument when issued. The fair market value is generally determined from the price at which such debt instrument trades on the first day after issuance. If the new debt instrument is not publicly traded and is issued for property (such as an outstanding debt instrument) that is publicly traded, then the issue price is generally determined from the price at which such property trades on the issue date. Although the matter is not free from doubt, the Debtor expects that the outstanding Senior Notes will constitute publicly traded property for purposes of applying the foregoing rules. Accordingly, the issue price of the New Senior Notes is expected to be their fair market value, as described above. Although the Debtor believes that such fair market value will be the face value of the New Senior Notes, their fair market value will be determined by the actual trading pries at the time the new Senior Notes are issued. If the New Senior Notes are issued at a discount from face value, they would have OID of at least the amount of such discount.

            The "stated redemption price at maturity" of a debt instrument is the sum of all payments to be made on such instrument, other than certain interest payments based on a fixed rate payable unconditionally at fixed periodic intervals of one year or less during the entire term of the instrument. Under the applicable regulations, payment on the New Senior Notes will not be treated as such qualified periodic interest payments. Accordingly, in all events, the New Senior Notes will have OID and each holder will be required to include a portion thereof in gross income for each taxable year even if the holder receives no payments during that year or only receives payment in the form of additional New Senior Notes. However, the precise amount and timing of inclusions will depend on a number of factors, including whether the New Senior Notes are treated as issued at a discount or at par and accordingly will not be determinable until the New Senior Notes are issued. The Debtor will furnish annually to the Internal Revenue Service (other than with respect to certain exempt holders) and to holders of New Senior Notes information with respect to the OID accruing while such New Senior Notes are held by such holders.

            Treasury regulations provide that a holder acquiring a debt instrument in a reorganization exchange may exclude all of the OID on such debt instrument from such holder's taxable income if it is acquired at a "premium" (i.e., if the adjusted tax basis in the acquired debt instrument exceeds the sum of all payments due on the instrument after the acquisition date, less certain stated interest) and may excluded a part of the OID on such debt instrument from such holder's taxable income if it is acquired at an "acquisition premium" (i.e., if the adjusted tax basis in the acquired debt instrument exceeds its adjusted issue price).

      B.    CONSEQUENCES TO THE DEBTOR

            The Debtor has reported for federal income tax purposes substantial consolidated net operating loss ("NOL") carryforwards. In addition, the Debtor has substantial tax basis in its assets. As discussed below, certain tax attributes of the Debtor, such as NOLs and tax basis, will be subject to reduction and limitation as a result of implementing the Plan.

            1     CANCELLATION OF DEBT

            In general, the Tax Code provides that a debtor in a bankruptcy case does not include cancellation of debt ("COD") income in its gross income, but rather must reduce its tax attributes, to the extent it has such attributes to reduce, by the amount of COD that otherwise would have been recognized. The amount of COD is the amount by which the indebtedness discharged exceeds the consideration for which it is exchanged. A debtor's tax attributes are generally reduced in the following order until COD is exhausted: NOLs, general business credits, alternative minimum tax credits, capital losses, the tax basis of its assets, passive activity losses, credits and foreign tax credits. Losses (and tax credits) are reduced only after the debtor's tax liability for the current year is determined (with, in each case, current-year losses being reduced before any carryforwards from prior years), and tax basis is reduced as of the first day of the succeeding year. A debtor's tax basis in its assets will not be reduced below the amount of its liabilities (as defined) outstanding immediately after the COD is recognized. Any COD remaining after exhausting available tax attributes is simply forgiven.

            As a result of the reduction of the Debtor's indebtedness pursuant to the Plan, the Debtor will suffer attribute reduction. The Debtor believes it will have significant COD. The extent of resulting attribute reduction to the Debtor will depend, however, primarily upon the amount of its liabilities outstanding on the Effective Date. The attribute reduction is expected to eliminate NOL carryforwards that otherwise might be available to the Debtor and some of the tax basis of the Debtor's long-term assets. This will reduce the amount of tax depreciation and amortization that the Debtor will be able to utilize on its tax returns starting in the fiscal year ending February 3, 2001, and therefore potentially may increase taxes due in future tax periods.

            2     APPLICABLE HIGH-YIELD DISCOUNT OBLIGATIONS

            If the yield to maturity of the New Senior Notes (as determined for U.S. federal income tax purposes) exceeds the "applicable federal rate" ("AFR") plus

500 basis points, the New Senior Notes will be subject to the applicable high-yield discount obligation ("AHYDO") of the Code. The AFR will be determined according to the month in which the New Senor Notes are issued. The yield to maturity of the New Senior Notes is expected to exceed the appropriate AFR for the month of issue plus 500 basis points. In such case, under the AHYDO rules the Debtor's deductions with respect to OID will be suspended until such amounts are actually paid, and the "disqualified portion" of such OID (defined as the portion that is attributable to the yield on such New Senior Notes in excess of the AFR plus 600 basis points), if any, will be permanently nondeductible. The AHYDO rules generally do not affect the amount, timing or character of a holder's income. However, domestic corporate holders of New Senior Notes may be eligible for a dividends-received deduction with respect to their inclusion in income of the "disqualified portion" if such amount, if paid with respect to stock, would have constituted a dividend for U.S. federal income tax purposes. The availability of a dividends-received deduction is subject to a number of complex limitations.

            3     ALTERNATIVE MINIMUM TAX

            In general, an alternative minimum tax ("AMT") is imposed on a corporation's alternative minimum taxable income ("AMTI") at a 20-percent rate to the extent such tax exceeds the corporation's regular federal income tax. For purposes of computing AMTI, certain tax deductions and other beneficial allowances are modified or eliminated. In particular, even though a corporation otherwise might be able to offset all its taxable income for regular tax purposes by available NOL carryforwards, only 90 percent of AMTI may be offset by available NOL carryforwards (as computed for AMT purposes). Any AMT a corporation pays will generally be allowed as a nonrefundable credit against its regular federal income tax liability in future taxable years when the corporation is no longer subject to AMT.

      C.    ADDITIONAL TAX CONSIDERATIONS FOR ALL CLAIM HOLDERS

            1     DISTRIBUTIONS IN DISCHARGE OF ACCRUED INTEREST

            A Claim holder that receives stock or other property in discharge of a Claim for interest accrued during the period the holder owned such Claim and not previously included in such holder's income will be required to recognize ordinary income equal to the fair market value of the New Senior Notes and/or New Common Stock received in respect of such Claim. A holder generally will recognize a deductible loss (or, possibly, a write-off against a reserve for bad debts) to the extent any accrued interest claimed was previously included in its gross income and is not paid in full by the Debtor. The tax basis of any New Senior Notes and/or New Common Stock received in exchange for Claims for accrued interest will be the fair market value of the New Common Stock on the day of the exchange or issue price of the New Senior Notes, as the case may be. The holding period for such New Senior Notes and New Common Stock will begin the day after the exchange.

            Under the Plan, distributions in respect of Allowed Claims will be allocated first to the stated principal amount of such Claims, with any excess allocated to interest. However, there can be no assurance that the IRS or the courts will respect the Plan allocation for federal income tax purposes.

            2     SUBSEQUENT SALE OF NEW SENIOR NOTES OR NEW
                  COMMON STOCK

            Any gain recognized by a holder upon a subsequent taxable disposition of New Senior Notes or New Common Stock received pursuant to the Plan in satisfaction of a Claim (or any stock or other property received for them in a later tax-free exchange) may be treated as ordinary income to the extent of (i) any bad debt deductions (or additions to a bad debt reserve) previously claimed with respect to its Claim and any ordinary loss deduction incurred upon satisfaction of its Claim, less any income (other than interest income) recognized by the holder upon satisfaction of its Claim, (ii) with respect to a cash-basis holder, any amounts that would have been included in its gross income if the holder's Claim had been satisfied in full but were not included by reason of the cash method of accounting, and (iii) any accrued market discount that is assigned to the New Senior Notes or New Common Stock as discussed in subsection XVI.C.3. ("Additional Tax Considerations for All Claim Holders--Market Discount").

            3     MARKET DISCOUNT

            The Treasury Department is expected to promulgate regulations that will provide that any accrued "market discount" not treated as ordinary income upon a tax-free exchange of market-discount bonds (generally, bonds acquired for less than their issue price) would carry over to any nonrecognition property received in the exchange. If such regulations are promulgated and applicable to the Plan, any accrued but unrecognized market discount on an exchanged Claim that constitutes a Tax Security would carry over to any New Senior Notes or New Common Stock received pursuant to the Plan. Any gain recognized by a holder upon a subsequent disposition of such New Senior Notes or New Common Stock also would be treated as ordinary income to the extent of any accrued market discount not previously included in such holder's income. Holders are urged to consult their tax advisors as to the application of the market discount rules.

            THE FOREGOING FEDERAL INCOME TAX SUMMARY HAS BEEN PROVIDED FOR INFORMATIONAL PURPOSES ONLY. ALL CREDITORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES OF THE PLAN.

                                      XVII.

                                   CONCLUSION

            The Debtor believes the Plan is in the best interests of all Creditors and Equity Holders and urges those entitled to vote to accept the Plan.

Dated: July 28, 2000

                              LOEHMANN'S, INC.


                              By: /s/ ROBERT GLASS
                                  -----------------------------------------
                                  Name: Robert Glass
                                  Title: President, Chief Operating Officer

                      EXHIBITS TO THE DISCLOSURE STATEMENT


A     PROPOSED PLAN OF REORGANIZATION

B     DISCLOSURE STATEMENT ORDER

C     ANNUAL REPORT ON FORM 10-K

D     FINANCIAL PROJECTIONS

E     LIQUIDATION ANALYSIS

F     QUARTERLY REPORT ON FORM 10-Q

G     RECOVERY ANALYSIS

                                   EXHIBIT A

                         UNITED STATES BANKRUPTCY COURT
                              DISTRICT OF DELAWARE


In re:                              )     Chapter 11
                                    )
LOEHMANN'S, INC.,                   )     Case No. 99-1138 (MFW)
                                    )
                  Debtor.           )

                      SECOND AMENDED PLAN OF REORGANIZATION
                   OF LOEHMANN'S, INC. UNDER CHAPTER 11 OF THE
                  BANKRUPTCY CODE AS MODIFIED ON JULY 28, 2000

                                        PAUL, WEISS, RIFKIND, WHARTON & GARRISON
                                        Alan W. Kornberg
                                        Jeffrey D. Saferstein
                                        Susan E. Welber
                                        1285 Avenue of the Americas
                                        New York, New York  10019-6064
                                        (212) 373-3000

                                                    -and-

                                        YOUNG CONAWAY STARGATT & TAYLOR, LLP
                                        James L. Patton, Jr.
                                        Pauline K. Morgan
                                        1110 N. Market Street
                                        P.O. Box 391
                                        Rodney Square North, 11th Floor
                                        Wilmington, Delaware 19801
                                        (302) 571-6600

                                        Attorneys for the Debtor

Dated: Wilmington, Delaware
       July 28, 2000

                                TABLE OF CONTENTS

                                                                       Page
                                                                       ----

I.    DEFINITIONS AND CONSTRUCTION OF TERMS...............................1
      A.  Definitions.....................................................1
      B.  Interpretation, Application of Definitions and Rules of
          Construction...................................................12

II.   CLASSIFICATION OF CLAIMS AND EQUITY INTERESTS......................13
      A.  Introduction...................................................13
          1.Unclassified Claims (not entitled to vote on the Plan).......13
          2.Unimpaired Classes of Claims (deemed to have accepted the
            Plan and, therefore, not entitled to vote on the Plan).......13
          3.Impaired Class of Claims (entitled to vote on the Plan)......14
          4.Impaired Class of Equity Interests (deemed to have rejected the Plan and, therefore, not entitled to vote on the Plan)...14

III.  TREATMENT OF ADMINISTRATIVE EXPENSE CLAIMS AND
      PRIORITY TAX CLAIMS................................................14
      A.  Administrative Claims..........................................14
      B.  Professional Compensation And Reimbursement Claims.............15
      C.  Priority Tax Claims............................................15

IV.   TREATMENT OF CLAIMS AND EQUITY INTERESTS...........................16
      A.  Class 1 - Other Priority Claims................................16
          1.Distributions................................................16
          2.Impairment and Voting........................................16
      B.  Class 2 - Other Secured Claims.................................16
          1.Distributions................................................16
          2.Impairment and Voting........................................16
      C.  Class 3 - DIP Financing Claims.................................17
          1.Distributions................................................17
          2.Impairment and Voting........................................17
      D.  Class 4 - Convenience Claims...................................17
          1.Distributions................................................17
          2.Impairment and Voting........................................17
          3.Election to be Treated as a Convenience Claim................17
      E.  Class 5 - General Unsecured Creditors..........................18
          1.Distributions................................................18
          2.Impairment and Voting........................................18
      F.  Class 6 - Equity Interests.....................................19
          1.Distributions................................................19
          2.Impairment and Voting........................................19

V.    PROVISIONS REGARDING CORPORATE GOVERNANCE AND
      MANAGEMENT OF LOEHMANN'S HOLDINGS AND
      THE REORGANIZED DEBTOR.............................................19

                                                                       Page
                                                                       ----

      A.  Formation of Holding Company...................................19
      B. Directors and Officers of Loehmann's Holdings and Reorganized Loehmann's; Amended Certificate of Incorporation and Amended
          By-Laws........................................................19
          1.Loehmann's Holdings..........................................19
          2.Reorganized Loehmann's.......................................20
      C.  Securities to Be Issued Pursuant to the Plan...................20
          1.New Common Stock.............................................20
          2.New Senior Notes.............................................21
      D.  Securities Laws Matters........................................21
      E.  Loehmann's Holdings Equity Incentive Plan......................21

VI.   MEANS OF IMPLEMENTATION, PROVISIONS REGARDING
      VOTING AND DISTRIBUTIONS UNDER THE PLAN
      AND TREATMENT OF DISPUTED, CONTINGENT AND
      UNLIQUIDATED ADMINISTRATIVE CLAIMS AND CLAIMS......................22
      A.  Voting of Claims...............................................22
      B.  Distributions..................................................22
          1.Method of Distributions Under the Plan.......................22
          2.Disputed General Unsecured Claims............................26
          3.Objections To And Resolution Of Administrative
            Claims and Claims; Administrative, Priority and Convenience
            Claims Reserve...............................................26
          4.Allowance of Disputed Administrative, Priority and
            Convenience Claims...........................................27
          5.Release of Shares and Notes from Disputed Claims
            Reserve......................................................27
          6.Allocation of Consideration..................................27
          7.Cancellation and Surrender of Existing Securities and
            Agreements...................................................28
      C.  Estimation.....................................................28
      D.  Administrative Claims of Indenture Trustee.....................28
      E.  Nonconsensual Confirmation.....................................29
      F.  The Amended Certificate of Incorporation, the Amended
          By-Laws and Other Implementation Documents.....................29

VII.  EFFECT OF CONFIRMATION OF THIS PLAN................................29
      A.  Continued Corporate Existence..................................29
      B.  Vesting of Assets..............................................29
      C.  Discharge of the Debtor........................................30
      D.  Injunction.....................................................30
      E.  Extinguishment of Causes of Action Under the Avoiding
          Power Provisions...............................................30
      F.  Votes Solicited in Good Faith..................................31

                                                                       Page
                                                                       ----

      G.  Administrative Claims Incurred after the Confirmation Date.....31
      H.  The Debtor's Release...........................................31
      I.  Exculpation, Release and Injunction of Released Parties........32
          1.Exculpation..................................................32
          2.Injunction...................................................32
          3.Limitation of Governmental Releases..........................32
      J.  Term of Bankruptcy Injunction or Stays.........................33
      K.  Preservation of Insurance......................................33
      L.  Officers' and Directors' Indemnification Rights and Insurance..33

VIII. RETENTION OF JURISDICTION..........................................33

IX.   MISCELLANEOUS PROVISIONS...........................................34
      A.  Payment of Statutory Fees......................................34
      B.  Dissolution of Creditors Committee.............................34
      C.  Modification of the Plan.......................................34
      D.  Governing Law..................................................35
      E.  Filing or Execution of Additional Documents....................35
      F.  Withholding and Reporting Requirements.........................35
      G.  Exemption From Transfer Taxes..................................35
      H.  Section 1145 Exemption.........................................35
      I.  Waiver of Federal Rule of Civil Procedure 62(a)................36
      J.  Headings.......................................................36
      K.  Exhibits/Schedules.............................................36
      L.  Notices........................................................36
      M.  Plan Supplement................................................36
      N.  Conflict.......................................................37
      O.  Setoff by the United States....................................37

X.    EXECUTORY CONTRACTS AND UNEXPIRED LEASES...........................37

XI.   BENEFIT PLANS......................................................38

XII.  EFFECTIVENESS OF THE PLAN..........................................38
      A.  Conditions Precedent to Effectiveness..........................38
      B.  Waiver of Conditions...........................................38
      C.  Effect of Failure of Conditions................................39
      D.  Vacatur of Confirmation Order..................................39

Exhibits to the Plan

A   -   Summary of Terms of New Senior Notes
B   -   Summary of Equity Incentive Plan

            Loehmann's, Inc. proposes the following second amended plan of reorganization, as modified on July 28, 2000, under section 1121(a) of the Bankruptcy Code.

                                       I.

                      DEFINITIONS AND CONSTRUCTION OF TERMS

            A. DEFINITIONS. Unless otherwise defined herein, or the context otherwise requires, the following terms shall have the respective meanings set forth below:

ADMINISTRATIVE CLAIM              means any right to payment constituting a cost
                                  or expense of administration of the Chapter 11
                                  Case of a kind specified under section 503(b) of the Bankruptcy Code and entitled to priority under section 507(a)(1), 507(b) or 1114(e)(2) of the Bankruptcy Code, including, without limitation, any actual and necessary costs and expenses of preserving the Debtor's estate, any actual and necessary costs and expenses of operating the Debtor's business, any indebtedness or obligations incurred or assumed by the Debtor in Possession in connection with the conduct of its business, including, without limitation, for the acquisition or lease of property or an interest in property or the rendition of services, all compensation and reimbursement of expenses to the extent awarded by the Court under sections 330, 331 or 503 of the Bankruptcy Code, and any fees or charges assessed against the Debtor's estate under section 1930 of chapter 123 of title 28 of the United States Code.

ADMINISTRATIVE, PRIORITY AND      has the meaning assigned to such term in
CONVENIENCE CLAIMS RESERVE        Article VI.B.3(b)(i) of the Plan.

ALLOWED CLAIM                     means, with reference to any Claim, (a) any
                                  Claim against the Debtor which has been listed by the Debtor in its Schedules, as such Schedules may be amended by the Debtor from time to time in accordance with Bankruptcy
                                  Rule 1009, as liquidated in amount and not disputed or contingent, and with respect to which no contrary proof of claim has been filed, (b) any Claim specifically allowed under the Plan, (c) any Claim which is not Disputed or (d) any Claim the amount or existence of which, if Disputed, (i) has been determined by a Final Order of a court of competent jurisdiction other than the Court, or (ii) has been allowed by Final Order of the Court; PROVIDED, HOWEVER, that any Claims allowed solely for the purpose of voting to accept the Plan pursuant to an order of the Court shall not be considered "Allowed Claims" hereunder.

AMENDED BY-LAWS                   means the Amended and Restated By-Laws of
                                  Reorganized Loehmann's, which shall be in substantially the form contained in the Plan
                                  Supplement.

AMENDED CERTIFICATE OF            means the amended and restated Certificate of
INCORPORATION                     Incorporation of Reorganized Loehmann's,
                                  which shall be in substantially the form contained in the Plan Supplement.

AVAILABLE NOTES                   means all New Senior Notes to be distributed
                                  to holders of Allowed General Unsecured
                                  Claims, less the number of New Senior Notes deposited into the Disputed Claims Reserve.

AVAILABLE SHARES                  means all shares of New Common Stock to be
                                  distributed to the holders of Allowed General
                                  Unsecured Claims, less the number of shares of New Common Stock deposited into the Disputed
                                  Claims Reserve.

BALLOTS means each of the ballot forms distributed with the Disclosure Statement to each holder of an Impaired Claim (other than to holders not entitled to vote on the Plan) upon which is to be indicated, among other things, acceptance or rejection of the Plan.

BANKRUPTCY CODE                   means title 11 of the United States Code, 11
                                  U.S.C. ss.ss. 101 ET seq., as in effect on the date hereof.

BANKRUPTCY RULES                  means the Federal Rules of Bankruptcy
                                  Procedure as promulgated by the United States
                                  Supreme Court under section 2075 of title 28 of the United States Code, and local rules of the Court, as the context may require.

BUSINESS DAY                      means any day on which commercial banks are
                                  open for business, and not authorized to close, in the City of New York, New York, except any day designated as a legal holiday by Bankruptcy Rule 9006(a).

CASH means legal tender of the United States of America.

CAUSES OF ACTION                  means all claims, choses in action and causes
                                  of action (including those assertable
                                  derivatively), liabilities, obligations, suits, debts, sums of money, damages, demands, judgments, whether known or unknown, now owned or hereafter acquired by the Debtor, and the Cash and non-Cash proceeds thereof, whether arising under the Bankruptcy Code or other
                                  Federal, state or foreign law, equity or otherwise, including, without limitation, any causes of action arising under sections 510, 544, 547, 548, 549, 550, 551 or any other section of the Bankruptcy Code.

CHAPTER 11 CASE                   means the chapter 11 case commenced by the
                                  Debtor.

CLAIM means any claim against the Debtor as such term is defined in section 101(5) of the Bankruptcy Code.

CLASS means a group of Claims or Equity Interests as classified under the Plan.

COLLATERAL                        means any property or interest in property of
                                  the Debtor's estate subject to a Lien to secure the payment or performance of a Claim, which Lien is not subject to avoidance under the Bankruptcy Code or otherwise invalid under the Bankruptcy Code or applicable state law.

CONFIRMATION DATE                 means the date on which the Confirmation
                                  Order is entered by the Court.

CONFIRMATION HEARING              means the hearing to consider confirmation of
                                  the Plan pursuant to section 1128 of the Bankruptcy Code, as it may be adjourned or continued from time to time.

CONFIRMATION ORDER                means the order entered by the Court
                                  confirming the Plan pursuant to section 1129 of the Bankruptcy Code.

CONVENIENCE CLAIMS                means and includes any Claim which would
                                  otherwise be a General Unsecured Claim that
                                  (i) is Allowed in an amount of $2,000 or less and (ii) is Allowed in the amount of greater than $2,000 but which is reduced to $2,000 by the election of the holder thereof pursuant to the holder's Ballot.

COURT means, (a) the United States Bankruptcy Court for the District of Delaware, having jurisdiction over the Chapter 11 Case; (b) to the extent there is no reference pursuant to section 157 of title 28 of the United States
                                  Code, the United States District Court for the District of Delaware; and (c) any other court having jurisdiction over the Chapter 11 Case.

CREDITORS COMMITTEE               means the Official Committee of Unsecured
                                  Creditors appointed by the United States
                                  Trustee in the Chapter 11 Case, as
                                  constituted from time to time.

DEBTOR                            means Loehmann's, Inc.

DEBTOR IN POSSESSION              means the Debtor in its capacity as debtor in
                                  possession in the Chapter 11 Case pursuant to sections 1107(a) and 1108 of the Bankruptcy
                                  Code.

DIP CREDIT FACILITY               means that certain Ratification and Amendment
                                  Agreement dated as of May 19, 1999 between Loehmann's, Inc. and Congress Financial
                                  Corporation, as amended from time to time.

DIP FINANCING CLAIMS              means all Claims arising under or relating to
                                  the DIP Credit Facility and all agreements and instruments relating thereto.

DISCLOSURE STATEMENT              means the written disclosure statement that
                                  relates to this Plan, as approved by the Court pursuant to section 1125 of the Bankruptcy
                                  Code and Bankruptcy Rule 3017, as such
                                  disclosure statement may be amended, modified or supplemented from time to time.

DISPUTED CLAIM                    means (a) any Claim, proof of which was not
                                  timely or properly filed and which has been or hereafter is listed on the Schedules as unliquidated, disputed or contingent, or is not listed in the Schedules; (b) any Claims as to which the Debtor, the Creditors Committee or any other party in interest has filed an objection or request for estimation on or before the Effective Date or such other applicable limitation period fixed by the Plan, the Bankruptcy Code, the Bankruptcy
                                  Rules or the Bankruptcy Court, except to the extent that such objection or request for estimation is withdrawn or determined by a Final Order in favor of the holder of such Claim; or (c) any Claim as to which a proof of claim is timely and properly filed, except to the extent that the amount asserted in such proof of claim does not exceed the liquidated, undisputed and noncontingent amount set forth in the Schedules with respect to such Claim. A
                                  Claim that is a Disputed

                                  Claim under subsection (b) of this definition shall cease to be Disputed upon the withdrawal of such objection or request for estimation or a determination thereon by a Final Order in favor of the holder of such Claim.

DISPUTED CLAIMS RESERVE           means any New Senior Notes and shares of New
                                  Common Stock issued to the Transfer Agent for distribution on Subsequent Distribution Dates and the Final Distribution Date pursuant to
                                  Article VI.B.1(f) of the Plan.

EFFECTIVE DATE                    means the first Business Day on which all of
                                  the conditions specified in Article XII.A of the Plan have been satisfied or waived in accordance with Article XII.B. of the Plan;
                                  PROVIDED, HOWEVER, that if a stay of the Confirmation Order is in effect on such date, the Effective Date will be the first Business
                                  Day after such stay is no longer in effect.

EQUITY INCENTIVE PLAN             has the meaning assigned to such term in
                                  Article V.E. of the Plan.

EQUITY INTEREST OR INTEREST       means any share of preferred stock or common
                                  stock or other instrument evidencing an
                                  ownership interest in the Debtor, whether or not transferable, and any option, warrant, or right, contractual or otherwise, to acquire, sell or subscribe for any such interest.

FINAL DISTRIBUTION DATE           means the date on which Reorganized Loehmann's
                                  makes a final distribution pursuant to Article
                                  VI.B.1.(e) of this Plan. The Final
                                  Distribution Date shall be a date, as
                                  determined by Reorganized Loehmann's, in consultation with the Creditors Committee, after resolution of all Disputed Claims.

FINAL ORDER                       means an order or judgment of the Court, or
                                  other court of competent jurisdiction, as entered on the docket in the Chapter 11 Case, the operation or effect of which has not been stayed, reversed, vacated or amended, and as to which order or judgment (or any revision, modification, or amendment thereof) the time to appeal, petition for certiorari, or seek review or rehearing has expired and as to which no appeal, petition for certiorari, or petition for review or rehearing was filed or, if filed, remains pending.

GENERAL UNSECURED CLAIM           means a Claim that is not a Secured Claim,
                                  Administrative Claim, Priority Tax Claim,
                                  Other Priority Claim or Convenience Claim, and shall include, without limitation, (a) Claims of trade creditors of Loehmann's, (b) Claims of customers of Loehmann's that are not Priority Claims, (c) Claims of employees of
                                  Loehmann's that are not Priority Claims, (d)
                                  Claims arising as a result of the rejection by Loehmann's of executory contracts or unexpired leases pursuant to section 365 of the Bankruptcy Code, (e) Claims arising as a result of pre-Petition Date litigation against Loehmann's that are not subordinated under section 510(b) of the Bankruptcy Code and (f)
                                  Senior Note Claims.

GOVERNMENT                        has the meaning assigned to such term in
                                  Article VII.I.3 of the Plan.

IMPAIRED means, when used with reference to a Claim, a Claim that is impaired within the meaning of section 1124 of the Bankruptcy Code.

INDENTURE TRUSTEE                 means, with respect to the Senior Note
                                  Indenture, United States Trust Company of New
                                  York, in its capacity as trustee under such indenture.

INDENTURE TRUSTEE EXPENSES        means any reasonable fees and reasonable
                                  documented out-of-pocket costs and expenses incurred after the Petition Date and through and including the Final Distribution Date by the Indenture Trustee. Such amounts shall include, without limitation, the reasonable documented out-of-pocket costs and expenses and reasonable fees of legal counsel to the Indenture Trustee (as determined in accordance with the Indenture).

INFORMAL NOTEHOLDERS COMMITTEE    means the informal committee of certain
                                  holders of Senior Notes that was formed
                                  subsequent to the Petition Date.

INITIAL DISTRIBUTION DATE         means the Effective Date or as soon thereafter
                                  as practicable.

INITIAL HOLDER                    means (a) any person or entity who will
                                  initially hold New Common Stock on the
                                  Effective Date, (b) any investment fund for which any person thereof acts as manager, (c) any partnership or other entity for which any person thereof acts directly or indirectly as a general partner, managing member or controlling stockholder, and (d) any person otherwise affiliated with any of the foregoing individuals or entities.

LIEN has the meaning set forth in section 101 of the Bankruptcy Code.

LOEHMANN'S                        means Loehmann's, Inc.

LOEHMANN'S HOLDINGS               means the holding company to be formed on the
                                  Effective Date which shall own 100% of
                                  Reorganized Loehmann's and which shall issue the New Senior Notes and New Common Stock.

LOEHMANN'S HOLDINGS BY-LAWS       means the By-Laws of Loehmann's Holdings,
                                  which shall be in substantially the form contained in the Plan Supplement.

LOEHMANN'S HOLDINGS CERTIFICATE   means the Certificate of Incorporation of
OF INCORPORATION                  Loehmann's Holdings, which shall be in
                                  substantially the form contained in the Plan
                                  Supplement.

NEW COMMON STOCK                  means the common stock of Loehmann's Holdings,
                                  par value $.01 per share, to be authorized and issued by Loehmann's Holdings on the Effective
                                  Date pursuant to the Plan.

NEW NOTES INDENTURE               has the meaning assigned to such term in
                                  Article V.C.2 of the Plan.

NEW NOTES INDENTURE TRUSTEE       means the bank or trust company that will
                                  serve as trustee under the New Notes
                                  Indenture.

NEW SENIOR NOTES                  means up to $25,000,000 in promissory notes
                                  authorized and to be issued pursuant to the Plan and the New Notes Indenture, on the terms and subject to the conditions described in Exhibit "A" hereto, and which shall be in substantially in the form contained in the Plan Supplement.

OLD COMMON STOCK                  means the common and preferred stock, par
                                  value $.01 per share, issued by Loehmann's and outstanding on the Petition Date.

OTHER PRIORITY CLAIM              means Claims entitled to priority pursuant to
                                  section 507(a) of the Bankruptcy Code (other than Administrative Claims and Priority Tax
                                  Claims), including, without limitation,
                                  certain allowed employee compensation and benefit claims of the Debtor's employees incurred within ninety (90) and one hundred eighty (180) days, respectively, prior to the Petition Date.

OTHER SECURED CLAIMS              means any Claim, other than the DIP Financing
                                  Claims, to the extent reflected in the
                                  Schedules or a proof of claim filed as a Secured Claim, which is secured by a Lien on Collateral to the extent of the value of such Collateral, as determined in accordance with section 506(a) of the Bankruptcy Code, or, in the event that such Claim is subject to setoff under section 553 of the Bankruptcy Code, to the extent of such setoff.

PETITION DATE                     means May 18, 1999, the date on which the
                                  Debtor filed its petition for relief
                                  commencing the Chapter 11 Case.

PLAN means this Plan, as it may be amended or modified from time to time, together with all addenda, exhibits, schedules or other attachments, if any.

PLAN SUPPLEMENT                   means the forms of documents specified in
                                  Article IX.M. of the Plan.

PRO RATA means, at any time, the proportion that the amount of a Claim in a particular Class bears to the aggregate amount of all Claims (including Disputed Claims) in such Class, unless in each case the Plan provides otherwise.

PRIORITY TAX CLAIM                means any unsecured Claim held by a
                                  governmental unit entitled to a priority in right of payment under section 507(a)(8) of the Bankruptcy Code.

QUARTER means the period beginning on the Effective Date and ending on the immediately succeeding October 31, January 31, April 30 or July 31, and each three-month period thereafter, as the context may require.

RECORD DATE                       means the record date for purposes of
                                  making distributions under the Plan on
                                  account of Allowed Claims which date shall be the Confirmation Date.

REGISTRATION RIGHTS AGREEMENT     means a registration rights agreement by
                                  Loehmann's Holdings in favor of certain
                                  Initial Holders, which shall be in
                                  substantially the form contained in the Plan
                                  Supplement.

RELEASED PARTIES                  has the meaning assigned to such term in
                                  Article VII.H. of the Plan.

REORGANIZED DEBTOR                means the Debtor, or any successor thereto by
                                  merger, consolidation, or otherwise, on and after the Effective Date.

REORGANIZED LOEHMANN'S            means Loehmann's, or any successor thereto by
                                  merger, consolidation, or otherwise, on and after the Effective Date.

SCHEDULES                         means the schedules of assets and liabilities,
                                  statements of financial affairs, and lists of holders of Claims and Equity Interests filed with the Court by the Debtor, including any amendments or supplements thereto.

SCHEDULED                         means, with respect to any Claim or Equity
                                  Interest, the status and amount, if any, of such Claim or Equity Interest as set forth in the Schedules.

SECURED CLAIM                     means a Claim that is secured by a Lien on
                                  property or interests in property, in which the Debtor has an interest, to the extent of the value as of the Effective Date, or such other date as is established by the Court, of such interest or Lien determined by a Final
                                  Order of the Court pursuant to Section 506 of the Bankruptcy Code or as otherwise agreed upon in writing by the Debtor and the holder of such Claim.

SENIOR NOTE CLAIMS                means all Claims directly or indirectly
                                  arising from or under or related in any way to the Senior Note Indenture, the Senior Notes, and any of the documents, instruments and agreements relating thereto, as amended, supplemented or modified, except Indenture
                                  Trustee Expenses.

SENIOR NOTE INDENTURE             means that certain Indenture, dated as of May
                                  10, 1996 between Loehmann's, as issuer, and United States Trust Company of New York, as
                                  Trustee, pursuant to which the 117/8% Senior
                                  Notes were issued, together with any
                                  amendments or supplements thereto.

SENIOR NOTEHOLDERS                means the holders of the Senior Notes.

SENIOR NOTES                      means the 117/8% Notes, due May 15, 2003, of
                                  Loehmann's issued and outstanding under or pursuant to the Senior Note Indenture.

SUBSEQUENT DISTRIBUTION           means any distribution of Available Shares
                                  made to the holders of Allowed General
                                  Unsecured Claims on a Subsequent Distribution
                                  Date in accordance with Section VI.B.1(d) of the Plan.

SUBSEQUENT DISTRIBUTION DATE      means any date, as determined by Reorganized
                                  Loehmann's, in consultation with the Creditors
                                  Committee, which is after the Effective Date and prior to the Final Distribution Date on which a distribution of Available Shares is made to holders of Allowed General Unsecured
                                  Claims in accordance with Article VI.B.1(d) of the Plan.

TORT CLAIM                        means a Claim arising from or relating to (i)
                                  the commission or alleged commission of a tort including, without limitation, personal injury
                                  Claims, or any indemnification Claim arising from a tort liability, (ii) any general liability Claim, or (iii) any Claim predicated upon or arising under Title VII of the United
                                  States Code.

TRANSFER AGENT                    means the transfer agent for the New Common
                                  Stock.

            B. INTERPRETATION, APPLICATION OF DEFINITIONS AND RULES OF CONSTRUCTION.

            Wherever from the context it appears appropriate, each term stated in either the singular or the plural shall include both the singular and plural, and pronouns stated in the masculine, feminine or neuter gender shall include the masculine, feminine and neuter, such meanings to be applicable to both the singular and plural forms of the terms defined. Capitalized terms in the Plan that are not defined herein shall have the same meaning assigned to such terms by the Bankruptcy Code or Bankruptcy Rules, as the case may be. The words "herein," "hereof," and "hereunder" and other words of similar import refer to the Plan as a whole and not to any particular section or subsection in the Plan unless expressly provided otherwise. All gender references shall be deemed to refer to both genders. The words "includes" and "including" are not limiting and mean that the things specifically identified are set forth for purposes of illustration, clarity or specificity and do not in any respect qualify, characterize or limit the generality of the class within which such things are included. Captions and headings to articles, sections and exhibits are inserted for convenience of reference only, are not a part of this Plan, and shall not be used to interpret this Plan. The rules of construction set forth in section 102 of the Bankruptcy Code shall apply to this Plan. In computing any period of time prescribed or allowed by this Plan, the provisions of Bankruptcy Rule 9006(a) shall apply.

                                       II.

                  CLASSIFICATION OF CLAIMS AND EQUITY INTERESTS

            A.    INTRODUCTION.

            All Claims and Equity Interests, except Administrative Claims and Priority Tax Claims, are placed in the Classes set forth below. In accordance with section 1123(a)(1) of the Bankruptcy Code, Administrative Claims and Priority Tax Claims, as described below, have not been classified.

            A Claim or Equity Interest is placed in a particular Class only to the extent that the Claim or Equity Interest falls within the description of that Class, and is classified in other Classes to the extent that any portion of the Claim or Equity Interest falls within the description of such other Classes. A Claim is also placed in a particular Class for the purpose of receiving distributions pursuant to the Plan only to the extent that such Claim is an Allowed Claim in that Class and such Claim has not been paid, released, or otherwise settled prior to the Effective Date.

                  1.    UNCLASSIFIED CLAIMS (NOT ENTITLED TO VOTE ON THE
                        PLAN).

                        (a)   ADMINISTRATIVE CLAIMS.

                        (b)   PRIORITY TAX CLAIMS.

                  2.    UNIMPAIRED CLASSES OF CLAIMS (DEEMED TO HAVE
                        ACCEPTED THE PLAN AND, THEREFORE, NOT ENTITLED TO VOTE ON THE PLAN).

                        (a)   CLASS 1:  OTHER PRIORITY CLAIMS.

                        Class 1 consists of all Other Priority Claims.

                        (b)   CLASS 2:  OTHER SECURED CLAIMS.

                        Class 2 consists of all Other Secured Claims.

                        (c)   CLASS 3:  DIP FINANCING CLAIMS.

                        Class 3 consists of all DIP Financing Claims.

                  3.    IMPAIRED CLASS OF CLAIMS (ENTITLED TO VOTE ON THE
                        PLAN).

                        (a)   CLASS 4: CONVENIENCE CLAIMS.

                        Class 4 consists of all Convenience Claims.

                        (b)   CLASS 5:  GENERAL UNSECURED CLAIMS.

                        Class 5 consists of all General Unsecured Claims.

                  4. IMPAIRED CLASS OF EQUITY INTERESTS (DEEMED TO HAVE REJECTED THE PLAN AND, THEREFORE, NOT ENTITLED TO VOTE ON THE PLAN).

                        (d)   CLASS 6:  EQUITY INTERESTS.

                    Class 6 consists of all Equity Interests.

                                      III.

                           TREATMENT OF ADMINISTRATIVE
                     EXPENSE CLAIMS AND PRIORITY TAX CLAIMS

            A.    ADMINISTRATIVE CLAIMS.

            Except to the extent that any entity entitled to payment of any Allowed Administrative Claim agrees to a different treatment, each holder of an Allowed Administrative Claim shall receive (a) Cash in an amount equal to such Allowed Administrative Claim on the later of the Effective Date and the date such Administrative Claim becomes an Allowed Administrative Claim, or as soon thereafter as is practicable or (b) such other treatment as the Debtor and such holder shall have agreed upon in writing, subject to the consent of the Creditors Committee; PROVIDED, HOWEVER, that Allowed Administrative Claims representing liabilities incurred in the ordinary course of business by the Debtor in Possession or liabilities arising under loans or advances to or other obligations incurred by the Debtor in Possession (to the extent authorized and approved by the Court if such authorization and approval was required under the Bankruptcy Code) shall be paid in full and performed by the Reorganized Debtor, as the case may be, in the ordinary course of business in accordance with the terms and subject to the conditions of any agreements governing, instruments evidencing, or other documents relating to, such transactions.

            B.    PROFESSIONAL COMPENSATION AND REIMBURSEMENT CLAIMS.

            All entities seeking an award by the Court of compensation for services rendered or reimbursement of expenses incurred through and including the Confirmation Date under sections 503(b)(2), 503(b)(3), 503(b)(4) or 503(b)(5) of the Bankruptcy Code (a) shall file their respective final applications for allowances of compensation for services rendered and reimbursement of expenses incurred through the Effective Date by the date that is 30 days after the Effective Date or such other date as may be fixed by the Court and (b) if granted, such an award by the Court shall be paid in full in such amounts as are awarded by the Court (i) on the date such Administrative Claim becomes an Allowed Administrative Claim, or as soon thereafter as is practicable or (ii) upon such other terms as may be mutually agreed upon between such holder of an Administrative Claim and the Debtor in Possession or, on and after the Effective Date, the Reorganized Debtor. The Debtor shall support an application filed by the Informal Noteholders Committee with the Court seeking reimbursement of the reasonable fees and expenses incurred by its counsel, Andrews & Kurth, L.L.P., up to a maximum aggregate amount of $50,000, in connection with the negotiation of the agreement between Loehmann's, Inc. and certain members of the Informal Noteholders Committee, dated July 27, 2000, and the negotiation of certain documents in connection therewith.

            C.    PRIORITY TAX CLAIMS.

            Except to the extent that a holder of an Allowed Priority Tax Claim agrees to a different treatment, each holder of an Allowed Priority Tax Claim shall receive, at the sole option of the Reorganized Debtor, (a) Cash in an amount equal to such Allowed Priority Tax Claim on the later of the Effective Date and the date such Priority Tax Claim becomes an Allowed Priority Tax Claim, or as soon thereafter as is practicable, or (b) equal annual Cash payments in an aggregate amount equal to such Allowed Priority Tax Claim, together with interest (i) with respect to federal taxes, at a fixed annual rate equal to the federal statutory rate as provided in 26 U.S.C. ss. 6621, over a period through the sixth anniversary of the date of assessment of such Allowed Priority Tax Claim; and (ii) with respect to state and city taxes, at the rate applicable under state or local law.

                                       IV.

                             TREATMENT OF CLAIMS AND
                                EQUITY INTERESTS

            A.    CLASS 1 - OTHER PRIORITY CLAIMS.

                  1. DISTRIBUTIONS. Except to the extent that a holder of an Allowed Other Priority Claim shall have agreed in writing to a different treatment, subject to the consent of the Creditors Committee, in full and final satisfaction of such claim, each holder of an Allowed Other Priority Claim shall receive payment in an amount equal to such Allowed Claim in full in Cash on the later of the Effective Date and the date when such Other Priority Claim becomes an Allowed Claim, or as soon thereafter as practicable.

                  2. IMPAIRMENT AND VOTING. Class 1 is unimpaired under the Plan. Holders of Allowed Claims in Class 1 are presumed to accept the Plan and are not entitled to vote to accept or reject the Plan.

            B.    CLASS 2 - OTHER SECURED CLAIMS.

                  1. DISTRIBUTIONS. Except to the extent that a holder of an Allowed Secured Claim shall have agreed in writing to a different treatment subject to the consent of the Creditors Committee at the sole option of the Debtor, in full and final satisfaction of such claim, (i) each Allowed Other Secured Claim shall be reinstated and rendered unimpaired in accordance with section 1124(2) of the Bankruptcy Code, notwithstanding any contractual provision or applicable nonbankruptcy law that entitles the holder of an Allowed Other Secured Claim to demand or receive payment of such Allowed Other Secured Claim prior to the stated maturity of such Allowed Other Secured Claim from and after the occurrence of a default, (ii) each holder of an Allowed Other Secured Claim shall receive Cash in an amount equal to such Allowed Other Secured Claim, including any interest on such Allowed Other Secured Claim required to be paid pursuant to section 506(b) of the Bankruptcy Code, on the later of the Effective Date and the date such Allowed Other Secured Claim becomes an Allowed Other Secured Claim, or as soon thereafter as is practicable, or (iii) each holder of an Allowed Other Secured Claim shall receive the Collateral securing its Allowed Other Secured Claim and any interest on such Allowed Other Secured Claim required to be paid pursuant to section 506(b) of the Bankruptcy Code, in full and complete satisfaction of such Allowed Other Secured Claim on the later of the Effective Date and the date such Allowed Other Secured Claim becomes an Allowed Other Secured Claim, or as soon thereafter as is practicable.

                  2. IMPAIRMENT AND VOTING. Class 2 is unimpaired under the Plan. The holders of Allowed Claims in Class 2 are presumed to accept the Plan and are not entitled to vote to accept or reject the Plan.

            C.    CLASS 3 - DIP FINANCING CLAIMS.

                  1. DISTRIBUTIONS. On the Effective Date, or as soon thereafter as practicable, in full and final satisfaction of such claims, each holder of a DIP Financing Claim shall receive payment in full in Cash.

                  2. IMPAIRMENT AND VOTING. Class 3 shall be unimpaired under the Plan. The holders of DIP Financing Claims are presumed to accept the Plan and are not entitled to vote to accept or reject the Plan.

            D.    CLASS 4 - CONVENIENCE CLAIMS.

                  1. DISTRIBUTIONS. Each holder of an Allowed Convenience Claim in Class 4 shall receive Cash in an amount equal to fifty percent (50%) of such Allowed Convenience Claim on the later of (i) the Effective Date, or (ii) 30 days after the date on which such Claim becomes an Allowed Convenience Claim, or as soon thereafter as is practicable. Any holder of a Claim which would otherwise be an Allowed Convenience Claim may elect on such holder's Ballot to have such Allowed Claim treated as an Allowed General Unsecured Claim under Class 5, in which event the holder of such Allowed Claim shall receive distributions under Class 5 on account of such Allowed Claim and shall forfeit its right to distributions under Class 4 on account of such Allowed Claim.

                  2. IMPAIRMENT AND VOTING. Class 4 is impaired under the Plan. The holders of Allowed Convenience Claims in Class 4 are entitled to vote to accept or reject the Plan.

                  3. ELECTION TO BE TREATED AS A CONVENIENCE CLAIM. By checking the appropriate box on a timely cast Ballot, the holder of an Allowed General Unsecured Claim in an amount greater than $2,000 may elect to reduce the amount of such holder's Allowed General Unsecured Claim to $2,000 and to receive a distribution upon such Allowed Class 4 Convenience Claim in the amount of $1,000 as described above. Such an election shall constitute a waiver of the right to collect, and a release of, the amount of the Allowed General Unsecured Claim in excess of $2,000, and the holder of such Allowed Class 4 Convenience Claim shall be deemed to have released the Debtor and its estate, and its property from any and all liability for such excess amount. The holder of an Allowed General Unsecured Claim which timely elects to reduce the amount of its Allowed Claim shall be deemed to be the holder of an Allowed Class 4 Convenience Claim for classification, voting and all other purposes under the Plan.

            E.    CLASS 5 - GENERAL UNSECURED CREDITORS.

                  1. DISTRIBUTIONS. Each holder of an Allowed General Unsecured Claim in Class 5 has the option to receive one of three distributions under the Plan by checking the appropriate box on a timely cast Ballot.

                        (a) STOCK/NOTES ELECTION. A holder of an Allowed General Unsecured Claim may elect to receive its Pro Rata share of (i) Available Shares and (ii) Available Notes (the "STOCK/NOTES ELECTION");

                        (b) STOCK ONLY DISTRIBUTION. A holder of an Allowed General Unsecured Claim may elect to receive (i) its Pro Rata share of Available Shares and (ii) an additional 66.67 shares of New Common Stock for every $1000 in New Senior Notes it would otherwise receive under the Stock/Notes Election (the "STOCK ONLY DISTRIBUTION"); or

                        (c) ADDITIONAL NOTES ELECTION.  A holder of an
Allowed General Unsecured Claim may elect to receive (i) its Pro Rata share of Available Notes; (ii) an additional $1000 in New Senior Notes for every 66.67 shares of New Common Stock it would otherwise receive as its Pro Rata share of Available Shares under the Stock/Notes Election (to the extent New Senior Notes are available for such conversion); and (iii) the remainder of its Pro Rata share of Available Shares, if any (the "ADDITIONAL NOTES ELECTION").

            If a holder of an Allowed General Unsecured Claim fails to indicate its selection of the Stock/Notes Election or Additional Notes Election on a timely cast Ballot, such claimholder will receive the Stock Only Distribution. Each holder of a Class 5 Allowed General Unsecured Claim will receive its distribution on the later of (i) the Effective Date, or (ii) 30 days after the date on which such Claim becomes an Allowed General Unsecured Claim, or as soon thereafter as is practicable. If, after the Effective Date, any further Available Shares are available from the release of New Common Stock from the Disputed Claims Reserve, then each holder of an Allowed General Unsecured Claim will receive on a Subsequent Distribution Date, if any, and the Final Distribution Date, Available Shares on account of its Allowed General Unsecured Claim in accordance with Articles VI.B.1(d) and (e) of the Plan. Any further New Senior Notes released from the Disputed Claims Reserve shall be canceled in accordance with Article VI.B.5 of the Plan. Senior Note Claims will be allowed in the aggregate amount of $100,740,217.29.

                  2. IMPAIRMENT AND VOTING. Class 5 is impaired under the Plan. Each holder of an Allowed Claim in Class 5 is entitled to vote to accept or reject the Plan. The holder of an Allowed General Unsecured Claim which timely makes either a Stock/Notes Election or an Additional Notes Election shall continue to be deemed the holder of an Allowed Class 5 General Unsecured Claim for classification, voting and all other purposes under the Plan.

            F.    CLASS 6 - EQUITY INTERESTS.

                  1. DISTRIBUTIONS. The holders of Class 6 Equity Interests shall receive no distributions whatsoever on account of such Equity Interests. All Equity Interests shall be canceled on the Effective Date.

                  2. IMPAIRMENT AND VOTING. Class 6 is impaired under the Plan. As the holders of Equity Interests are receiving no distributions they are conclusively presumed to have rejected the Plan and are not entitled to vote to accept or reject the Plan.

                                       V.

                         PROVISIONS REGARDING CORPORATE
                            GOVERNANCE AND MANAGEMENT
                           OF LOEHMANN'S HOLDINGS AND
                             THE REORGANIZED DEBTOR

            A.    FORMATION OF HOLDING COMPANY.

                  On the Effective Date, a holding company ("LOEHMANN'S HOLDINGS") shall be formed which shall own 100% of Reorganized Loehmann's and which shall issue the New Senior Notes and New Common Stock pursuant to Article V.C. of the Plan.

            B. DIRECTORS AND OFFICERS OF LOEHMANN'S HOLDINGS AND REORGANIZED LOEHMANN'S; AMENDED CERTIFICATE OF
                  INCORPORATION AND AMENDED BY-LAWS.

                  1.    LOEHMANN'S HOLDINGS.

                        (A) BOARD OF DIRECTORS. As of the Effective Date, the board of directors of Loehmann's Holdings shall initially consist of seven (7) members, five (5) of whom shall be jointly designated by the Creditors Committee and Informal Noteholders Committee whose names shall be disclosed on or before the date of the Confirmation Hearing, and two (2) of whom shall be Robert Friedman and Robert Glass. The Board of Directors of Loehmann's Holdings will select a Chairman of the Board of Directors of Loehmann's Holdings at its initial meeting.

                        (B) OFFICERS OF LOEHMANN'S HOLDINGS. The officers of Loehmann's immediately prior to the Effective Date shall serve as the initial officers of Reorganized Loehmann's on and after the Effective Date. Such officers shall serve in accordance with employment agreements to be negotiated with Reorganized Loehmann's and applicable nonbankruptcy law.

                        (C) CERTIFICATE OF INCORPORATION AND BY-LAWS. The adoption of Loehmann's Holdings Certificate of Incorporation and Loehmann's Holdings By-Laws will be deemed to have occurred and be effective as of the Effective Date without any further action by the directors or stockholders of Loehmann's Holdings. On or prior to the Effective Date, Loehmann's Holdings will file with the Secretary of State of the State of Delaware, in accordance with sections 103 and 303 of the Delaware General Corporation Law, the Loehmann's Holdings Certificate of Incorporation and such certificate shall be the certificate of incorporation for Loehmann's Holdings. The Certificate of Incorporation and Bylaws shall be substantially in the forms contained in the Plan Supplement.

                  2.    REORGANIZED LOEHMANN'S.

                        (A) BOARD OF DIRECTORS. As of the Effective Date, the board of directors of Reorganized Loehmann's shall initially consist of seven
(7) members, five (5) of whom shall be jointly designated by the Creditors Committee and Informal Noteholders Committee whose names shall be disclosed on or before the date of the Confirmation Hearing, and two (2) of whom shall be Robert Friedman and Robert Glass. The Board of Directors of Reorganized Loehmann's will select a Chairman of the Board of Directors of Reorganized Loehmann's at its initial meeting.

                        (B) OFFICERS OF REORGANIZED LOEHMANN'S. The officers of Loehmann's Holdings shall be disclosed prior to the Confirmation Hearing.

                        (C) AMENDED CERTIFICATE OF INCORPORATION AND AMENDED LOEHMANN'S BY-LAWS. The adoption of the Amended Certificate of Incorporation and Amended By-Laws will be deemed to have occurred and be effective as of the Effective Date without any further action by the directors or stockholders of the Debtor or the Reorganized Debtor. On or prior to the Effective Date, Loehmann's will file with the Secretary of State of the State of Delaware, in accordance with sections 103 and 303 of the Delaware General Corporation Law, the Amended Certificate of Incorporation and such certificate shall be the certificate of incorporation for Reorganized Loehmann's. The Amended Certificate of Incorporation and Amended Bylaws shall be substantially in the forms contained in the Plan Supplement.

            C.    SECURITIES TO BE ISSUED PURSUANT TO THE PLAN.

                  1. NEW COMMON STOCK. On the Effective Date, the issuance by Loehmann's Holdings of between 3,333,333 and 5,000,000 shares of New Common Stock (depending on how many shares are required for distribution to claimholders pursuant to Article IV.E of the Plan), subject to increase by the Equity Incentive Plan, is hereby authorized without further act or action under applicable law, regulation, rule or order. Each share of New Common Stock will entitle its holder to one vote, with no cumulative voting rights. Holders of New

Common Stock will have the right to participate proportionately in any dividends distributed by Reorganized Loehmann's. Reorganized Loehmann's will use its best efforts to have the New Common Stock listed on a nationally recognized market or exchange.

                  2. NEW SENIOR NOTES. The New Senior Notes will be issued by Loehmann's Holdings pursuant to an indenture (the "NEW NOTES INDENTURE"), which will be qualified under the Trust Indenture Act of 1939, as amended. An indenture trustee will be selected prior to the Confirmation Hearing. A summary of the principal terms and conditions of the New Senior Notes is attached hereto as Exhibit "A." The New Senior Notes and the New Notes Indenture will be in substantially the forms included in the Plan Supplement.

            D.    SECURITIES LAWS MATTERS.

            Each Initial Holder receiving a distribution of New Common Stock representing more than 10% of the aggregate New Common Stock issued on the Effective Date shall be entitled to become a party to the Registration Rights Agreement, which provides that Loehmann's Holdings will file and maintain the effectiveness of a shelf registration right statement for such Initial Holder for the New Common Stock and the New Senior Notes, covering the resale of all such securities. Certificates evidencing shares of New Common Stock received by an Initial Holder who is deemed to be an affiliate of the Debtor by reason of its equity holdings or otherwise will bear a legend stating, in substance, that such shares have not been registered under the Securities Act or under the securities laws of any state or other jurisdiction and may not be sold, offered for sale or otherwise transferred unless registered or qualified under such Act and applicable state securities laws or unless Loehmann's Holdings receives a certificate executed by a duly authorized officer of such Initial Holder or an opinion of counsel, as applicable, reasonably satisfactory to the Loehmann's Holdings that such registration or qualification is not required. The Registration Rights Agreement will be in substantially the form included in the Plan Supplement.

            E.    LOEHMANN'S HOLDINGS EQUITY INCENTIVE PLAN.

            On the Effective Date, Loehmann's Holdings will adopt a stock option plan (the "EQUITY INCENTIVE PLAN") which permits Loehmann's Holdings to grant to its officers and directors options to acquire shares of New Common Stock. Such stock option plan shall be on the terms described in Exhibit "B" hereto and shall be in substantially the form contained in the Plan Supplement.

                                       VI.

                            MEANS OF IMPLEMENTATION,
                           PROVISIONS REGARDING VOTING
                        AND DISTRIBUTIONS UNDER THE PLAN
                    AND TREATMENT OF DISPUTED, CONTINGENT AND
                  UNLIQUIDATED ADMINISTRATIVE CLAIMS AND CLAIMS

            A.    VOTING OF CLAIMS.

            Each holder of an Allowed Claim in an Impaired Class of Claims shall be entitled to vote separately to accept or reject the Plan as provided in such order as may be entered by the Court establishing certain procedures with respect to the solicitation and tabulation of votes to accept or reject the Plan, or any other order or orders of the Court.

            B.    DISTRIBUTIONS.

                  1.    METHOD OF DISTRIBUTIONS UNDER THE PLAN.

                        (a) DATE AND DELIVERY OF DISTRIBUTIONS. Distributions under the Plan shall be made by the Reorganized Debtor or its designee to the holders of Allowed Administrative Claims, Allowed Priority Tax Claims, Allowed Other Priority Claims, Allowed DIP Financing Claims, Allowed Other Secured Claims, Allowed Convenience Claims and Allowed General Unsecured Claims at the addresses set forth on the Schedules, unless such addresses are superseded by proofs of claim or transfers of claim filed pursuant to Bankruptcy Rule 3001 (or at the last known addresses of such holders if the Debtor or the Reorganized Debtor has been notified in writing of a change of address), except that all distributions to the holders of Allowed Senior Note Claims shall be made in accordance with the Senior Note Indenture. Distributions of New Senior Notes and New Common Stock shall be made initially to the Transfer Agent who shall make the distributions to the holders of Allowed General Unsecured Claims or, in the case of holders of Allowed Senior Note Claims, to the Senior Note Indenture Trustee for further distribution to individual holders of Senior Note Claims in accordance with the Senior Note Indenture. Notwithstanding any provisions in the Plan to the contrary, the Senior Note Indenture will continue in effect to the extent necessary to allow the Senior Note Indenture Trustee to receive and make distributions pursuant to the Plan on account of the Senior Note Claims. New Senior Notes (including any interest earned thereon) and New Common Stock (including dividends paid on account thereof) shall be held in trust by the disbursing agent or the Reorganized Debtor, as applicable, for the benefit of holders of Disputed Claims until such time as such shares and/or notes are distributed to holders of Allowed Claims. Until such distribution, shares of New Common Stock held for the benefit of Disputed Claims holders shall be treated as treasury stock for voting purposes.

                        (b) DISTRIBUTION OF CASH. Any payment of Cash by the Reorganized Debtor pursuant to the Plan shall be made at the option and in the sole discretion of the Reorganized Debtor by (i) a check drawn on, or (ii) wire transfer from, a domestic bank selected by the Reorganized Debtor.

                        (c) EFFECTIVE DATE DISTRIBUTIONS. On the Effective Date, or as soon thereafter as practicable, the Reorganized Debtor shall distribute Available Notes and Available Shares to the holders of Allowed General Unsecured Claims.

                        (d) DISTRIBUTIONS ON SUBSEQUENT DISTRIBUTION DATES. Unless otherwise provided in the Plan, to the extent there are Available Shares subsequent to the Effective Date as a result of the release of shares of New Common Stock from the Disputed Claims Reserve in accordance with Article VI.B.4. of the Plan or the return of unclaimed, undeliverable or time-barred distributions to holders of Allowed General Unsecured Claims pursuant to Article VI.B.1.(g) of the Plan, the Reorganized Debtor shall, on a Subsequent Distribution Date, distribute (with the written consent of the Creditors Committee or Court order on notice to the Creditors Committee) such Available Shares to the holders of General Unsecured Claims entitled thereto that were Allowed on the Effective Date or subsequently have become Allowed on or before the Subsequent Distribution Date in amounts necessary to cause such holders to have received aggregate distributions of shares of New Common Stock in respect of such Allowed General Unsecured Claims equal to the distributions that such holders would have received in respect of such Allowed General Unsecured Claims on the Effective Date if (x) such Available Shares had been available for distribution on the Effective Date, (y) such Allowed General Unsecured Claims had been Allowed on the Effective Date in the amounts in which they are Allowed on the Subsequent Distribution Date, and (z) Claims or portions thereof that have become disallowed subsequent to the Effective Date and on or before the Subsequent Distribution Date had been disallowed on the Effective Date.

                        (e) DISTRIBUTIONS ON THE FINAL DISTRIBUTION DATE. Unless otherwise provided in this Plan, to the extent there are Available Shares subsequent to the Effective Date from the release of shares of New Common Stock from the Disputed Claims Reserve in accordance with Article VI.B.4. of the Plan, or the return of unclaimed, undeliverable or time-barred distributions to holders of Allowed General Unsecured Claims pursuant to Article VI.B.1.(g) of the Plan, the Reorganized Debtor shall, on the Final Distribution Date, distribute all such Available Shares to the holders of General Unsecured Claims entitled thereto that were Allowed on the Effective Date, or subsequently have become Allowed on or before the Final Distribution Date in amounts necessary to cause such holders to have received aggregate distributions of shares of New Common Stock in respect of such Allowed Claims equal to the distributions that such holders would have received in respect of such Allowed General Unsecured Claims on the Effective Date if (x) such Available Shares had been available for distribution on the

Effective Date, (y) such Allowed General Unsecured Claims had been Allowed on the Effective Date in the amounts in which they are Allowed on the Final Distribution Date, and (z) Claims or portions thereof that have become disallowed subsequent to the Effective Date and on or before the Final Distribution Date had been disallowed on the Effective Date; PROVIDED, HOWEVER, that in no event shall the Reorganized Debtor be obligated to make such a distribution if, in the discretion of the Reorganized Debtor and the Creditors Committee, there are Available Shares to make a cost-efficient distribution, taking into account the size of the distribution to be made and the number of recipients of such distribution, in which event such shares of New Common Stock shall become the property of the Reorganized Debtor.

                        (f) RESERVE SHARES AND NOTES FOR DISPUTED CLAIMS. On the date on which the Reorganized Debtor makes its initial distribution to holders of Allowed General Unsecured Claims pursuant to Article VI.B.1 of the Plan, the Reorganized Debtor shall deposit with the Transfer Agent an aggregate number of New Senior Notes and shares of New Common Stock sufficient to distribute to each holder of a Disputed Claim (i) the number of New Senior Notes and/or shares of New Common Stock that such holder would have been entitled to receive under the Plan if such Claim had been an Allowed General Unsecured Claim on the date of such initial distribution, or (ii) such lesser amount as the Court may estimate pursuant to Article VI.C. of the Plan or may otherwise order. New Senior Notes and shares of New Common Stock shall be withheld by the Transfer Agent and reserved for distribution to holders of Disputed Claims until such time as such notes and/or shares are distributed to holders of Allowed Claims. Until such distribution, shares of New Common Stock held for the benefit of Disputed Claims holders shall be treated as treasury stock for voting purposes.

                        (g) UNCLAIMED DISTRIBUTIONS. Any distribution of Cash under the Plan which is unclaimed after the later to occur of (a) two years after distribution or (b) six months after the date on which such claimant's Claim is Allowed shall be transferred to the Reorganized Debtor notwithstanding state or other escheat or similar laws to the contrary. Distributions under the Plan consisting of New Senior Notes or New Common Stock that are unclaimed for a period of two years after distribution shall be canceled and any dividends or interest which has been paid with respect to such securities shall be transferred to the Reorganized Debtor and entitlement by the holder of a Claim to such distribution shall be extinguished and forever barred.

                        (h) SATURDAYS, SUNDAYS, OR LEGAL HOLIDAYS. If any payment or act under the Plan is required to be made or performed on a date that is not a Business Day, then the making of such payment or the performance of such act may be completed on the next succeeding Business Day, and shall be deemed to have been completed as of the required date.

                        (i)  FRACTIONAL NOTES AND FRACTIONAL SHARES.

                              (i) FRACTIONAL NOTES. Notwithstanding any other provision in the Plan to the contrary, no fractional denominations of New Senior Notes shall be issued pursuant to the Plan. Whenever the issuance of any New Senior Note would otherwise call for the issuance in an amount for a fraction of a New Senior Note (issued in $100 denominations), the actual issuance of such New Senior Note shall reflect a rounding of such fraction to the nearest whole New Senior Note denomination (up or down), with half denominations being rounded down.

                              (ii) FRACTIONAL SHARES. Notwithstanding any other provision in the Plan to the contrary, no fractional shares of New Common Stock shall be issued pursuant to the Plan. Whenever any payment of a fraction of a share of New Common Stock would otherwise be required under the Plan, the actual distribution made shall reflect a rounding of such faction to the nearest whole share (up or down), with half shares or less being rounded down and fractions in excess of a half of a share being rounded up. If two or more holders are entitled to equal fractional entitlements and the number of holders so entitled exceeds the number of whole shares, as the case may be, which remain to be allocated, the Transfer Agent shall allocate the remaining whole shares to such holders by random lot or such other impartial method as the Transfer Agent deems fair, in the Transfer Agent's sole discretion. Upon the allocation of all of the whole shares authorized under the Plan, all remaining fractional portions of the entitlements shall be canceled and shall be of no further force and effect.

                        (j) DISTRIBUTIONS TO HOLDERS AS OF THE RECORD DATE. As at the close of business on the Record Date, the claims register shall be closed, and there shall be no further changes in the record holders of any Claims. Further, at the close of business on the Record Date, the Senior Note Indenture Trustee shall close the register for the Senior Notes. The Debtor, the Reorganized Debtor and the Senior Note Indenture Trustee shall have no obligation to recognize any transfer of any Claims (including Senior Note Claims) occurring after the Record Date. The Debtor, the Reorganized Debtor and the Senior Note Indenture Trustee shall instead be entitled to recognize and deal for purposes under the Plan (except as to voting to accept or reject the Plan pursuant to Article VI.A) with only those record holders stated on the claims register and the register for the Senior Notes as of the close of business on the Record Date.

                        (k) SENIOR NOTE INDENTURE TRUSTEE'S FEES AND EXPENSES. The Senior Note Indenture Trustee shall be entitled to payment from Reorganized Loehmann's of Indenture Trustee Expenses incurred in connection with such Trustee's making distributions under the Plan without further Bankruptcy Court approval. These payments will be made on terms agreed to with Reorganized

Loehmann's and will not be deducted from distributions to be made pursuant to the Plan to holders of Allowed Senior Note Claims.

                  2. DISPUTED GENERAL UNSECURED CLAIMS. The holder of a Disputed General Unsecured Claim that becomes an Allowed Claim subsequent to the Initial Distribution Date shall receive a distribution of New Senior Notes and/or New Common Stock as soon thereafter as is practicable. Such distributions shall be made in accordance with the Plan based on the distributions that would have been made to such holder under the Plan if the Disputed General Unsecured Claim had been an Allowed Claim on or prior to the Effective Date.

                  3. OBJECTIONS TO AND RESOLUTION OF ADMINISTRATIVE CLAIMS AND CLAIMS; ADMINISTRATIVE, PRIORITY AND CONVENIENCE CLAIMS RESERVE.

                        (a) OBJECTIONS TO AND RESOLUTION OF ADMINISTRATIVE CLAIMS AND CLAIMS. The Debtor, the Reorganized Debtor and the Creditors Committee shall have the exclusive right to make and file objections to Administrative Claims and Claims subsequent to the Confirmation Date. All objections shall be litigated to a Final Order. Unless otherwise ordered by the Court, the Debtor, the Reorganized Debtor and the Creditors Committee shall file all objections to Administrative Claims and Claims that are the subject of proofs of claim or requests for payment filed with the Court (other than applications for allowances of compensation and reimbursement of expenses) and serve such objections upon the holders of the Administrative Claim or Claim as to which the objection is made as soon as is practicable, but in no event later than 60 days after the Effective Date or such later date as may be approved by the Court.

                        (b)  ADMINISTRATIVE, PRIORITY AND CONVENIENCE CLAIMS
                            RESERVE.

                              (i) ESTABLISHMENT OF ADMINISTRATIVE, PRIORITY AND CONVENIENCE CLAIMS RESERVE. On the Effective Date, the Reorganized Debtor shall place into reserve an amount of Cash equal to (i) the sum of the aggregate amount of all Disputed Administrative Claims, Disputed Priority Tax Claims, Disputed Other Priority Claims and Disputed Convenience Claims, plus (ii) an amount to be determined by the Court to be reserved for any Disputed Administrative Claims, Disputed Priority Tax Claims and Disputed Other Priority Claims that are unliquidated (the "ADMINISTRATIVE, PRIORITY AND CONVENIENCE CLAIMS RESERVE").

                              (ii) CASH HELD IN ADMINISTRATIVE, PRIORITY AND CONVENIENCE CLAIMS RESERVE. Cash held in the Administrative, Priority and Convenience Claims Reserve shall be deposited in a segregated bank account or accounts in the name of the Reorganized Debtor and designated as held in trust for the benefit of holders of Allowed Administrative Claims, Allowed

      Priority Tax Claims, Allowed Other Priority Claims and Allowed Convenience Claims. Cash held in the Administrative, Priority and Convenience Claims Reserve shall not constitute property of the Reorganized Debtor. The Reorganized Debtor shall invest the Cash held in the Administrative, Priority and Convenience Claims Reserve in a manner consistent with investment guidelines to be included in the Plan Supplement. The Reorganized Debtor shall pay, or cause to be paid, out of the funds held in the Administrative, Priority and Convenience Claims Reserve, any tax imposed on the Administrative, Priority and Convenience Claims Reserve by any governmental unit with respect to income generated by Cash held in the Administrative, Priority and Convenience Claims Reserve. Any Cash held in the Administrative, Priority and Convenience Claims Reserve after all Administrative, Priority and Convenience Claims have been Allowed or disallowed shall be transferred to and become the property of the Reorganized Debtor.

                  4. ALLOWANCE OF DISPUTED ADMINISTRATIVE, PRIORITY AND CONVENIENCE CLAIMS. If, on or after the Effective
Date, any Disputed Administrative, Priority or Convenience Claim becomes an Allowed Claim, the Reorganized Debtor shall, 30 days after the date on which such Claim becomes an Allowed Claim, or as soon thereafter as is practicable, distribute from the Administrative, Priority and Convenience Claims Reserve to the holder of such Allowed Administrative, Priority or Convenience Claim Cash equal to the amount that such holder would have been entitled to had such Claim been Allowed on the Effective Date.

                  5. RELEASE OF SHARES AND NOTES FROM DISPUTED CLAIMS RESERVE. If at any time or from time to time after the
Effective Date, there shall be New Senior Notes and/or shares of New Common Stock in the Disputed Claims Reserve in an amount in excess of the amount which the Reorganized Debtor is required at such time to reserve on account of Disputed Claims under the Plan or pursuant to any Order of the Court, (i) such excess shares of New Common Stock shall become available for distribution in accordance with the Plan, and (ii) such excess New Senior Notes shall be canceled.

                  6. ALLOCATION OF CONSIDERATION. The aggregate consideration to be distributed to the holders of Allowed Claims in each Class under the Plan (other than the Claims, if any, of the Internal Revenue Service) shall be treated as first satisfying an amount equal to the stated principal amount of the Allowed Claim for such holders and any remaining consideration as satisfying accrued, but unpaid, interest and costs, if any, and attorneys' fees where applicable.

                  7. CANCELLATION AND SURRENDER OF EXISTING SECURITIES AND AGREEMENTS. On the Effective Date, the Senior Notes
and Equity Interests shall be deemed canceled and such agreements and securities, including the Senior Note Indenture (except as provided in Article VI.B.1.(a)), together with all instruments issued pursuant thereto, shall have no further legal effect other than as evidence of any right to receive distributions, fees and expenses under the Plan. In addition, the Indenture Trustee's obligations shall be discharged (except as contemplated in Article VI.B.).

                  Notwithstanding any other provision of the Plan, as a condition precedent to receiving any distribution under the Plan, each holder of a promissory note, share certificate, or other instrument or security evidencing a Claim must tender such promissory note or other instrument or security to the Reorganized Debtor or its designee or must execute and deliver an affidavit of loss and furnish an indemnity or bond in substance and amount reasonably satisfactory to the Reorganized Debtor and the Indenture Trustee.

                  Any holder of a Claim that fails to surrender such instrument or to provide the affidavit and indemnity or bond before the later to occur of
(i) the second anniversary of the Effective Date and (ii) six months following the date such holder's Claim becomes an Allowed Claim shall be deemed to have forfeited all rights and/or Claims and may not receive or participate in any distribution under the Plan.

            C.    ESTIMATION.

            The Debtor, the Reorganized Debtor or the Creditors Committee may, at any time, request that the Court estimate any Disputed Claim pursuant to section 502(c) of the Bankruptcy Code regardless of whether the Debtor, the Reorganized Debtor or the Creditors Committee have previously objected to such Claim. The Court will retain jurisdiction to estimate any Claim at any time, including during litigation concerning any objection to such Claim. In the event that the Court estimates any Disputed Claim, that estimated amount may constitute either the Allowed amount of such Claim, the amount on which a reserve is to be calculated for purposes of the Disputed Claims Reserve, or a maximum limitation on such Claim, as determined by the Court. If the estimated amount constitutes a maximum limitation on such Claim, the Debtor, the Reorganized Debtor or the Creditors Committee may elect to pursue any supplemental proceedings to object to any ultimate payment of such Claim. All of the aforementioned Claims objection, estimation and resolution procedures are cumulative and not necessarily exclusive of one another.

            D.    ADMINISTRATIVE CLAIMS OF INDENTURE TRUSTEE.

            In addition to any other Administrative Claim that may be filed by the Indenture Trustee pursuant to the provisions set forth herein, the Indenture

Trustee shall have an Allowed Administrative Claim in an amount equal to the reasonable and necessary fees and expenses incurred by the Indenture Trustee and its legal counsel in accordance with and to the extent provided for in the Senior Note Indenture for the period covering the Petition Date through and including the Effective Date.

            E.    NONCONSENSUAL CONFIRMATION.

            As the holders of Equity Interests in Class 6 are deemed to reject the Plan, the Debtor will seek to have the Court confirm the Plan under section 1129(b) of the Bankruptcy Code.

            F. THE AMENDED CERTIFICATE OF INCORPORATION, THE AMENDED BY-LAWS AND OTHER IMPLEMENTATION DOCUMENTS.

            On or before the Effective Date, the Reorganized Debtor and Loehmann's Holdings will execute the Amended Certificate of Incorporation, the Amended By-Laws, the Loehmann's Holdings Certificate of Incorporation, Loehmann's Holdings By-Laws, the Equity Incentive Plan, the Registration Rights Agreement and all other documents required and necessary to implement the Plan, without the requirement of any further corporate action.

                                      VII.

                       EFFECT OF CONFIRMATION OF THIS PLAN

            A.    CONTINUED CORPORATE EXISTENCE.

            The Debtor, as Reorganized Debtor, shall continue to exist after the Effective Date with all powers of a corporation under the laws of its state of incorporation and without prejudice to any right to alter or terminate such existence (whether by merger or otherwise) under such applicable state law; and the Reorganized Debtor may operate its business free of any restrictions imposed by the Bankruptcy Code, the Bankruptcy Rules or by the Court, subject only to the terms and conditions of the Plan.

            B.    VESTING OF ASSETS.

            Except as otherwise expressly provided in the Plan, on the Effective Date, or as soon as practicable thereafter, the Reorganized Debtor shall form two (2) subsidiaries. Such subsidiaries shall be vested with all of the property of the Debtor's estate free and clear of all Claims, Liens, encumbrances, charges and other interests of creditors and equity security holders. Tangible assets shall be transferred to one subsidiary and intangible assets shall be transferred to the other.

            C.    DISCHARGE OF THE DEBTOR.

            The rights afforded herein and the treatment of all Claims and Equity Interests herein shall be in exchange for and in complete satisfaction, discharge, and release of all Claims and Equity Interests of any nature whatsoever, including any interest accrued on such Claims from and after the Petition Date, against the Debtor, the Debtor in Possession, the Reorganized Debtor or any of its assets or properties, arising prior to the Effective Date. Except as otherwise expressly specified in the Plan, the Confirmation Order shall act as of the Effective Date as a discharge of all debts of, Claims against, Liens on, and Equity Interests in the Debtor, its assets and properties, arising at any time before the entry of the Confirmation Order, regardless of whether a proof of Claim or Equity Interest with respect thereto was filed, whether the Claim or Equity Interest is Allowed, or whether the holder thereof votes to accept the Plan or is entitled to receive a distribution hereunder. Except as otherwise expressly specified in the Plan, after the Effective Date, any holder of such discharged Claim or Equity Interest shall be precluded from asserting against the Debtor, the Reorganized Debtor, or any of its assets or properties, any other or further Claim or Equity Interest based on any document, instrument, act, omission, transaction, or other activity of any kind or nature that occurred before the entry of the Confirmation Order.

            D.    INJUNCTION.

            Except as otherwise expressly provided in the Plan, the Confirmation Order, or a separate order of the Court, all entities who have held, hold, or may hold Claims against or Equity Interests in the Debtor which arose before or were held as of the Effective Date, are permanently enjoined, on and after the Effective Date, from (a) commencing or continuing in any manner any action or other proceeding of any kind against the Debtor, with respect to any such Claim or Equity Interest, (b) the enforcement, attachment, collection, or recovery by any manner or means of any judgment, award, decree, or order against the Debtor on account of any such Claim or Equity Interest, (c) creating, perfecting, or enforcing any encumbrance of any kind against the Debtor or against the property or interests in property of the Debtor on account of any such Claim or Equity Interest and (d) asserting any right of setoff, subrogation, or recoupment of any kind against any obligation due from the Debtor or against the property or interests in property of the Debtor on account of any such Claim or Equity Interest. Such injunction shall extend to successors of the Debtor (including, without limitation, the Reorganized Debtor) and its properties and interests in property.

            E. EXTINGUISHMENT OF CAUSES OF ACTION UNDER THE AVOIDING POWER PROVISIONS.

            On the Effective Date, all rights, claims, causes of action, avoiding powers, suits and proceedings arising under sections 544, 545, 547, 548, 549 and 553 of the Bankruptcy Code shall be extinguished whether or not then pending.

The Reorganized Debtor shall have, retain, reserve and be entitled to assert all other Claims, Causes of Action, rights of setoff and other legal or equitable defenses which the Debtor had immediately prior to the Petition Date as fully as if the Chapter 11 Case had not been commenced; and all of the Reorganized Debtor's legal and equitable rights respecting any such Claim which is not specifically waived, extinguished or relinquished by the Plan may be asserted after the Effective Date to the same extent as if the Chapter 11 Case had not been commenced.

            F.    VOTES SOLICITED IN GOOD FAITH.

            The Debtor, the Creditors Committee and the Informal Noteholders Committee have, and upon confirmation of the Plan shall be deemed to have, solicited acceptances of the Plan in good faith and in compliance with the applicable provisions of the Bankruptcy Code. The Debtor and the Creditors Committee (and each of their respective affiliates, agents, directors, officers, members, employees, advisors, and attorneys) have participated in good faith and in compliance with the applicable provisions of the Bankruptcy Code in the offer, issuance, sale, and purchase of the securities offered and sold under the Plan and therefore have not, and on account of such offer, issuance, sale, solicitation, and/or purchase will not be, liable at any time for the violation of any applicable law, rule, or regulation governing the solicitation of acceptances or rejections of the Plan or the offer, issuance, sale, or purchase of the securities offered and sold under the Plan.

            G.    ADMINISTRATIVE CLAIMS INCURRED AFTER THE CONFIRMATION DATE.

            Administrative Claims incurred by the Reorganized Debtor after the date and time of the entry of the Confirmation Order, including (without limitation) Claims for professionals' fees and expenses incurred after such date, including, without limitation, fees and expenses by the Reorganized Debtor, the Creditors Committee and Senior Note Indenture Trustee, shall not be subject to application and may be paid by the Reorganized Debtor in the ordinary course of business and without application for or Court approval.

            H.    THE DEBTOR'S RELEASE.

            On the Effective Date, the Debtor and the Reorganized Debtor, on behalf of themselves and their estates, shall be deemed to release unconditionally all of their respective officers, directors, employees, advisors, attorneys, financial advisors, accountants, and other professionals, the Creditors Committee members, counsel to the Creditors Committee, financial advisors to the Creditors Committee, the Informal Noteholders Committee members, counsel to the Informal Noteholders Committee, the Senior Note Indenture Trustee and each of their representatives and agents (including any professionals retained by such persons or entities) (the "RELEASED PARTIES") from any and all claims, obligations, suits, judgments, damages, rights, Causes of Action and liabilities whatsoever, whether known or unknown, foreseen or unforeseen, existing or hereafter arising, in law, equity or otherwise, based in whole or in part upon actions taken in their respective capacities described above or any omission, transaction, event or other occurrence taking place on or prior to the Effective Date in any way relating to the Debtor, the Chapter 11 Case or the Plan, except that (i) no individual shall be released from any act or omission that constitutes gross negligence or willful misconduct, and (ii) the Reorganized Debtor shall not relinquish or waive the right to assert any of the foregoing as a legal or equitable defense or right of set-off or recoupment against any Claims of any such persons asserted against the Debtor.

            I.    EXCULPATION, RELEASE AND INJUNCTION OF RELEASED PARTIES.

                  1. EXCULPATION. The Debtor, the Reorganized Debtor, members of the Creditors Committee, members of the Informal Noteholders Committee, the Senior Note Indenture Trustee and the other Released Parties (i) shall have no liability whatsoever to any holder or purported holder of an Administrative Claim, Claim, or Equity Interest for any act or omission in connection with, or arising out of, the Plan, the Disclosure Statement, the negotiation of the Plan, the negotiation of the other documents included in the Plan Supplement, the pursuit of approval of the Disclosure Statement or the solicitation of votes for confirmation of the Plan, the Chapter 11 Case, the consummation of the Plan, the administration of the Plan or the property to be distributed under the Plan, or any transaction contemplated by the Plan or Disclosure Statement or in furtherance thereof (including, without limitation, the Equity Plan, employment contracts, programs and arrangements adopted in connection with the Plan or the Chapter 11 Case), except for willful misconduct or gross negligence as determined by a Final Order, and (ii) in all respects, shall be entitled to rely upon the advice of counsel with respect to their duties and responsibilities under the Plan. This exculpation shall be in addition to, and not in limitation of, all other releases, indemnities, exculpations and any other applicable law or rules protecting such Released Parties from liability.

                  2. INJUNCTION. Pursuant to section 105 of the Bankruptcy Code, no holder or purported holder of an Administrative Claim, Claim or Equity Interest shall be permitted to commence or continue any action, employment of process, or any act to collect, offset, or recover any claim against a Released Party that accrued on or prior to the Effective Date and has been released or waived pursuant to Article VII.I.1.

                  3. LIMITATION OF GOVERNMENTAL RELEASES. Notwithstanding Articles VII.I.1 and 2. of the Plan, the Plan shall not release, discharge, or exculpate any non-debtor party from any debt owed to the United States Government and/or its agencies, including the Pension Benefit Guaranty Corporation (the "GOVERNMENT"), or from any liability arising under the Internal Revenue Code, the Employee Retirement Income Security Act of 1974, as amended, or the environmental laws, securities laws or criminal laws of the United States. In addition, notwithstanding Articles VII.I.1. and 2. of the Plan, the Plan shall not enjoin or prevent the Government from collecting any such liability from any such non-debtor party.

            J.    TERM OF BANKRUPTCY INJUNCTION OR STAYS.

            All injunctions or stays provided for in the Chapter 11 Case under sections 105 or 362 of the Bankruptcy Code, or otherwise, and in existence on the Confirmation Date, shall remain in full force and effect until the Effective Date.

            K.    PRESERVATION OF INSURANCE.

            The Debtor's discharge and release from all Claims as provided herein, except as necessary to be consistent with this Plan, shall not diminish or impair the enforceability of any insurance policy that may cover Claims against the Debtor, the Reorganized Debtor (including, without limitation, its officers and directors) or any other person or entity.

            L.    OFFICERS' AND DIRECTORS' INDEMNIFICATION RIGHTS AND
                  INSURANCE.

            Notwithstanding any other provisions of the Plan, the obligations of the Debtor to indemnify its present directors, officers, and employees against any obligations, liabilities, costs or expenses pursuant to the articles of incorporation or by-laws of the Debtor, applicable state law, specific agreement, or any combination of the foregoing, shall survive the Effective Date.

                                      VIII.

                            RETENTION OF JURISDICTION

            The Court shall have exclusive jurisdiction of all matters arising out of, and related to, the Chapter 11 Case and the Plan pursuant to, and for the purposes of, section 105(a) and section 1142 of the Bankruptcy Code and for, among other things, the following purposes: (1) to hear and determine applications for the assumption or rejection of executory contracts or unexpired leases pending on the Confirmation Date, and the allowance of Claims resulting therefrom; (2) to determine any other applications, adversary proceedings, and contested matters pending on the Effective Date; (3) to ensure that distributions to holders of Allowed Claims and Allowed Equity Interests are accomplished as provided herein; (4) to resolve disputes as to the ownership of any Claim or Equity Interest; (5) to hear and determine timely objections to Administrative Claims, Claims and Equity Interests; (6) to enter and implement such orders as may be appropriate in the event the Confirmation Order is for any reason stayed, revoked, modified or vacated; (7) to issue such orders in aid of execution of the Plan, to the extent authorized by section 1142 of the Bankruptcy Code; (8) to consider any modifications of the Plan, to cure any defect or omission, or to reconcile any inconsistency in any order of the Court, including, without limitation, the Confirmation Order; (9) to hear and determine all applications for compensation and reimbursement of expenses of professionals under sections 330, 331 and 503(b) of the Bankruptcy Code; (10) to hear and determine disputes arising in connection with the interpretation, implementation, or enforcement of the Plan; (11) to hear and determine any issue for which the Plan requires a Final Order of the Court; (12) to hear and determine matters concerning state, local, and federal taxes in accordance with sections 346, 505 and 1146 of the Bankruptcy Code; (13) to hear any other matter not inconsistent with the Bankruptcy Code; (14) to hear and determine disputes arising in connection with compensation and reimbursement of expenses of professionals for services rendered during the period commencing on the Confirmation Date through and including the Effective Date; and (15) to enter a final decree closing the Chapter 11 Case.

                                       IX.

                            MISCELLANEOUS PROVISIONS

            A.    PAYMENT OF STATUTORY FEES.

            All fees payable on or before the Effective Date (i) pursuant to section 1930 of title 28 of the United States Code, as determined by the Court at the Confirmation Hearing, and (ii) to the United States Trustee, shall be paid by the Debtor on or before the Effective Date and all such fees payable after the Effective Date shall be paid by the Reorganized Debtor.

            B.    DISSOLUTION OF CREDITORS COMMITTEE.

            The appointment of the Creditors Committee shall terminate on the Final Distribution Date.

            C.    MODIFICATION OF THE PLAN.

            The Debtor reserves the right, in accordance with the Bankruptcy Code, to amend or to modify the Plan prior to the entry of the Confirmation Order with the prior consent of the Creditors Committee and Informal Noteholders Committee. After entry of the Confirmation Order, the Reorganized Debtor or the Debtor may amend or modify the Plan, or remedy any defect or omission or reconcile any inconsistency in the Plan in such a manner as may be necessary to carry out the purpose and intent of the Plan.

            D.    GOVERNING LAW.

            Unless a rule of law or procedure is supplied by Federal law (including the Bankruptcy Code and Bankruptcy Rules) or the Delaware General Corporation Law, the laws of the State of New York (without reference to the conflicts of laws provisions thereof) shall govern the construction and implementation of the Plan and any agreements, documents, and instruments executed in connection with the Plan.

            E.    FILING OR EXECUTION OF ADDITIONAL DOCUMENTS.

            On or before the Effective Date, the Debtor or the Reorganized Debtor, shall file with the Court or execute, as appropriate, such agreements and other documents as may be necessary or appropriate to effectuate and further evidence the terms and conditions of the Plan.

            F.    WITHHOLDING AND REPORTING REQUIREMENTS.

            In connection with the Plan and all instruments issued in connection therewith and distributions thereon, the Reorganized Debtor shall comply with all withholding and reporting requirements imposed by any federal, state, local or foreign taxing authority and all distributions hereunder shall be subject to any such withholding and reporting requirements.

            G.    EXEMPTION FROM TRANSFER TAXES.

            Pursuant to section 1146(c) of the Bankruptcy Code, the issuance, transfer or exchange of the New Senior Notes or New Common Stock under the Plan, the making or assignment of any lease or sublease or the making or delivery of any other instrument whatsoever, in furtherance of or in connection with the Plan shall not be subject to any stamp, real estate transfer, recording or other similar tax.

            H.    SECTION 1145 EXEMPTION.

            Pursuant to, in accordance with, and solely to the extent provided under section 1145 of the Bankruptcy Code, the issuance of New Senior Notes and New Common Stock to the Debtor's creditors under the Plan is exempt from the registration requirements of Section 5 of the Securities Act, as amended, and any State or local law requiring registration for offer or sale of a security or registration or licensing of an issuer of, underwriter of, or broker or dealer in such New Senior Notes and New Common Stock and is deemed to be a public offering of New Senior Notes and New Common Stock.

            I.    WAIVER OF FEDERAL RULE OF CIVIL PROCEDURE 62(A).

            The Debtor may request that the Confirmation Order include (a) a finding that Fed. R. Civ. P. 62(a) shall not apply to the Confirmation Order and
(b) authorization for the Debtor to consummate the Plan immediately after entry of the Confirmation Order.

            J.    HEADINGS.

            Headings used in the Plan are for convenience of reference only and shall not constitute a part of the Plan for any purpose.

            K.    EXHIBITS/SCHEDULES.

            All Exhibits and Schedules to the Plan are incorporated into and constitute a part of the Plan as if set forth herein.

            L.    NOTICES.

            All notices, requests, and demands hereunder to be effective shall be in writing and unless otherwise expressly provided herein, shall be deemed to have been duly given or made when actually delivered or, in the case of notice by facsimile transmission, when received and telephonically confirmed, addressed as follows:

            TO THE DEBTOR: Loehmann's, Inc., 2500 Halsey Street, Bronx, New York 10461, Attention: Robert N. Friedman, with a copy to Paul, Weiss, Rifkind, Wharton & Garrison, 1285 Avenue of the Americas, New York, New York
10019-6064, attention:  Alan W. Kornberg, Tel.:  (212) 373-3000/Fax:
(212) 757-3990.

            TO THE CREDITORS COMMITTEE:   Kronish Lieb Weiner & Hellman,
LLP, 1114 Avenue of the Americas, New York, New York 10036-7798, attention:
Lawrence C. Gottlieb, Tel.:  (212) 479-6140/Fax:  (212) 479-6275.

            TO THE INFORMAL NOTEHOLDERS COMMITTEE: Andrews & Kurth, L.L.P.,
805 Third Ave., New York, New York 10022, attention: Paul N. Silverstein, Tel.:
(212) 850-2800/Fax: (212) 850-2929.

            M.    PLAN SUPPLEMENT.

            Forms of the documents relating to the Amended Certificate of Incorporation, the Amended By-Laws, the Loehmann's Holdings Certificate of Incorporation, the Loehmann's Holdings By-Laws, the New Notes Indenture, the New Senior Notes, the Registration Rights Agreement, the investment guidelines referred to in Article V.B.3(b)(ii) and the Equity Incentive Plan shall be contained in the Plan Supplement which will be filed with the Clerk of the Court prior to the Confirmation Hearing. The Plan Supplement may be inspected in the office of the Clerk of the Court during normal court hours. Holders of Claims or Equity Interests may obtain a copy of the Plan Supplement upon written request to the Debtor in accordance with Article IX.L. of the Plan.

            N.    CONFLICT.

            The terms of this Plan shall govern in the event of any inconsistency with the summaries of the Plan set forth in the Disclosure Statement.

            O.    SETOFF BY THE UNITED STATES.

            The valid setoff rights, if any, of the United States of America will be unaffected by this Plan or confirmation thereof.

                                       X.

                    EXECUTORY CONTRACTS AND UNEXPIRED LEASES

            Other than (i) executory contacts or unexpired leases which (x) are the subject of a motion to reject pending on the Confirmation Date, (y) were previously assumed or rejected by the Debtor, or (z) have expired or terminated pursuant to their own terms during the pendency of the Chapter 11 Case, and (ii) employment agreements, if any, terminated prior to or in connection with the Plan, all of the executory contracts, unexpired leases and employment agreements that exist between the Debtor and any person are specifically assumed as of the Effective Date pursuant to the Plan. All Claims for damages arising from the rejection of executory contracts or unexpired leases must be filed with the Court in accordance with the terms of the order authorizing such rejection. Any Claims not filed within such time will be forever barred from assertion against the Debtor, its estate and the Reorganized Debtor. All Allowed Claims arising from the rejection of executory contracts or unexpired leases shall be treated as Class 5 Claims. The Reorganized Debtor, except as otherwise agreed by the parties, will cure any and all undisputed defaults within 60 days of the Effective Date under any executory contract, unexpired lease or employment agreement assumed pursuant to the Plan in accordance with section 365 of the Bankruptcy Code. All disputed defaults that are required to be cured shall be cured either within 30 days of the entry of a Final Order determining the amount, if any, of the Debtor or the Reorganized Debtor's liability with respect thereto, or as may otherwise be agreed to by the parties.

                                       XI.

                                  BENEFIT PLANS

            All employment and severance agreements and policies, and all employee compensation and benefit plans, policies, and programs of the Debtor applicable generally to its employees, including agreements and programs subject to section 1114 of the Bankruptcy Code, as in effect on the Effective Date, including, without limitation, all savings plans, retirement plans, health care plans, disability plans, severance benefit plans, incentive plans, and life, accidental death, and dismemberment insurance plans, shall be deemed to be, and shall be treated as though they are, executory contracts that are assumed under the Plan, and the Debtor's obligations under such agreements and programs shall survive the Effective Date of the Plan, without prejudice to the Reorganized Debtor's rights under applicable non-bankruptcy law to modify, amend, or terminate the foregoing arrangements, except for (i) such executory contracts or plans specifically rejected pursuant to the Plan (to the extent such rejection does not violate section 1114 of the Bankruptcy Code) and (ii) such executory contracts or plans as have previously been terminated, or rejected, pursuant to a Final Order, or specifically waived by the beneficiaries of such plans, contracts, or programs.

                                      XII.

                            EFFECTIVENESS OF THE PLAN

            A.    CONDITIONS PRECEDENT TO EFFECTIVENESS.

                  The Plan shall not become effective unless and until it has been confirmed and the following conditions have been satisfied in full or waived pursuant to Article XII.B.: (1) the Confirmation Order in a form satisfactory to the Debtor, the Creditors Committee and the Informal Noteholders Committee shall have become a Final Order; (2) the Amended Certificate of Incorporation shall have been properly filed with the Secretary of State of the State of Delaware; (3) the Loehmann's Holdings Certificate of Incorporation shall have been properly filed with the Secretary of State of the State of Delaware all authorizations, consents and regulatory approvals required (if any) for the Plan's effectiveness shall have been obtained; and (4) on the Effective Date, the Reorganized Debtor has entered into a senior secured credit facility, on terms acceptable to the Creditors Committee and the Informal Noteholders Committee.

            B.    WAIVER OF CONDITIONS.

                  The Debtor may waive any or all of the conditions set forth in
Article XII.A. above at any time, with the prior consent of the Creditors Committee and the Informal Noteholders Committee, without leave of or order of the Court and without any formal action.

            C.    EFFECT OF FAILURE OF CONDITIONS.

                  In the event that the Effective Date does not occur on or before one hundred and twenty (120) days after the Confirmation Date, upon notification submitted by the Debtor to the Court: (a) the Confirmation Order shall be vacated, (b) no distributions under the Plan shall be made, (c) the Debtor and all holders of Claims and Equity Interests shall be restored to the STATUS QUO ANTE as of the day immediately preceding the Confirmation Date as though the Confirmation Date had never occurred, and (d) the Debtor's obligations with respect to the Claims and Equity Interests shall remain unchanged and nothing contained in the Plan shall constitute or be deemed a waiver or release of any Claims or Equity Interests by or against the Debtor or any other person or to prejudice in any manner the rights of the Debtor or any person in any further proceedings involving the Debtor.

            D.    VACATUR OF CONFIRMATION ORDER.

                  If an order denying confirmation of the Plan is entered, then the Plan shall be null and void in all respects, and nothing contained in the Plan shall (a) constitute a waiver or release of any Claims against or Equity Interests in the Debtor; (b) prejudice in any manner the rights of the holder of any Claim against, or Equity Interest in, the Debtor; (c) prejudice in any manner any right, remedy or claim of the Debtor; or (d) be deemed an admission against interest by the Debtor.


Dated: July __, 2000

                              LOEHMANN'S, INC.


                              By: /s/ Robert Glass
                                  -----------------------------------------
                                  Name:  Robert Glass
                                  Title: President, Chief Operating Officer

                                                                       EXHIBIT A

                       LOEHMANN'S HOLDINGS (THE "COMPANY")
                       11% SENIOR NOTES DUE FIVE (5) YEARS
                      AND ONE MONTH FROM THE EFFECTIVE DATE

                                SUMMARY OF TERMS


Notes Offered:            11% Senior Notes due five (5) years and one month
                          from the Effective Date (the "NOTES").

Maturity Date:            five (5) years and one month from the Effective Date

Amount:                   up to $25,000,000 to be issued on the Effective Date.

Denomination:             Notes will be issued in $100 denominations; no
                          fractional denominations will be issued. An issuance of Notes otherwise calling for the issuance of fractional denominations shall reflect a rounding of such fraction to the nearest whole Note denomination
                          (up or down), with half denominations being rounded down.

Interest:                 Interest will accrue at a rate of 11% per annum and be
                          payable semi-annually (each April 30 and October 30)
                          (i) for the period from the earlier of the Effective
                          Date and November 1, 2000 through April 30, 2001 by the issuance of additional Notes, and (ii) for subsequent periods (a) in cash, if the "Free Cash Flow
                          Test" is met, or (b) otherwise, by the issuance of additional Notes. If interest is to be payable by the issuance of additional Notes and such issuance would result in the issuance of a fraction of a Note to a particular noteholder, such interest shall be recorded in book-entry form only and will not be payable until interest aggregating a whole Note denomination or a multiple thereof has accrued.

                          1.    FREE CASH FLOW TEST: Reorganized
                                Loehmann's must have, on a pro forma basis, at least $0 of Free Cash Flow, assuming that interest on the Notes and any required matching early amortization payments (the "MATCHING AMORTIZATION") on Reorganized Loehmann's Senior Secured Credit facility (the "EXIT FACILITY") were paid in cash for the prior twelve months ending on the January 31 or July 31 preceding the interest payment date.
                                If Reorganized Loehmann's has minimum
                                excess availability of $25 million under the Exit Facility on the date of the Free Cash
                                Flow Test, Matching Amortization is not
                                required to be paid, and is not deducted in the calculation of Free Cash Flow.

                                    (a) "FREE CASH FLOW" is defined as EBITDA
                                    (i) less Capital Expenditures, (ii)
                                    plus/less Changes in Working Capital, (iii) less senior secured interest expense, (iv) less senior secured required debt amortization, (v) less pro forma Notes interest expense, (vi) less pro forma Matching Amortization, and (vii) less pro forma cash taxes.

                                    (b) "MATCHING AMORTIZATION" is defined as an amortization payment on the Exit Facility term borrowing base component equal to the Notes cash interest payment. Matching Amortization is a permanent reduction in the term borrowing base component of the Exit Facility.

                          2. Reorganized Loehmann's will be permitted to upstream to Loehmann's Holdings dividends or intercompany advances of cash sufficient to make allowed cash interest payments on the Notes.

Ranking: The Notes will be unsecured senior obligations of the Company and will rank PARI PASSU to all existing and future senior indebtedness of the Company and senior to all future subordinated indebtedness. There will be no guarantees of the Notes by any subsidiaries.

Restrictive Covenants:    1.    LIMITATION ON INDEBTEDNESS.

                          2. OTHER COVENANTS. To be set forth in the New Notes Indenture.

Events of Default:        Customary events of default will be provided for in
                          the New Notes Indenture.

THE NEW NOTES INDENTURE AND NEW SENIOR NOTES WILL BE IN SUBSTANTIALLY THE FORMS INCLUDED IN THE PLAN SUPPLEMENT TO BE FILED WITH THE CLERK OF THE COURT PRIOR TO THE CONFIRMATION HEARING.

                                                                       EXHIBIT B

                        SUMMARY OF EQUITY INCENTIVE PLAN

          The following are the key terms of Loehmann's Holdings' Equity Incentive Plan:

Shares Available:         The number of options that will be available for grant
                          pursuant to the Equity Incentive Plan will be equal to 425,000 shares of New Common Stock.

Eligible Participants:    All members of the Reorganized Loehmann's Board of
                          Directors and certain key senior management executives of Reorganized Loehmann's will be eligible to participate in the Equity Incentive Plan.

Effective                 Date Grants: On the Effective Date, Robert Friedman
                          and Robert Glass will each receive options to acquire
                          131,250 shares of the New Common Stock for a total of 262,500 shares.

Strike Price:             The strike price shall be $15.

Vesting: Options granted under the Equity Incentive Plan will vest in four (4) equal tranches on each of the Effective Date and the first three (3) anniversaries thereafter.

Duration of Options:      Options must be exercised on or before the fifth (5th)
                          anniversary of the grant date.

Change of Control:        In the event a sale of Reorganized Loehmann's or
                          Loehmann's Holdings (whether stock or substantially all of the assets) occurs, all options that have not vested as of such date shall automatically vest in full.

Termination of Option     If an option holder is terminated from employment by
Holder                    Reorganized Loehmann's or removed as a director of
                          Reorganized Loehmann's (in each case other than for "cause"), such option holder's options that are vested as of such date shall be exercisable for a period of 60 days following such date of termination or removal and all unvested options will on such date be forfeited.

THE EQUITY INCENTIVE PLAN WILL BE IN SUBSTANTIALLY THE SAME FORM INCLUDED IN THE PLAN SUPPLEMENT TO BE FILED WITH THE CLERK OF THE COURT PRIOR TO THE CONFIRMATION HEARING.

                               EXHIBIT B

                     UNITED STATES BANKRUPTCY COURT
                         DISTRICT OF DELAWARE


In re:                              )        Chapter 11
                                    )
LOEHMANN'S, INC.                    )        Case No. 99-1138 (MFW)
                                    )
                            Debtor, )



                           ORDER (i) APPROVING
                  DEBTOR'S SECOND AMENDED DISCLOSURE
                STATEMENT AS MODIFIED ON JULY 28, 2000,
         (ii) ESTABLISHING SOLICITATION, VOTING AND TABULATION
         PROCEDURES AND DEADLINES, (iii) SCHEDULING HEARING TO
            CONSIDER CONFIRMATION OF PLAN, (iv) ESTABLISHING DEADLINES AND PROCEDURES FOR FILING OBJECTIONS TO
          CONFIRMATION OF PLAN, AND (v) APPROVING FORM AND MANNER
                   OF NOTICE OF CONFIRMATION HEARING


         Upon the motion (the "Motion") of Loehmann's, Inc. ("Loehmann's), the above-captioned debtor and debtor in possession, pursuant to sections 1125, 1126(b) and 1128(a) of title 11 of the United States Code. 11 U.S.C. Sections 101 ET SEQ. (the "Bankruptcy Code") and Rules 2002, 3017, 3018, 3020 and 9005 of the Federal Rules of Bankruptcy Procedure (the "Bankruptcy Rules") seeking entry of an order (i) approving the Debtor's second amended disclosure statement dated July 12, 2000 (as modified on July 28, 2000, the "Disclosure Statement") in connection with the Debtor's proposed second amended plan of reorganization dated July 12, 2000 (as modified on July 28, 2000, the "Plan"), (ii) establishing solicitation, voting and tabulation procedures and deadlines, (iii) scheduling a hearing to consider confirmation of the Plan, (iv) establishing deadlines and procedures for filing objections to confirmation of the Plan, (v) approving the form and manner of notice of the confirmation hearing; and the Court being satisfied that the granting of relief sought in the Motion is in the best interests of the Debtor, its estate and its creditors; and notice of the Motion having been given to the Office of the United States Trustee for the District of Delaware, counsel for the official committee of unsecured creditors (the "Creditors Committee"), counsel for Congress Financial Corporation ("Congress") and all parties requesting notice pursuant to Rule 2002 of the Bankruptcy Rules; and it appearing that no other or further notice need be given; and the Court having held a hearing on the adequacy of the Disclosure Statement (the "Disclosure Statement Hearing") on July 28, 2000; and upon the record of the Disclosure Statement Hearing; and after due deliberation and sufficient cause appearing therefor; it is hereby


         ORDERED, the the Motion is GRANTED and APPROVED in all respects; and it is further

         ORDERED, that the Disclosure Statement is approved pursuant to section 1125(a) of the Bankruptcy code as containing adequate information; and it is further

         ORDERED, that this Court shall hold a hearing (the "Confirmation Hearing") to consider confirmation of the Plan on September 6, 2000 at 10:30 a.m., Wilmington, Delaware time; and it is further

         ORDERED, that all objections to confirmation of the Plan must be in writing and filed with the Clerk of the United States Bankruptcy Court for the District of Delaware (including a copy for Chambers) and served upon (1) Young Conaway Stargatt and Taylor, LLP, 11th Floor, Rodney Square North, P.O. Box 391,

Wilmington, Delaware 19899-0391, Attn: Pauline K. Morgan, Esq. and Paul, Weiss, Rifkind, Wharton & Garrison, 1285 Avenue of the Americas, New York, New York 10019-6064. Attn: Alan W. Kornberg, Esq., counsel for the Debtor;
(2) Kronish Lieb Weier & Hellman LLP, 1114 Avenue of the Americas, New York, New York 10036-7798. Attn: Lawrence C. Gottlieb, Esq., and Morris, Nichols, Arsht & Tunnell, 1201 N. Market Street, P.O. Box 1347, Wilmington, Delaware 19899-1347. Attn: Robert Dehney, Esq., counsel for the Creditors Committee; and (3) Otterbourg, Steindler, Houston & Rosen, P.C., 230 Park Avenue, New York, New York 10169. Attn: Johnathan Helfat, Esq., counsel for Congress; (4) Andrews & Kurth, L.L.P., 805 Third Ave., New York, New York 10022, Attn: Paul
N. Silverstein, Esq., counsel for the Informal Noteholders Committee; and (5) the Office of the United States Trustee, 601 Walnut Street, Room 950W, Philadelphia, Pennsylvania 19106. Attn: Patricia Striano, in each case so as to be actually filed and received no later than August 30, 2000 at 4:00 p.m., Wilmington, Delaware time (the "Confirmation Objection Deadline"); and it is further

         ORDERED, that the Debtor shall cause a copy of the notice of the Confirmation Hearing, substantially in the form attached as Exhibit A to the Motion (the "Confirmation Hearing Notice"), the form of which is hereby approved, to be (i) mailed by first class United States mail, postage prepaid, in all of their known creditors, indenture trustees and equity security holders, the office of the United States Trustee for this District, the District Director of Internal Revenue for the District of Delaware and the Securities and Exchange Commission, no later than nine (9) days after the entry of this Order approving the Disclosure Statement as containing adequate information and (ii) published once in the national editions of each of THE NEW YORK TIMES and THE WALL STREET JOURNAL, no later than twenty (20) days before the Confirmation Objection Deadline; and it is further

         ORDERED, that no further notice will be given to holders of claims against, or interests in, the Debtor of any adjournment of the Confirmation Hearing or extensions of the Confirmation Objection Deadline, except as announced in open court at the Confirmation Hearing or at any subsequent Confirmation Hearing so announced; and it is further

         ORDERED, that the Debtor's compliance with the terms of this Order, by mailing or causing to be mailed the form of notice of the Confirmation Hearing provided for herein on the dates set forth herein, shall constitute good and sufficient notice and no further notice need be given; and it is further

         ORDERED, that notwithstanding anything to the contrary in Bankruptcy Rules 3017(d) and 3018(a), July 27, 2000 shall be the record date (the "Record Date") for purposes of determining the identity of (a) creditors and equity security holders entitled to receive information and solicitation packages or other materials (as discussed further below) and (b) creditors entitled to vote or accept or reject the Plan; and it is further

         ORDERED, that except as provided below with respect to publicly held securities, within the time set forth in this Order, the Debtor shall transmit, or cause to be transmitted, by first class mail to all of their known creditors and equity security holders as of the Record Date, and all other entities required to be served under Bankruptcy Rules 2002 and 3017, an information and solicitation package (the

"Solicitation Package") containing a copy or conformed printed version of (a) the Disclosure Statement; (b) the Plan (which shall be furnished in the Solicitation Package as an exhibit to the Disclosure Statement); (c) this Order approving the Disclosure Statement; (d) the Confirmation Hearing Notice; (e) a recommendation letter written by the Creditors Committee, in substantially the form of the letter submitted to the Court prior to the Disclosure Hearing, which form of letter is hereby approved; and (f) except as provided below, if such creditor holds an allowed claim in a class entitled to vote on the Plan, one or more ballots (and a pre-addressed, postage-paid return envelope) appropriate for the specific creditor, in substantially the forms of the ballots collectively annexed to the Motion as Exhibit B (as such ballots may be modified for particular classes and with instructions attached thereto), which forms of ballots are hereby approved; and it is further

         ORDERED, that transmittal of Solicitation Packages described above to holders of the Debtor's publicly held notes (the "Public Debt Securities") and the Debtor's equity securities (the "Public Equity Securities") shall be made as follows: Within the time directed by this Order, the Solicitation Package shall be mailed to (a) each holder of record of the Debtor's Public Debt Securities and Public Equity Securities as of the Record Date and (b) each bank or brokerage firm (or the agent therefor) identified by the Debtor's voting agent as an entity through which beneficial owners hold the Public Debt Securities and Public Equity Securities; and it is further

         ORDERED, that United States Trust Company of New York (as the indenture trustee under the indenture pursuant to which the Public Debt Securities were issued) and American Stock Transfer & Trust Company (as registrar for the

Public Equity Securities) shall, within two (2) business days after the Record Date, provide Logan & Company, Inc. ("Logan & Co."), the Debtor's voting, tabulation, and noticing agent (the "Information Agent") with one set of magnetic tapes and a written list containing the names, addresses and holdings of the respective holders of record of the Public Debt Securities and the Public Equity Securities, respectively, as of the Record Date and the names, addresses and holdings of all Depository Trust Company participants that hold the Public Debt Securities and Public Equity Securities, respectively, as of the Record Date; and it is further

         ORDERED, that the banks and brokerage firms (or their agents) through which beneficial owners hold Public Debt Securities or Public Equity Securities shall promptly distribute, with the assistance of the Information Agent, Solicitation Packages to the beneficial owners for which they hold such securities, and such banks and brokerage firms (or their agents) shall cooperate with the Information Agent to accomplish such distribution, and in any event, shall do so no later than August 12, 2000; and it is further

         ORDERED, that the banks and brokerage firms (or their agents) through which beneficial owners hold Public Debt Securities shall obtain the votes of the beneficial owners of the Public Debt Securities by forwarding the Solicitation Package to each beneficial owner of the Public Debt Securities for voting, and shall include a postage-paid return envelope provided by and addressed to the bank, brokerage firm, or agent, so that the beneficial owner may return the completed beneficial owner ballot to that entity. Each bank, brokerage firm, or agent shall summarize the individual votes of its respective beneficial owners from their beneficial owner ballot on an appropriate master ballot, in substantially the form of the master ballot (and instructions attached thereto) annexed to the Motion as Exhibit C (the "Master Ballot"), which form of Master Ballot is hereby approved, and then return the Master Ballot to the Information Agent by the Voting Deadline; and it is further

         ORDERED, that the Debtor shall serve or cause to be served a copy of this Order, once it is entered, upon each transfer agent and each bank and brokerage firm (or their agents) identified by the Information Agent as an entity through which beneficial owners hold Public Debt Securities and Public Equity Securities. In addition, the Debtor shall, upon written request, reimburse such entities for their reasonable, accrual, and necessary out-of-pocket expenses incurred in performing the tasks described above. The Court shall retain jurisdiction to resolve any disputes regarding the payment of such expenses; and it is further

         ORDERED, that notwithstanding any provision of this Order to the contrary, no notice or service of any kind shall be required to be made upon any person to whom the Debtor or its agent mailed a notice of the meeting of creditors under section 341 of the Bankruptcy Code or a notice of final date to file proofs of claim and received either of such notices returned by the United States Postal Service marked "undeliverable as addressed," "moved -- left no forwarding address," "forwarding order expired," or similar marking, unless the Debtor has been informed in writing by such person of that person's correct address; and it is further

         ORDERED, that except as it may relate to the procedures discussed with respect to the Master Ballots, creditors who vote may not split their vote and must vote all of their claims within a particular class either to accept or reject the Plan; and it is further

         ORDERED, that to be counted, ballots for accepting or rejecting the Plan must be RECEIVED by 4:00 p.m., New York time, on August 30, 2000 (the "Voting Deadline") by the Debtor's Information Agent, Logan & Co., at the following address:

         Logan & Company, Inc.
         546 Valley Road
         Upper Montclair, New Jersey 07043
         Attn: Loehmann's, Inc.
               Ballot Tabulation

Ballots may NOT be cast by facsimile transmission; and it is further

         ORDERED, that any ballot timely received, properly executed, containing sufficient information to permit the identification of the claimant, and cast as an acceptance or rejection of the Plan shall be counted and shall be deemed to be cast as an acceptance or rejection of the Plan, as the case may be; and it is further

         ORDERED, that any ballot timely received, properly executed, containing sufficient information to permit the identification of the claimant, and which indicates that the claimant has chosen one of the election alternatives presented on the ballot, but which does not indicate whether the claimant accepts or rejects the Plan, shall be deemed to be cast as an acceptance of the Plan; and it is further

         ORDERED, that each Claim (as defined in the Motion) within a Class of Claims entitled to vote to accept or reject the Plan be temporarily allowed in an amount equal to the amount of such Claim as set forth in a timely filed proof of claim, or, if no proof of claim was filed, the amount of such Claim set forth in the

Debtor's schedules; PROVIDED, HOWEVER, that such allowance shall not be solely for the purpose of voting to accept or reject the Plan and not for the purpose of allowance of, or distribution on account of, such Claim and without prejudice to the rights of the Debtor in any other context; and it is further

         ORDERED, that (a) if a Claim is deemed allowed in accordance with the Plan, such Claim is allowed for voting purposes in the deemed allowed amount set forth in the Plan; (b) if a Claim for which a proof of claim has been timely filed is marked as contingent or unliquidated, the Debtor proposes that such Claim be temporarily allowed for voting purposes only, and not for purposes of allowance or distribution, at $1.00; (c) if a Claim has been estimated or otherwise allowed for voting purposes by order of the Court, such Claim is temporarily allowed in the amount so estimated or allowed by the Court for voting purposes only, and not for purposes of allowance or distribution; (d) if a Claim is listed in the schedules as contingent, unliquidated or disputed and a proof of claim was not (i) filed by the bar date or (ii) deemed timely filed by an order of the Bankruptcy Code prior to the Voting Deadline, the Debtor proposes that such Claim be disallowed for voting purposes and for purposes of allowance and distribution pursuant to Bankruptcy Rule 3003(c); and (e) if the Debtor has served and filed an objection to a Claim at least ten (10) days before the Voting Deadline, the Debtor proposes that such Claim be temporarily disallowed for voting purposes only and not for the purposes of the allowance or distribution, except to the extent and in the manner as may be set forth in the objection; and it is further

         ORDERED, that any creditor seeking to challenge the allowance of its Claim for voting purposes shall serve on the Debtor and file with the Court a motion for an order pursuant to Bankruptcy Rule 3018(a) temporarily allowing such Claim in a different amount for purposes of voting to accept or reject the Plan (a "Rule 3018(a) Motion") on the later of the tenth (10th) day after the date of (a) service of the Confirmation Hearing Notice and (b) service of notice of an objection, if any, to such Claim (the "Rule 3018(a) Motion Deadline"); and it is further

         ORDERED, that the ballot of any creditor filing a Rule 3018(a) Motion should not be counted unless temporarily allowed by the Court for voting purposes, after notice and a hearing; and it is further

         ORDERED, that unless otherwise ordered by the Court after notice and a hearing, the following ballots shall NOT be counted or considered for any purpose in determining whether the Plan has been accepted or rejected:


         (a)  Any ballot received after the Voting Deadline;

         (b) Any ballot that is sent by facsimile transmission, is illegible, or contains insufficient information to permit the identification of the claimant or interest holder;

         (c) Any ballot cast by a person (1) whose claim is scheduled by the Debtor as disputed, contingent or unliquidated and that has not filed a proof of claim or (2) who has filed a proof of claim which is subject to any objection by the Debtor; or

         (d)  Any unsigned ballot;

and it is further

         ORDERED, that whenever two or more ballots are cast voting the same claim prior to the Voting Deadline, the last ballot received prior to the Voting Deadline shall be deemed to reflect the voter's intent and thus to supersede any prior ballots; PROVIDED, HOWEVER, that nothing herein shall affect the Debtor's right to object to the validity of the second ballot on any basis permitted by law, including under Bankruptcy Rule 3018(a), and, if such objection is sustained, the first ballot shall then be counted; and it is further

         ORDERED, that all banks and brokerage firms (or their agents) through which beneficial owners hold Public Debt Securities shall receive and summarize on a Master Ballot all beneficial owner ballots cast by the beneficial owners for which they serve and then return the Master Ballot to the Information Agent; and it is further

         ORDERED, that all banks and brokerage firms (or their agents) shall retain for inspection by the Court the ballots case by beneficial owners for one year following the Record Date; and it is further

         ORDERED, that all creditors submitting a ballot shall state on such ballot either their tax identification number or, in the case of an individual, their social security number; and it is further

         ORDERED, that votes cast by beneficial owners holding Public Debt Securities through a bank or brokerage firm (or their agents) and transmitted by means of a Master Ballot shall be applied against the positions held by such banks or brokerage firms in the applicable Public Debt Security, as evidenced by the record list of holders of the applicable Public Debt Security, or through participation in a securities depository. Votes submitted by a bank or brokerage firm (or their agents) on a Master Ballot shall not be counted in excess of the position maintained by the respective bank or brokerage firm on the Record Date in the applicable security. In summarizing the votes of beneficial owners on a Master Ballot, each bank, brokerage firm or agent shall record the tax identification or social security number of each beneficial owner casting a vote; and it is further

         ORDERED, that to the extent that conflicting votes or over-votes are submitted on a Master Ballot, the Information Agent shall attempt to resolve the conflict or over-vote prior to the Voting Deadline in order to ensure that as many Public Debt Security votes as possible are accurately tabulated; and it is further

         ORDERED, that to the extent that over-votes on a Master Ballot are not reconcilable prior to the Voting Deadline, the Information Agent shall count votes in respect of such Master Ballot in the same proportion as the votes to accept and reject the Plan submitted on the Master Ballot that contained the over-vote, but only to the extent of the applicable bank's or brokerage firm's position on the Record Date in the applicable Public Debt Security; and it is further

         ORDERED, that banks and brokerage firms (or their agents therefor) are authorized to complete multiple Master Ballots, and the votes reflected by such multiple Master Ballots shall be counted, except to the extent that they are duplicative of other Master Ballots. If two or more Master Ballots submitted are inconsistent in whole or in part, the latest Master Ballot received prior to the Voting Deadline shall, to the extent of such inconsistency, supersede and revoke any prior Master Ballot; PROVIDED, HOWEVER, that nothing herein shall affect the Debtor's right to object to the validity of the second Master Ballot on any basis permitted by law, including under Bankruptcy Rule 3018(a), and, if such objection is sustained, the first Master Ballot shall then be counted; and it is further

         ORDERED, that each record holder or beneficial owner of a Public Debt Security shall be deemed to have voted the full principal amount of its claim relating to such Public Debt Security, notwithstanding anything to the contrary on any ballot; and it is further

         ORDERED, that service of all notices and documents described herein in the time and manner as set forth herein shall constitute due, adequate, and sufficient notice, and no other or further notice shall be necessary; and it is further

         ORDERED, that the Debtor be, and hereby is, authorized and empowered to take such steps and perform such acts as may be necessary to implement and effectuate the terms of this Order.

Dated: July 28, 2000
       Wilmington, Delaware


                                      /s/ MARY F. WALRATH
                                      -----------------------------------
                                      MARY F. WALRATH
                                      UNITED STATES BANKRUPTCY JUDGE


Movant to send copies to all
parties and file certificate
of service with the court.

cc: Morgan & UST  7/31/00

                                   EXHIBIT C

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-K/A

                ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended January 29, 2000

                                 Commission File
                                 Number 0-28410

                                LOEHMANN'S, INC.
                                ----------------
            (Exact name of registration as specified in its charter)

           Delaware                                              22-2341356
-------------------------------                               ----------------
(State or other jurisdiction of                               (I.R.S. Employer
incorporation or organization)                               Identification No.)

2500 Halsey Street, Bronx, New York                                 10461
-----------------------------------                                 -----
  (Address of principal offices)                                  (Zip Code)

       Registrant's telephone number, including Area Code: (718) 409-2000
        Securities registered pursuant to Section 12(b) of the Act: None
           Securities registered pursuant to Section 12(g) of the Act:

                                  Common Stock
                   Rights to Purchase Series B Preferred Stock

         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes [X] No [ ]

         Indicate by check mark if disclosure of delinquent filers pursuant to
Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

         The aggregate market value of voting stock held by nonaffiliates of registrant as of April 20, 2000 was $932,449.

         The Company had 9,053,967 shares of Common Stock and 26,087 shares of Class B Common Stock outstanding as of April 20, 2000.

PART I.

ITEM 1.  BUSINESS

The Company

         Loehmann's, Inc. ("Loehmann's" or the "Company"), founded in 1921 as the "Original Designer Outlet," is a leading national specialty retailer of well known designer and brand name women's fashion apparel, men's furnishings, accessories, and shoes offered at prices that are typically 30% to 65% below department store prices. The Company believes it is one of the largest national upscale off-price specialty retailers in the industry. The Company has a strong brand name, loyal customer base and long-standing relationships with leading designers and vendors of quality merchandise. The Company's target customers are relatively affluent women between the ages of 30 and 55 who are attracted to designer and other name brand merchandise offered at exceptional values. As of April 20, 2000, the Company operated 44 stores in major metropolitan markets located in 17 states.

Chapter 11 Filing

         On May 18, 1999 (the "Petition Date"), Loehmann's filed a petition for relief under chapter 11 of the United States Code (the "Bankruptcy Code") with the United States Bankruptcy Court for the District of Delaware. Since the Petition Date, the Company has continued to operate its business and manage its properties as a debtor-in-possession.

         On March 24, 2000, the Company filed a Disclosure Statement (the "Disclosure Statement) and a Plan of Reorganization (the "Plan Of Reorganization") with the Bankruptcy Court. The Disclosure Statement sets forth certain information regarding, among other things, significant events that have occurred during the Company's chapter 11 case and the anticipated organization, operation and financing of reorganized Loehmann's ("Reorganized Loehmann's"). The Disclosure Statement also describes the Plan of Reorganization, certain effects of Plan confirmation, certain risk factors associated with securities to be issued under the Plan, and the manner in which distributions will be made to the Company's creditors under the Plan of Reorganization for all amounts that were owed to such parties on the Petition Date. In addition, the Disclosure Statement discusses the confirmation process and the voting procedures that holders of claims in impaired classes must follow for their votes to be counted.

         The Plan of Reorganization divides the Company's creditors into six classes: Other Priority Claims (Class 1); Other Secured Claims (Class 2); DIP Financing Claims (Class 3); Convenience Claims (Class 4); General Unsecured Claims (Class 5) and Equity Interest (Class 6). Administrative Claims and Priority Tax Claims against the Company have not been classified as provided in the Bankruptcy Code. The definitions for each class of claims is set forth in the Plan of Reorganization and creditors are urged to consult the Plan of Reorganization.

         In general, the Plan of Reorganization provides that holders of Administrative Claims, Priority Tax Claims, Other Priority Claims, and DIP Financing Claims will either receive payment in full in cash on account of their claims or such other treatment as set forth in the Plan of Reorganization. Holders of General Unsecured Claims against the Company will receive their pro rata share of 5,000,000 shares of new common stock of Reorganized Loehmann's. Unsecured creditors holding claims of $2,000 or less will receive cash equal to 50% of the allowed amount of such claim. Holders of claims in excess of $2,000 will be permitted to reduce their claims to $2,000 to receive such treatment.

         Finally, holders of Loehmann's Common Stock (and other instruments evidencing ownership in Loehmann's) will receive no distributions under the Plan of Reorganization and such instruments will be canceled.

         The Plan of Reorganization also sets forth certain information, means for implementation of the Plan of Reorganization, the effect of rejection of the Plan of Reorganization by one or more classes of claims or interests, provisions for how distributions will be made to the Company's creditors, the treatment of executory contracts and leases and conditions precedent to confirmation of the Plan and the occurrence of the effective date of the Plan.

         On April 24, 2000, an order was approved by the Bankruptcy Court (i) approving the disclosure statement, (ii) establishing solicitation, voting, and tabulation procedures and deadlines, and (iii) scheduling a hearing to consider confirmation of the Plan of Reorganization, (iv) establishing deadlines and procedures for filing objections to confirmation of the Plan of Reorganization and (v) approving form and manner of notice of confirmation hearing.

         Although the Plan of Reorganization provides for the Company's emergence from bankruptcy, there can be no assurances given that the Plan will be confirmed by the Bankruptcy Court, or that such Plan will be consummated. At this time, it is not possible to predict the outcome of the Company's chapter 11 case or its effect on the Company's business.

Corporate Structure

         Loehmann's is a Delaware corporation with no subsidiaries. As of January 29, 2000, the Company had authorized 25,000,000 shares of common stock, par value $0.01 per share (the "Common Stock") and 469,237 shares of Class B common stock, par value $0.01 per share (the "Class B Common Stock"), of which 9,053,967 shares of Common Stock and 26,087 shares of Class B Common Stock were issued and outstanding.

         In anticipation of the Company's initial public offering on May 7, 1996, in order to effect a reincorporation from Maryland to Delaware, Loehmann's Holdings, Inc. ("Holdings"), the Company's predecessor, was merged into the Company (the "Merger"). As a result of the Merger, each share of Holdings common stock and Class B common stock was converted into approximately 0.22 shares of the Company's Common Stock and Class B Common Stock, respectively, and the authorized number of shares of Common Stock was increased to 25,000,000.

         On May 10, 1996, the Company issued and sold 3,572,000 shares of Common Stock in its initial public offering and issued and sold $100 million principal amount of the Notes in a concurrent debt offering, resulting in net proceeds of approximately $155 million to the Company. The proceeds received from these offerings were used to redeem indebtedness and all the issued and outstanding shares of the Company's Series A Preferred Stock.

         The Plan of Reorganization as filed with the Bankruptcy Court on March 24, 2000 provides that all stockholders and option holders of the Company shall not be entitled to, and shall not, receive any property or interest in property on account of their shares of Common Stock and options to purchase Common Stock. If the Plan of Reorganization is approved, the Company's unsecured creditors will receive all of the Company's Common Stock. As discussed above, the Plan of Reorganization has not yet been approved by the Company's creditors or confirmed by the Bankruptcy Court. No assurance can be given that such approvals will be obtained.

        In September 1998, the Company adopted a stockholder rights plan (the "Plan") designed to protect the long-term value of the Company for its stockholders during any future unsolicited acquisition attempt. In connection with the Plan, the Board of Directors declared a dividend of one preferred share purchase right (a "Right") for each share of the Company's Common Stock outstanding on October 5, 1998 (the "Record Date"). The Rights will expire on October 5, 2008.

         The Rights will be exercisable only if a person or group acquires 15% or more of the Company's Common Stock or announces a tender offer upon the consummation of which would result in ownership by a person or group of 15% or more of the Company's Common Stock. Each Right will entitle stockholders to buy one one-hundredth of a share of a new series of preferred stock at an exercise price of $15.00.

         If Loehmann's is acquired in a merger or other business combination transaction after a person has acquired 15% or more of the Company's outstanding Common Stock, each Right will entitle its holder to purchase, at the Right's then-current exercise price, a number of the acquiring company's common shares having a market value of twice such price. In addition, if a person or group acquires 15% or more of the Company's outstanding Common Stock, each Right will entitle its holder (other than such person or members of such group) to purchase, at the Right's then-current exercise price, a number of the shares of Common Stock having market value of twice such price.

         Under certain circumstances, the Board of Directors may exchange the Rights, in whole or in part, at an exchange ratio of one share of Common Stock (or one-hundredth of a share of the new series of preferred stock) per Right.

         Prior to the acquisition by a person or group of beneficial ownership of 15% or more of the Company's Common Stock, the Rights are redeemable for one cent per Right at the option of the Board of Directors. Prior to such time, the terms of the Rights may be amended by the Board of Directors.

Industry Overview

         Women's Apparel

         According to published reports, total retail sales of women's apparel and accessories in the United States were in excess of $96.0 billion in 1999. The womenswear industry is served by a variety of distribution channels including department stores, specialty stores and off-price retailers.

         The women's apparel industry is categorized into five product classifications: designer, bridge, better, moderate and budget. Designer merchandise is the most expensive product classification and is characterized by high fashion styling. Designer brands include Donna Karan, Calvin Klein, Ralph Lauren and Anne Klein. Bridge products are typically brand name merchandise which may carry designer labels but are less expensive than the designer classification and allow customers to purchase designer-like merchandise at below designer prices. Bridge brands include DKNY, Anne Klein II, CK/Calvin Klein, Emanuel and Tahari. Apparel in the better classification carries brand name labels but is less expensive than bridge apparel. Better brands include BCBG, Jones New York, Kasper, Polo and Harve Benard. Merchandise in the moderate classification is also generally brand name but is a less expensive product category. Moderate brands include Leslie Fay. Budget merchandise is the least expensive product classification.

         Designer and bridge merchandise is generally sold in finer department stores such as Bloomingdale's, Lord & Taylor, Nordstrom and Saks Fifth Avenue. Because manufacturers of designer and bridge merchandise are very concerned about maintaining the upscale image of their trademarks, they are typically selective about which retailers carry their products.

         Other Products

         The men's apparel industry includes tailored apparel (suits, formalwear, slacks, sportcoats and outer wear), sportswear (casual pants, sportshirts, sweaters and jackets) and furnishings (dress shirts, ties, belts, suspenders, underwear, socks, scarves and gloves). Loehmann's offers primarily men's furnishings to its customers.

         The men's furnishings industry is served by a variety of distribution channels including department stores, specialty menswear stores, off-price retailers and catalog retailers. The Company offers primarily designer and name brand men's furnishings, which are generally sold in finer department stores and specialty stores such as Bloomingdale's, Lord & Taylor, Nordstrom, Saks Fifth Avenue and Brooks Brothers.

Business Strategy

         The Company's strategy is to deliver value to its customers by offering at substantial discounts a wide selection of high quality in-season merchandise. The Company believes that it differentiates itself from finer department stores by offering similar merchandise at significantly lower prices and from other off-price apparel retailers by offering a broader range of designer, bridge and better merchandise. The principal elements of the Company's business strategy are as follows:

         Emphasis on In-Season High Quality Merchandise

         The Company offers a wide selection of in-season, high-quality, name brand merchandise. The Company, like finer department stores, is known for carrying name brand merchandise, including Donna Karan, Calvin Klein, Ralph Lauren, Tahari, Dana Buchman, and Emanuel.

         Value Pricing

         The Company provides its customers with exceptional value by offering its merchandise at prices that are typically 30% to 65% below prices charged by department stores for the same items and that are comparable to prices charged by other off-price retailers.

         Capitalize on Long-Standing Vendor Relationships

         Loehmann's believes that it is a popular choice for well known designers who believe that their prestige will be preserved by having their merchandise offered by Loehmann's because of its high quality image and affluent customer base. Loehmann's long-standing vendor relationships and its ability to sell large quantities of goods have provided the Company with ready access to a wide selection of merchandise.

         Broader Merchandise Categories

         The Company has broadened its appeal over the past several years by expanding its merchandise mix to include men's, gifts, shoes, young contemporary, fragrances and a broader range of accessories and intimate apparel. These items, which typically generate higher gross margins than the Company's traditional apparel categories, accounted for approximately 33% of the Company's net sales in fiscal 1999, an increase from 21% in fiscal 1995.

         No-Frills Store Format

         In order to provide its customers with exceptional value while maximizing profitability and cash flow, the Company is focused on maintaining an efficient, low-cost operating structure. Key elements of this focus include the Company's no-frills, self-service store format. All stores are low maintenance, simple, and functional facilities designed to maximize selling space and contain overhead costs.

         Flexible Purchasing Strategy

         The Company relies on a flexible purchasing strategy under which it enters any given month with a substantial portion of its purchasing requirements unfulfilled. This strategy enables the Company to react to sales trends, fashion trends and changing customer preferences while enhancing the Company's ability to negotiate with its vendors and take advantage of market inefficiencies and opportunities as they may arise.

Merchandising

         Selection

         The Company offers a wide selection of women's sportswear, dresses, suits, outerwear, coats, accessories, intimate apparel and shoes, as well as a selection of gifts and men's furnishings. The Company does not offer budget merchandise in its stores. Most of the Company's merchandise is in-season and is, therefore, generally available at Loehmann's during the same selling season as it is available in department stores. The Company offers name-brand merchandise from designers such as Anne Klein, Calvin Klein, Donna Karan and Ralph Lauren.

         The following table shows the percentages of the Company's net sales attributable to its various product categories for fiscal 1995 through fiscal 1999:

                                     1995        1996       1997        1998        1999
                                     ----        ----       ----        ----        ----
Sportswear .......................   47.6%      48.1%       47.8%       47.0%       45.8%
Dresses and suits ................   26.0       24.6        22.9        17.3        16.6
Coats and outerwear ..............    5.1        5.0         4.7         4.4         4.2
Accessories/intimate apparel .....   14.5       14.6        13.6        13.0        12.6
Shoes ............................    5.5        5.8         6.5         6.1         5.9
Men's ............................      -          -         2.5         7.6        10.1
Gifts.............................      -         .3          .6         1.7         2.3
Other ............................    1.3        1.6         1.4         2.9         2.5

Total ............................  100.0%     100.0%      100.0%      100.0%      100.0%

         All Loehmann's stores carry items from each of its merchandise categories. However, the allocation of merchandise among the stores varies based upon factors relating to the demographics and geographic location of each store as well as the size of the store and its ability to display adequately the merchandise.

         Pricing

         The Company seeks to provide its customers with exceptional value by offering its merchandise at prices that are typically 30% to 65% below prices charged by department stores for the same items and that are comparable to or lower than prices charged by other off-price retailers. The Company's central buying staff adheres to a disciplined approach of acquiring merchandise that enables the Company to consistently offer its merchandise at favorable prices. Each item of merchandise offered by the Company carries a price tag displaying the Company's price as well as the typical department store's initial price for the same item.

         The Company has historically used a cyclical permanent markdown policy to reduce prices automatically as goods age. Over the past several years, this policy was modified in response to a more promotional competitive environment. As department stores increased their promotional pricing, Loehmann's included promotional coupons in its customer mailings. These coupons generally allow customers to receive a discount on any merchandise in the store. The popularity of these coupons had resulted in an increase in point-of-sale markdowns, which the Company had partially offset by decreasing permanent markdowns. The Company has returned to a cyclical permanent markdown policy.

Vendor Relationships and Purchasing

         Many of the Company's most active suppliers have been selling merchandise to the Company for at least 10 years. Because of these long-standing vendor relationships and its ability to sell large quantities of goods, the Company has ready access to a wide selection of merchandise.

         The Company does not engage in significant forward purchasing and a large portion of its purchasing requirements in any given month intentionally remains unfulfilled at the beginning of the month. This strategy enables the Company to react to fashion trends and changing customer preferences while enhancing the Company's ability to negotiate with its vendors and take advantage of market inefficiencies and opportunities as they may arise. Although the Company has always been able to fulfill its inventory needs, its opportunistic purchasing strategy does not always permit Loehmann's to purchase specific types of goods. For example, certain types of popular merchandise may be unavailable in certain sizes or colors depending on market conditions.

         The Company purchases a majority of its inventory during the manufacturer's selling season, enabling the Company to offer merchandise during the same selling season as it is available in department stores. The Company also purchases a portion of its inventory at the end of the season, when the Company is prepared to purchase a manufacturer's remaining items at an even steeper discount. Vendors who sell to the Company do not need to build into their price structure any anticipation of returns, markdown allowances or advertising allowances, all of which are typical in the department store industry.

         The Company purchases its inventory from over 400 suppliers, which in many cases include separate divisions of a single manufacturer or designer. These suppliers include a substantial majority of the designer and name brand apparel manufacturers in the United States. Some purchases are also made in the European market, primarily Italy. The Company does not have any long-term supply contracts with its suppliers.

         The Company maintains its own central buying staff, comprised of 16 experienced off-price buyers, many of who also have extensive experience with traditional department stores. Historically, the Company has had very low turnover within its buying group, enabling Loehmann's to capitalize on an experienced, respected group of buyers capable of enhancing the Company's already strong vendor relationships.

Store Layout

         The Company's store format and merchandise presentation are designed to project the image of deep discount and exceptional value, as well as to emphasize the Company's niche as the off-price equivalent of an upscale specialty store. The Company's stores are divided into two shopping areas: a large, open selling area with wall-to-wall merchandise and a smaller, separate, and more intimate area called The Back Room. All stores are low maintenance, simple and functional facilities designed to maximize selling space and contain overhead costs. Store layouts are flexible in that product groupings can be easily moved or expanded. All stores have two or more communal fitting rooms. However, in response to customer preferences, private fitting rooms have been added in most stores. Because Loehmann's is committed to maintaining virtually all of its in-store inventory on the selling floor, its stores do not require significant space devoted to inventory storage.

         Loehmann's presents moderate and better sportswear, dresses and suits, as well as all outerwear, men's, accessories, intimate apparel and shoes on the main selling floor. Designer, bridge and import merchandise, including evening dresses and suits, are displayed in The Back Room. The Back Room provides a key point of differentiation to the consumer, as it projects the image of designer goods sold in a no-frills environment and, therefore, at exceptional values. Although Loehmann's estimates that The Back Room generally accounts for only approximately 10% to 15% of a typical store's selling space, The Back Room has historically generated approximately 27% of the company's apparel revenues.

Distribution

         The Company operates two distribution facilities: a 126,000 square foot centralized distribution center located at the Company's Bronx's headquarters and a 272,000 square foot facility in Rutherford, New Jersey. The Company began leasing the Rutherford facility in May 1999. That facility replaces a 150,000 square foot warehouse facility in Secaucus, New Jersey and a 32,000 square foot satellite facility the Company formerly maintained in the Bronx.

          As merchandise arrives at the distribution center, it is priced, ticketed, assigned to individual stores by the Company's merchandising systems, packaged for delivery and transported to the stores.

Marketing and Advertising

         Over the years, Loehmann's has principally relied on word-of-mouth advertising. In the last three fiscal years, Loehmann's has significantly increased its advertising expenditures, predominantly for direct mail and, to a lesser extent, for newspaper advertising.

         A significant portion of Loehmann's advertising efforts involve direct mail announcements to members of The Insider Club, a free membership program. Members receive notification of special events throughout the year and a 15% discount on their birthdays. The list of members now includes approximately one million active customers (those who have shopped at Loehmann's within the past 12 months). Loehmann's has developed a database of customer information from Insider Club members. This database allows Loehmann's to track purchase activity of current customers. These customers accounted for approximately 75% of total company sales in fiscal 1999.

Store Operations

         The Company's stores are organized into several geographic districts, each with a regional manager. Regional managers monitor the financial performance of the stores in their respective geographic districts and frequently visit stores to ensure adherence to the Company's merchandising, operations and personnel standards. The typical staff for a Loehmann's store consists of a store manager, a number of associate and department managers, sales specialists and additional full and part-time hourly associates depending upon the store's needs.

         Senior management meets with the regional managers on a periodic basis to maintain a clear line of communication. In addition, mystery shoppers shop the stores to help ensure that sales associates are friendly, helpful and maintain all of the company's merchandising, customer service and loss prevention standards. New store management personnel currently complete a training program at a designated training store before assuming management responsibility. Sales specialists receive product and customer service training at the store level.

Management Information Systems

         Each Loehmann's store is linked to the Company's headquarters through a point-of-sale system that interfaces with an IBM RS6000 computer equipped with integrated merchandising, distribution and accounting software packages. The Company's point-of-sale computer system has features that include merchandise scanning, the capture of customer sales information and on-line credit card approval. These features improve transaction accuracy, speed and checkout time as well as increase overall store efficiency.

         The Company's management information and control systems enable the Company's corporate headquarters to promptly identify sales trends, identify merchandise to be marked down and monitor merchandise mix and inventory levels at individual stores.

         The Company has outside service contracts to maintain its computer software programs and all modifications and conversions in respect with Year 2000 issues were completed on a timely basis. The total dollar amount that the Company spent to address the year 2000 issue did not have a material financial impact.

Employees

         As of April 20, 2000, the Company had 2,185 employees, of whom 1,629 were store sales and clerical employees, 158 performed store managerial functions, and 398 were corporate and warehouse personnel. Except for managerial employees, professional support staff and the Company's buyers, all employees are paid on an hourly basis. None of the Company's employees are represented by a labor union. The Company believes that its employee relations are good.

Trademark and Service Mark

         Loehmann's name is registered as a trademark and a service mark with the United States Patent and Trademark Office. Loehmann's believes its trademark and service mark have received broad recognition and their continued existence is important to the Company's business.

Competition

         The off-price fashion apparel business is highly competitive. The Company competes primarily with finer department stores by offering a wide selection of comparable quality merchandise at significantly lower prices. Many department stores have increased their promotional efforts, although such promotions are typically focused on moderate merchandise. Should finer department stores continue to price more aggressively, the Company's margins may be adversely affected. Most of the department stores and some of the off-price and discount retailers with which the Company competes have access to substantially greater financial and marketing resources than those available to the Company.

         The Company also faces competition from factory outlet malls and a variety of off-price and discount retailers, some of which are relatively new companies, but many of which are established retail chains or divisions thereof. Such competitors include Marshall's, Saks Off 5th, Syms, Burlington Coat Factory and T.J. Maxx.

Restructuring Activities

         Since the Petition Date, management of the Company and its advisors in the bankruptcy proceedings have conducted an extensive analysis of business operations with the objective of making the changes necessary to improve operating performance. The Company has devised a comprehensive strategy to define, manage and operate the business going forward including the following:

         The Back Room

         The Back Room is a separate area of each Loehmann's store that is smaller and more intimate than the large, open selling area. The Back Room offers a large assortment of bridge and designer apparel and provides a key point of differentiation for the Company in the women's apparel market. The Company has expanded the Back Room inventory to re-establish its unique niche and use this more exclusive, high-end merchandise to attract customers and increase sales.

         Consistent Value

         The Company derives its competitive advantage from its ability to consistently offer merchandise at prices 30% to 65% below department stores prices. In order to promote its positioning as offering the best everyday low prices, the Company has modified its promotional strategies. The Company believes that it can offer a more consistent and distinguishable value proposition if merchandise is priced using permanent markdowns as opposed to promotional events and point-of-sale markdowns. By taking timely permanent markdowns, the Company will also be able to better control inventory and gross margins.

         Cost Reductions

         The Company has restructured its corporate management and as a result has reduced corporate expenses by approximately $4.0 million on a annual basis. These reductions were made in July 1999 and in January 2000. In addition, as a result of the chapter 11 filing the Company has the opportunity to renegotiate leases with landlords to achieve rent reductions. The Company expects these negotiations will be concluded shortly.

Risk Factors

         An investment in the Company is subject to certain risks. These risks are associated with the Company's chapter 11 case, its history of losses, the ongoing competitive pressures in the apparel industry, changes in the level of consumer spending or preferences in apparel, potential disruptions in the relationships established with certain vendors and the Company's reliance on key personnel. Future economic and industry trends that could potentially impact revenue and profitability are difficult to predict. See "Special Note Regarding Forward-looking Statements."

         History of Losses

         The Company has incurred net losses in each fiscal year since fiscal 1995. There can be no assurance that such losses will not continue in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

         Competition

         All aspects of the women's apparel industry, including the off-price retail segment, are highly competitive. The Company competes primarily with department stores, other off-price retailers, specialty stores, discount stores and mass merchandisers, many of which have substantially greater financial and marketing resources than the Company. Finer department stores, which constitute the Company's principal competitors, offer a broader selection of merchandise and higher quality service. In addition, many department stores have become more promotional and have reduced their price points, and certain finer department stores and certain of the Company's vendors have opened outlet stores which offer off-price merchandise in competition with the Company. Accordingly, the Company may face periods of intense competition in the future which could have an adverse effect on its financial results. See "Competition."

         Adequate Sources of Merchandise Supply

         The Company's business is dependent to a significant degree upon its ability to purchase quality merchandise at substantially below normal wholesale prices. The Company does not have any long-term supply contracts with its suppliers. The loss of certain key vendors or the failure to establish and maintain relationships with popular vendors could have a material adverse effect on the Company's business. The Company believes it currently has adequate sources of quality merchandise; however, there can be no assurance that the Company will be able to acquire sufficient quantities and an appropriate mix of such merchandise at acceptable prices.

         The Company is also dependent upon financing from its trade creditors. If any such financing were to become unavailable for any reason, there could be a material adverse effect on the Company.

         Merchandise Trends

         The Company's success depends in part on its ability to anticipate and respond to changing merchandise trends and consumer preferences in a timely manner. Accordingly, any failure by the Company to anticipate, identify and respond to changing fashion trends could adversely affect consumer acceptance of the merchandise in the Company's stores, which in turn could adversely affect the Company's business and its image with its customers. If the Company miscalculates either the market for its merchandise or its customers' purchasing habits, it may be required to sell a significant amount of unsold inventory at below average markups over the Company's cost, or below cost, which would have an adverse effect on the Company's financial condition and results of operations.

         Impact of Economic Conditions on Industry Results

         The Company's business is sensitive to customers' spending patterns, which in turn are subject to prevailing economic conditions. There can be no assurance that consumer spending will not be affected by economic conditions, thereby impacting the Company's growth, net sales and profitability. A decline in economic conditions in one or more of the markets in which the Company's stores are concentrated, mainly California and the Northeast, could have an adverse effect on the Company's financial condition and results of operations.

         Dependence on Key Personnel

         The Company's success depends to a significant extent upon the performance of its senior management team, particularly Robert N. Friedman, Chairman and Chief Executive Officer and Robert Glass, President and Chief Operating Officer. The loss of services of any of the Company's executive officers could have a material adverse impact on the Company. The Company's success will depend on its ability to motivate and retain its key employees and to attract and retain qualified personnel in the future.

Special Note Regarding Forward-looking Statements

         Certain statements under the captions "Business," "Management's Discussions and Analysis of Financial Condition and Results of Operations" and elsewhere in this Form 10-K or incorporated by reference herein, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions; competition; success of operating initiatives; development and operating costs; advertising and promotional efforts; brand awareness; the existence or adherence to development schedules; the existence or absence of adverse publicity; availability and terms of trade credit and other financing; availability, locations and terms of sites for store development; changes in business strategy or development plans; quality of management; availability, terms and deployment of capital; business abilities and judgment of personnel; availability of qualified personnel; labor and employee benefit costs; changes in, or the failure to comply with, government regulations; construction costs; the timing of and success in obtaining approvals for the Plan of Reorganization; the successful implementation of restructuring activities and initiatives; and other factors referenced in this report.

ITEM 2.  PROPERTIES

         As of April 20, 2000, the Company operated 44 stores in 17 states. The Company does not own any of its stores and has no manufacturing facilities.

         Indicated below is a listing of the regions in which the Company operates its stores:

                                                   Percent of
         Region                     Number of   Fiscal Year 1999
                                     Stores         Sales (1)
         ---------------------------------------------------------
         California ...........              12             30.4%
         New York  ............               7              23.5
         New Jersey ...........               5              11.0
         Other Mid-Atlantic ...               4               9.0
         Florida ..............               4               8.8
         Midwest ..............               3               4.4
         Texas ................               3               4.2
         Other West ...........               3               3.6
         Other Southeast ......               2               3.0
         New England ..........               1               2.1
                                            ---            ------
                                             44             100.0%
                                            ===            ======

          (1) These percentages exclude sales from the Company's fourteen stores closed in fiscal 1999 and the eleven stores closed in March 2000.

Leases

         The Company follows the general industry practice of leasing all of its stores. The Company's stores range in size from 9,000 to 60,000 square feet and are held under leases expiring from 2000 to 2021, excluding option periods. The leases for the company's stores typically provide for a 15- to 20-year term with three five-year renewals that are automatic unless the Company elects to terminate the lease. The rental rate is a fixed amount rather than a contingent payment based on a store's gross sales. The leases typically contain tax escalation clauses and require the Company to pay insurance, utilities, repair and maintenance expenses. Increases in the fixed rent payable during the renewal terms are generally less than 10% to 15% of the base rent (although this percentage may increase for new stores). The leases have initial or renewal terms expiring as follows: 1999-2000 (6 stores); 2001-2003 (13 stores); 2004-2006 (8 stores); and 2007 and later (17 stores).

         The six leases that expire by year-end fiscal 2000 have renewal options. The Company has generally been successful in renewing its store leases as they expire.

         The Company leases the land for its 153,000 square foot facility located in the Bronx, New York, which serves as its corporate headquarters and as the site of its central warehousing and distribution operations (the "Bronx Facility"). This facility contains 27,000 square feet of office space and 126,000 square feet of warehouse space. The ground lease with respect to the land on which the facility is situated provides for aggregate annual base rental payments of $37,500. The lease expires in 2010, but is renewable at certain increased rates until 2050. The Bronx Facility is subject to a mortgage with the City of New York, "Industrial Development Bonds," which the Company believes will be paid off by the Confirmation Hearing. Loehmann's' lease for the Rutherford, New Jersey facility provides for annual rental payments of $1,251,000.

ITEM 3. LEGAL PROCEEDINGS

         On May 18, 1999 (the "Petition Date"), the Company filed a petition for relief under chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. Since the Petition Date, the Company has continued to operate as a debtor-in-possession under the Bankruptcy Code. As a result of the filing of the chapter 11 case, all pending litigation against the Company became automatically stayed as provided in the Bankruptcy Code.

         Forty Three Apparel, Inc. v. Loehmann's Department Stores, Inc., The Bigio Group, LLC, Debbie Friedman and Robert Friedman (Bankr. Ct. S.D.N.Y.). On December 10, 1998, a complaint was filed by Forty Three Apparel, Inc. against the Company in the United States Bankruptcy Court for the Southern District of New York. The complaint also named, as co-defendants, Robert Friedman (the Chief Executive Officer of the Company), his wife, Debbie Friedman and the Bigio Group, LLC, a company affiliated with Ms. Friedman.

         The action alleges that the Company breached its contractual obligations to Forty Three Apparel, a vendor with whom it did business, by allegedly canceling certain orders from Forty Three Apparel and taking certain allegedly unauthorized credits and/or deductions with respect to Forty Three Apparel's account. Forty Three Apparel claims $700,000 in compensatory damages from the Company. Forty Three Apparel alleges that Mr. Friedman induced this alleged breach of contract and claims as against Mr. Friedman, $700,000 in compensatory damages and $10,000,000 in punitive damages on that claim. Management believes that the Company has substantial and meritorious defenses to these claims. Mr.

Friedman and his counsel have advised the Company that Mr. Friedman also believes he has substantial and meritorious defenses to these claims.

         The action further alleges claims of unfair competition, unjust enrichment, misappropriation and inducement of Ms. Friedman's alleged breach of fiduciary duty to Forty Three Apparel against the Company and others, all apparently arising from the alleged use of confidential information obtained by Ms. Friedman while an employee of Forty Three Apparel and from the Company's and Mr. Friedman's alleged participation in this conduct. On these claims, Forty Three Apparel is seeking $20,000,000 in compensatory damages and $10,000,000 in punitive damages from the Company and Mr. Friedman. Management believes that the Company has substantial and meritorious defenses to these claims. Mr. Friedman and his counsel have advised the Company that Mr. Friedman also believes he has substantial and meritorious defenses to these claims.

         The Company has submitted an Answer to the Complaint, generally denying the material allegations of the Complaint as against the Company, and has asserted counterclaims against Forty Three Apparel alleging breach of contractual obligations and fraud. The Company seeks compensatory damages in an amount to be determined at trial but not less than $1,000,000 on the breach of contract claim and fraud claim respectively, and punitive damages on the fraud claim in an amount to be determined at trial but not less than $2,000,000. In the event that Forty Three Apparel is successful under any of its claims against the Company, should the Company's Plan of Reorganization be approved and confirmed, Forty Three Apparel will be treated as a general unsecured creditor of the Company with respect to such claims.

         The Forty Three Apparel lawsuit has been stayed with respect to the Company pursuant to the Company's chapter 11 filing. The action is still proceeding against the other named defendants. The litigation stay imposed on Forty Three Apparel's alleged claims against the Company by virtue of the Company's reorganization proceeding was partially lifted to allow for limited discovery of the Company's documents and depositions of certain of the Company's employees, all of which discovery has now taken place. Otherwise, the Forty Three Apparel litigation remains stayed as against the Company.

         The Company's charter and by-laws require the Company, to the extent permitted by law, to indemnify its officers and directors against suits brought against them in connection with their positions as officers and directors of the Company. As a result, the Company may in the future advance or reimburse certain litigation-related amounts to Mr. Friedman.

         In addition, the Company may be a party to various other legal proceedings, many of which involve claims for coverage encountered in the ordinary course of business. Based on information presently available, the final outcome of all such proceedings should not have a material adverse effect upon the Company's results of operations or financial condition.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

         None, during the fourth quarter of fiscal 1999.

PART II.

ITEM 5.  MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

         The Company's common stock had been traded on the NASDAQ National Market System since

May 7, 1996 under the symbol LOEH. On May 27, 1999 the Company's Common Stock was delisted from the NASDAQ National Market System for failure to meet continued listing standards. Since that date the Company's Common Stock has been quoted on the OTC Bulletin Board under the symbol LOEHQ. As of March 29, 2000, there were approximately 100 shareholders of record of the Company's common stock. The following table shows the high and low sales price for the Company's common stock for each quarterly period from May 2, 1998 through January 29, 2000.

       Fiscal Quarter Ended                               High         Low
       --------------------                               ----         ---
       May 2, 1998..................................    $ 6.13      $ 3.13
       August 1, 1998 ..............................    $ 6.94      $ 3.81
       October 31, 1998 ............................    $ 5.38      $ 2.00
       January 30, 1999 ............................    $ 3.69      $ 1.03
       May 1, 1999..................................    $ 2.69      $ 1.06
       July 31, 1999 ...............................    $ 1.75      $ 0.06
       October 30, 1999 ............................    $ 0.27      $ 0.06
       January 29, 2000 ............................    $ 0.34      $ 0.05


         On January 29, 2000, the closing market price of the Company's common stock was $0.22. The Company has not paid dividends on its common stock or its Class B Common stock since inception and does not anticipate paying a cash dividend in the foreseeable future. The Plan of Reorganization provides that all stockholders and option holders of the Company shall not be entitled to, and shall not, receive any property or interest in property or on account of their shares of Common Stock and options to purchase Common Stock. If the Plan of Reorganization is approved, the Company's unsecured creditors will receive all of the Company's Common Stock.

ITEM 6.  SELECTED FINANCIAL DATA

                                                           1999             1998             1997             1996             1995

Net Sales                                            $  386,030       $  432,017       $  443,310       $  417,758       $  386,090
Net loss applicable to common stock                  $   33,468       $    5,148       $   15,672       $    1,216       $   17,019
Diluted net loss per share applicable to common      $     3.69       $     0.57       $     1.75       $     0.14       $     3.12
stock
Total Assets                                         $  147,073       $  188,693       $  189,226       $  176,200       $  163,611
Long-Term obligations                                $        -       $  139,403       $  131,360       $  107,850       $  131,733
Redeemable Series A preferred stock                  $        -       $        -       $        -       $        -       $   15,279

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

         The table below sets forth certain financial data of the Company expressed as a percentage of net sales for the periods indicated:

                                                                        Fiscal Year (1)

                                                               1999          1998           1997
Net sales ..........................................          100.0%        100.0%         100.0%
Gross margin........................................           30.9          31.7           28.4
Selling, general and administrative expenses........
     Occupancy costs................................            7.9           7.1            6.2
     Other selling, general and administrative......           21.9          19.8           18.9
Total selling, general and administrative expenses..           29.8          26.9           25.1
Depreciation and amortization ......................            3.1           2.8            2.6
Charge for store closings and impairment of assets .              -          (0.3)           1.3
Operating (loss) income ............................           (2.0)          2.3           (0.6)
Interest expense, net ..............................            1.5           3.4            2.9
Loss before income taxes ...........................           (3.5)%        (1.0)%         (3.5)%

--------------
(1)      Numbers may not total due to rounding.

         The following table sets forth certain financial and operating statistics of the Company:

                                                                1999             1998             1997
Inventory ..........................................         $46,674,000      $69,605,000      $67,521,000
Capital expenditures................................           4,454,000        9,938,000       16,687,000
Working capital.....................................          22,698,000       31,480,000       27,092,000
DIP credit agreement................................           9,120,000         -                -
Outstanding line of credit..........................           -               41,880,000       33,771,000
Long-term debt......................................           -              139,403,000      131,360,000
Stockholder's (deficit) equity......................         (28,848,000)       4,618,000        9,706,000

Number of stores (1)................................                  55               69               76
Total square footage................................           1,165,000        1,452,000        1,492,000
Average Square feet per store.......................              21,200           21,000           19,600

--------------
(1)      Eleven stores were closed after year end 1999.

         As previously noted, the Company is currently operating its business as a debtor-in-possession under chapter 11 of the Bankruptcy Code. Continuation of the Company as a going concern is contingent upon, among other things, confirmation by the Bankruptcy Court and the Company's creditors of a reorganization plan and the Company's ability to return to profitability and generate sufficient cash from operations.

Fiscal 1999 Compared to Fiscal 1998

         Net sales were $386.0 million for fiscal 1999, a decrease of approximately $46.0 million, or 10.6%, compared to $432.0 million during fiscal 1998. Comparable store sales (sales at stores that were in operation for both periods) decreased by 5.3% during fiscal 1999 as compared to fiscal 1998. The Company opened no new stores in fiscal 1999 and 3 new stores in fiscal 1998, and closed 14 stores in fiscal 1999 and 10 stores in fiscal 1998. The decrease in reported net sales for fiscal 1999 is the result of (i) the stores closed during the year, partially offset by increased sales at the new stores opened in 1998 and (ii) the decrease in comparable store sales due, in part, to the business interruption following the bankruptcy filing of the Company.

         Gross profit from operations, before markdowns related to closed stores, decreased by approximately $13.0 million to $125.3 million during fiscal 1999 as compared to $138.3 million for fiscal 1998. Gross margin as a percentage of net sales, before markdowns related to closed stores, increased to 32.5% for fiscal 1999 from 32.0% in the prior fiscal year. Gross profit, including markdowns related to closed stores in fiscal 1999 and 1998 of $6.1 million and $1.2 million respectively, decreased by approximately $17.9 million during fiscal 1999 to $119.2 million as compared to $137.1 million in fiscal 1998. Gross margin as a percentage of net sales, after markdowns related to closed stores, decreased to 30.9% in fiscal 1999 from 31.7% in the prior year.

         The decrease in gross margin of (0.8) percentage points from 31.7% to
30.9 % is primarily the result of: (i) a one time charge in fiscal 1999 for the liquidation of inventory in fourteen stores closed in 1999 which represents (1.2) percentage points, offset by a (ii) decrease in markdowns and a change in merchandise mix toward higher margin categories which represents 0.4 percentage points.

         Selling, general and administrative expenses decreased by approximately $1.2 million to $114.9 million in fiscal 1999 as compared to $116.1 million in fiscal 1998. As a percentage of net sales, selling, general and administrative expense increased to 29.8% in fiscal 1999 from 26.9% in the prior fiscal year. The dollar decrease in selling, general and administrative expenses was primarily related to a reduction in payroll and advertising related to the closing of 14 stores.

         Depreciation and amortization for fiscal 1999 decreased by approximately $0.2 million to $12.0 million as compared to $12.2 million for the prior fiscal year. The decrease in depreciation and amortization is attributable to: (i) a decrease in depreciation related to the closing of the fourteen stores in 1999 and, a decrease in depreciation associated with the natural retirement of certain assets, offset by (ii) a increase in depreciation associated with $4.5 million of capital expenditures for 1999.

         As a result of the items explained above, operating income decreased by $17.7 million to a loss of $(7.7) million, or (2.0)% of sales, in fiscal 1999 as compared to an operating income of $10.0 million, or 2.3% of sales, in fiscal 1998.

         Interest expense decreased by $8.7 million to $5.8 million for fiscal 1999 as compared to $14.5 million for fiscal 1998 due to the reclassification of the 11 7/8 % Senior Notes to "Liabilities subject to compromise". No interest on the Senior Notes has been accrued or paid since the Petition Date. As a result, interest expense on the Senior Notes was $3.3 million in fiscal 1999 compared to $11.3 million in 1998. See Note 4 of the Financial Statements.

        Reorganization costs for fiscal year 1999 were $19.9 million and included $10.1 million for the write-off of assets at closed stores, $5.7 million for professional fees, $2.3 million for lease rejection claims and $1.8 million for other expenses. The amount of $2.3 million for leases rejection claims is net of proceeds from the sale of leases of $2.4.

Fiscal 1998 Compared to Fiscal 1997

         Net sales were $432.0 million for fiscal 1998, a decrease of approximately $11.3 million, or 2.5%, compared to $443.3 million during fiscal 1997. Comparable store sales (sales at stores that were in operation for both periods) decreased by 1.6% during fiscal 1998 as compared to fiscal 1997. The Company opened three new stores in fiscal 1998 and seven new stores in fiscal 1997, and closed ten stores in fiscal 1998 and four stores in fiscal 1997. The decrease in reported net sales for fiscal 1998 is the result of (i) the stores closed during the year, partially offset by increased sales at the new stores opened in 1998 and 1997 and (ii) the decrease in comparable store sales.

         Gross profit from operations, before markdowns related to closed stores, increased by approximately $8.9 million to $138.3 million during fiscal 1998 as compared to $129.4 million for fiscal 1997. Gross margin as a percentage of net sales, before markdowns related to closed stores, increased to 32.0% for fiscal 1998 from 29.2% in the prior fiscal year. Gross profit, including markdowns for closed stores in fiscal 1998 and 1997 of $1.2 million and $3.6 million respectively, increased by approximately $11.3 million during fiscal 1998 to $137.1 million as compared to $125.8 million in fiscal 1997. Gross margin as a percentage of net sales, after markdowns related to closed stores, increased to 31.7% in fiscal 1998 from 28.4% in the prior year.

         The increase in gross margin of 3.3 percentage points is primarily the result of: (i) a decrease in markdowns which represents 2.1 percentage points ,
(ii) change in merchandise mix toward higher margin categories which represents .5 percentage points, and (iii) the one time charge in fiscal 1997 for the liquidation of inventory in ten stores closed in 1998 which represents 0.8 percentage points of fiscal 1997 sales.

         Selling, general and administrative expenses increased by approximately $4.7 million to $116.1 million during fiscal 1998 as compared to $111.4 million for fiscal 1997. As a percentage of net sales, selling, general and administrative expense increased to 26.9% in fiscal 1998 from 25.1% in the prior year. The dollar increase in selling, general and administrative expenses was primarily related to: (i) $8.0 million in store operating expenses related to 1998 new stores and recently expanded stores including store payroll, occupancy and advertising costs, partially offset by (ii) $5.2 million in cost savings related to closed stores. The increase in selling, general and administrative expense as a percentage of sales is primarily the result of higher relative occupancy costs as a percentage of sales for new stores and the recent store expansions.

         Depreciation and amortization for fiscal 1998 increased by approximately $0.8 million to $12.2 million as compared to $11.4 million for the prior fiscal year. The increase in depreciation and amortization is attributable to: (i) an increase in depreciation related to the opening of the three new stores and the expansion and renovation of eight stores in fiscal 1997, offset by (ii) a decrease in depreciation associated with the natural retirement of certain assets.

         Operating income increased by $12.7 million to $10.0 million, or 2.3% of sales, in fiscal 1998 as compared to an operating loss of $(2.7) million, or (0.6)% of sales, in fiscal 1997. The increase in operating income as a percentage of sales from (0.6)% to 2.3% in fiscal 1998 primarily consists of the following: (i) 3.3% related to an increase in gross margin resulting from lower markdowns and higher average initial mark-ups, offset by (ii) (1.5)% related to selling, general, and administrative expenses primarily resulting from higher occupancy costs as a percentage of sales associated with new and expanded stores. Operating income also includes a credit of $1.2 million for lease termination costs at closed stores. These costs were included in the store closing reserve for fiscal year 1997 and the costs actually incurred were less than originally expected.

         Interest expense increased by $1.7 million to $14.5 million for fiscal 1998 as compared to $12.8 million for fiscal 1997. The increase in net interest expense was due to higher average borrowings on the company's revolving line of credit primarily resulting from investing activities in 1997 and 1998. See Note 4 of the Financial Statements.

Quarterly Results and Seasonality

         While the Company's net sales do not show significant seasonal variation, the Company's operating income has traditionally been significantly higher in its first and third fiscal quarters. The Company believes that its merchandise is purchased primarily by women who are buying for their own wardrobes rather than as gifts. As a result, the Company does not experience increases in net sales during the Christmas shopping season. Results of operations during the second and fourth quarters are traditionally impacted by end of season clearance events. In addition, fourth quarter results of operations can be affected by employee performance bonuses, because although bonuses are accrued throughout the fiscal year and are estimated on a quarterly basis, bonus amounts are not definitively known until year-end goals are achieved.

         The following table sets forth certain unaudited operating data for the Company's eight fiscal quarters ended January 29, 2000. The unaudited quarterly information includes all normal recurring adjustments which management considers necessary for a fair presentation of the information shown.

                                                Fiscal 1998                                        Fiscal 1999
                                                -----------                                        -----------
                               -----------------------------------------------------------------------------------------------------
                                      First       Second        Third       Fourth       First       Second       Third      Fourth
                                    Quarter      Quarter      Quarter      Quarter     Quarter      Quarter     Quarter     Quarter
                               -----------------------------------------------------------------------------------------------------
                                                            (In thousands, except per share data) unaudited
Statement of operations data
Net sales                          $110,227      $97,058     $112,005     $112,727    $108,231      $89,984    $ 93,962     $93,853
Gross profit                         37,045       31,319       37,924       30,834      34,552       23,186      33,451      28,045
Selling, general and
Administrative expenses              28,604       26,229       30,450       30,813      31,543       29,611      26,956      26,776
Depreciation and amortization         3,135        2,914        3,001        3,151       3,190        3,175       2,736       2,918
Non-recurring credit                      -            -            -       (1,216)          -            -           -           -
Operating income (loss)               5,306        2,176        4,473       (1,914)       (181)      (9,600)      3,759      (1,649)
Interest expense                      3,540        3,731        3,610        3,633       3,660        1,177         525         442
Income (loss)before
   reorganization costs
   extraordinary item                 1,742       (1,619)         830       (5,541)     (3,879)     (10,777)      3,234      (2,123)
Reorganization costs                      -            -            -            -           -       21,064      (2,833)      1,650
Extraordinary loss on early
   extinguishment of debt                 -          560            -            -           -            -           -           -
Net income (loss)                     1,742       (2,179)         830       (5,541)     (3,879)     (31,869)      6,053      (3,773)

Earnings per share:
Basic and Diluted
Income (loss) before
   extraordinary item              $   0.19      $ (0.18)    $   0.09     $  (0.61)   $  (0.43)     $ (3.51)   $   0.67     $ (0.41)
Extraordinary item                        -        (0.06)           -            -           -            -           -           -
Net Income (loss)                  $   0.19      $ (0.24)    $   0.09     $  (0.61)   $  (0.43)     $ (3.51)   $   0.67     $ (0.41)

Liquidity and Capital Resources

         The Company's primary sources of liquidity are cash flows from operations, trade credit and borrowings under the DIP Facility. The DIP Facility provides for a revolving line of credit and a letter of credit facility aggregating $75.0 million. The DIP Facility expires on the earlier of (a) the second anniversary of the DIP Facility, (b) the effective date of a plan of reorganization for the Company, or (c) acceleration following the occurrence of an event of default. The availability of the revolving line of credit and letters of credit under the DIP Facility is subject to certain inventory-related borrowing base requirements. The indebtedness under the DIP Facility bears interest at variable rates based on LIBOR plus 2.25% or the prime rate plus 0.5%. The DIP Facility contains certain customary covenants (including limitations on indebtedness, liens and restricted payments) but does not contain any financial covenants. The DIP Facility is secured by substantially all of the Company's assets.

         During fiscal 1999, cash flow used in operations before changes in operating assets and liabilities was $11.3 million. This was favorably offset by the change in cash provided by the change in operating assets and liabilities. Cash flows provided by changes in operating assets and liabilities was $50.8 million. Changes in operating assets and liabilities were favorably impacted by a decrease in inventory of $22.9 million and an increase in accounts payable and accrued expenses of $13.0 million and $10.3 million, respectively. The reduction in inventory is due primarily to the closing of 14 stores in July 1999.

         Cash flows used in investing activities were $4.5 million for fiscal year 1999. This represents capital expenditures and is a decrease from $9.9 million in fiscal 1998 and $16.7 million in fiscal 1997. During fiscal years 1997 and 1998 the Company opened 10 new stores and expanded 9 existing stores, consistent with its new store format strategy of larger store size to accommodate its broadened merchandising strategy. In this three year period, the Company expended approximately $31.1 million on capital expenditures. Capital expenditures for fiscal 1999 include $1.3 million for store operations, $0.8 million for warehouse improvements and $2.1 million for computer software and hardware. The Company's projected year 2000 capital expenditures are approximately $9.0 million.

         Cash used in financing activities was $35.1 million for fiscal 1999 compared to cash provided by financing activities of $7.7 million and $23.6 million in fiscal 1998 and 1997, respectively. In fiscal 1999, the Company repaid borrowings under the Company's prior credit facility of $41.9 million. This was the result of operating as a debtor-in-possession as well as reduced inventory purchases due to store closings.

         The Company had borrowings of $9.1 million and letters of credit of $0.9 million outstanding under the DIP Facility, with $22.4 million of remaining availability for borrowings under the DIP Facility as of January 29, 2000. The Company intends to use the DIP Facility during the pendency of the chapter 11 case to finance its working capital and capital expenditure requirements. The Company is currently seeking exit financing which is needed for the Company's emergence from bankruptcy.

         The Company's 11 7/8 % Senior Notes for $95.0 million were reclassified as "Liabilities subject to compromise" as of the Petition Date. No interest has been accrued or paid on the Senior Notes since that date.

         The Company believes that cash generated from operations together with funds available under the DIP Facility and through trade credit financing will be sufficient to satisfy its cash requirements in fiscal 2000. Although the Company fully anticipates that it will be able to continue meeting its obligations as they come due beyond fiscal 1999, the Company's ability to do so will depend on its ability to successfully implement its business plans, general economic and business conditions, and the other factors noted in "Special Note Regarding Forward Looking Statements."

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         Not applicable.

ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

                          Index to Financial Statements

                                 Loehmann's Inc.
                             (Debtor-in-possession)

                                    Contents

 Report of Independent Auditors............................................    2

 Balance Sheets at January 29, 2000 and January 30, 1999...................    3
 Statements of Operations for the fiscal years ended
   January 29, 2000, January 30, 1999 and January 31, 1998.................    4
 Statements of Changes in Common Stockholders'
   Deficit for the fiscal years ended January 29, 2000,
   January 30, 1999 and January 31, 1998...................................    5
 Statements of Cash Flows for the fiscal years ended
   January 29, 2000, January 30, 1999 and January 31, 1998.................    6
 Notes to Financial Statements.............................................    7

                         Report of Independent Auditors

The Board of Directors and Shareholders
Loehmann's Inc. (Debtor-in-possession)

         We have audited the accompanying balance sheets of Loehmann's Inc. (the "Company") as of January 29, 2000, and January 30, 1999, and the related statements of operations, changes in common stockholder's equity (deficit) and cash flows for each of the three years in the period ended January 29, 2000. Our audits also include the financial statement schedule listed in the Index at Item 14(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Loehmann's Inc. at January 29, 2000, and January 30, 1999, and the results of its operations and cash flows for each of the three years in the period ended January 29, 2000, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule when considered in relation to the basic financial statements as a whole, present fairly in all material respects the information set forth therein.

         As discussed in Note 1, on May 18, 1999, the Company filed a voluntary petition for relief under chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court. The Company formulated a Plan of Reorganization which was included in the Disclosure Statement approved by the Bankruptcy Court on April 24, 2000. Although the Company is currently continuing business operations as a debtor-in-possession under the jurisdiction of the Bankruptcy Court, the Company's ability to operate as a going concern is contingent upon, among other things, the approval by the Company's creditors of the Plan of Reorganization referred to above. The uncertainty of the approval by the Company's creditors of the Plan of Reorganization, coupled with the recurring losses from operations and shareholder's deficit, raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments relating to the recoverability and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Plan of Reorganization could materially change the amounts and classifications of assets and liabilities reported in the accompanying financial statements. The financial statements do not include any adjustments to the carrying value of the assets or amounts of liabilities that might be necessary as a consequence of the Plan of Reorganization.

/s/ Ernst & Young
-----------------
New York, New York
March 15, 2000, except for
     Note 1, as to which the
     date is April 24, 2000

                                 Loehmann's Inc.
                             (Debtor-in-possession)

                                 Balance Sheets
                                 (In thousands)

                                                                                          January         January
                                                                                          29, 2000       30, 1999
                                                                                       -------------------------------
Assets
Current assets:
   Cash and cash equivalents                                                             $    1,229     $    1,325
   Accounts receivable and other assets                                                       3,388          4,883
   Merchandise inventory                                                                     46,674         69,605
                                                                                       -------------------------------
Total current assets                                                                         51,291         75,813
Property, equipment and leaseholds, net                                                      56,019         71,462
Deferred debt issuance costs and other assets, net                                            1,021          3,195
Purchase price in excess of net assets acquired, net                                         36,923         38,223
                                                                                       -------------------------------
Total assets                                                                             $  145,254     $  188,693
                                                                                       ===============================

Liabilities and common stockholders' (deficit) equity
Current liabilities:
   DIP credit agreement                                                                  $    9,120     $        -
   Accounts payable                                                                           6,530         25,544
   Accrued expenses                                                                          12,495         16,031
   Accrued interest                                                                              57          2,688
   Current portion of long-term debt                                                            391             70
                                                                                       -------------------------------
Total current liabilities                                                                    28,593         44,333

Long-term debt:
   Revolving line of credit                                                                       -         41,880
   11 7/8% senior notes due May 2003                                                              -         95,000
   Revenue bonds and notes                                                                        -          2,523
                                                                                       -------------------------------
Total long-term debt                                                                              -        139,403

Liabilities subject to compromise                                                           141,733              -

Other noncurrent liabilities                                                                  3,776            339

Common stockholders' (deficit) equity:
  Common stock, $0.01 par value, 25,000,000 shares authorized;
  9,053,967 and 9,052,607 shares issued and outstanding at January 29,
  2000, and January 30, 1999, respectively.                                                      90             90
  Class B convertible common stock, 469,237 shares authorized; 26,087
  shares issued and outstanding at January 29, 2000, and January 30, 1999                       142            142
  Additional paid-in capital                                                                 81,760         81,758
  Accumulated deficit                                                                      (110,840)       (77,372)
                                                                                       -------------------------------
Total common stockholders' (deficit) equity                                                 (28,848)         4,618
                                                                                       -------------------------------
Total liabilities and common stockholders' (deficit) equity                              $  145,254      $ 188,693
                                                                                       ===============================

   The accompanying notes are an integral part of these financial statements.

                                 Loehmann's Inc.
                             (Debtor-in-possession)

                            Statements of Operations

                      (In thousands, except per share data)

                                                                                Fiscal year ended
                                                                   January           January           January
                                                                   29, 2000          30, 1999          31, 1998
                                                              ------------------------------------------------------
Net sales                                                         $ 386,030         $ 432,017       $  443,310
Cost of sales                                                       266,796           294,895          317,548
                                                              ------------------------------------------------------
Gross profit                                                        119,234           137,122          125,762

Selling, general, and administrative expenses                       114,886           116,096          111,370
Depreciation and amortization                                        12,019            12,201           11,433
(Credit) charge for store closings and impairment of
  assets                                                                  0            (1,216)           5,660
                                                              ------------------------------------------------------
Operating (loss) income                                              (7,671)           10,041           (2,701)

Interest expense, net                                                 5,804            14,514           12,845
                                                              ------------------------------------------------------
Loss before reorganization items and income taxes                   (13,475)           (4,473)         (15,546)

Reorganization costs                                                 19,881                 -                -
                                                              ------------------------------------------------------
Loss before income taxes                                            (33,356)           (4,473)         (15,546)

Provision for income taxes                                              112               115              126
                                                              ------------------------------------------------------
Loss before extraordinary item                                      (33,468)           (4,588)         (15,672)

Extraordinary loss on early extinguishment of debt                        -               560                -
                                                              ------------------------------------------------------
Net loss applicable to common stock                               $ (33,468)        $  (5,148)      $  (15,672)
                                                              ======================================================
Earnings per share:
  Basic and Diluted
     Loss before extraordinary item                               $   (3.69)        $   (0.51)      $    (1.75)
     Extraordinary item                                                   -             (0.06)               -
                                                              ------------------------------------------------------
     Net loss                                                     $   (3.69)        $   (0.57)      $     (1.75)
                                                              ======================================================

Weighted average number of common shares outstanding
                                                                      9,080             9,063            8,961
                                                              ======================================================
Weighted average number of common shares and
   common share equivalents outstanding                               9,080             9,063            8,961
                                                              ======================================================

   The accompanying notes are an integral part of these financial statements.

                                 Loehmann's Inc.

                             (Debtor-in-possession)

         Statements of Changes in Common Stockholders' Equity (Deficit)

                      (In thousands, except share amounts)

                                                         Common Stock      Class B Common Stock
                                                      ------------------   ---------------------
                                                       Number of           Number of
                                                        Shares    Amount    Shares     Amount
                                                      ------------------------------------------
Balances as of February 1, 1997 ...................   8,756,739    $ 87     142,277    $  713
Exercise of stock options .........................     126,347       1           -         -
Conversion of Class B common stock ................      93,846       1     (93,846)     (469)
Net loss for the fiscal year ended January 31, 1998           -       -           -         -
                                                      -------------------------------------------
Balances as of January 31, 1998 ...................   8,976,932    $ 89      48,431    $  244
                                                      -------------------------------------------
Exercise of stock options .........................      53,331       1           -         -
Conversion of Class B common stock ................      22,344       0     (22,344)     (102)
Net loss for the fiscal year ended January 30, 1999           -       -           -         -
                                                      -------------------------------------------
Balances as of January 30, 1999 ...................   9,052,607    $ 90      26,087    $  142
                                                      -------------------------------------------
Exercise of stock options .........................       1,360       -           -         -
Net loss for the fiscal year ended January 29, 2000           -       -           -         -
                                                      -------------------------------------------
Balances as of January 29, 2000 ...................   9,053,967    $ 90      26,087    $  142
                                                     ==========================================

                                                      Additional
                                                        Paid-in   Accumulated
                                                        Capital    Deficit        Totals
                                                      -----------------------------------
Balances as of February 1, 1997 ...................   $  80,995   $ (56,552)   $  25,243
Exercise of stock options .........................         134           -          135
Conversion of Class B common stock ................         468           -            -
Net loss for the fiscal year ended January 31, 1998           -     (15,672)     (15,672)
                                                      -----------------------------------
Balances as of January 31, 1998 ...................   $  81,597   $ (72,224)   $   9,706
                                                      -----------------------------------
Exercise of stock options .........................          59           -           60
Conversion of Class B common stock ................         102           -            -
Net loss for the fiscal year ended January 30, 1999          -       (5,148)      (5,148)
                                                      -----------------------------------
Balances as of January 30, 1999 ...................   $  81,758   $ (77,372)   $   4,618
                                                      -----------------------------------
Exercise of stock options .........................           2           -            2
Net loss for the fiscal year ended January 29, 2000           -     (33,468)     (33,468)
                                                      -----------------------------------
Balances as of January 29, 2000 ...................   $  81,760   $(110,840)   $ (28,848)
                                                      ===================================

   The accompanying notes are an integral part of these financial statements.

                                 Loehmann's Inc.

                             (Debtor-in-possession)

                            Statements of Cash Flows

                                 (In thousands)

                                                                             Fiscal year ended
                                                                  January        January      January
                                                                  29, 2000       30, 1999     31, 1998
                                                               ------------------------------------------
Cash flows from operating activities
Net loss                                                         $ (33,468)    $ (5,148)     $(15,672)
Adjustments to reconcile net loss to net cash provided
   by (used in) operating activities:
     Depreciation and amortization                                  12,019       12,201        11,433
     Reorganization items                                           10,118            -             -
      Write-off of deferred financing fees on early
       extinguishment of debt                                            -           60             -
     Charges for store closings, impairment of assets
      and other                                                          -            -         2,110
     Changes in assets and liabilities:
       Accounts receivable and other assets                          1,495          692        (1,175)
       Merchandise inventory                                        22,931       (2,084)       (9,217)
       Accounts payable                                             12,991        3,974         1,936
       Accrued expenses                                             10,324       (7,601)        3,148
       Accrued interest                                              3,041          192           (34)
                                                               ------------------------------------------
 Net change in current assets and liabilities                       50,782       (4,827)       (5,342)
 Net change in other noncurrent assets and liabilities                  11         (443)          (15)
                                                               ------------------------------------------
Total adjustments                                                   72,930        6,991         8,186
                                                               ------------------------------------------
Net cash provided by (used in) operations                           39,462        1,843        (7,486)

Cash flows from investing activities
Capital expenditures                                                (4,454)      (9,938)      (16,687)
                                                               ------------------------------------------
Net cash used in investing activities                               (4,454)      (9,938)      (16,687)
                                                               ------------------------------------------
Cash flows from financing activities
Borrowings on DIP credit agreement                                   9,120            -             -
(Payments) borrowings on revolving credit facilities               (41,880)       8,109        23,583
Repayments on revenue bonds and notes                               (2,250)           -             -
Financing fees for new credit facility                                (144)        (432)            -
Sale of common stock                                                     2           57           135
Other financing activities, net                                         48          (81)          (70)
                                                               ------------------------------------------
Net cash (used in) provided by financing activities                (35,104)       7,653        23,648
                                                               ------------------------------------------
Net decrease in cash and cash equivalents                              (96)        (442)         (525)
Cash and cash equivalents at beginning of period                     1,325        1,767         2,292
                                                               ------------------------------------------
Cash and cash equivalents at end of period                       $   1,229     $  1,325         1,767
                                                               ==========================================
Supplemental disclosure of cash flow information
Cash paid during the fiscal year for interest                    $   2,547     $ 14,527     $  13,212
                                                               ==========================================

Cash paid during the fiscal year for income taxes                $     112     $    104     $     233
                                                               ==========================================

   The accompanying notes are an integral part of these financial statements.

1.   Basis of Presentation

Chapter 11 Case and Basis of Presentation

         The Company is a leading upscale off-price specialty retailer of well known designer and brand name women's fashion apparel, men's furnishings, accessories and shoes.

         On May 18, 1999 (the "Petition Date") the Company filed a petition for relief under chapter 11 of the Bankruptcy Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). Since the Petition Date, the Company has continued to operate as a debtor-in-possession under the Bankruptcy Code.

         On March 24, 2000, with the support of the Creditor's Committee, the Company filed a Disclosure Statement (the "Disclosure Statement") and a Plan of Reorganization (the "Plan of Reorganization") with the Bankruptcy Court. On April 24, 2000, the Bankruptcy Court approved the Disclosure Statement related to the Plan of Reorganization and scheduled a plan confirmation hearing for June 27, 2000. The Company has until May 24, 2000 to send out the plan solicitation package to creditors and other related parties.

         As discussed in the Report of Independent Auditors, although the Plan of Reorganization provides for the Company's emergence from bankruptcy, there can be no assurances given that the Plan of Reorganization will be confirmed by the Court, or that such Plan of Reorganization will be consummated. At this time, therefore, it is not possible to predict the outcome of the Company's bankruptcy case or its effect on the Company's business.

         The Disclosure Statement sets forth certain information regarding, among other things, significant events that have occurred during the Company's chapter 11 case and the anticipated organization, operation and financing of Reorganized Loehmann's. The Disclosure Statement also describes the Plan of Reorganization, certain effects of Plan confirmation, certain risk factors associated with securities to be issued under the Plan of Reorganization, and the manner in which distributions will be made to the Company's creditors under the Plan of Reorganization for all amounts that were owed to such parties on the Petition Date. In addition, the Disclosure Statement discusses the confirmation process and the voting procedures that holders of claims in impaired classes must follow for their votes to be counted.

         The Plan of Reorganization divides the Company's creditors into six classes: Other Priority Claims (Class 1); Other Secured Claims (Class 2); DIP Financing Claims (Class 3); Convenience Claims (Class 4); General Unsecured Claims (Class 5) and Equity Interest (Class 6). Administrative Claims and Priority Tax Claims against the Company have not been classified as provided in the Bankruptcy Code. The definitions for each class of claims is set forth in the Plan of Reorganization and creditors are urged to consult the Plan of Reorganization.

         In general, the Plan of Reorganization provides that holders of Administrative Claims, Priority Tax Claims, Other Priority Claims, and DIP Financing Claims will either receive payment in full in cash on account of their claims or such other treatment as set forth in the Plan of

Reorganization. Holders of General Unsecured Claims against the Company will receive their pro rata share of 5,000,000 shares of new common stock of Reorganized Loehmann's. Unsecured creditors holding claims of $2,000 or less will receive cash equal to 50% of the allowed amount of such claim. Holders of claims in excess of $2,000 will be permitted to reduce their claims of $2,000 to receive such treatment.

         Finally, holders of Loehmann's Common Stock (and other instruments evidencing ownership in Loehmann's) will receive no distributions under the Plan of Reorganization and such instruments will be canceled.

         The financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which principles, except as otherwise disclosed, assume that assets will be realized and liabilities will be discharged in the ordinary course of business. As a result of the chapter 11 case and circumstances relating to this event, including the uncertainty of the approval by the Company's creditors of the Plan of Reorganization, the Company's debt structure and its recurring losses, such realization of assets and liquidation of liabilities are subject to uncertainty and as such raises substantial doubt about the Company's ability to continue as a going concern. While under the protection of chapter 11, the Company may sell or otherwise dispose of assets, and liquidate or settle liabilities, for amounts other than those reflected in the financial statements. Additionally, the amounts reported on the balance sheet could materially change because of changes in business strategies and the effect of any proposed plan of reorganization.

         The appropriateness of using the going concern basis is dependent upon, among other things, confirmation of a plan of reorganization, future profitable operations, the ability to comply with the terms of the Company's debtor-in-possession financing and the ability to generate sufficient cash from operations and financing arrangements to meet obligations.

         In the chapter 11 case, substantially all liabilities as of the Petition Date are subject to compromise or other treatment under a plan of reorganization. For financial reporting purposes, those liabilities and obligations whose disposition is dependent on the outcome of the chapter 11 case have been segregated and classified as liabilities subject to compromise in the balance sheets. Generally, actions to enforce or otherwise effect repayment of all pre-chapter 11 liabilities as well as all pending litigation against the Company are stayed while the Company continues its business operations as a debtor-in-possession. Schedules have been filed by the Company with the Bankruptcy Court setting forth the assets and liabilities of the Company as of the Petition Date as reflected in the Company's accounting records. Differences between amounts reflected in such schedules and claims filed by creditors are currently being investigated and either amicably resolved or adjudicated. The ultimate amount of and settlement terms for such are not presently determinable.

Fiscal Year

         The Company follows the standard fiscal year of the retail industry, which is a 52 or 53-week period ending on the Saturday closest to January 31. Fiscal years ended January 29, 2000, January 30, 1999 and January 31, 1998 had 52 weeks.

Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2.   Summary of Significant Accounting Policies

Cash and Cash Equivalents

         The Company considers all highly liquid marketable securities purchased with an original maturity of three months or less to be cash and cash equivalents.

Merchandise Inventory

         Merchandise inventory is valued at the lower of cost or market as determined by the retail inventory method. However, certain warehoused inventory that is not immediately available for sale is valued on a specific cost basis. The merchandise inventory valued on a specific cost basis at January 29, 2000 and January 30, 1999 was $11.1 million and $16.9 million, respectively.

Advertising Expense

         The cost of advertising is expensed as incurred. Advertising costs were $16.3 million, $17.1 million, and $15.4 million during fiscal years 1999, 1998, and 1997, respectively.

Depreciation and Amortization

         Building and furniture, fixtures and equipment are depreciated on a straight-line basis over their estimated useful lives. Leasehold interests represent the beneficial value of operating leases as determined by an independent appraisal of the individual leases at the date such leases were acquired by the Company and such amounts are amortized on a straight-line basis over the related lease term.

         Leasehold improvements are amortized on a straight-line basis over the shorter of the related lease terms or their useful life.

Pre-opening Costs

         Expenses incurred in connection with the opening of new stores are expensed in the fiscal quarter in which the store opens. Pre-opening costs of $0, $0.6 million and $1.3 million were incurred in fiscal 1999, 1998 and 1997, respectively.

Purchase Price in Excess of Net Assets Acquired, Net

         The purchase price in excess of identifiable net assets acquired is being amortized on a straight-line basis over 40 years. Amortization expense for fiscal years 1999, 1998 and 1997 amounted to $1.3 million annually. Accumulated amortization at January 29, 2000 and January 30, 1999 was $14.9 million and $13.6 million, respectively.


Class B Common Stock

         Each share of Class B Common Stock will be convertible into one share of Common Stock, subject to adjustment at any time. During fiscal years 1999 and 1998, 0 and 22,344 shares, respectively, of Class B Common Stock were converted. Subject to restrictions in the Company's various credit agreements, the Company is required to offer to purchase the Class B Common Stock at its independently appraised value. The Company's various credit agreements prohibit or restrict any such repurchase.

Capitalized Interest

         Interest on borrowed funds is capitalized during construction of property and is amortized by charges to earnings over the depreciable lives of the related assets. Interest of $0, $263,000 and $397,000 was capitalized during fiscal years 1999, 1998 and 1997, respectively.

Deferred Debt Issuance Costs

         Deferred debt issuance costs are amortized over the terms of the related debt agreement. Deferred debt issuance costs were $0.8 million at January 29, 2000 and $4.6 million at January 30, 1999. Amortization expense for fiscal years 2000, 1999, and 1998 amounted to $0.9 million, $0.8 million and $0.6 million, respectively. Total accumulated amortization at January 29, 2000 and January 30, 1999 amounted to $0.4 million and $1.6 million, respectively.

Income Taxes

         Income taxes are provided using the liability method.

Revenue Recognition

         The Company recognizes revenue when goods are sold, at retail, to customers in its stores.

Net Loss Per Share of Common Stock

         Basic earnings per share ("EPS") is determined by dividing net income/loss by the weighted average number of shares of Common Stock and Class B Common Stock outstanding during the period. Diluted EPS is determined by dividing net income/loss by the weighted average number of shares of Common Stock, Class B Common Stock and Common Stock equivalents outstanding during the period. Outstanding options to purchase Common Stock were not considered in the calculation of Diluted EPS for fiscal 1999, 1998 and 1997, as their effects were antidilutive.

Other Comments

         Certain items in fiscal 1998 and fiscal 1997 have been reclassified to present them on a basis consistent with fiscal 1999.

3.   Income Taxes

         The Company's provision for income taxes primarily represents state and local minimum and alternative minimum taxes.

         Significant components of deferred tax assets and liabilities are as follows:

                                                   January          January
                                                   29, 2000        30, 1999
                                               ---------------------------------
                                                        (In thousands)
  Deferred tax assets:
     Net operating loss carryforwards             $ 31,213         $ 18,215
     Excess tax depreciation and amortization        3,131            2,775
     Store closing reserve                               -              817
     Capitalization of inventory expenses              632              778
     Other, net                                        877            1,026
                                               ---------------------------------
  Total deferred tax assets                         35,853           23,611
                                               ---------------------------------

  Deferred tax liabilities                        $   (272)        $   (272)


  Net deferred tax assets                           35,581           23,339
  Less valuation allowance                         (35,581)         (23,339)
                                               ---------------------------------
                                                  $      -         $      -
                                               =================================

         Following is a reconciliation of the statutory Federal income tax rate and the effective income tax rate application to earnings before income taxes:

                                                                   January         January        January
                                                                   29, 2000       30, 1999        31, 1998
                                                                ----------------------------------------------
  Statutory tax rate                                                   35.0%          35.0%           35.0%
  Tax effect of extraordinary item                                        -              -               -
  Utilization of net operating loss carry forward                         -              -               -
  Valuation allowance adjustment                                      (33.9)         (27.9)          (32.4)
  Goodwill                                                             (1.4)          (9.0)           (3.0)

                                                                   January         January        January
                                                                   29, 2000       30, 1999        31, 1998
                                                                ----------------------------------------------
  Other, net                                                              -           (0.4)           (0.4)
                                                                ----------------------------------------------
     Effective tax rate                                                (0.3)%         (2.3)%          (0.8)%
                                                                ==============================================

         At January 29, 2000, the Company had a net operating loss carryforward of approximately $75.0 million for regular tax purposes. Net operating losses begin to expire in 2003 and future years.

4.   Debt

        The Company's long-term debt consists of:

                                                                 January               January
                                                                29, 2000              30, 1999
                                                             ---------------------------------------
                                                                        (In thousands)
 Revolving line of Credit (a)                                          -             $  34,030
 Term loan (a)                                                         -                 7,850
 11 7/8%  senior notes, due 2003 (b)                                   -                95,000
   9 1/2%  New York City Industrial Development
    Agency revenue bonds, due 2004 (c)                                 -                 2,250
   51/2%  City of New York note due in varying
    installments to 2004 (c)                                         391                   343
                                                             ---------------------------------------
                                                                     391               139,473
 Less current maturities                                             391                    70
                                                             ---------------------------------------
 Debt                                                            $     0             $ 139,403
                                                             =======================================

(a) On June 7, 1999, the Bankruptcy Court entered a final order approving a $75 million debtor-in-possession financing (the "DIP Facility") with Congress Financial Corporation. The DIP Facility provides for a revolving line of credit and a letter of credit facility aggregating $75 million. The DIP Facility expires on the earlier of (a) the second anniversary of the DIP Facility, (b) the effective date of a plan of reorganization for the Company, or (c) acceleration following the occurrence of an event of default. The availability of the revolving line of credit and letters of credit under the DIP Facility is subject to certain inventory-related borrowing base requirements. The indebtedness under the DIP Facility bears interest at variable rates based on LIBOR plus 2.25% or the prime rate plus 0.5%. The DIP Facility contains certain customary covenants (including limitations on indebtedness, liens and restricted payments) but does not contain any financial covenants. The DIP Facility is secured by substantially all of the Company's assets. The Company intends to use the DIP Facility during pendency of the chapter 11 case to finance its working capital expenditure requirements. The DIP Facility is classified as short term borrowings and was $9.1 million at January 29, 2000. This new agreement replaces the long term revolving credit agreement and Term Loan, which were paid off.

(b) The Company is currently in default of the senior notes, which are unsecured and have been classified as liabilities subject to compromise.

(c) The Industrial Development Agency Bonds were paid off in fiscal 1999. The existing note payable to the City of New York will be paid off in 2000.

5.   Liabilities Subject to Compromise and Reorganization Items

         The principal categories of obligations classified as liabilities subject to compromise under reorganization proceedings are identified below. The amounts in total will be subject to future adjustment depending on court action, further developments with respect to potential disputed claims, determination as to the value of any collateral securing claims, or other events. Additional claims may arise from the rejection of additional real estate leases and executory contracts by the Company. Liabilities subject to compromise consist of the following:

                                                                January
                                                                29, 2000
                                                          ---------------------
                                                             (in thousands)
        Senior Notes                                        $     95,000
        Accounts payable - Trade                                  32,005
        Accrued interest on senior notes                           5,672
        Reserve for lease rejection claims                         4,690
        Other liabilities                                          4,366
                                                          ---------------------
        Total liabilities subject to compromise             $    141,733
                                                          =====================


         Reorganization items included in the statements of operations include the following:

                                                                January
                                                                29, 2000
                                                          ---------------------
                                                             (in thousands)
        Write off of assets at closed stores                $     10,118
        Professional fees                                          5,656
        Reserve for lease rejection claims                         4,690
        Proceeds from sale of leases                              (2,365)
        Other                                                      1,782
                                                          ---------------------
        Total reorganization costs                          $     19,881
                                                          =====================

6.   Property, Equipment and Leaseholds, Net


         Property, equipment and leaseholds are recorded at cost less accumulated depreciation and amortization. The components of property, equipment and leaseholds are as follows:

                                                              Useful          January        January
                                                               Lives          29, 2000       30, 1999
                                                         ------------------------------------------------
                                                           (In years)             (In thousands)
Building                                                         20          $    9,031     $   9,031
Furniture, fixtures and equipment                               3-8              49,714        51,505
Leasehold interests                                            5-29              39,277        46,781
Leasehold improvements                                         5-29              35,896        40,224
                                                                           ------------------------------
Total property, equipment and leaseholds                                        133,918       147,541

                                                              Useful          January        January
                                                               Lives          29, 2000       30, 1999
                                                         ------------------------------------------------
                                                           (In years)             (In thousands)
Accumulated depreciation and amortization                                       (77,899)      (76,079)
                                                                           ------------------------------
Property, equipment and leaseholds, net                                      $   56,019     $  71,462
                                                                           ==============================

7.   Earnings Per Share

         The following table sets forth the computation of basic and diluted loss per share:

                                                                             Fiscal         Fiscal        Fiscal
                                                                              1999           1998          1997
                                                                          -----------------------------------------
 Numerator
 Net operating loss                                                         $(33,468)     $ (4,588)     $ (15,672)
                                                                          -----------------------------------------
 Numerator for basic and diluted loss per share before
   extraordinary item
                                                                             (33,468)       (4,588)       (15,672)
 Extraordinary item                                                                -           560              -
                                                                          -----------------------------------------
 Numerator for basic and diluted loss per share after
   extraordinary item                                                       $(33,468)     $ (5,148)     $ (15,672)
                                                                          =========================================
 Denominator
 Denominator for basic loss per share--weighted average shares                 9,080         9,063          8,961
 Effect of dilutive securities:
    Employee stock options                                                         -             -              -
    Dilutive potential common shares                                               -             -              -
                                                                          -----------------------------------------
 Denominator for diluted  per share--adjusted weighted average
   shares and assumed conversions                                              9,080         9,063          8,961
                                                                          =========================================


 Basic & diluted loss per share before extraordinary item                   $  (3.69)     $  (0.51)     $   (1.75)
 Extraordinary item                                                                -         (0.06)             -
                                                                          -----------------------------------------
 Basic & diluted loss per share after extraordinary item                    $  (3.69)     $  (0.57)     $   (1.75)
                                                                          =========================================

         Options to purchase 660,344, 985,574 and 858,179 shares of Common Stock at an average price of $3.42, $3.63 and $7.63 per share were outstanding at January 29, 2000, January 30, 1999 and January 31, 1998 respectively but were not included in the computation of diluted loss per share because the effect would have been antidilutive.

8.   Stockholders' Equity

         The Plan of Reorganization as filed with the Bankruptcy Court on March 24, 2000, and as amended on April 24, 2000, provides that holders of Common Stock and holders of options to purchase Common Stock shall not be entitled to, and shall not, receive any property or interest in property on account of their shares of Common Stock and options to purchase Common Stock. If the Plan of Reorganization is approved, the Company's unsecured creditors will receive all of the Company's Common Stock.

9.   Stock Option Plans

         The following information pertains to the Company's stock option plans:

         Fiscal year ended                 January 29, 2000            January 30, 1999            January 31, 1998
                                       ------------------------    ------------------------   ------------------------
                                                      Weighted                   Weighted                    Weighted
                                                       Average                    Average                    Average
                                                      Exercise                   Exercise                    Exercise
                                         Shares         Price        Shares       Price          Shares       Price
                                       --------------------------------------------------------------------------------
                                            (in thousands)              (in thousands)              (in thousands)
Outstanding options, beginning
 of year                                   985        $  3.63         858         $  7.63         875        $  7.00
Granted                                     16           1.29         362            3.40         147           8.58
Canceled                                  (339)          5.46        (182)          16.58         (38)         14.86
Exercised                                   (2)          1.07         (53)           1.07        (126)          1.18
                                       --------------------------------------------------------------------------------
Outstanding options, end of
 year                                      660        $  3.42         985         $  3.63         858        $  7.63
                                       ================================================================================
Options exercisable, end of
 year                                      451        $  4.50         476         $  4.99         474        $  4.59
                                       ================================================================================
Options available for future
 grant                                     559          N/A           230           N/A           423         N/A
                                       ================================================================================

         Compensation expense is recorded in the period that options are earned.

         The 660,344 options outstanding at January 29, 2000, vest over a range of two to five years from the date of grant provided the individuals remain in the employ of the Company. Options are exercisable at a price ranging from $1.07 to $8.95. Options issued under the 1988 Stock Option Plan generally must be exercised within five years from the date they are earned. Options issued under the New Stock Option Plan and Director's Stock Option Plan must be exercised prior to the tenth anniversary of the grant date.

         The Company has elected to follow APB 25 and related interpretations in accounting for stock options and accordingly has recognized no compensation expense. Had compensation cost been determined based upon the fair value at grant date for awards consistent with the methodology prescribed by Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, the Company's net loss and diluted net loss per share would have increased by $0.3 million or $0.03 per share for fiscal 1999, $1.0 million or $0.11 per share for fiscal 1998, and $0.9 million or $0.10 per share for fiscal 1997.

         The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions for fiscal 1999, 1998, and 1997: risk-free interest rate of 6.3%, an expected life of 3 to 7 years and a dividend yield of zero. For fiscal 1999, 1998, and 1997, volatility was 182.6%, 96.7% and 85.8%, respectively. Any options granted in the future will be subject to the fair value pro forma calculation. The pro forma adjustments for 1999, 1998, and 1997 may not be indicative of future years.

10.   Commitments and Contingencies

         The Company is the lessee under various long-term operating leases for store locations and equipment rentals for up to 29 years, including renewal options. The leases typically provide for three five-year renewals that are automatic unless the Company elects to terminate the lease. All leases are subject to assumption or rejection as part of the chapter 11case. Rent expense related to these leases amounted to $18.0 million, $18.4 million and $15.4 million for the fiscal years ended January 29, 2000, January 30, 1999, and January 31, 1998, respectively.

         Future minimum payments under the now cancelable or negotiable operating leases consisted of the following at January 29, 2000:

                                      (In thousands)

         2000                          $    14,846
         2001                               14,161
         2002                               13,051
         2003                               12,533
         2004                               11,948
         Thereafter                        106,850
                                    --------------------
         Total                         $   173,389
                                    ====================


         The Company is involved in litigation arising in the normal course of business. In the opinion of management the expected outcome of litigation will not have a material adverse effect on the Company's financial position.

11.  Charge for Store Closings

         During the second quarter of fiscal 1999, the Company implemented a plan to close 14 underperforming stores. These closures were intended to improve the Company's future profitability and liquidity. During the year ended January 29, 2000, certain of the leases of the closed stores were sold at a Bankruptcy Court authorized auction. The net proceeds from the sales were $2.4 million. The charge for store closings for the year ended January 29, 2000 consisted of :

                                                           (In thousands)

         Write-offs of property, plant and equipment             $10,118
         Lease rejection claims                                    4,690
         Proceeds from the sale of leases                         (2,365)
         Other expenses                                              466
                                                          -----------------
         Charge for store closings                               $12,909
                                                          =================


         During the fourth quarter of fiscal 1997, the Company implemented a plan to close ten underperforming stores and, as a result, recorded a $5.7 million charge to continuing operations.

These closures were intended to improve the Company's liquidity and future operating profitability. Net sales and store operating income (loss), including certain specifically allocated charges, for these stores were $21.3 million and $(0.8) million, respectively, in fiscal 1997.

         The charge for store closings consisted of write-offs of property, plant and equipment, costs associated with net lease obligations and other expenses of $2.1 million, $3.0 million and $0.6 million, respectively.

         Nine of the store closures were materially completed by the end of March 1998. The tenth store closure was completed in the fourth quarter of fiscal year 1998. For fiscal 1998, there was a charge to gross margin of $1.2 million for additional markdowns taken on the inventory at the closed stores. In addition, the lease termination costs for the closed stores were less than originally expected and this resulted in a credit for store closings of $1.2 million.

12.   Employee Benefit Plans

         In October 1996, the Company established a defined contribution retirement savings plan (401 (k)) covering all eligible employees. The plan allows participants to defer a portion of their annual compensation and receive a matching employer contribution on a portion of that deferral. During fiscal 1999, 1998 and 1997, the Company recorded contributions of $199,000, $254,000 and $209,000, respectively, to the 401(k) plan.

13.   Subsequent Events

         In March 2000, the Company decided to close an additional eleven underperforming stores, reducing the number of existing stores to 44. These store closures are intended to improve the Company's liquidity and future profitability. It is expected that the store closings will be completed by May 2000. No provision is included in the financial statements as the plan to close the stores was approved after the balance sheet date. The charge to the gross margin associated with the store closing, separate from the closing expenses, is approximately $1.3 million. The expected store closing expenses are $7.2 million, consisting of (i) $4.0 million for the write-off of property, plant and equipment, (ii) $2.7 million for costs associated with net lease obligations and
(iii) other expenses of $0.5 million.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     None.

PART III.

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

         Set forth below are the names, ages and positions with the Company of Director and Executive Officers of the Company as of date hereof. Upon confirmation of the Plan of Reorganization, the Board of Directors of Reorganized Loehmann's will initially consist of seven (7) members, five (5) of whom shall be designated by the Creditor's Committee and whose names shall be disclosed on or before the date of the confirmation hearing; and two (2) of whom shall be Robert Friedman and Robert Glass, who currently serve as Loehmann's Chairman and Chief Executive Officer and President and Chief Operating Officer, respectively.

Name                                       Age                         Position
----                                       ---                         --------
Robert N. Friedman (1)................     59       Chairman, Chief Executive Officer and Director
Robert Glass (1)......................     53       President,  Secretary, Chief Operating Officer, Chief Financial Officer
                                                    and Director
Jan Heppe.............................     48       Senior Vice President and Director of Stores
Linda Nash-Merker.....................     43       Senior Vice President Human Resources

Philip Kaplan.........................     69       Director
Christina A. Mohr (3).................     44       Director
Arthur E. Reiner (2)..................     59       Director
Lorrence T. Kellar (3)................     62       Director

(1) Member of the Executive Committee.

(2) Member of the Compensation Committee.

(3) Member of the Audit Committee.

         Robert N. Friedman has been Chairman, Chief Executive Officer and a Director of the Company since November 1995 and was President, Chief Executive Officer and a Director of the Company from April 1992 to November 1995. Mr. Friedman was President and Chief Executive Officer of Loehmann's Holdings, Inc. a predecessor of the Company ("Holdings") from April 1992 until May 1996. Prior to joining the Company, Mr. Friedman was employed by R.H. Macy Co., Inc. for 28 years in various capacities, including President and Vice Chairman, Merchandising, at Macy's East from 1990-1992, Chairman and C.E.O. of Macy's Bamberger Division and Chairman and C.E.O. of Macy's South/Bullocks. He serves as a member of the Educational Foundation of The Fashion Institute of Technology.

         Robert Glass has been a Director of the Company since February 1998 and has served as President, Chief Operating Officer and Secretary since April 1998. From September 1994 to March 1998, Mr. Glass served as Senior Vice President, Chief Financial Officer, Treasurer and Assistant Secretary of the Company. From 1992 to 1994, Mr. Glass served as a retail consultant. Prior to that time, he held a number of senior retail management positions, including Chief Financial Officer and later President of Gold Circle Stores, a division of Federated Department Stores, Inc., and Executive Vice President of Thrifty Drug from 1990 to 1992.

         Jan Heppe resigned from the company as of February 1, 2000. She was the Senior Vice President and Director of Stores of the Company since September 1995. Prior to that time, she held a number of senior retail management positions at John Wanamaker Department Store in Philadelphia, Pennsylvania and a senior management retail position at Henri Bendel in 1991.

         Linda Nash-Merker resigned from the Company on May 1, 2000. She was Senior Vice President of Human Resources from May 1998 to April 2000. From 1994 to 1998, she was Vice President of Human Resources. Prior to joining Loehmann's, Linda spent eleven years at Macy's East where she held various human resources positions including Vice President of Merchant Recruitment and Development and Vice President - Human Resources Director for Herald Square.

         Philip Kaplan has been a Director of the Company since September 1988 and served as President, Chief Operating Officer, and Secretary of the Company from November 1995 to March 1998. He was Chairman and Chief Operating Officer of the Company from September to November 1995 and served as Chairman, Chief Operating Officer, Secretary and Treasurer from September 1988 to September 1995. Mr. Kaplan was Vice Chairman, Treasurer and a Director Holdings, Inc. from February 1987 until May 1996. Mr. Kaplan was president of Verdi International, a manufacturer of luggage, from 1983 to 1987, Senior Vice President of Abraham and Strauss, a division of Federated Department Stores, Inc., from 1979 until 1983 and Executive Vice President-Chief Financial Officer of E.J. Korvette's from 1971 until 1979.

         Lorrence T. Kellar has been a Director of the Company since September 1997. Mr. Kellar has been Vice President of Real Estate for the Kmart Corporation since April 1996. Prior to that, Mr. Kellar had been Vice President of Real Estate and Finance of The Kroger Co., a supermarket retailer, from 1988 to April 1996. He is a Director of Frisch's Restaurants, Multi-Color Corporation and a Trustee of The Capital Trust, a mutual fund group.

         Christina A. Mohr has been a Director of the Company since September 1995 and was a director of Holdings from January 1994 until May 1996. Ms. Mohr has been Managing Director at Salomon Smith Barney (formerly Salomon Brothers, Inc.), an investment banking firm, since February 1997. Prior to that, Ms. Mohr had been Managing Director, Banking Group of Lazard Freres & Co. LLC, an investment banking firm, from 1990 to February 1997. She was a Vice President, Banking Group, from 1984 to 1990. She is a Director of United Retail Group, Inc., a retail chain.

         Arthur E. Reiner has been a Director of the Company since August 1996. Mr. Reiner became Chairman of Finlay Enterprises, Inc. ("Enterprises") effective February 1, 1999 and, from January 1995 to such date, served as Vice Chairman of that company. Mr. Reiner has also served as President and Chief Executive Officer of Enterprises since January 30, 1996 and as Chairman of the Board and Chief Executive Officer of Finlay Fine Jewelry Corporation, Enterprise's wholly owned subsidiary since January 3, 1995. Prior to joining Finlay, Mr. Reiner had spent over 30 years with the Macy's organization. From February 1992 to October 1994, Mr. Reiner was Chairman and Chief Executive Officer of Macy's East, a subsidiary of Macy's. From 1988 to 1992, Mr. Reiner was Chairman and Chief Executive Officer of Macy's Northeast, which was combined with Macy's Atlanta division to form Macy's East in 1992. Mr. Reiner was Chairman of the Educational Foundation for the Fashion Institute of Technology from 1985 to 1995 and currently is Vice Chairman.

ITEM 11. EXECUTIVE COMPENSATION

                           SUMMARY COMPENSATION TABLE

-----------------------------------------------------------------------------------------------------------------------
                                                                                        Long Term
                                                                                        Compensation
                                                                                           Awards
                                                                        Other Annual     Securities       All Other
                                       Fiscal                           Compensation     Underlying    Compensation ($)
     Name and Principal Position        Year    Salary($)   Bonus($)        ($)         Options (#)          (1)
-----------------------------------------------------------------------------------------------------------------------
                                                 Annual Compensation
Robert N. Friedman...................   1999       628,400       --         (2)              --             2,500
Chairman and Chief                      1998       624,000       --         (2)              --             2,500
Executive Officer                       1997       575,000    550,000       (2)              --             2,406

Robert Glass.........................   1999       324,800       --         (2)              --             2,500
President, Chief Operating Officer,     1998       312,337       --         (2)           100,000           2,500
Chief Financial Officer and Secretary   1997       257,500     56,870       (2)              --             2,388

Jan Heppe (3)........................   1999       260,600     10,000       (2)              --             2,500
Senior Vice President and               1998       258,000     15,000       (2)              --             2,500
Director of Stores                      1997       240,000     50,000       (2)              --             2,400

Linda Nash-Merker (4)................   1999       230,000     70,000       (2)              --             2,500
Senior Vice President,                  1998       190,500     15,000       (2)              --             2,500
Human Resources                         1997       162,550     42,888       (2)              --             2,065
-----------------------------------------------------------------------------------------------------------------------

(1) Consists of (i) Company contributions in fiscal 1999 under the Loehmann's Inc. 401(k) Savings and Investment Plan of $2,500 for Mr. Friedman, $2,500 for Mr. Glass, $2,500 for Ms. Heppe, $2,500 for Mrs. Nash-Merker; (ii) Company contributions in fiscal 1998 under the Loehmann's Inc. 401(k) Savings and Investment Plan of $2,500 for Mr. Friedman, $2,500 for Mr. Glass, $2,500 for Ms. Heppe, $2,500 for Mrs. Nash-Merker; (iii) Company contributions in fiscal 1997 under the Loehmann's 401(k) Savings and Investment Plan of $2,406 for Mr. Friedman, $2,388 for Mr. Glass, $2,400 for Ms. Heppe, $2,065 for Mrs. Nash-Merker.

(2) For each named executive officer, the aggregate amount of other annual compensation is less than the lesser of 10% of such officer's total salary and bonus for such year or $50,000.

(3) Ms. Heppe resigned her position with the Company effective February 1, 2000.

(4) Linda Nash-Merker became an executive officer of the Company in May 1998. Mrs. Nash-Merker resigned her position with the Company effective May 1, 2000.

         The following table sets forth information concerning the value of unexercised options as of January 29, 2000 held by the executives named in the Summary Compensation Table above.

                 AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                        AND FISCAL YEAR-END OPTION VALUES

-----------------------------------------------------------------------------------------------------------------------
                                                              Number of Securities
                               Shares                              Underlying                Value of Unexercised
                              Acquired         Value          Unexercised Options            In-the-Money Options
                             On Exercise     Realized        at Fiscal Year End (#)         at Fiscal year End ($)
Name                             (#)            ($)        Exercisable/Unexercisable     Exercisable/Unexercisable(1)
-----------------------------------------------------------------------------------------------------------------------
Robert N. Friedman               ---            ---          306,227            ---              ---             ---
Robert Glass                     ---            ---           42,875         79,469              ---             ---
Jan Heppe                        ---            ---            6,703         24,469              ---             ---
Linda Nash-Merker                ---            ---            2,680         11,788              ---             ---
-----------------------------------------------------------------------------------------------------------------------

(1)  Based on a stock price at January 29, 2000 of $0.22

Employment and Severance Agreements

Mr. Friedman

         Mr. Friedman's employment agreement, as amended (the "Friedman Agreement"), provides that he will serve as Chairman and Chief Executive Officer of the Company from February 1, 1999 through January 31, 2001, subject to automatic successive one-year extensions unless either party provides the other party with at least 30 days prior written notice that it does not wish to extend the Period of Employment (as defined in the Friedman Agreement), provided that the Period of Employment shall continue in effect at least until the later of
(x) January 31, 2001 and (y) 12 months following notice by the Company of its election not to extend the Period of Employment, for an annual base salary of not less than $550,000 for fiscal 1996, $575,000 for fiscal 1997 and $600,000 for fiscal 1998, fiscal 1999 and fiscal 2000. Mr. Friedman is also eligible to receive an annual bonus equal to 100% of his base salary in effect for each of fiscal 1996 and fiscal 1997 and 60% of his base salary in effect for fiscal 1998, fiscal 1999, and fiscal 2000 if, for each such fiscal year, the Company attains its targeted financial goals (as defined by the Compensation Committee). The Friedman Agreement also provides for certain insurance and other benefits to be maintained and paid by the Company.

         The Friedman Agreement provides that if Mr. Friedman's employment is terminated by the Company without Cause or by Mr. Friedman with Good Reason (as such terms are defined in the Friedman Agreement), the Company will be required to pay his base salary then in effect for the greater of 12 months following his termination or the remainder of his term of employment. Mr. Friedman will also be entitled to receive any bonus earned with respect to any previously completed fiscal year which remains unpaid as of the date of termination. If Mr. Friedman's employment is terminated, either by the Company or by Mr. Friedman for Good Reason, coincident with or within one-year after a Change of Control (as defined in the Friedman Agreement), the Company will be required to pay Mr. Friedman a lump sum, in cash, equal to two times his base salary then in effect and all unvested options will vest in full. If Mr. Friedman's employment is terminated by the Company without Cause, Mr. Friedman for Good Reason or as a result of a Change of Control, the Company also, with certain exceptions, will be required to continue to maintain life insurance for Mr. Friedman for the remainder of his life or until he attains the age of 70 with a death benefit equal to his base salary at the date of termination and medical insurance for Mr. Friedman and his spouse until their respective deaths. The Company also will be required to maintain life insurance for Mr. Friedman and medical insurance for Mr. Friedman and his spouse, as described in the foregoing sentence, upon Mr. Friedman's retirement or voluntary termination from the Company after the period of employment provided for in the Friedman Agreement.

         The Friedman Agreement provides that the Company has certain rights to purchase shares of the Common Stock and/or vested options held by Mr. Friedman upon termination of his employment. Finally, the Friedman Agreement provides that Mr. Friedman will not, with certain exceptions, "engage or be engaged in a competing business" (as defined in the Friedman Agreement) for a period of two years following termination of his employment (unless he is terminated without Cause or he resigns with Good Reason).

Mr. Glass

         Mr. Glass's employment agreement (the "Glass Agreement") provides that he will serve as President and Chief Operating Officer of the Company from April 1, 1998 through March 31, 2000. In accordance with its terms, the Glass Agreement has been automatically renewed for a one year term at an annual base salary of $320,000. The annual base salary shall be reviewed each April 1 except that no such review shall result in any reduction of the annual base salary then in effect. Mr. Glass also is eligible to receive an annual bonus equal to 60% of his annual base salary in effect, if, for each such fiscal year, the Company attains its targeted financial goals (as defined by the Compensation Committee). In addition, the bonus percentage can increase if the Company exceeds achievement of certain financial goals (as defined by the Compensation Committee). The Glass Agreement also provides for certain insurance and other benefits to be maintained and paid by the Company.

         The Glass Agreement provides that if Mr. Glass's employment is terminated by the Company without cause or by Mr. Glass with Good Reason (as such terms are defined in the Glass Agreement), the Company will be required to pay his base salary then in effect for the greater of 12 months following his termination or the remainder of his term of employment. Mr. Glass will also be entitled to receive any bonus earned with respect to any previously completed fiscal year which remains unpaid as of the date of termination. If Mr. Glass's employment is terminated, either by the Company or by Mr. Glass for Good Reason, coincident with or within one-year after a Change of Control, the Company will be required to pay Mr. Glass a lump sum, in cash, equal to two times his base salary then in effect and all unvested options will vest in full. If Mr. Glass's employment is terminated by the Company without Cause, Mr. Glass for Good Reason or as a result of a Change of Control, the Company also, with certain exceptions, will be required to continue to maintain life insurance for Mr. Glass for the remainder of his life or until he attains the age of 70 with a death benefit equal to his base salary at the date of termination and medical insurance for Mr. Glass and his spouse until their respective deaths. The Company will also be required to maintain life insurance for Mr. Glass and medical insurance for Mr. Glass and his spouse, as described in the foregoing sentence, upon Mr. Glass's retirement or voluntary termination from the Company after the period of employment provided for in the Glass Agreement.

         The Glass Agreement provides that if Mr. Glass's employment is terminated for any reason, Mr. Glass will not for a period of two years following termination of his employment directly or indirectly (i) solicit or encourage any member of senior management to leave the employment of the Company or (ii) hire any member of senior management who was an employee of the Company during Mr. Glass's employment under the Glass Agreement or the two year period after Mr. Glass's employment is terminated.

Compensation of Members of the Board of Directors

         For serving as a director of the Company, each non-employee director receives, $15,000 per year, $1,000 per Board of Directors meeting attended in person, $500 per Board of Directors meeting attended by telephone, and $500 per Board of Directors committee meeting attended. Certain directors who are not employees of the Company will be entitled to receive benefits under the directors stock option plan (the "Directors Stock Option Plan") and all directors of the Company will be entitled to receive benefits under the Directors Deferred Compensation Plan. Under the terms of the Directors Stock Option Plan, each person, who is not an employee of the Company, and who is first elected, appointed or otherwise first becomes a director (an "Eligible Director") will be granted an option to purchase 6,000 shares of Common Stock as of the date on which such person first becomes an Eligible Director (an "Initial Option"). Each person who was an Eligible Director as of the effective date of the plan was granted an option to purchase 6,000 shares of Common Stock (the "Special Option"). Each person who is an Eligible Director on February 1st of each year will receive an option to purchase 3,000 shares of Common Stock (an "Annual Option"). The Directors Stock Option Plan also provides that the Board of Directors shall have discretionary authority to award options to acquire up to an aggregate of 100,000 shares of Common Stock to one or more Eligible Directors ("Discretionary Options"). All options granted under the Directors Stock Option Plan are "nonqualified" stock options subject to the provisions of
Section 83 of the Internal Revenue Code of 1986, as amended.

         Each Initial Option and Special Option vests and becomes exercisable in 1/3 increments on each of the first, second and third anniversaries of the date of grant; provided that the Eligible Director is in the service of the Company as a director on such date. Each Annual Option vests and becomes exercisable in full on the one year anniversary of the date of grant, provided that the Eligible Director is in the service of the Company as a director on such date. In the event of the termination of the Eligible Director's service as a director prior to the time all or any portion or an Initial Option, a Special Option, or an Annual Option vests, such option, to the extent not yet vested, terminates. Discretionary Options are subject to vesting conditions established by the Board of Directors and provided in a separate award agreement evidencing the award of such Discretionary Option. Any unexercised portion of an option automatically becomes null and void at the time of the earliest to occur of (i) the expiration of 10 years from the grant date and (ii) the expiration of one year from the date the Eligible Director's service terminates. The Directors Stock Option Plan provides that the option exercise price for the options shall be the "fair market value" (as defined in the Directors Stock Option Plan) of the Common Stock on the date of grant.

         Holders of Loehmann's Stock Options (and other instruments evidencing ownership in Loehmann's) will receive no distributions under the Plan of Reorganization and such instruments will be canceled.

         In addition, the Company has a consulting agreement with Mr. Kaplan. Mr. Kaplan will act as a director and consultant to the Company. Under the agreement, he is paid a retainer of $75,000 per year and is entitled to a $15,000 per year auto allowance. This consulting agreement became effective in April 1998 and extends for a five-year period.

Compensation Committee Interlocks and Insider Participation

         During fiscal 1999, Mr. Reiner served as the member of the Compensation Committee of the Board of Directors.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information as of April 20, 2000 with respect to beneficial ownership of shares of the Common Stock by (i) all stockholders known by the Company to be beneficial owners of more than 5% of such class, (ii) each director, (iii) each executive officer named in the Summary Compensation Table and (iv) all directors and executive officers as a group. Unless otherwise indicated in the notes below, the address of each beneficial owner is in care of Loehmann's, Inc., 2500 Halsey Street, Bronx, New York 10461.

------------------------------------------------------------------------------------------------------------------

Name and Address of Beneficial Owner                                     Shares of Common Stock     Percentage
------------------------------------                                     ----------------------     ----------
------------------------------------------------------------------------------------------------------------------
Sprout Capital V(1)..................................................                   200,779           2.2%
Sprout Growth, L.P.(1)...............................................                   242,769           2.7%
Sprout Growth, Ltd.(1)...............................................                    27,025              *
DLJ Venture Capital Fund II, L.P.(1).................................                    12,065              *
Donaldson, Lufkin & Jenrette Securities Corporation(1)...............                   126,161           1.4%
Rosenberg (U.S.)(1)..................................................                   326,000           3.6%
J&W Seligman & Co. Incorporated(2)...................................                 1,288,160          14.2%
Robert Friedman(3)...................................................                   306,227           3.3%
Robert Glass(4)......................................................                    42,875              *
Jan Heppe(5).........................................................                     6,703              *
Linda Nash-Merker(6).................................................                     2,680              *
Philip Kaplan(7).....................................................                   112,174           1.2%
Lorrence T. Kellar(8)................................................                    13,000              *
Christina A. Mohr(9).................................................                    10,000              *
Arthur E. Reiner(9)..................................................                    10,000              *
All directors and executive officers as a group (9 persons)(10)......                   480,659           5.1%
------------------------------------------------------------------------------------------------------------------

   *Less than 1%

(1) Based in part upon information provided in a Schedule 13G filed with the Commission. Sprout Capital V, Sprout Growth, L.P., Sprout Growth, Ltd., DLJ Venture Capital II, L.P., Rosenberg, Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ" and, collectively with the other entities named above, the "Sprout Group") are all affiliates. The business address of all such Sprout Group entities is 277 Park Avenue, New York, New York 10172. Because of their direct and indirect ownership of a majority of the capital stock of DLJ, AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle, Alpha Assurances I.A.R.D. Mutuelle, Alpha Assurances Vie Mutuelle, AXA Courtage Assurance Mutuelle, AXA Alliance Capital Management L.P. and The Equitable Companies Incorporated may be deemed to beneficially own all of the shares of Common Stock beneficially owned by the Sprout Group. The business address of Alpha Assurances I.A.R.D. Mutuelle and Alpha Assurances Vie Mutuelle is 100-101 Terrasse Boieldien, 92042 Paris La Defense France. The business address of AXA Assurances I.A.R.D. Mutuelle and AXA Assurances Vie Mutuelle is 21, rue de Chateaudun, 75009 Paris France. The business address of AXA Courtage Assurance Mutuelle is 26, rue Louis le Grand, 75002 Paris France. The business address of AXA is 23, avenue Matignon, 75008 Paris France. The business address of The Equitable Companies Incorporated is 787 Seventh Avenue, New York, New York 10019. The business address of Alliance Capital Management L.P. is 1345 Avenue of the Americas, New York, New York 10105.

(2) Based upon information provided in a Schedule 13G filed with the Commission. The holdings of J.&W. Seligman & Co. Incorporated ("JWS") include all shares of Common Stock beneficially owned by Seligman Value Fund Series, Inc. - Seligman Small-Cap Value Fund (the "Fund"). JWS, as investment adviser for the Fund, may be deemed to beneficially own the shares of the Fund. Accordingly, the shares owned by JWS include those shares owned by the Fund. In addition, William C. Morris, as the owner of a majority of the outstanding voting securities of JWS, may be deemed to beneficially own the shares reported herein by JWS. The business address of JWS, the Fund and William C. Morris is 100 Park Avenue, New York, NY 10017.

(3) Includes options to purchase 306,227 shares of Common Stock which are exercisable within sixty (60) days of the date hereof.

(4) Includes options to purchase 42,875 shares of Common Stock which are exercisable within sixty (60) days of the date hereof. Does not include options to purchase 79,469 shares of Common Stock which are not exercisable in sixty (60) days of the date hereof.

(5) Includes options to purchase 6,703 shares of Common Stock which are exercisable within sixty (60) days of the date hereof. Does not include options to purchase 24,469 shares of Common Stock which are not exercisable in sixty (60) days of the date hereof.

(6) Includes options to purchase 2,680 shares of Common Stock which are exercisable within sixty (60) days of the date hereof. Does not include options to purchase 11,788 shares of Common Stock which are not exercisable in sixty (60) days of the date hereof.

(7) Includes options to purchase 52,041 shares of Common Stock which are exercisable within sixty (60) days of the date hereof. Include 60,133 shares owned.

(8) Includes options to purchase 10,000 shares of Common Stock which are exercisable within sixty (60) days of the date hereof. Include 3,000 shares owned. Does not include options to purchase 2,000 shares of Common Stock which are not exercisable in sixty (60) days of the date hereof.

(9) Includes options to purchase 10,000 shares of Common Stock which are exercisable within sixty (60) days of the date hereof. Does not include options to purchase 2,000 shares of Common Stock which are not exercisable in sixty (60) days of the date hereof.

(10) Includes options to purchase 417,526 shares of Common Stock which are exercisable within sixty (60) days of the date hereof. Does not include options to purchase 159,726 shares of Common Stock which are not exercisable in sixty (60) days of the date hereof. Includes 63,133 shares owned.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Certain Agreements Between the Company and Bigio Group, LLC

         During the 1999 fiscal year, the Company purchased $519,000 of merchandise for resale from the Bigio Group, LLC ("Bigio"). Robert N. Friedman, who is Chairman and Chief Executive Officer and a director of the Company, is married to Deborah Friedman who is the owner and a principal of Bigio. Mr. Friedman has an interest in these transactions as a result of his relationship with Deborah Friedman.

PART IV.

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K.

(a)  Documents filed as part of the report.

          (1)  List of Financial Statements

          Report of Independent Auditors
          Balance Sheets
          Statements of Operations

          Statements of Changes in Common Stockholders' Equity (Deficit) Statements of Cash Flows
          Notes to Financial Statements

          (2)  List of Financial Statement Schedules

          Schedule II, Valuation and Qualifying Accounts Other schedules are omitted because they are either not applicable or the required information is shown in the financial statements or notes thereto.

          (3)  List of Exhibits

               2.1 Plan of Reorganization of Loehmann's Inc. (Previously filed).

               2.2 Disclosure Statement of Loehmann's Inc. regarding its Plan of Reorganization (Previously filed).

               3.1 Amended and Restated Certificate of Incorporation of Loehmann's, Inc., filed as Exhibit 3.1 to Loehmann's, Inc.'s Registration Statement on Form S-1 (Registration No. 33-97100) and incorporated hereby by reference.

               3.2 By-Laws of Loehmann's, Inc., filed as Exhibit 3.2 to Loehmann's, Inc.'s Registration Statement on Form S-1 (Registration No. 33-97100) and incorporated herein by reference.

               4.1 11 7/8% Senior Note Indenture, dated as of May 10, 1996, between Loehmann's, Inc. and United States Trust Company of New York, as Trustee, filed as Exhibit 4.1 to Loehmann's, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended May 4, 1996 (Comm. File No. 0-28410), and incorporated herein by reference.

               4.2 A letter from Loehmann's, Inc. to the Securities and Exchange Commission agreeing to furnish copies of certain debt instruments.*

               4.3 Agreement between Loehmann's Inc. and Congress Financial Corporation, dated as of May 12, 1998, filed as Exhibit 4.1 to Loehmann's Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended May 2, 1998 (Comm. File No. 0-28410), and incorporated herein by reference.

               4.4 Agreement between Loehmann's Inc. and Fleet Bank, N.A., dated as of May 12, 1998, filed as Exhibit 4.2 to Loehmann's Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended May 2, 1998 (Comm. File No. 0-28410), and incorporated herein by reference.

              10.1 Lease Agreement between the New York City Industrial Development Agency and Loehmann's, Inc. dated as of December 1, 1983, filed as Exhibit 10.3 to Loehmann's Holdings, Inc.'s Registration Statement on Form S-1 (Registration No. 33-25718) and incorporated herein by reference.

              10.2 Agreement among Loehmann's Holdings, Inc., Loehmann's, Inc. and Robert N. Friedman dated as of November 1, 1995, filed as Exhibit 10.11 to Loehmann's Holdings, Inc.'s Registration Statement on Form S-1 (Registration No. 33-97100) and incorporated herein by reference.

              10.3 Amendment No. 1 to Employment Agreement among Loehmann's Holdings, Inc., Loehmann's, Inc. and Robert N. Friedman dated as of April 5, 1996, filed as Exhibit 10.12 to Loehmann's Holdings, Inc.'s Registration Statement on Form S-1 (Registration No. 33-97100) and incorporated herein by reference.

              10.4 Compensation/Consultation Agreement between Loehmann's Holdings, Inc. and Norman Matthews, filed as Exhibit 10.8 to Loehmann's Holdings, Inc.'s Registration Statement on Form S-1 (Registration No. 33-25718) and incorporated herein by reference.

              10.5 Loehmann's, Inc. Amended and Restated Deferred Profit Sharing Plan, effective January 31, 1993, filed as Exhibit
                    10.15 to Loehmann's Holdings, Inc.'s Registration Statement on Form S-1 (Registration No. 33-97100) and incorporated herein by reference.

              10.6  Loehmann's Holdings, Inc. 1988 Stock Option Plan, filed as
                    Exhibit 10.10 to Loehmann's Holdings, Inc.'s Registration Statement on Form S-1 (Registration No. 33-25718) and incorporated herein by reference.

              10.7 Non-Qualified Stock Option Agreement dated September 30, 1988 between Loehmann's Holdings, Inc. and Philip Kaplan, filed as Exhibit 10.11 to Loehmann's Holdings, Inc.'s Registration Statement on Form S-1 (Registration No. 33-25718) and incorporated herein by reference.

              10.8  Loehmann's, Inc. New Stock Incentive Plan, filed as Exhibit
                    10.18 to Loehmann's, Inc.'s Registration Statement on Form S-1 (Registration No. 33-97100) and incorporated herein by reference.

              10.9  Executive Incentive Compensation Plan, filed as Exhibit
                    10.13 to Loehmann's Holdings, Inc.'s Registration Statement on Form S-1 (Registration No. 33-25718) and incorporated herein by reference.

              10.10 Non-Qualified Stock Option Agreement dated as of December
                    10, 1993 between Loehmann's Holdings, Inc. and Norman S. Matthews, filed as Exhibit 10.15 to Loehmann's Holdings, Inc.'s Registration Statement on Form S-4 (Registration No. 33-71922) and incorporated herein by reference.

              10.11 Employment Agreement between Loehmann's, Inc. and Robert
                    Glass, dated as of February 27, 1998, filed as Exhibit 10.14 to Loehmann's, Inc.'s Annual Report on Form 10-K for the year ended January 31, 1998 (Comm. File NO. 0-24810), and incorporated herein by reference.

              10.12 Consulting Agreement between Loehmann's, Inc. and Philip
                    Kaplan, dated as of April 3, 1998, filed as Exhibit 10.15 to Loehmann's, Inc.'s Annual Report on Form 10-K for the year ended January 31, 1998 (Comm. File NO. 0-24810), and incorporated herein by reference.

              10.13 Severance Agreement between Loehmann's, Inc. and Bonnie
                    Dexter-Wolterstorff, dated January 9, 1998, filed as Exhibit
                    10.17 to Loehmann's, Inc.'s Annual Report on Form 10-K for the year ended January 31, 1998 (Comm. File NO. 0-24810), and incorporated herein by reference.

              10.14 Form of Agency Agreement between Loehmann's, Inc. and a joint venture of Gordon Brothers Retail Partners, LLC and The Ozer Group, LLC, dated February 27, 1998 filed as
                    Exhibit 10.17 to Loehmann's, Inc.'s Annual Report on Form 10-K for the year ended January 31, 1998 (Comm. File NO. 0-24810), and incorporated herein by reference.

              10.15 Ratification and Amendment Agreement, dated as of May 19,
                    1999, by and between Loehmann's, Inc. as Debtor and Debtor-In-Possession in a case pending under chapter 11 of the Bankruptcy Code, and Congress Financial Corporation, filed as Exhibit 10.1 to Loehmann's Inc.'s Quarterly Report on Form 10-Q for the quarter ended May 1, 1999 (Comm. File NO. 0-24810), and incorporated herein by reference.

              10.16 Lease Agreement, dated October 6, 1998, by And between
                    Maurice M. Weill, Trustee for Rutherford Property and Loehmann's, Inc. (Previously filed).

              23    Consent of Independent Auditors.*

              24 Powers of Attorney (included on signature page of this 10-K) (Previously filed).

              27    Financial Data Schedule (Previously filed).


(b)  Reports on Form 8-K

     None filed in the fourth quarter.

--------------
*    Filed herewith

                                                                     SCHEDULE II

                                LOEHMANN'S, INC.
                        VALUATION AND QUALIFYING ACCOUNTS
                                 (in thousands)

           Column A                 Column B             Column C            Column D       Column E

                                                        Additions
                                                        ---------

                                   Balance at    Charged to    Charged to                   Balance at
                                   Beginning      Cost and        Other                       end of
          Description              of Period      Expense       Accounts     Deductions       Period
  Year ended January 29, 2000
  ---------------------------
  Reserve for Store Closings             $307        $1,237            $0      $1,544(a)             $0
                                         ====        ======            ==      ======                ==

  Year ended January 30, 1999
  ---------------------------
  Reserve for Store Closings           $7,130             0             0      $6,823(a)           $307
                                       ======             =             =      ======              ====

  Year ended January 31, 1998
  ---------------------------
  Reserve for Store Closings              $10        $7,190            $0         $70(a)         $7,130
                                          ===        ======            ==         ===            ======
--------------------------------------------------------------------------------------------------------

     (a) Payments for leasehold obligation expenses and other store closing expenses.

                                   SIGNATURES

         Pursuant to the requirements of Sections 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to its Annual Report on Form 10-K to be signed on its behalf by the undersigned thereunto duly authorized.

                                         LOEHMANN'S, INC.


         Dated: May 19, 2000             By: /s/ Robert Glass
                                         ---------------------------------------
                                         Robert Glass, President, Chief
                                         Operating Officer, Chief Financial
                                         Officer, Secretary and Director

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert N. Friedman and Robert Glass, such person's true and lawful attorney-in-fact and agents, with full power of substitution and revocation, for such person and in such person's name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this report filed pursuant to the requirements of
Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, and to file the same with all exhibits thereto, and the other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and things requisite and necessary to be done, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Exchange Act of 1934, this amendment to the report has been signed below by the following persons in the capacities and on the dates indicated.

Signature                          Title                                               Date
---------                          -----                                               ----


          *                        Chairman, Chief Executive Officer and Director      May 19, 2000
-----------------------
Robert N. Friedman

          *                        President, Chief Operating Officer, Chief           May 19, 2000
-----------------------            Financial Officer and Director
Robert Glass

          *                        Director                                            May 19, 2000
-----------------------
Philip Kaplan

          *                        Director                                            May 19, 2000
-----------------------
Lorrence T. Kellar

          *                        Director                                            May 19, 2000
-----------------------
Christina A. Mohr



                                       54


          *                        Director                                            May 19, 2000
-----------------------
Arthur E. Reiner


* By: /s/ Robert Glass
      ----------------
      Name:  Robert Glass
      Title: Attorney-in-fact

                                   EXHIBIT D

                                   PROJECTIONS

i)       RESPONSIBILITY FOR AND PURPOSE OF THE PROJECTIONS

As a condition to confirmation of a plan, the Bankruptcy Code requires, among other things, that the Bankruptcy Court determine that confirmation is not likely to be followed by the liquidation or the need for further financial reorganization of the debtor. In connection with the development of the Plan, and for purposes of determining whether the Plan satisfies this feasibility standard, Loehmann's management has, through the development of financial projections (the "Projections"), analyzed the ability of Loehmann's to meet its obligations under the Plan to maintain sufficient liquidity and capital resources to conduct its business. The Projections were also prepared to assist each holder of a Claim in Class 5 in determining whether to accept or reject the plan.

The Projections should be read in conjunction with the assumptions, qualifications and footnotes to tables containing the Projections set forth herein, the historical consolidated financial information (including the notes and schedules thereto) and the other information set forth in Loehmann's Annual Report on Form 10-K for the fiscal year ended January 29, 2000 and Loehmann's Quarterly Report on Form 10-Q for the period ended April 29, 2000 annexed hereto as Exhibits C and F, respectively, the full texts of which are incorporated herein by reference. The Projections were prepared in good faith based upon assumptions believed to be reasonable and applied in a manner consistent with past practice. The Projections, which were prepared in June 2000, were based, in part, on economic, competitive, and general business conditions prevailing at the time. While as of the date of this Disclosure Statement such conditions have not materially changed, any future changes in these conditions may materially impact the ability of Loehmann's to achieve the Projections.

THE PROJECTIONS WERE NOT PREPARED WITH A VIEW TOWARDS COMPLYING WITH THE GUIDELINES FOR PROSPECTIVE FINANCIAL STATEMENTS PUBLISHED BY THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS. LOEHMANN'S INDEPENDENT ACCOUNTANT, ERNST & YOUNG, HAS NEITHER COMPILED NOR EXAMINED THE ACCOMPANYING PROSPECTIVE FINANCIAL INFORMATION TO DETERMINE THE REASONABLENESS THEREOF AND, ACCORDINGLY, HAS NOT EXPRESSED AN OPINION OR ANY OTHER FORM OF ASSURANCE WITH RESPECT HERETO.

LOEHMANN'S DOES NOT, AS A MATTER OF COURSE, PUBLISH PROJECTIONS OF ITS ANTICIPATED FINANCIAL POSITION, RESULTS OF OPERATIONS OR CASH FLOWS. ACCORDINGLY, LOEHMANN'S DOES NOT INTEND TO, AND DISCLAIMS ANY OBLIGATION TO (A) FURNISH UPDATED PROJECTIONS TO HOLDERS OF CLAIMS OR EQUITY INTERESTS PRIOR TO THE EFFECTIVE DATE OR TO HOLDERS OF NEW COMMON STOCK OR ANY OTHER PARTY AFTER THE EFFECTIVE DATE, (B) INCLUDE SUCH UPDATED INFORMATION IN ANY DOCUMENTS THAT MAY BE REQUIRED TO BE FILED WITH THE SEC, OR (C) OTHERWISE MAKE SUCH UPDATED INFORMATION PUBLICLY AVAILABLE.

THE PROJECTIONS PROVIDED IN THE DISCLOSURE STATEMENT HAVE BEEN PREPARED EXCLUSIVELY BY LOEHMANN'S MANAGEMENT. THESE PROJECTIONS, WHILE PRESENTED WITH NUMERICAL SPECIFICITY, ARE NECESSARILY BASED ON A VARIETY OF ESTIMATES AND ASSUMPTIONS WHICH, THOUGH CONSIDERED REASONABLE BY MANAGEMENT, MAY NOT BE REALIZED, AND ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC AND COMPETITIVE UNCERTAINTIES AND CONTINGENCIES, MANY OF WHICH ARE BEYOND LOEHMANN'S CONTROL. LOEHMANN'S CAUTIONS THAT NO REPRESENTATIONS CAN BE MADE AS TO THE ACCURACY OF THESE FINANCIAL PROJECTIONS OR TO REORGANIZED LOEHMANN'S ABILITY TO ACHIEVE THE PROJECTED RESULTS. SOME ASSUMPTIONS INEVITABLY WILL NOT MATERIALIZE. FURTHER, EVENTS AND CIRCUMSTANCES OCCURRING SUBSEQUENT TO THE DATE ON WHICH THESE PROJECTIONS WERE PREPARED MAY BE DIFFERENT FROM THOSE ASSUMED OR, ALTERNATIVELY, MAY HAVE BEEN UNANTICIPATED, AND THUS THE OCCURRENCE OF THESE EVENTS MAY AFFECT FINANCIAL RESULTS IN A MATERIAL AND POSSIBLY ADVERSE MANNER. THE PROJECTIONS, THEREFORE, MAY NOT BE RELIED UPON AS A GUARANTY OR OTHER ASSURANCE OF THE ACTUAL RESULTS THAT WILL OCCUR.

FINALLY, THE FOLLOWING PROJECTIONS INCLUDE ASSUMPTIONS AS TO THE ENTERPRISE VALUE OF REORGANIZED LOEHMANN'S, THE FAIR VALUE OF ITS ASSETS AND ITS ACTUAL LIABILITIES AS OF THE EFFECTIVE DATE. REORGANIZED LOEHMANN'S WILL BE REQUIRED TO MAKE SUCH ESTIMATION AS OF THE EFFECTIVE DATE. SUCH DETERMINATION WILL BE BASED UPON THE FAIR VALUES AS OF THAT DATE, WHICH COULD BE MATERIALLY GREATER OR LOWER THAN THE VALUES ASSUMED IN THE FOREGOING ESTIMATES.

ii)      SUMMARY OF SIGNIFICANT ASSUMPTIONS

Loehmann's has developed the Projections (summarized below) to assist creditors in their evaluation of the Plan and to analyze its feasibility. THE PROJECTIONS ARE BASED UPON A NUMBER OF SIGNIFICANT ASSUMPTIONS DESCRIBED BELOW. ACTUAL OPERATING RESULTS AND VALUES MAY AND WILL VARY FROM THOSE PROJECTED.

A. FISCAL YEARS. Loehmann's fiscal year ends on the Saturday closest to January 31 of each year. Any reference to a specific fiscal year means the 52 or 53 week period ending on the Saturday closest to January 31 of the next calendar year. The fiscal year ending February 3, 2001 (Fiscal 2000) will be a 53-week year.

B. PLAN TERMS AND CONSUMMATION. The Projections assume an Effective Date of October 1, 2000 with Allowed Claims and Equity Interests treated in accordance with the treatment provided in the Plan with respect to such Allowed Claims and Equity Interests.

C. STORE RATIONALIZATION PROGRAM. Loehmann's closed 14 stores in July 1999, and closed an additional 11 stores in March 2000. After these store closings, Loehmann's operates 44 stores. No further store closings are assumed in the Projections.

D. GENERAL ECONOMIC CONDITIONS. The Projections were prepared assuming that economic conditions in the markets served by Loehmann's do not differ significantly over the next five years from current economic conditions. Inflation in revenues and costs are assumed to remain relatively low.

E. REVENUES. On a comp store basis, sales are projected to increase 1.1% in 2000. Thereafter, comp store sales are projected to increase 1.9%, 2.7%, 2.6%, and 1.9% for the years 2001-2004, respectively. In addition to its projected comp store sale growth, the Company plans to open two stores per year beginning in 2001, for a total of 8 new stores opened during the projection period. In each year, one store is projected to open in the spring season and one in the fall. These new stores are assumed to be fill-in locations within the Company's existing markets. Sales have also been projected by product category. While sales increases are projected in most product categories, the highest rate of growth is projected in bridge sportswear, which is the key category in the Company's Back Room expansion strategy.

F. GROSS MARGINS. Total Company gross margin is projected to increase from 30.9%(1) in 1999 to 34.5% in 2004. This increase in gross margin is based upon:
(i) an increase in initial markup resulting from an increase in opportunistic buying at steep discounts, especially in the better sportswear and Back Room sportswear businesses, and from increased penetration of certain high-margin product categories including accessories and men's; (ii) a reduction in shrink, particularly in the men's business; (iii) a decrease in promotional markdowns, which is partially offset by an increase in permanent markdowns.

G. SELLING AND ADMINISTRATIVE EXPENSES. SG&A expense is projected to decrease from 29.8% of sales in 1999 to 28.7% of sales in 2000. Thereafter, the Projections assume that SG&A will gradually decrease to 26.8% of sales by 2004. The anticipated savings will result from a variety of cost initiatives explained below.

Store expenses are generally projected to increase at a 2.0% rate of inflation. In addition, store expense includes incremental expense in each year from 2001 forward because of the addition of new stores. Expected savings as a result of lease re-negotiations which are currently underway have been factored into store occupancy expense.

Advertising expense is projected to decrease from 4.2% of sales in 1999 ($16.3 million) to 3.0% in 2000 ($10.4 million). 1999 expense was abnormally high due to a customer reactivation effort in the spring season, which was not repeated. From 2001 forward, advertising expense is projected at approximately 3.6% of sales, reflecting more normalized levels of advertising spending.

The Projections assume that Corporate Expenses will decrease as a percent of sales from 4.6% in 1999 ($17.9 million) to 3.9% in 2004 ($16.7 million). This reflects headcount reductions which took place in July 1999 and February 2000. The reductions in total are expected to save approximately $4.7 million per year.

The Company expects to realize net cash flow savings of approximately $1.0 million per year from warehouse cost reductions. Warehouse expense also includes additional payroll expense related to the additions of new stores.

----------
(1) This margin includes a $6.1 million loss on the sale of inventory in GOBs.

H. INCOME TAXES. As of January 30, 1999, the Company had net operating losses of approximately $46 million. As a result of the Restructuring, the Company may recognize cancellation of indebtedness income and/or a change of control as defined by Section 382 of the Internal Revenue Code, each of which may limit or reduce the amount of NOLs that the Company can utilize. As a result, the Projections assume that the Company cannot offset taxable income with existing NOLs. The Projections therefore assume a 40% tax rate.

i. CAPITAL EXPENDITURES. Major projected capital expenditures are as follows:

o The Company will invest $1.75 million in warehouse facilities improvements in 2000.

o In order to decrease transaction times and keep pace with competition, the Company plans to invest $2.0 million in both 2000 and 2001 in order to purchase technologically up-to-date cash registers.

o The Company will invest approximately $2.0 million in 2001 in a system ("Comtec") that will allow more efficient processing of markdowns.

o The Company is investing approximately $500,000 in 2000 on a loss prevention tagging system in order to consolidate the current two systems into one.

o The Company will invest $1.5 million in new warehouse software and hardware systems in 2001 to enhance efficiency.

o The Company plans to invest approximately $250,000 in 2001 on an up-to-date accounts payable system.

o The Company will incur capital expenditures of $750,000 per new store. Store maintenance capital expenditures are expected to be approximately $4.0 million per year.

o Corporate MIS and warehouse maintenance expenses are each expected to be $500,000 per year.

J. EBITDA. EBITDA is defined for purposes of the Projections as earnings before interest expense, income tax provision, depreciation and amortization, and reorganization expense.

K. NEW SECURED CREDIT FACILITY. Reorganized Loehmann's is assumed to enter into a new revolving credit and term loan facility (the "New Secured Credit Facility"). The Projections make certain assumptions regarding the terms of the credit facility including, among other things, the interest rates and amortization requirements thereunder. While these assumptions may be different from the terms of the final agreement, any differences will not have a material impact on the overall liquidity of Reorganized Loehmann's.

L. NEW SENIOR NOTES. Loehmann's Holdings is assumed to issue $25 million in 11% senior unsecured New Senior Notes (the "New Senior Notes") to Class 5 creditors as of the Effective Date in accordance with the Plan. The New Senior Notes will be an obligation of the holding company and will therefore be subordinated to the obligations of the operating company, including the New Secured Credit Facility and accounts payable. The semi-annual coupon will be paid either in cash or in kind, depending on whether the operating company is able to make a cash dividend payment to the holding company.

L. FRESH START ACCOUNTING. The Projections have been prepared using the basic principles of "fresh start" accounting for periods after October 1, 2000. These principles are contained in the American Institute of Certified Public Accountants Statement of Position 90-7 "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code." Under "fresh start" accounting principles, Loehmann's will determine the reorganization value of the reorganized company at the Effective Date. This value will be allocated, based on estimated fair market values, to specific tangible or identifiable intangible assets, and Loehmann's will record an intangible asset equal to the reorganization value in excess of amounts allocable to identifiable assets. The Projections assume that the reorganization value in excess of amounts allocable to identifiable assets will be amortized over the twenty-five years following the Effective Date. For the purposes of this presentation, book values have been assumed to equal fair values except for specific items in which quantifiable data is currently available. Loehmann's is in the process of evaluating further how the reorganization value will be allocated to its various assets. It is likely that the final allocation, and therefore the amount of reorganization value in excess of book, the amortization of reorganization value in excess of book as well as depreciation and amortization expense, will differ from the amounts presented herein.

M. REORGANIZATION VALUE. For purposes of this Disclosure Statement and in order to prepare the Projections, management has estimated the reorganization value of Reorganized Loehmann's as of October 1, 2000 to be approximately $105 million, which represents the mid-point of the valuation range. See above, entitled "Valuation."

N. WORKING CAPITAL. Accounts receivable are primarily third party credit card sales, which are assumed to be received approximately 2 days after the customer's purchase, consistent with current experience.

Inventory turns are projected to increase from 4.0 times in 1999 to 4.5 times from 2000 forward. This increase in turn is based on implementation of the Company's initiative to better manage inventory flows throughout the season. This will result in part from negotiating more timely receipt of goods from vendors and in part from managing the sell-through of merchandise with a disciplined markdown schedule.

In addition, the Company plans to maintain its reserve inventory below historical levels, but to increase opportunistic buying throughout the selling season.

Accounts payable are projected to gradually return to pre-petition levels of 30 days' receipts outstanding after the Company's assumed emergence from bankruptcy. After filing, payables fell to approximately 14 days' receipts outstanding. Payables are expected to increase over the course of fiscal 2001, and then remain at 30 days' receipts outstanding after January 2002.

Accrued expenses are projected to remain in the range of approximately $11-12 million throughout the projection period, based on the level of historical accrued expenses as a percent of SG&A.

III) SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Except for historical information, statements contained in this Disclosure Statement and incorporated by reference, including the projections in this section, may be considered "forward-looking statements" within the meaning of federal securities law. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, general economic and business conditions, the competitive environment in which Loehmann's operates and will operate, the success or failure of Loehmann's in implementing its current business and operational strategies, the level of vendor trade support, the availability, location and terms of sites for store development, labor relations and labor costs, the ability of Loehmann's to maintain and improve its revenues and margins, the liquidity of Loehmann's on a cash flow basis (including the ability to comply with the financial covenants of its credit arrangements and to fund Loehmann's capital expenditure program). For additional information about Loehmann's and relevant risk factors, see Section X, Certain Risk Factors To Be Considered.

IV) FINANCIAL PROJECTIONS

The financial projections prepared by management are summarized in the following tables. Specifically, the attached tables include:

      a. Pro-forma Reorganized Loehmann's balance sheet at October 1, 2000, including all reorganization and fresh-start adjustments.

      b. Projected balance sheets for fiscal years 2000, 2001, 2002, 2003 and 2004.

      c. Projected income statements for fiscal years 2000, 2001, 2002, 2003 and 2004.

      d. Projected statements of cash flow for fiscal years 2000, 2001, 2002, 2003 and 2004.

All captions in the attached projections do not correspond exactly to Loehmann's historical external reporting; some captions have been combined for presentation purposes.

                                   LOEHMANN'S
                       PRO-FORMA REORGANIZED BALANCE SHEET
                                 OCTOBER 1, 2000

                                   (UNAUDITED)
                                 (IN THOUSANDS)

                                                         ESTIMATED      POR/ FRESH START       RESTATED
ASSETS                                                OCTOBER 1, 2000      ADJUSTMENTS      OCTOBER 1, 2000
                                                      ---------------   ----------------    ---------------
Current assets:
   Cash                                                     $1,546                               $1,546
   Accounts receivable                                       2,982                                2,982
   Inventories                                              57,893                               57,893
   Prepaid expenses and other current assets                 2,516                                2,516
                                                          --------                             --------
                                                            64,936                               64,936

Property, Plant & Equipment                                 50,721                               50,721

Deferred Financing Fees                                         35             1,091              1,125
Reorganization value in excess of book, net                      -            12,479             12,479
Goodwill, net                                               36,049           (36,049)                 -
Other Assets                                                   591                                  591
                                                          --------          --------           --------
Total Assets                                              $152,331          $(22,480)          $129,851
                                                          ========          ========           ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
     Trade Accounts Payable                                $12,767                              $12,767
     Accrued Expenses                                       11,735            (2,474)             9,262
     Accrued Interest Expense                                  128              (128)                 -
     Current Portion of LT Debt                                  -                                    -
     Total Current Liabilities                              24,631            (2,604)            22,029

Noncurrent liabilities:
     DIP Facility                                           17,596           (17,596)                 -
     New Secured Credit Facility                                 -            28,414 (a)         28,414
     New Senior Notes                                            -            25,000             25,000
     Liabilities subject to compromise                     146,125          (146,125)(b)              -
     Deferred Rent                                           4,409                                4,409
   Total Liabilities                                       192,761          (112,910)            79,851

Common stock                                                   232            49,768 (c)         50,000
Additional Paid in Capital                                  81,761           (81,761)                 -
Retained earnings (deficit)                               (122,423)          122,423                  -
                                                          --------          --------           --------
   Total Stockholders Equity (deficit)                     (40,430)           90,430             50,000
                                                          --------          --------           --------
Total Liabilities and Stockholders' Equity                $152,331          $(22,480)          $129,851
                                                          ========          ========           ========

NOTES TO PRO-FORMA REORGANIZED BALANCE SHEET

      (a) Anticipated borrowings under the New Secured Credit Facility needed to pay certain administrative claims and prepetition liabilities consistent with the treatment of these liabilities in the Plan.

      (b) The Plan provides for, among other things, a deleveraging of Loehmann's through an exchange of all of the general unsecured claims for $25 million in New Senior Notes and 3,333,333 shares of New Common Stock. This amount represents primarily the forgiveness of such obligations.

      (c) Loehmann's proposes to account for the reorganization and the related transactions using the principles of "fresh start" accounting as required by Statement of Position 90-7 ("SOP 90-7") issued by the American Institute of Certified Public Accountants (the "AICPA"). The company has estimated a range of reorganization value, between $90 million and $120 million. For purposes of determining reorganization value, Loehmann's used the midpoint of that range, $105 million, $50 million of which value is attributable to shareholders' equity. In accordance with SOP 90-7, the reorganization value has been allocated to specific tangible and identifiable intangible assets and liabilities. The unallocated portion of the reorganization value is classified as Reorganization Value in Excess of Book and is amortized over twenty-five years. For the purposes of this presentation, book values have been assumed to equal fair values except for specific items in which quantifiable data is currently available. Loehmann's is currently performing independent appraisals of various assets, including certain of its fixed assets and leased facilities, which is expected to lead to additional pro forma adjustments to book values and result in a different Reorganization Value in Excess of Book as of the Effective Date. The amount of shareholders' equity in the fresh start balance sheet is not an estimate of the trading value of the New Common Stock after confirmation of the Plan, which value is subject to many uncertainties and cannot be reasonably estimated at this time. Loehmann's does not make any representation as to the trading value of shares to be issued pursuant to the Plan.

                             REORGANIZED LOEHMANN'S
                            PROJECTED BALANCE SHEETS
                         FISCAL YEARS 2000 THROUGH 2004

                                   (UNAUDITED)
                                 (IN THOUSANDS)

                                            ACTUAL                        PROJECTED AS OF FISCAL YEAR ENDING
                                          ------------  ----------------------------------------------------------------------

ASSETS                                    JANUARY 2000  JANUARY 2001  JANUARY 2002   JANUARY 2003   JANUARY 2004  JANUARY 2005
                                          ------------  ------------  ------------   ------------   ------------  ------------
Current assets:
   Cash                                       $1,229        $1,987       $12,445       $19,436         $28,693       $39,485
   Accounts Receivable                         2,020         2,054         2,204         2,353           2,505         2,643
   Inventory                                  46,674        45,745        46,562        50,014          53,124        56,007
   Prepaid expenses and other                  1,368         2,679         2,260         2,378           2,505         2,627
                                            --------      --------      --------      --------        --------      --------
     Total Current Assets                     51,291        52,465        63,471        74,182          86,826       100,763

Property, Plant & Equipment                   56,019        52,540        54,992        50,837          47,034        43,271

Reorganization value, net                          -        12,312        11,813        11,314          10,815        10,316
Goodwill, net                                 36,924             -             -             -               -             -
Deferred Financing Fees                          415         1,052           828           604             380           156
Other Assets                                     607           567           504           445             397           349
                                            --------      --------      --------      --------        --------      --------
Total Assets                                $145,256      $118,936      $131,608      $137,382        $145,452      $154,854
                                            ========      ========      ========      ========        ========      ========

LIABILITIES AND
STOCKHOLDERS' EQUITY
Current liabilities:
     Trade Accounts Payable                    6,530         9,457        17,890        19,033          20,192        21,217
     Accrued Expenses                         12,502        11,507        10,614        11,317          12,070        12,760
     Accrued Interest Expense                     57           924           779           779             779           779
     Current Portion of LT Debt                  391         3,000         3,000         3,000           3,000        30,067
                                            --------      --------      --------      --------        --------      --------
     Total Current Liabilities                19,480        24,888        32,283        34,129          36,041        64,824
                                            ========      ========      ========      ========        ========      ========

Noncurrent liabilities:
     DIP Facility                              9,120             -             -             -               -             -
     New Secured Credit Facility                   -        11,000         8,000         5,000           2,000             -
     New Senior Notes                              -        25,000        28,067        28,067          28,067             -
     Liabilities Subject to Compromise       141,733             -             -             -               -             -
     Deferred Rent & Other                     3,776         4,669         5,269         5,689           5,989         5,989
                                            --------      --------      --------      --------        --------      --------
   Total Liabilities                         174,109        65,557        73,619        72,885          72,097        70,813

Common stock                                     232        50,000        50,000        50,000          50,000        50,000
Additional Paid in Capital                    81,761             -             -             -               -             -
Retained earnings (deficit)                 (110,846)        3,379         7,989        14,497          23,355        34,041
                                            --------      --------      --------      --------        --------      --------
Total Stockholders Equity (deficit)          (28,853)       53,379        57,989        64,497          73,355        84,041
                                            --------      --------      --------      --------        --------      --------
Total Liabilities and Stockholders' Equity  $145,256      $118,936      $131,608      $137,382        $145,452      $154,854
                                            ========      ========      ========      ========        ========      ========

                             REORGANIZED LOEHMANN'S
                           PROJECTED INCOME STATEMENTS
                         FISCAL YEARS 2000 THROUGH 2004

                                   (UNAUDITED)
                                 (IN THOUSANDS)

                                                                            FISCAL YEAR ENDING
                                                   -------------------------------------------------------------------------
                                                   JANUARY 2001    JANUARY 2002    JANUARY 2003  JANUARY 2004   JANUARY 2005
                                                   ------------    ------------    ------------  ------------   ------------
TOTAL REVENUES                                       $346,830         $356,000       $380,100      $404,600       $427,000

COST AND OPERATING EXPENSES
Cost of sales                                         229,228          234,079        249,396       265,192        279,598
Selling and administrative expenses                    99,598           98,724        103,861       109,333        114,609
Depreciation and Amortization                          10,201           10,521         11,378        11,027         10,986
                                                     --------         --------       --------      --------       --------
   OPERATING (LOSS) INCOME                              7,803           12,675         15,465        19,048         21,806

Reorganization Expense                                 51,437              -              -             -              -
Interest expense                                        2,609            4,659          4,286         3,952          3,663
                                                     --------         --------       --------      --------       --------
   (LOSS) INCOME BEFORE INCOME TAXES                  (46,244)           8,016         11,179        15,096         18,143

Provision for income taxes                              103              3,406          4,671         6,238          7,457
                                                     --------         --------       --------      --------       --------

Net (Loss) Income                                     (46,347)           4,610          6,508         8,858         10,686
                                                     ========         ========       ========      ========       ========

SUPPLEMENTAL DATA:

EBITDA                                                 18,004           23,196         26,843        30,075         32,792

                             REORGANIZED LOEHMANN'S
                             STATEMENT OF CASH FLOWS
                         FISCAL YEARS 2000 THROUGH 2004

                                   (UNAUDITED)
                                 (IN THOUSANDS)

                                                                        FISCAL YEAR ENDING
                                         --------------------------------------------------------------------------------
                                         JANUARY 2001      JANUARY 2002     JANUARY 2003     JANUARY 2004    JANUARY 2005
                                         ------------      ------------     ------------     ------------    ------------
OPERATING ACTIVITIES

Net (loss) income                          $(46,347)          $4,610           $6,508           $8,858         $10,686

Adjustments to reconcile net (loss) income to net cash provided by (used for) operating activities:

    Depreciation and amortization            10,201           10,521           11,378           11,027          10,986

    Change in working capital
    accounts                                  1,516            6,991           (1,874)          (1,476)         (1,428)

    Non-cash reorganization expenses         40,071              -                -                -               -

    PIK Interest Payments                       -              3,067              -                -               -

    Other                                     1,800              518              479              348              48
                                         ------------      ------------     ------------     ------------    ------------
NET CASH PROVIDED BY OPERATING
    ACTIVITIES                                7,241           25,707           16,491           18,757          20,292


INVESTING ACTIVITIES

Capital expenditures                         (9,249)         (12,250)          (6,500)          (6,500)         (6,500)

    NET CASH USED IN INVESTING
    ACTIVITES                                (9,249)         (12,250)          (6,500)          (6,500)         (6,500)


FINANCING ACTIVITIES

Change in DIP Facility                       (9,120)             -                -                -               -

Change in New Secured Credit Facility        14,000           (3,000)          (3,000)          (3,000)         (3,000)

Other                                        (2,114)             -                -                -               -
                                         ------------      ------------     ------------     ------------    ------------
NET CASH (USED) PROVIDED BY
    FINANCING ACTIVITIES                      2,766           (3,000)          (3,000)          (3,000)         (3,000)


CHANGE IN CASH AND CASH EQUIVALENTS             758           10,458            6,991            9,257          10,792


CASH AND CASH EQUIVALENTS AT
    BEGINNING OF PERIOD                       1,229            1,987           12,445           19,436          28,693
                                         ------------      ------------     ------------     ------------    ------------
CASH AND CASH EQUIVALENTS AT END OF
    PERIOD                                   $1,987          $12,445          $19,436          $28,693         $39,485
                                         ============      ============     ============     ============    ============

                                    EXHIBIT E

                              LIQUIDATION ANALYSIS

The Bankruptcy Code requires that each holder of an impaired Claim or Equity Interest either (a) accept the Plan or (b) receive or retain under the Plan property of a value, as of the Effective Date, that is not less than the value such holder would receive or retain if Loehmann's were liquidated under chapter 7 of the Bankruptcy Code on the Effective Date. The first step in meeting this test is to determine the dollar amount that would be generated from the liquidation of Loehmann's assets and properties in the context of a chapter 7 liquidation case. The gross amount of cash available would be the sum of the proceeds from the disposition of Loehmann's assets and the cash held by Loehmann's at the time of the commencement of the chapter 7 case. Such amount is reduced by the amount of any Claims secured by such assets, the costs and expenses of the liquidation, and such additional administrative expenses that may result from the termination of Loehmann's business and the use of chapter 7 for the purposes of liquidation. Any remaining net cash would be allocated to creditors and shareholders in strict priority in accordance with section 726 of the Bankruptcy Code.

A general summary of the assumptions used by management in preparing the liquidation analysis follows. The more specific assumptions are discussed below.

ESTIMATE OF NET PROCEEDS

Estimates were made of the cash proceeds which might be realized from the liquidation of Loehmann's assets. The chapter 7 liquidation period is assumed to commence on October 1, 2000 and to average six months following the appointment of a chapter 7 trustee. While some assets may be liquidated in less than six months, other assets may be more difficult to collect or sell, requiring a liquidation period substantially longer than six months; this time would allow for the collection of receivables, sale of assets and wind down of daily operations. For certain assets, such as certain real property, estimates of the liquidation proceeds were made for each asset individually. For other assets, such as fixtures and equipment, liquidation values were assessed for general classes of assets by estimating the percentage recoveries which Loehmann's might achieve through their disposition.

ESTIMATE OF COSTS

Loehmann's costs of liquidation under chapter 7 would include the fees payable to a chapter 7 trustee, as well as those which might be payable to attorneys and other professionals that such a trustee may engage. Further, costs of liquidation would include any obligations and unpaid expenses incurred by Loehmann's during the chapter 11 case and allowed in the chapter 7 case, such as trade obligations, compensation for attorneys, financial advisors, appraisers, accountants and other professionals, and costs and expenses of members of any statutory committee of unsecured creditors appointed by the United States Trustee pursuant to section 1102 of the Bankruptcy Code and any other committee so appointed. Moreover, additional claims would arise by reason of the breach or rejection of obligations incurred and executory contracts or leases entered into by Loehmann's both prior to, and during the pendency of, the chapter 11 case.

DISTRIBUTION OF NET PROCEEDS UNDER ABSOLUTE PRIORITY

The foregoing types of claims, costs, expenses, fees and such other claims that may arise in a liquidation case would be paid in full from the liquidation proceeds before the balance of those proceeds would be made available to pay pre-chapter 11 priority and unsecured claims. Under the absolute priority rule, no junior creditor would receive any distribution until all senior creditors are paid in full, and no equity holder would receive any distribution until all creditors are paid in full. Loehmann's believes that in a Chapter 7 case, holders of old common stock interests would receive no distributions of property.

After consideration of the effects that a chapter 7 liquidation would have on the ultimate proceeds available for distribution to creditors, including (i) the increased costs and expenses of a liquidation under chapter 7 arising from fees payable to a trustee in bankruptcy and professional advisors to such trustee,
(ii) the erosion in value of assets in a chapter 7 case in the context of the expeditious liquidation required under chapter 7 and the "forced sale" atmosphere that would prevail, and (iii) substantial increases in claims which would be satisfied on a priority basis, LOEHMANN'S HAS DETERMINED, AS SUMMARIZED ON THE FOLLOWING CHART, THAT CONFIRMATION OF THE PLAN WILL PROVIDE EACH CREDITOR AND EQUITY HOLDER WITH A RECOVERY THAT IS NOT LESS THAN IT WOULD RECEIVE PURSUANT TO A LIQUIDATION OF LOEHMANN'S UNDER CHAPTER 7 OF THE BANKRUPTCY CODE.

----------------------------------------------------------------------------------------------------------------
                                                                                  SUMMARY OF RECOVERIES
                                                                                  ---------------------
                 DESCRIPTION                          CLASS NO.            UNDER THE PLAN          CHAPTER 7
-------------------------------------------     ----------------------     --------------       ----------------
   Secured Claims                               Classes 2 and 3                  100%                  100%

   Convenience Claims                           Class 4                           50%                   10%

   General Unsecured Claims                     Class 5                           53%                   10%

   Equity Interests                             Class 6                            0%                    0%
----------------------------------------------------------------------------------------------------------------

Moreover, Loehmann's believes that the value of any distributions from the liquidation proceeds to each class of Allowed Claims in a chapter 7 case would be the same or less than the value of distributions under the Plan because such distributions in a chapter 7 case may not occur for a substantial period of time. In this regard, it is possible that distribution of the proceeds of the liquidation could be delayed for a year or more after the completion of such liquidation in order to resolve the Claims and prepare for distributions. In the event litigation were necessary to resolve Claims asserted in the chapter 7 case, the delay could be further prolonged and administrative expenses further increased. The effects of this delay on the value of distributions under the hypothetical liquidation has not been considered.

LOEHMANN'S LIQUIDATION ANALYSIS IS AN ESTIMATE OF THE PROCEEDS THAT MAY BE GENERATED AS A RESULT OF A HYPOTHETICAL CHAPTER 7 LIQUIDATION OF THE ASSETS OF LOEHMANN'S. Underlying the liquidation analysis are a number of estimates and assumptions that are inherently subject to significant economic, competitive and operational uncertainties and contingencies beyond the control of Loehmann's or a chapter 7 trustee. Additionally, various liquidation decisions upon which certain assumptions are based are subject to change. Therefore, there can be no assurance that the assumptions and estimates employed in determining the liquidation values of Loehmann's assets will result in an accurate estimate of the proceeds which would be realized were Loehmann's to undergo an actual liquidation. The actual amounts of claims against the estate could vary significantly from Loehmann's estimate, depending on the claims asserted during the pendency of the chapter 7 case. This liquidation analysis does not include liabilities that may arise as a result of litigation, certain new tax assessments or other potential claims. This analysis also does not include potential recoveries from avoidance actions. No value was assigned to additional proceeds which might result from the sale of certain items with intangible value. Therefore, the actual liquidation value of Loehmann's could vary materially from the estimates provided herein.

The liquidation analysis set forth below was based on the estimated values of Loehmann's assets immediately prior to the Effective Date. To the extent operations through such date are different than estimated, the asset values may change. These values have not been subject to any review, compilation or audit by any independent accounting firm.

                                   LOEHMANN'S
                              LIQUIDATION ANALYSIS
                                 (IN THOUSANDS)

                                                               OCT. 1, 2000
                                                                 ESTIMATED
                                                                  BALANCE                           ESTIMATED
                                                               (before fresh      ESTIMATED        LIQUIDATION
PROCEEDS FROM LIQUIDATION                                         start)           RECOVERY         PROCEEDS
                                                                -----------       ----------       -----------
Cash & Equivalents                                                 $1,546            100%             $1,546
Accounts  receivable                                                2,982             95%              2,833
Merchandise Inventory                                              57,893             85%             49,209
LC Inventory                                                          531             85%                452
Prepaid Expenses                                                    2,516              0%                  -
Property, Plant & Equipment                                        50,721             41%             21,064
Other noncurrent assets
   Deferred debt issuance costs                                        35              0%                  -
   Deposits                                                           591             75%                443
   Goodwill                                                        36,049              0%                  -
                                                                -----------       ----------       -----------
Proceeds available for distribution                              $152,864             49%            $75,547
                                                                ===========       ==========       ===========

                                                                 ESTIMATED        ESTIMATED             %
ALLOCATIONS OF PROCEEDS                                            CLAIM           RECOVERY         RECOVERY
                                                                -----------       ----------       -----------
SECURED CLAIMS
   DIP Borrowings                                                 $17,724          $17,724               100%
   Letters of credit                                                  625              625               100%
   Other secured debt                                                   -                -                 -
                                                                -----------       ----------       -----------
         TOTAL SECURED CLAIMS                                      18,349           18,349               100%
                                                                ===========       ==========       ===========

Proceeds available for payment of administrative claims                             57,198

ADMINISTRATIVE AND PRIORITY CLAIMS
   Post-petition  Trade Payables                                   12,767           12,767               100%
     Post-petition Accrued Liabilities and Expenses                11,735           11,735               100%
     Tax Claims                                                       300              300               100%
     Reclamation Claims                                             3,376            3,376               100%
     Trustee & Professional Fees                                    4,266            4,266               100%
     Ongoing G&A Expenses                                           5,000            5,000               100%
     Severance                                                      3,372            3,372               100%
     Other Administrative and Priority Claims                         500              500               100%
                                                                -----------       ----------       -----------
          Total Administrative and Priority Claims                 41,317           41,317               100%
                                                                ===========       ==========       ===========

Proceeds available for payment of general unsecured claims                          15,881

GENERAL UNSECURED CLAIMS
   Senior notes & Accrued Interest                                100,740            9,840                10%
   Accounts Payable & Accrued Expenses                             31,417            3,069                10%
   Lease rejection claims                                          25,544            2,495                10%
     Other / Misc                                                   4,888              477                10%
                                                                -----------       ----------       -----------
         TOTAL GENERAL UNSECURED CLAIMS                           162,590           15,881                10%
                                                                ===========       ==========       ===========

Proceeds available for distribution to equity                                           $0
                                                                                  ==========

FOOTNOTES TO LIQUIDATION ANALYSIS

CASH AND CASH EQUIVALENTS

Cash consists of all cash in banks or operating accounts, cash held at stores, and liquid investments with maturities of three months or less and is assumed to be fully recoverable.

ACCOUNTS AND NOTES RECEIVABLE

Accounts receivable primarily consist of credit card receivables.

INVENTORIES

Inventories are comprised of general merchandise, and inventories at stores and warehouses. The overall inventory recovery considers, among other things, reference to advance rates under Loehmann's postpetition financing facility, and is net of costs incurred to liquidate the inventories. LC inventory is inventory related to projected letters of credit outstanding as of 10/1/00, excluding associated freight costs.

PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist primarily of miscellaneous prepaid expenses such as rent, insurance, taxes, and deposits. Prepaid expenses are assumed to have no estimated liquidation value.

PROPERTY PLANT AND EQUIPMENT

Property, Plant and Equipment includes owned land, buildings, fixtures and equipment, and leasehold improvements.

      |X| LAND AND BUILDINGS: The value of Land and Buildings was based upon management's assessment of the value of each property considering both recent appraisals and the effects of the chapter 7 environment.

      |X| FIXTURES AND EQUIPMENT: Fixtures and Equipment include warehouse equipment, office fixtures, and store equipment. The value of fixtures and equipment was based upon management's review of these assets, and after considering both results achieved in prior liquidations of Loehmann's Stores and recent appraisals.

      |X| LEASEHOLD IMPROVEMENTS: No separate value has been ascribed in liquidation to leasehold improvements as the value of these improvements will either revert to the purchaser or lessor upon the sale or rejection of the leases.

PROPERTY HELD UNDER LEASE

To determine the estimated recovery from the liquidation of property held under lease, management relied upon recent appraisals. For the purpose of the liquidation analysis, both base term (excluding common area maintenance and taxes) and lease options, if appropriate, were included in the calculation of the beneficial lease value.

OTHER NON-CURRENT ASSETS

Other non-current assets consists of Deferred Financing Fees, Goodwill, and Deposits. Deferred Financing Fees and Goodwill are assumed to have no value in a liquidation.

CREDIT AGREEMENT

The facility evidenced by the DIP Financing Agreement is secured by substantially all of the assets of Loehmann's.

BANK LETTERS OF CREDIT

For the purposes of this analysis, management has assumed that all trade letters of credit are fully drawn by the holders of the letters of credit. The corresponding inventory has been included as an asset of the company in the liquidation analysis.

TRUSTEE AND PROFESSIONAL FEES

Based on management's review of the nature of these costs and the outcomes of similar liquidations, fees were estimated at $4.3 million. This figure is comprised of $2.3 million in trustee fees (3.0% of gross liquidation proceeds) and $2.0 million in professional fees.

ONGOING G&A EXPENSES

Ongoing G&A expenses consist of corporate overhead to be incurred during the chapter 7 liquidation period plus occupancy costs to be incurred subsequent to the liquidation of the stores. Management assumes that the liquidation would occur over a six-month period and that such expenses, costs and overhead would decrease over time.

SEVERANCE

Severance is estimated based on the Company's existing severance programs.

ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts Payable and Accrued Expenses primarily represents trade credit provided by Loehmann's trade vendors during the chapter 11 period pursuant to an order of the Bankruptcy Court, plus various other expense payables.

LEASE REJECTION CLAIMS

Lease rejection claims comprise claims resulting from Loehmann's rejection of unexpired leases. In accordance with section 502(b)(6) of the Bankruptcy Code, each lease rejection claim was calculated as the greater of one year, or 15%, not to exceed three years, of the remaining term of each lease. The total includes additional claims arising out of the rejection of estimated unexpired leases in an asset liquidation.

                                   EXHIBIT F

                       Securities and Exchange Commission

                             Washington, D.C. 20549

                                    Form 10-Q

          [X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                      For the Quarter Ended April 29, 2000

                         Commission File Number 0-28410

                                LOEHMANN'S, INC.
                                ----------------
             (Exact name of registrant as specified in its charter)

           Delaware                                              22-2341356
           --------                                              ----------
(State or other jurisdiction of                               (I.R.S. Employer
 incorporation or organization)                              Identification No.)

      2500 Halsey Street
        Bronx, New York                                            10461
        ---------------                                            -----
(Address of principal executive offices)                         (Zip Code)

Registrant's telephone number, including area code             (718) 409-2000
                                                               --------------

Indicate by a check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period as the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes [X] No [ ]

Number of shares outstanding of Registrant's Common Stock and Class B Common Stock, as of June 1, 2000; 9,053,967 and 26,087, respectively.

                                Loehmann's, Inc.

                                    Contents

Part I--Financial Information

Item 1. Financial Statements (Unaudited)

Balance Sheets--April 29, 2000 and January 29, 2000........................... 1
Statements of Operations--Three months ended
  April 29, 2000 and May 1, 1999.............................................. 2
Statements of Cash Flows--Three months ended
  April 29, 2000 and May 1, 1999.............................................. 3

Notes to Financial Statements................................................. 4

Item 2. Management's Discussion and Analysis of Results of Operations
          and Financial Condition............................................. 6

Part II--Other Information

Item 3. Defaults Upon Senior Securities....................................... 9

Item 5. Other Information..................................................... 9

Item 6. Exhibits and Reports on Form 8-K...................................... 9

Signature.....................................................................10

                                Loehmann's, Inc.
                             (Debtor-In-Possession)

                                 Balance Sheets

                                                                                      April 29,        January 29,
                                                                                         2000             2000
                                                                                    ---------------------------------
                                                                                               Unaudited
                                                                                         (In thousands, except
                                                                                             share amounts)
Assets
Current assets:
   Cash and cash equivalents                                                        $       1,958      $       1,229
   Accounts receivable and other assets                                                     4,728              3,388
   Merchandise inventory                                                                   52,472             46,674
                                                                                    ---------------------------------
Total current assets                                                                       59,158             51,291

Property, equipment and leaseholds,net                                                     50,086             56,019
Deferred debt issuance costs and other assets, net                                            956              1,021
Purchase price in excess of net assets acquired, net                                       36,599             36,923
                                                                                    ---------------------------------
Total assets                                                                        $     146,799      $     145,254
                                                                                    =================================
Liabilities and common stockholders' deficit
Current liabilities:
   DIP credit agreement                                                             $      12,765      $       9,120
   Accounts payable                                                                         8,692              6,530
   Accrued expenses                                                                        13,978             12,495
   Accrued interest                                                                            18                 57
   Current portion of long-term debt                                                          381                391
                                                                                    ---------------------------------
Total current liabilities                                                                  35,834             28,593

Liabilities subject to compromise                                                         146,011            141,733

Other noncurrent liabilities                                                                3,384              3,776

Common stockholders' deficit:
   Common stock, $0.01 par value, 25,000,000 shares authorized; 9,053,967 shares
     issued and outstanding at April 29, 2000 and January 29, 2000                             90                 90
   Class B convertible common stock, 469,237 shares authorized; 26,087 shares
     issued and outstanding at April 29, 2000 and January 29, 2000                            142                142
   Additional paid-in capital                                                              81,760             81,760
   Accumulated deficit                                                                   (120,422)          (110,840)
                                                                                    ---------------------------------
Total common stockholders' deficit                                                        (38,430)           (28,848)
                                                                                    ---------------------------------
Total liabilities and common stockholders' deficit                                  $     146,799      $     145,254
                                                                                    =================================

   The accompanying notes are an integral part of these financial statements.

                                Loehmann's, Inc.
                             (Debtor-In-Possession)

                      Statements of Operations (Unaudited)

                                                                                        Quarter Ended
                                                                           April 29,                      May 1,
                                                                             2000                         1999
                                                             ----------------------------------------------------------
                                                                           (In thousands, except per share data)
Net sales                                                                       $  92,221                    $ 108,231
Cost of sales                                                                      62,665                       73,679
                                                             ----------------------------------------------------------
Gross profit                                                                       29,556                       34,552

Selling, general and administrative expenses                                       27,180                       31,543
Depreciation and amortization                                                       2,673                        3,190
                                                             ----------------------------------------------------------
Operating loss                                                                       (297)                        (181)

Interest expense, net                                                                 423                        3,660
                                                             ----------------------------------------------------------
Loss before reorganization costs and
  income taxes                                                                       (720)                      (3,841)

Reorganization costs                                                                8,812                            -
                                                             ----------------------------------------------------------
Loss before income taxes                                                           (9,532)                      (3,841)

Provision for income taxes                                                             50                           38
                                                             ----------------------------------------------------------
Net loss applicable to common stock                                             $  (9,582)                      (3,879)
                                                             ==========================================================
Loss per share: Basic and diluted:                                              $   (1.06)                   $   (0.43)
                                                             ==========================================================

Weighted average number of common shares outstanding                                9,079                        9,079

Weighted average number of common shares and common share
equivalents outstanding                                                             9,079                        9,079

   The accompanying notes are an integral part of these financial statements.

                                Loehmann's, Inc.
                             (Debtor-In-Possession)

                      Statements of Cash Flows (Unaudited)

                                                                                        Quarter Ended
                                                                           April 29,                      May 1,
                                                                             2000                         1999
                                                             ----------------------------------------------------------
                                                                                        (In thousands)
Cash flows (used in) provided by operating activities
Net loss                                                                        $  (9,582)                   $  (3,879)
Adjustments to reconcile net loss to net cash (used in)
   provided by operating activities:
     Reorganization expenses                                                        8,204                            -
     Depreciation and amortization                                                  2,673                        3,190
     Changes in current assets and liabilities:
       Accounts receivable and other assets                                        (1,340)                      (2,034)
       Merchandise inventory                                                       (5,798)                     (14,127)
       Accounts payable                                                             2,024                       14,663
       Accrued expenses                                                             1,569                        1,772
       Accrued interest                                                               (49)                       2,827
                                                             ----------------------------------------------------------
     Net changes in current assets and liabilities:                                (3,594)                       3,101

     Net change in other noncurrent assets and liabilities                           (392)                          65
                                                             ----------------------------------------------------------
Total adjustments, net                                                              6,891                        6,356
                                                             ----------------------------------------------------------
Net cash (used in) provided by operating activities                                (2,691)                       2,477
                                                             ----------------------------------------------------------
Cash flows used in investing activities
Capital expenditures                                                                 (225)                      (1,628)
                                                             ----------------------------------------------------------
Net cash used in investing activities                                                (225)                      (1,628)
                                                             ----------------------------------------------------------
Cash flows provided by (used in) financing activities
Borrowings (repayments) under credit facility, net                                  3,645                          (85)
Other financing activities, net                                                         -                           (7)
                                                             ----------------------------------------------------------
Net cash provided by (used in) financing activities                                 3,645                          (92)
                                                             ----------------------------------------------------------

Net increase in cash and cash equivalents                                             729                          757
Cash and cash equivalents at beginning of period                                    1,229                        1,325
                                                             ----------------------------------------------------------
Cash and cash equivalents at end of period                                      $   1,958                    $   2,082
                                                             ==========================================================
Supplemental disclosure of cash flow information
Cash interest paid during period                                                $     423                    $     796
                                                             ==========================================================

   The accompanying notes are an integral part of these financial statements.

                          Notes to Financial Statements

1.  Basis of Presentation

On May 18, 1999 (the "Petition Date") the Company filed a petition for relief under chapter 11 of the Bankruptcy Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). Since the Petition Date, the Company has continued to operate as a debtor-in-possession under the Bankruptcy Code.

On March 24, 2000, with the support of the Creditor's Committee, the Company filed a Disclosure Statement (the "Disclosure Statement") and a Plan of Reorganization (the "Plan of Reorganization") with the Bankruptcy Court. On April 24, 2000, the Bankruptcy Court approved the Disclosure Statement related to the Plan of Reorganization and scheduled a plan confirmation hearing for June 27, 2000. On May 24, 2000 solicitation packages were mailed to creditors and other related parties.

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which principles, except as otherwise disclosed, assume that assets will be realized and liabilities will be discharged in the normal course of business. As a result of the chapter 11 proceedings and circumstances relating to this event, including the Company's debt structure and its recurring losses, such realization of assets and liquidation of liabilities are subject to uncertainty. In the chapter 11 proceedings, substantially all liabilities as of the Petition Date are subject to compromise or other treatment under a plan of reorganization. For financial reporting purposes, those liabilities and obligations whose disposition is dependent on the outcome of the chapter 11 proceedings have been segregated and classified as liabilities subject to compromise in the balance sheets. Generally, actions to enforce or otherwise effect repayment of all pre-chapter 11 liabilities as well as all pending litigation against the Company are stayed while the Company continues its business operations as a debtor-in-possession. Schedules have been filed by the Company with the Court setting forth the assets and liabilities of the Company as of the Petition Date as reflected in the Company's accounting records. Differences between amounts reflected in such schedules and claims filed by creditors are currently being investigated and either amicably resolved or adjudicated. The ultimate amount of and settlement terms for such are not presently determinable.

Financial accounting and reporting during a chapter 11 case is prescribed in Statement of Position No. 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" ("SOP 90-7"). Accordingly, pre-petition liabilities, which may be subject to settlement, have been classified as liabilities subject to compromise in the accompanying balance sheet at April 29, 2000. SOP 90-7 also requires that the Company record all transactions incurred as a result of the chapter 11 filing separately as reorganization items on the statement of operations for the three month period ended April 29, 2000.

The Company is operating its business during the reorganization process and has a $75 million debtor-in-possession financing facility (the "DIP Facility"). The Company believes that the DIP Facility will allow it to meet its merchandise inventory and normal operating expense needs, as well as presently anticipated capital expenditure requirements, for the remainder of the fiscal year.

The accompanying financial statements do not reflect any adjustment to the carrying value of assets or liabilities that may result from the Plan of Reorganization as discussed above.

The balance sheet at April 29, 2000 and the statements of operations and cash flows for the quarter ended April 29, 2000 include, in the opinion of management, all adjustments (consisting of only normal recurring adjustments) considered necessary for a fair presentation.

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Certain information and footnote disclosures normally included in financial statements required by generally accepted accounting principles have been omitted. Operating results for the quarter ended April 29, 2000 are not necessarily indicative of the results that may be expected for the fiscal year ended February 3, 2001. It is suggested that these unaudited financial statements be read in conjunction with the financial statements and notes for the fiscal year ended January 29, 2000 included in the Company's Annual Report on Form 10-K for such year.

2.  Liabilities Subject to Compromise and Reorganization Items

Liabilities subject to compromise in the accompanying balance sheet includes the following amounts at April 29, 2000:

      11 7/8% senior notes                                    $   95,000
      Accounts payable                                            31,867
      Accrued lease rejection claims                               8,872
      Accrued interest on senior notes                             5,672
      Other liabilities                                            4,600
                                                              ----------
      Total liabilities subject to compromise                 $  146,011
                                                              ==========


SOP 90-7 requires that the Company record all transactions incurred as a result of the chapter 11 filing separately as reorganization items. Accordingly, reorganization items included in the statements of operations include the following for the three month period ended April 29, 2000:

      Asset write offs at closed stores                       $    4,022
      Accrued lease rejection claims                               4,182
      Proceeds from sales of leases                               (1,200)
      Professional fees                                              900
      Other liabilities                                              908
                                                              ----------
      Total reorganization costs                              $    8,812
                                                              ==========

3.  Charge for Store Closings

During the first quarter of fiscal 2000, the Company implemented a plan to close eleven underperforming stores and, as a result, recorded a $7.2 million charge. These closures are intended to improve the Company's future profitability and liquidity.

The store closures were completed by the end of May 2000. Net sales and operating income (loss), including certain specifically allocated charges, for these stores were $3.8 million and $(0.5) million for the three months ended April 29, 2000 and $8.2 million and $0.3 million for the same period in the prior year.

The charge for store closings consisted of write-offs of property, plant and equipment, costs associated with net lease rejection claims and other expenses of $4.0 million, $3.0 million and $0.2 million, respectively.

4.  Income Taxes

The provision for income taxes primarily represents alternative minimum tax and state and local taxes for states that do not allow net operating loss carryforwards.

5.  Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles for interim financial information requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual amounts could differ from the estimates.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Reorganization

On May 18, 1999 the Company filed a petition for relief under chapter 11 of the Bankruptcy Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). Since the Petition Date, the Company has continued to operate as a debtor-in-possession under the Bankruptcy Code.

The Company's management has developed a reorganization plan and evaluated its operations. On March 24, 2000, with the support of the Creditor's Committee, the Company filed a Disclosure Statement (the "Disclosure Statement") and a Plan of Reorganization (the "Plan of Reorganization") with the Bankruptcy Court. On April 24, 2000, the Bankruptcy Court approved the Disclosure Statement related to the Plan of Reorganization and scheduled a plan confirmation hearing for June 27, 2000. On May 24, 2000 solicitation packages were mailed to creditors and other related parties. Until a reorganization plan is confirmed by the Bankruptcy Court, payments of pre-petition liabilities are limited to those approved by the Bankruptcy Court.

The Plan of Reorganization as filed with the Bankruptcy Court on March 24, 2000, and as amended on April 24, 2000 provides that holders of Common Stock and holders of options to purchase Common Stock shall not be entitled to, and shall not, receive any property or interest in property on account of their shares of Common Stock and options to purchase Common Stock. If the Plan of Reorganization is approved, the Company's unsecured creditors will receive all of the Company's Common Stock.

As a result of the chapter 11 filing, the Company has defaulted on certain indebtedness. See "Part II - Item 3 - Defaults Upon Senior Securities."

In its chapter 11 case, the Company may sell assets and settle liabilities for amounts other than those reflected in the financial statements. The administrative and reorganization expense resulting from the chapter 11 filing will unfavorably affect results. Moreover, future results may be adversely affected by other claims and factors resulting from the chapter 11 filing.

Results of Operations - Comparison of the Quarters Ended April 29, 2000 and May 1, 1999

Net sales for the thirteen week period ended April 29, 2000, were $92.2 million as compared to $108.2 million for the comparable period in the prior year, a decrease of approximately $16.0 million or 14.8%. Comparable store sales (sales at stores that were in operation for both periods) increased by 1.0%. The overall sales decline is attributable to the impact of the fourteen stores closed in July 1999 which generated $11 million, and the eleven stores closed in March 2000 which generated an additional $5.0 million for the quarter ended May 1, 1999.

Gross profit for the thirteen week period ended April 29, 2000, was $29.6 million as compared to $34.6 million for the same period in the prior year. Gross margin percentage increased to 32.0% from 31.9% in the prior year period. The gross profit margin was impacted by an accrual of $1.3 million for the planned liquidation of inventory at the eleven closed stores. Gross profit from ongoing operations was $30.9 million or 33.5% as a percentage of net sales. The increase in gross margin percentage from ongoing operations was due primarily to an increase in the initial markup.

Selling, general and administrative expenses for the thirteen week period ended April 29, 2000, were $27.2 million as compared to $31.5 million during the same period in the prior year, a decrease of $4.3 million, or 13.7%. The decrease was due primarily to the closing of fourteen stores in July 1999 and the eleven stores closed in March of 2000.

Depreciation and amortization expense for the thirteen week period ended April 29, 2000, was $2.7 million as compared to $3.2 million for the same period in the prior year.

The Company has provided for a charge in the amount of $7.2 million for the closing of eleven stores. This charge consists of the write-off of property, plant and equipment, closing expenses and costs associated with lease rejection claims of $4.0 million, $0.2 million and $4.2 million, respectively.

These charges were offset by the estimated proceeds from the sales of leases of $1.2 million. The Company also incurred $1.6 million of other reorganization costs including $0.9 million for professional fees and $0.7 million for severance costs.

Net interest expense for the thirteen week period ended April 29, 2000 was $0.4 million as compared to $3.7 million for the same period in the prior year, a decrease of approximately $3.3 million or 89.2%. Interest expense has not been accrued on the 11 7/8% senior notes since the chapter 11 filing on May 18, 1999. (see "Liquidity and Capital Resources"). In the quarter ended May 1, 1999, interest expense for the 11 7/8% notes was $2.8 million.

Liquidity and Capital Resources

As previously mentioned, the Company has a DIP Facility which provides for a revolving line of credit and a letter of credit facility aggregating $75.0 million. The DIP Facility expires on the earlier of (a) the second anniversary of the DIP Facility, (b) the effective date of a plan of reorganization for the Company, or (c) acceleration following the occurrence of an event of default. The availability of the revolving line of credit and letters of credit under the DIP Facility is subject to certain inventory-related borrowing base requirements. The indebtedness under the DIP Facility bears interest at variable rates based on LIBOR plus 2.25% or the prime rate plus 0.5%. The DIP Facility contains certain customary covenants (including limitations on indebtedness, liens and restricted payments) but does not contain any financial covenants. The DIP Facility is secured by substantially all of the Company's assets. As of May 27, 2000, the Company had borrowings of $4.9 million and letters of credit of $2.5 million outstanding under the DIP Facility, with $28.0 million of remaining availability for borrowings under the DIP Facility. The Company intends to use the DIP Facility during the pendency of the chapter 11 case to finance its working capital and capital expenditure requirements.

Cash used in operations for the three months ended April 29, 2000, was $2.7 million. Borrowings under the DIP Facility were $3.6 million.

As previously noted, the Company is currently operating its business as a debtor-in-possession under chapter 11 of the Bankruptcy Code. Continuation of the Company as a going concern is contingent upon, among other things, confirmation by the Bankruptcy Court of a reorganization plan, the Company's ability to return to profitability and generate sufficient cash from operations.

The Company believes that cash generated from operations and funds available under the DIP Facility will be sufficient to satisfy its cash requirements through fiscal 2000.

Part II. Other Information

Item 3.  Defaults Upon Senior Securities.

As previously disclosed, as a result of the chapter 11 filing, the Company did not make the interest payment on its 11-7/8% Senior Notes due 2003, which payment was due on May 17, 1999. As of the Petition Date, $100.6 million in unpaid principal and interest of such notes was outstanding. Since the notes are an unsecured obligation, the Company is not required to pay interest during its chapter 11 case.

Item 5.  Other Information

Other Information

This Quarterly Report on Form 10-Q and, in particular, Management's Discussion and Analysis of Financial Condition and Results of Operations contain forward-looking statements within the Securities Exchange Act of 1934. The Company's actual results of operations and future financial condition may differ materially from those expressed or implied in any such forward-looking statements as a result of many factors, including factors that may be beyond the Company's control. The Company is currently operating its business as debtor-in-possession under chapter 11 of the Bankruptcy Code. Continuation of the Company as a going concern is contingent upon its ability to comply with its debtor-in-possession financing facility, the Company's ability to generate sufficient cash from operations and its ability to obtain financing sources to meet its future obligations. Other factors that may cause actual results of operations and future financial condition to differ from those expressed or implied in any forward-looking statements contained herein include adverse changes in relationships with key factors and vendors, changes in consumer preferences, competition from existing and potential competitors and general economic conditions.

The Company cautions that the foregoing list of important factors is not exclusive. The Company does not undertake to update any forward-looking statements contained herein or that may be made from time to time by or on behalf of the Company.

Item 6.  Exhibits and Reports on Form 8-K

Exhibits

(a)   Exhibits

         27        Financial Data Schedule (for SEC use only)

(b)   No reports on Form 8-K were filed during the quarter ended April 29, 2000.

                                Loehmann's, Inc.

                                    Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: June 13, 2000

                             Loehmann's, Inc.


                             By: /s/ Robert Glass
                                 ----------------
                                 Robert Glass
                                 President, Chief Operating Officer and Director

                                   EXHIBIT G

                                RECOVERY ANALYSIS

            The recovery calculations detailed below assume, among other things, that distributions to the holders of Claims are as detailed in the Plan.

            THE VALUATIONS SET FORTH HEREIN REPRESENT ESTIMATED REORGANIZATION VALUES AND DO NOT NECESSARILY REFLECT VALUES THAT COULD BE ATTAINABLE IN PUBLIC OR PRIVATE MARKETS. SUCH TRADING VALUES COULD BE MATERIALLY DIFFERENT FROM THE VALUES ASSOCIATED WITH THIS RECOVERY ANALYSIS.

Derivation of New Common Stock
(IN THOUSANDS; EXCEPT PER SHARE VALUES)
     Midpoint Enterprise Value.................          $105,000
     Less: Long-Term Indebtedness..............           $30,000
           New Senior Notes....................           $25,000
     Midpoint Equity Value.....................           $50,000
     Shares of New Common Stock................             3,333 shares
     Price per Share of New Common Stock.......            $15.00

Recovery to Class 5 General Unsecured Claims
(IN THOUSANDS; EXCEPT PER SHARE VALUES)

     New Common Stock Distributed to Class 5....            3,333 shares
     Price per Share of New Common Stock........           $15.00
     Value of New Common Stock Distributed to Class 5     $50,000
     New Senior Notes Distributed to Class 5....          $25,000
     Total Value of Distribution to Class 5.....          $75,000
     Estimated Claims in Class 5................         $140,900
     Estimated Recovery Rate to Class 5.........               53%

                         UNITED STATES BANKRUPTCY COURT
                              DISTRICT OF DELAWARE



     In re:                        )       Chapter 11
                                   )
     LOEHMANN'S INC.               )       Case No.l 99-1138 (MFW)
                                   )
                      Debtor,      )


                         NOTICE OF HEARING TO CONSIDER
                    CONFIRMATION OF DEBTOR'S SECOND AMENDED
              PLAN OF REORGANIZATION AS MODIFIED ON JULY 28, 2000
              ---------------------------------------------------


     NOTICE IS HEREBY GIVEN as follows:

     On May 18, 1999 (the "Petition Date"), Loehmann's, Inc., with a mailing address of 2500 Halsey Street, Bronx, New York 10461, the above-captioned debtor and debtor in possession (the "Debtor"), filed a voluntary petition for relief under chapter 11 of the Bankruptcy Code with the United States Bankruptcy Court for the District of Delaware. On July 12, 2000 the Debtor filed a motion requesting entry of an order (i) approving the Debtor's second amended disclosure statement (as modified on July 28, 2000, the "Disclosure Statement") in connection with the Debtor's second amended plan of reorganization (as modified on July 28, 2000, the "Disclosure Statement") in connection with the Debtor's second amended plan of reorganization (as modified on July 28, 2000, the "Plan"), (ii) establishing solicitation, voting and tabulation procedures and deadlines, (iii) scheduling a hearing to consider confirmation of the Plan, (iv) establishing deadlines and procedures for filing objections to confirmation of the Plan, and (v) approving the form and manner of notice of the confirmation hearing.

                                   Hearing On
                            Confirmation of the Plan
                            ------------------------

     1. A hearing to consider confirmation of the Plan and any objections thereto (the "Confirmation Hearing"), has been set by the United States Bankruptcy Court for the District of Delaware for 10:30 a.m., Wilmington, Delaware time, on September 6, 2000 at the United States Bankruptcy Court for the District of Delaware, Marine Midland Plaza, 824 Market Street, Wilmington, Delaware 19801 (the "Court") before the Honorable Mary F. Walrath, at which time any party in interest who has not waived its right to object may appear and state its objections, if any, to confirmation of the Plan. No further notice shall be provided to creditors or interest holders of any adjournment of the Confirmation Hearing announced in open court at the Confirmation Hearing or at any subsequent Confirmation Hearing.

     2. Any objection to confirmation of the Plan must (a) be in writing, (b) comply with the Federal Rules of Bankruptcy Procedure and General Orders of the Court, (c) set forth the name of the objector, and the nature and amount of any claim or interest asserted by the objector against the estate or properties of the Debtor, (d) state with particularity the legal and factual basis for such objection, and (e) be filed with the Clerk of the United States Bankruptcy Court for the District of Delaware (including a copy for Chambers of the Honorable Mary F. Walrath), together with proof of service thereof, and served upon (1) Young Conaway Stargatt and Taylor, LLP, 11th Floor, Rodney Square North, P.O. Box 391, Wilmington, Delaware 19899-0391, Attn: Pauline K. Morgan, Esq., and Paul, Weiss, Rifkind, Wharton & Garrison, 1285 Avenue of the Americas, New York, New York 10019-6064, Attn: Alan W. Kornberg, Esq., counsel for the Debtor; (2) Kronish Lieb Weiner & Hellman LLP, 1114 Avenue of the Americas, New York, New York 10036-7798, Attn: Lawrence C. Gottlieb, Esq., and Morris, Nichols, Arsht & Tunnell, 1201 N. Market Street, P.O. Box 1347, Wilmington, Delaware 19899-1347,
Attn: Robert Dehney, Esq., Counsel for the official committee of unsecured creditors; (3) Andrews & Kurth, L.L.P., 805 Third Ave., New York,
New York 10022, Attn: Paul N. Silverstein, Esq., counsel for the informal noteholders committee; and (4) the Office of the United States Trustee, 601 Walnut Street, Room 950W, Philadelphia, Pennsylvania 19106, Attn: Patricia Staiano, Esq., in each case so as to be actually filed and received no later than August 30, 2000 at 4:00 p.m., Wilmington, Delaware time.

                 UNLESS AN OBJECTION IS TIMELY SERVED AND FILED
                     IN ACCORDANCE WITH THIS NOTICE IT WILL
                         NOT BE CONSIDERED BY THE COURT

Dated: July 28, 2000

                         YOUNG CONAWAY STARGATT & TAYLOR, LLP
                         James L. Patton, Jr. (No. 2202)
                         Pauline Morgan (No, 3650)
                         Eleventh Floor, Rodney Square North
                         P.O. Box 391
                         Wilmington, Delaware 19899-0391
                         (302) 571-6600

                                -and-

                         PAUL, WEISS, RIFKIND, WHARTON & GARRISON
                         Alan W. Kornberg
                         Jeffrey D. Saferstein
                         1285 Avenue of the Americas
                         New York, New York 10019
                         (212) 373-3000

                         Attorneys for Loehmann's, Inc., debtor and debtor in possession

                  OFFICIAL COMMITTEE OF UNSECURED CREDITORS OF
                                LOEHMANN'S, INC.
                     c/o Kronish Lieb Weiner & Hellman LLP
                           114 Avenue of the Americas
                            New York, New York 10036
                                  212-479-6000

                                 August 1, 2000

To the Creditors of Loehmann's, Inc.
Bronx, New York

Dear Creditor:

     Loehmann's, Inc. ("Loehmann's") filed its chapter 11 petition in the United States Bankruptcy Court for the District of Delaware on May 18, 1999. Thereafter, the United States Trustee appointed the Official Committee of Unsecured Creditors (the "Committee") whose members are listed below. The Committee selected as its counsel, Kronish Lieb Weiner & Hellman LLP and Morris, Nichols, Arsht & Tunnell as local counsel and as its financial advisors, Mahoney Cohen & Company, CPA, P.C.

     Throughout the case, the Committee has been active and has reviewed Loehmann's financial and legal history. It has also carefully monitored Loehmann's operations during the chapter 11 proceedings.

     For quite some time, the Committee and Loehmann's have jointly explored the appropriate manner for a successful exit from chapter 11. After extensive negotiations and analysis, the Committee, the Informal Noteholders Committee and Loehmann's have reached an agreement on a Plan of Reorganization, a copy of which is enclosed along with a Disclosure Statement and ballot. The Committee urges you to review the Plan of Disclosure Statement carefully.

     It is the Committee's view that the Plan of Reorganization is the best available means at this time to maximize value for Loehmann's and the unsecured creditors. Accordingly, the Committee urges all unsecured creditors to vote in favor of the Plan by completing the ballot and forwarding it as so indicated on the enclosed documents.

     If you have any questions, feel free to contact any of the undersigned.

                         Very truly yours,

                         KRONISH LIEB WEINER & HELLMAN LLP

                         By: /s/ Lawrence C. Gottlieb
                             ----------------------------------------------
                             Lawrence C. Gottlieb, Counsel to the Committee


COMMITTEE MEMBERS:

Cynthia DiPietrantonio, representing Jones Apparel Group Patrick J. Rohan, representing CIT Group Commercial Serv. Gerard F. Ganey, representing U.S. Trust Company of New York Anthony Faresi, representing The Donna Karan Company
Cedric G. Williams, representing BNY Financial Corporation Greg Gallo, representing Republic Business Credit Corp. William Tanner, representing Polo Ralph Lauren